As filed with the Securities and Exchange Commission on February 3, 2016

Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Baxalta Incorporated

(Exact name of registrant as specified in its charter)

Delaware	2834	47-1869689
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1200 Lakeside Drive

Bannockburn, Illinois 60015

224-940-2000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Peter G. Edwards

1200 Lakeside Drive

Bannockburn, Illinois 60015

224-940-2000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

David A. Schuette Mayer Brown LLP 71 South Wacker Drive Chicago, Illinois 60606 312-701-7363	Pran Jha Sidley Austin LLP One South Dearborn Chicago, Illinois 60603 312-853-7000	David J. Goldschmidt Skadden, Arps, Slate, Meagher & Flom LLP 4 Times Square New York, New York 10036 212-735-3000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer	☐	Accelerated Filer	☐

Non-Accelerated Filer	☒ (Do not check if a smaller reporting company)	Smaller Reporting Company	☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)	Amount of registration fee
Common Stock, $0.01 par value per share(2)	$100,000,000	$10,070

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes the related preferred stock purchase rights.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY AND SUBJECT TO COMPLETION, DATED FEBRUARY 3, 2016

PROSPECTUS

                 Shares

Baxalta Incorporated

Common Stock

This is a public offering of shares of common stock of Baxalta Incorporated. Our common stock is listed on the New York Stock Exchange under the symbol “BXLT.” On February 2, 2016, the last reported sales price of our common stock was $39.79 per share.

In connection with this offering, Baxter International Inc., which currently holds 94,329,679 shares of our common stock, will exchange approximately                  of those shares of common stock, based on an assumed public offering price of $             per share, for certain indebtedness of Baxter that is expected to be held by J.P. Morgan Securities LLC, the underwriter in this offering, which we refer to in such role as the “selling shareholder.” The selling shareholder will then sell those shares of common stock pursuant to this offering. The selling shareholder, and not Baxalta or Baxter, will receive the net proceeds from the sale of the shares in this offering. However, as a result of exchanging the shares of our common stock with the selling shareholder prior to this offering, Baxter may be deemed to be a selling shareholder in this offering solely for U.S. federal securities law purposes.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 14 of this prospectus.

	Price to Public	Underwriting Discount	Proceeds to Selling Shareholder
Per Share	$	$	$
Total	$	$	$

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about                     , 2016 through the book-entry facilities of The Depository Trust Company.

The date of this prospectus is                     , 2016.

J.P. Morgan

We, Baxter, the underwriter, and the selling shareholder have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We, Baxter, the underwriter, and the selling shareholder take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give to you. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our common stock in this offering.

The selling shareholder is offering to sell shares of common stock, and seeking offers to buy shares of common stock, only in jurisdictions where offers and sales are permitted. None of Baxalta, Baxter, the underwriter or the selling shareholder has taken any action to permit a public offering of the common stock or the possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than the United States. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about, and to observe, any restrictions relating to this offering and the distribution of this prospectus applicable to that jurisdiction.

This prospectus is not a prospectus for the purposes of the European Union’s Directive 2003/71/EC (and any amendments thereto) as implemented in member states of the European Economic Area (the Prospectus Directive). This prospectus has been prepared on the basis that all offers of the shares of common stock offered hereby made to persons in the European Economic Area will be made pursuant to an exemption under the Prospectus Directive from the requirement to produce a prospectus in connection with offers of such shares of common stock.

The communication of this prospectus and any other document or materials relating to the issue of the shares of common stock offered hereby is not being made, and such documents and/or materials have not been approved, by an authorised person for the purposes of section 21 of the United Kingdom’s Financial Services and Markets Act 2000, as amended (the FSMA). Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to those persons in the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the Financial Promotion Order)), or within Article 49(2)(a) to (d) of the Financial Promotion Order), or to any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order (all such persons together being referred to as relevant persons). In the United Kingdom, the shares of common stock offered hereby are only available to, and any investment or investment activity to which this prospectus relates will be engaged in only with, relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this prospectus or any of its contents.

Presentation of Information

Unless the context otherwise requires, references in this prospectus to “Baxalta,” “the company,” “we” or “our” refer to Baxalta Incorporated, a Delaware corporation, and its combined subsidiaries. References to Baxalta’s historical business and operations refer to the business and operations of Baxter’s biopharmaceuticals business that were transferred to Baxalta in connection with the separation and distribution. References in this prospectus to “Baxter,” “Baxter International Inc.” and “Baxter International” refer to Baxter International Inc., a Delaware corporation, and its consolidated subsidiaries (after giving effect to the separation and distribution), unless the context otherwise requires.

“Combined company” or “combined company” refers collectively to Baxalta and Shire plc following the completion of our proposed merger with Shire plc.

“Distribution” or “distribution” refers to the distribution by Baxter on July 1, 2015 of approximately 80.5% of the shares of Baxalta common stock to shareholders of Baxter.

ii

“Separation” or “separation” refers to the separation of the biopharmaceuticals business from Baxter and the creation of an independent, publicly traded company holding the biopharmaceuticals business through a distribution of shares of Baxalta common stock to the Baxter shareholders.

“Spin-off” or “spin-off” refers to the contribution of property by Baxter in one or more transfers to Baxalta in exchange for shares of Baxalta common stock, cash, and the assumption of certain liabilities, together with the distribution.

See “Glossary of Scientific Terms” for definitions of certain scientific terms used in the prospectus.

Trademarks, Trade Names and Service Marks

Baxalta owns or has rights to use the trademarks, service marks and trade names that it uses in conjunction with the operation of its business. Some of the trademarks that Baxalta owns or has rights to use that appear in this prospectus include: ADVATE, ADYNOVATE, ARALAST, BUMINATE, CEPROTIN, FEIBA, FLEXBUMIN, GAMMAGARD, GAMMAGARD LIQUID, GLASSIA, HYQVIA, KIOVIG, OBIZUR, ONCASPAR, RECOMBINATE, RIXUBIS, SUBCUVIA and VONVENDI, which may be registered or trademarked in the United States and other jurisdictions. Baxalta’s rights to some of these trademarks may be limited to select markets. Each trademark, trade name or service mark of any other company appearing in this prospectus is, to Baxalta’s knowledge, owned by such other company.

iii

PROSPECTUS SUMMARY

The following is a summary of information included elsewhere in this prospectus. This summary may not contain all the information that may be important to you. To better understand the offering and Baxalta’s business and financial position, you should carefully review this entire prospectus. Except as otherwise indicated or unless the context otherwise requires, the information included in this prospectus assumes the completion of all the transactions referred to in this prospectus in connection with the separation and distribution.

This prospectus describes the businesses transferred to Baxalta by Baxter in the separation as if the transferred businesses were Baxalta’s businesses for all historical periods described. References in this prospectus to Baxalta’s historical assets, liabilities, products, businesses or activities of Baxalta’s business are generally intended to refer to the historical assets, liabilities, products, businesses or activities of the transferred businesses as the businesses were conducted as part of Baxter and its subsidiaries prior to the separation.

Baxalta

Baxalta is a global, innovative biopharmaceutical leader with a sustainable portfolio of differentiated therapies that seek to address unmet medical needs across many disease areas, including hemophilia, immunology and oncology. More specifically, the company develops, manufactures and markets a diverse portfolio of treatments for hemophilia and other bleeding disorders, immune deficiencies, alpha-1 antitrypsin deficiency, burns and shock, and other chronic and acute medical conditions, as well as oncology treatments for acute lymphoblastic leukemia. Baxalta is also investing in emerging technology platforms, including gene therapy and biosimilars.

Baxalta’s business strategy is aimed at improving diagnosis, treatment and standards of care across a wide range of bleeding disorders and other rare chronic and acute medical conditions, capitalizing on the company’s differentiated portfolio, ensuring the sustainability of supply to meet growing demand for therapies across core disease areas, and accelerating innovation by developing and launching new treatments while leveraging its expertise into new emerging therapeutics through acquisitions of and collaborations with others.

Baxalta’s 2014 worldwide net sales totaled $6.0 billion, an increase of 7% over 2013 at actual foreign currency exchange rates and 8% at constant foreign currency exchange rates. In 2014, the company achieved net income from continuing operations of $1.2 billion while also incurring research and development (R&D) expenses of $820 million.

Strengths

Baxalta possesses a number of competitive advantages that distinguish the company from its competitors, including:

Differentiated portfolio of leading products. Baxalta’s portfolio consists of a number of market-leading therapies across core disease areas, particularly in hematology and immunology. Baxalta’s portfolio includes a variety of additional differentiated therapies for the treatment of bleeding disorders and chronic and acute medical conditions, including hemophilia A, hemophilia B, acquired hemophilia, inhibitor treatments, primary immunodeficiency (PID) and alpha-1 antitrypsin deficiency. The company believes that all of these treatment areas have significant growth potential, as they remain under-diagnosed and under-treated on a global basis. Baxalta intends to capitalize on this growth opportunity by increasing awareness and diagnosis, expanding access to therapies, enhancing market penetration and improving standards of care. Baxalta’s core disease therapies include:

•	ADVATE [Antihemophilic Factor (Recombinant)], the leading recombinant factor VIII (rFVIII) therapy for the treatment of children and adults with hemophilia A;

•	FEIBA [Anti-Inhibitor Coagulant Complex], a leading inhibitor management therapy;

•	GAMMAGARD LIQUID [Immune Globulin Intravenous (Human)], a liquid formulation of the antibody-replacement therapy for the treatment of immune deficiencies and certain neurological disorders; and

•	HYQVIA [Immune Globulin Infusion 10% (Human) with Recombinant Human Hyaluronidase], an immune globulin with a recombinant human hyaluronidase for the treatment of PID in adults.

Diverse biopharmaceuticals pipeline. Building and advancing Baxalta’s existing product pipeline is a key driver of future growth. The current pipeline includes programs in hematology, oncology, immunology and biosimilars with a focus on rare diseases and areas of unmet medical need. The company has more than 20 programs under development, including those in development with collaboration partners, as it applies internal scientific expertise in addition to advancing the pipeline through a number of recent acquisitions and collaborations. Since the beginning of 2014, Baxalta has received approval for seven products in the United States (including further developments or indications of existing products) and continues to submit products for approval in and outside of the United States. Baxalta also currently has more than five programs, including collaborations, in late-stage clinical trials or pending approval.

Worldwide commercial infrastructure and opportunity for continued geographic penetration and expansion. Baxalta’s products are sold in approximately 100 countries. Baxalta has strong and extensive sales, marketing, and distribution networks around the world to support its products. In 2014, Baxalta had sales of $2.9 billion outside of the United States, representing nearly half of Baxalta’s total sales, including sales to emerging markets of $1.2 billion, representing 20% of total sales. Continued penetration of under-diagnosed and under-treated therapies will help drive growth across selected geographies.

High-quality products and world-class manufacturing operations. Baxalta has an established heritage as a leader in quality manufacturing. Baxalta has strong, globally managed and coordinated quality control and quality assurance programs in place at its manufacturing sites, and conducts and supports internal and external inspections and audits at these sites. Baxalta’s regional and global manufacturing teams seek to ensure that all of its contract manufacturers adhere to Baxalta’s standards of manufacturing quality. The company utilizes a diversified network of proprietary manufacturing sites and contract manufacturers to maximize operational efficiencies and to help meet demand for the company’s therapies. Baxalta’s extensive manufacturing and supply chain expertise and capabilities position the company well to provide critical therapies for distribution in all major regions of the world and to meet growing demand over the long-term.

Financial flexibility to fuel future growth. Baxalta retains strong financial flexibility, freeing the company to reinvest in the business and fuel future growth. In 2014, Baxalta generated $1.4 billion in operating cash flow and spent $970 million on capital expenditures. Baxalta anticipates that its business will continue to generate sufficient cash flow to allow the company to continue to invest in its new and expanding product pipeline and other areas to support and expand its business through both capital investments and strategic initiatives, including acquisitions and collaborations.

Experienced management team with track record of successful performance. Baxalta’s management team has a strong track record of performance and execution. Dr. Ludwig N. Hantson, who served as a Corporate Vice President and President of BioScience at Baxter from 2010 until the separation, is Baxalta’s President and Chief Executive Officer. Dr. Hantson brings with him more than 25 years of industry experience, including in executive roles, serving as regional, division and country head at several large biopharmaceutical companies, as well as in leadership positions in the areas of commercial operations, sales and marketing, and clinical research and development. Robert J. Hombach, who served more than 25 years in various capacities at Baxter, including as Baxter’s Chief Financial Officer from 2010 until the separation, is Baxalta’s Executive Vice President, Chief Financial Officer and Chief Operations Officer.

The management team also includes:

•	Peter G. Edwards as Executive Vice President and General Counsel, with more than 20 years of industry experience, including, prior to joining Baxalta, as the Senior Vice President and General Counsel of Mallinckrodt plc;

•	John Glasspool as Executive Vice President and Head of Corporate Strategy and Customer Operations, with more than 20 years of industry experience, including most recently as Baxter’s Vice President, New Therapies and Market Developments;

•	Brian Goff as Executive Vice President and President, Hematology, with more than 20 years of industry experience, including most recently as Baxter’s Global Franchise Head of Hemophilia;

•	Anne-Marie Law as Executive Vice President and Head of Human Resources, with more than 25 years of human resources experience, including, prior to joining Baxalta, as Senior Vice President, Human Resources McKesson Specialty Health/US Oncology of McKesson Corporation;

•	Jacopo Leonardi as Executive Vice President and President, Immunology, with 20 years of industry experience, including most recently as Baxter’s Region Head, North America Hematology Division;

•	David D. Meek as Executive Vice President and President, Oncology, with more than 25 years of industry experience, including, prior to joining Baxalta, as the Chief Commercial Officer of Endocyte, Inc. and as Novartis Pharmaceuticals’ Region Head of Oncology for Europe;

•	John J. Orloff, M.D., as Executive Vice President, Head of Research & Development and Chief Scientific Officer, with more than 30 years of industry and clinical experience, including, prior to joining Baxalta, as Global Head of Clinical Development at Merck Serono Pharmaceuticals;

•	Dagmar Rosa-Björkeson as Executive Vice President and President, Biosimilars, with more than 20 years of industry experience, including, prior to joining Baxalta, serving in multiple capacities at Novartis Pharmaceuticals, most recently as Vice President, Head of Multiple Sclerosis; and

•	Patrice Zagame, M.D., as Executive Vice President and President, Intercontinental, with more than 25 years of industry experience, including, prior to joining Baxalta, as Sanofi’s Country Head for Brazil.

Strategies

Baxalta is seeking to grow its business by, among other things:

Enhancing access through increasing awareness and diagnosis and improving standards of care. Baxalta is committed to supporting efforts to improve diagnosis and enhancing standards of care. A number of disease areas, such as hemophilia, PID, multifocal motor neuropathy (MMN), alpha-1 antitrypsin deficiency and von Willebrand disease (VWD), are currently under-diagnosed and under-treated. For example, Baxalta believes based on historical data that diagnosis rates remain well under 50% for alpha-1 antitrypsin deficiency, hemophilia A, hemophilia B and PID, and up to an estimated 60% for MMN. As awareness and diagnosis increases, Baxalta believes it can capitalize on its existing and developing product portfolio to address the rising demand for these areas of unmet medical need. Baxalta also seeks to differentiate itself through its commitment to increasing standards of care for its patients. As an example, in June 2014, Baxalta obtained European CE marking of myPKFiT, a new web-based individualized dosing device for prophylactic treatment of hemophilia A with ADVATE, which allows physicians to calculate personalized ADVATE treatment regimens based on patient information and individual pharmacokinetic (PK) profiles.

Further penetrating targeted emerging markets. In many emerging markets, population growth and economic development are driving increased demand for therapies such as Baxalta’s. In addition, rising standards of living and healthcare in such markets increase the global marketplace for Baxalta’s therapies. Based on the company’s diverse product portfolio and its history of successfully utilizing regional and local sales and distribution capabilities, Baxalta believes that the company is well-positioned for growth in these emerging markets. For example, Baxalta believes that it has further opportunities to expand in targeted emerging markets by reaching new customers, by introducing more of the company’s therapies into these markets and by supporting the adoption of the company’s products. Baxalta believes that the company will be able to efficiently respond to the needs of its emerging market customers and provide strong customer service and support in these markets.

Exploring additional models to partner with governments and other third parties. Baxalta is exploring alternative business models to partner with governments and other large patient care organizations to become the partner of choice, particularly in a number of emerging markets where utilization is very low. For example, in 2012 the company entered into an exclusive 20-year partnership with Hemobrás (Empresa Brasileira de Hemoderivado e Biotechnologia) to provide hemophilia patients in Brazil, the world’s third-largest hemophilia market, greater access to rFVIII therapy for the treatment of hemophilia A. The company has also entered into a 10-year contract manufacturing agreement with Sanquin Blood Supply Foundation of the Netherlands to enhance the supply of plasma-derived treatments for immune deficiencies, hemophilia, trauma and other critical conditions. These and similar measures will help to build and drive innovation and brand excellence on a global basis.

Augmenting Baxalta’s product portfolio through organic growth, acquisitions and collaborations. Baxalta intends to develop and grow its product portfolio primarily through external innovation, including through acquisitions, asset purchases, in-licensing transactions, development, supply and distribution agreements and other strategic partnerships, which will be complemented by ongoing internal R&D efforts. Baxalta also intends to continue to grow its business through the growth of its existing products resulting from such factors as increased awareness and diagnosis and further penetration into emerging markets. These efforts will enable the company to deliver innovative products to address areas of unmet medical need, and enhance current therapies so they remain relevant for Baxalta’s customers. Baxalta leverages its brand leadership to position the company to capitalize on enhancing access with the introduction of new therapeutics and indications. While continuing to leverage its expertise and develop therapies in its core disease areas, Baxalta intends to further diversify its product portfolio and pipeline by shifting to therapies for diseases beyond hemophilia, such as blood disorders, liquid and solid tumors and immunologic conditions. Baxalta incurred R&D expenses of $820 million in 2014 and believes that at least seven new products in its R&D portfolio have the potential to reach the market by 2018, along with several other indications or developments with respect to existing products and geographic expansions of such products.

Accessing new products and technologies through scientific partnerships. Baxalta intends to continue to expand its network of research partnerships around the globe in order to gain access to new technologies, including its relationships with universities and other public and private institutions. The transition of Baxalta’s R&D hub to Cambridge, Massachusetts, has enhanced its ability to leverage expertise in the greater Boston area and forge strategic partnerships with leading biotechnology companies and academic and research institutions. In addition, Baxalta will continue to explore opportunities to enter into collaboration agreements and external alliances with other parties under its own standalone growth and investment strategies.

Continuing to provide high-quality products and drive manufacturing efficiencies. Baxalta is a leader in quality manufacturing. Baxalta’s global commercial and manufacturing teams collaborate on various operational efficiency initiatives, including yield improvements, procurement, site and area synergies and manufacturing support rationalization, intended to improve Baxalta’s manufacturing margins. Baxalta’s manufacturing and supply chain provides it with a flexible and scalable global platform for continued expansion, including in emerging markets.

Managing the product portfolio to maximize value. Baxalta plans to continue its investment in products with durable sales, while making adjustments as necessary to increase the value of its product portfolio. Baxalta intends to achieve this objective in a variety of ways depending on product and circumstances by, for example, identifying supply chain efficiencies, pursuing additional indications and employing strong product lifecycle management. Baxalta believes that its approach will allow the company to maintain a strong operating margin on existing products.

Recent Developments

On January 11, 2016, Shire plc (Shire), BearTracks, Inc. (Merger Sub), a wholly owned subsidiary of Shire, and Baxalta entered into an Agreement and Plan of Merger (the Merger Agreement), pursuant to which, subject to the satisfaction or waiver of certain conditions, Merger Sub will merge with and into Baxalta, with Baxalta being the surviving corporation, and Baxalta will become a wholly owned subsidiary of Shire (the Merger).

On the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the Merger (the Effective Time), each share of Baxalta common stock issued and outstanding immediately prior to the Effective Time (other than treasury shares of Baxalta and any shares of Baxalta common stock owned by Shire or any subsidiary of Shire (including Merger Sub) or Baxalta, and other than shares of Baxalta common stock as to which dissenters’ rights have been properly exercised) will be canceled and converted into the right to receive both (i) $18.00 in cash, without interest and (ii) 0.1482 of an American Depositary Share of Shire (Shire ADS) duly and validly issued against Shire’s ordinary shares (the Shire Ordinary Shares), par value £0.05 per share (the Per Share Stock Consideration), except that cash will be paid in lieu of fractional Shire ADSs. Based on the number of shares of outstanding capital stock and equity awards of Baxalta and Shire as of December 31, 2015, upon closing of the Merger, Baxalta shareholders are expected to own approximately 34% of the combined company. Shire may, at its sole discretion, permit holders of Baxalta common stock to elect to receive 0.4446 of a Shire Ordinary Share for each outstanding share of Baxalta common stock in lieu of the Per Share Stock Consideration. See “The Proposed Merger” for additional information regarding the Merger Agreement and other agreements relating to the Merger.

We expect the Merger to close in mid-2016, subject to the satisfaction or waiver of certain conditions described in this prospectus under the heading “The Proposed Merger.” However, we cannot provide any assurance as to the actual timing of completion of the Merger, or whether the Merger will be completed at all.

Risks Related to Baxalta’s Business, the Separation and Distribution and the Proposed Merger with Shire

An investment in Baxalta common stock is subject to a number of risks, including risks related to Baxalta’s business, the separation and distribution and the proposed Merger with Shire. The following list of risk factors is not exhaustive. Please read the information in the section captioned “Risk Factors” for a more thorough description of these and other risks.

Risks Related to Baxalta’s Business

•	Baxalta is currently dependent upon the revenues generated by its three principal products: ADVATE, FEIBA and GAMMAGARD LIQUID. If Baxalta is unable to successfully introduce new products, encounters negative developments with respect to its existing products or fails to keep pace with advances in technology, Baxalta’s business, financial condition and results of operations could be adversely affected.

•	Issues with product quality could have a material adverse effect upon Baxalta’s business, subject Baxalta to regulatory actions and cause a loss of customer confidence in Baxalta or its products.

•	Baxalta is subject to a number of existing laws and regulations in a changing regulatory environment, non-compliance with which could adversely affect Baxalta’s business, financial condition and results of operations.

•	ADVATE and Baxalta’s other products face substantial competition in the product markets in which it operates.

•	If Baxalta is unable to successfully implement its business development strategy or expand its product portfolio through external collaborations, Baxalta’s business could suffer and Baxalta’s business, financial condition and results of operations could suffer.

•	If reimbursement for Baxalta’s current or future products is reduced or modified in the United States or abroad, its business could suffer.

Risks Related to the Separation and Distribution

•	Baxalta has only operated as an independent company since July 1, 2015, and Baxalta’s historical and pro forma financial information prior to that date is not necessarily representative of the results that it would have achieved as a separate, publicly traded company and may not be a reliable indicator of its future results.

•	Baxalta may not achieve some or all of the expected benefits of the separation and distribution, and the separation and distribution may adversely affect Baxalta’s business.

Risks Related to the Proposed Merger with Shire

•	The Merger is subject to the satisfaction of various conditions and, as a result, if any conditions to the Merger are not satisfied or, where waiver is permitted by applicable law, not waived, the Merger will not be consummated. Failure to consummate the Merger could negatively impact the price of Baxalta common stock and our future business and financial results.

•	If the Merger is consummated, the combined company may be unable to realize the full extent of the anticipated benefits of the proposed Merger, including estimated cost synergies.

The Separation and Distribution

On July 1, 2015, Baxter completed the distribution of approximately 80.5% of Baxalta’s issued and outstanding shares of common stock on the basis of one share of Baxalta common stock for each share of Baxter common stock held as of the close of business on June 17, 2015, the record date.

Baxter’s transfer of less than all of the Baxalta common stock to its shareholders in the distribution was motivated by its desire to establish, in an efficient and nontaxable, cost effective manner, an appropriate capital structure for each of Baxter and Baxalta, including by reducing, directly or indirectly, Baxter indebtedness during the 18-month period following the distribution. The debt-for-equity exchange discussed below forms part of Baxter’s liquidity management plans.

The Underwriting and Debt-for-Equity Exchange

In connection with this offering, pursuant to a debt-for-equity exchange agreement to be dated the date of this prospectus, Baxter will exchange                  shares of Baxalta common stock for $         in aggregate principal amount of indebtedness of Baxter that is expected to be held by the selling shareholder by such date. Prior to the debt-for-equity exchange described in further detail below, the selling shareholder is expected to acquire certain outstanding indebtedness of Baxter pursuant to a tender offer for such indebtedness and hold such indebtedness for a period of time in accordance with the terms of the IRS private letter ruling, as described below under “Risk Factors.” The selling shareholder is J.P. Morgan Securities LLC, the underwriter in this offering. The selling shareholder will then sell those shares of common stock pursuant to this offering for cash. The debt-for-equity exchange between Baxter and the selling shareholder will occur on the date of this prospectus. We refer to this exchange between Baxter and the selling shareholder as the “debt-for-equity exchange.” As a result of the debt-for-equity exchange, Baxter may be deemed to be a selling shareholder in this offering solely for U.S. federal securities law purposes.

The indebtedness of Baxter that is expected to be held by the selling shareholder and used in the debt-for-equity exchange has an aggregate principal amount of up to $            . The amount of such indebtedness of Baxter to be held by the selling shareholder will be sufficient to acquire from Baxter pursuant to the debt-for-equity exchange all of the shares of common stock to be sold in this offering. Subsequent to the completion of the debt-for-equity exchange, the Baxter indebtedness exchanged in such debt-for-equity exchange will be retired. We do not guarantee, or have any other obligations in respect of, the Baxter indebtedness. See “Underwriting (Conflicts of Interest)—The Debt-for-Equity Exchange.”

Baxter has advised us that, following the completion of the debt-for-equity exchange, it intends to dispose of its remaining ownership interest in us (i) to Baxter’s creditors in satisfaction of outstanding obligations of Baxter (including by way of one or more contributions to the Baxter U.S. pension plan), (ii) in exchange for Baxter stock and (iii) possibly to Baxter’s shareholders as a dividend, in each case, prior to any Shire or Baxalta shareholder vote with respect to the Merger, and, in any event, during the 18-month period following the distribution. To the extent Baxter holds any Baxalta common stock or Shire Securities (as defined herein) received in exchange for such common stock pursuant to the Merger either after the Merger or at the end of the 18-month period, as the case may be, Baxter has advised us that it intends to dispose of such stock in one or more transactions (including potentially through underwritten equity offerings) as soon as practicable thereafter, taking into account market conditions and its business judgment, but in no event later than five years after the distribution.

Upon completion of the debt-for-equity exchange and this offering, Baxter will own approximately                  shares of our common stock, based on an assumed public offering price of $             per share, the last reported sale price of our common stock on the New York Stock Exchange on                 , 2016, representing approximately         % of our outstanding common stock.

Baxalta’s Post-Distribution Relationship with Baxter

Baxalta entered into a separation and distribution agreement with Baxter, which is referred to in this prospectus as the “separation and distribution agreement.” In connection with the separation, Baxalta entered into various other agreements to effect the separation and provide a framework for its relationship with Baxter after the distribution, including a transition services agreement, a long term services agreement, a tax matters agreement, a manufacturing and supply agreement, an employee matters agreement, a trademark license agreement, a Galaxy license agreement, an international commercial operations agreement, a shareholder’s and registration rights agreement with respect to Baxter’s continuing ownership of Baxalta common stock and certain other commercial agreements. These agreements provide for the allocation between Baxter and Baxalta of Baxter’s assets, employees, liabilities and obligations (including investments, property and employee benefits and tax-related assets and liabilities) attributable to periods prior to, at and after Baxalta’s separation from Baxter. These agreements also govern certain relationships between Baxter and Baxalta after the separation. For additional information regarding the separation and distribution agreement and other transaction agreements, see the sections entitled “Risk Factors—Risks Related to the Separation and Distribution” and “Certain Relationships and Related Person Transactions.” In connection with the Merger, Baxalta also entered into a Letter Agreement with Baxter and Shire, which addresses certain aspects of the tax matters agreement and modifies certain aspects of the shareholder’s and registration rights agreement. See “The Proposed Merger—Letter Agreement.”

Conflicts of Interest

This offering is being conducted in accordance with the applicable provisions of Rule 5121 of the Financial Industry Regulatory Authority, Inc. (FINRA) Conduct Rules. The underwriter will have a “conflict of interest” pursuant to FINRA Rule 5121(f)(5)(C)(ii) by virtue of its role as selling shareholder because all of the net proceeds of this offering will be received by the selling shareholder. As such, the underwriter will not confirm any sales to any account over which it exercises discretionary authority without the specific written approval of the transaction from the account holder. Pursuant to FINRA Rule 5121, the appointment of a qualified independent underwriter is not necessary in connection with this offering because the offering is of a class of equity securities for which a “bona fide public market,” as defined by FINRA Rule 5121(f)(3), exists.

Corporate Information

Baxalta Incorporated was incorporated in Delaware on September 8, 2014 for the purpose of holding Baxter’s biopharmaceuticals business in connection with the separation and distribution described herein. The company’s corporate offices are located at 1200 Lakeside Drive, Bannockburn, Illinois 60015. Baxalta’s telephone number is 224-940-2000.

Baxalta also maintains an Internet site at www.baxalta.com. Baxalta’s website and the information contained therein or connected thereto shall not be deemed to be incorporated herein, and you should not rely on any such information in making an investment decision.

SUMMARY HISTORICAL AND UNAUDITED PRO FORMA

CONSOLIDATED AND COMBINED FINANCIAL INFORMATION

The following table sets forth summary historical financial information for the periods indicated below. The summary combined balance sheet data as of December 31, 2014 and 2013 and the summary combined statement of income data for the years ended December 31, 2014, 2013 and 2012 have been derived from Baxalta’s audited combined financial statements which are included elsewhere in this prospectus. The summary consolidated balance sheet data as of September 30, 2015 and the summary consolidated and combined statement of income data for the nine months ended September 30, 2015 and 2014 are derived from Baxalta’s unaudited condensed consolidated and combined interim financial statements which are included elsewhere in this prospectus. The unaudited condensed consolidated and combined interim financial data for periods after the July 1, 2015 separation reflect the consolidated financial position and consolidated results of operations of the company as an independent, publicly-traded company. The unaudited condensed combined interim financial data for periods prior to the separation have been prepared on a basis consistent with the basis on which Baxalta’s audited combined financial statements have been prepared, except income taxes for the interim period which are based on the estimated effective tax for the full year. In the opinion of Baxalta’s management, the unaudited condensed consolidated and combined interim financial data includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of such data. These interim results are not necessarily indicative of results to be expected for the full year.

The combined financial statements prior to the separation were prepared on a “carve-out” basis for purposes of presenting Baxalta’s financial position, results of operations and cash flows. Baxalta did not operate as a standalone entity prior to the spin-off, and accordingly the summary financial data presented herein is not necessarily indicative of Baxalta’s future performance and does not reflect what Baxalta’s financial performance would have been had the company operated as an independent publicly traded company during the periods presented.

The Baxalta consolidated and combined statement of income data disclosed below has been updated to retrospectively present earnings per share (EPS) for periods prior to the completion of the separation and related transactions. The computation of basic EPS for all periods prior to the separation disclosed herein was calculated using the shares distributed and retained by Baxter on July 1, 2015 totaling 676 million. The weighted average number of shares outstanding for diluted EPS for the periods prior to separation also include 5 million of diluted common share equivalents for stock options, restricted stock units (RSUs), and performance share units (PSUs) as these share-based awards were previously issued by Baxter and outstanding at the time of separation and were assumed by Baxalta following the separation.

The unaudited pro forma consolidated and combined statement of income data for the year ended December 31, 2014 and for the nine months ended September 30, 2015 assumes that the separation occurred as of January 1, 2014. The pro forma adjustments are based upon available information and assumptions that Baxalta believes are reasonable. The summary unaudited pro forma condensed financial information is for illustrative and informational purposes only and does not purport to represent what the financial position or results of operations would have been if Baxalta had operated as an independent company during the periods presented or if the transactions described therein had actually occurred as of the date indicated, nor does it project the financial position at any future date or the results of operations for any future period. Please see the notes to the unaudited pro forma consolidated and combined financial statements included elsewhere in this prospectus for a discussion of adjustments reflected in the unaudited pro forma consolidated and combined financial statements.

The summary financial information should be read in conjunction with the discussion in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the unaudited pro forma consolidated and combined financial statements and corresponding notes, the audited combined financial statements and corresponding notes and the unaudited condensed consolidated and combined interim financial statements and corresponding notes included elsewhere in this prospectus.

	For the nine months ended September 30,			For the years ended December 31,
(in millions)	Pro Forma 2015	2015	2014	Pro Forma 2014	2014	2013	2012

Consolidated and Combined Statement of Income Data:
Net sales	$4,467	$4,385	$4,269	$6,109	$5,952	$5,555	$5,310
Cost of sales	1,781	1,705	1,772	2,590	2,443	2,329	2,240

Gross margin	2,686	2,680	2,497	3,519	3,509	3,226	3,070

Selling, general and administrative expenses	964	984	742	1,020	1,053	1,017	913
Research and development expenses	680	682	639	818	820	595	581
Net interest expense	117	26	—	188	—	—	—
Other (income) expense, net	(87)	(87)	(16)	104	104	1	15

Income from continuing operations before income taxes	1,012	1,075	1,132	1,389	1,532	1,613	1,561
Income tax expense	224	248	280	285	346	325	356

Net income from continuing operations	$788	$827	$852	$1,104	$1,186	$1,288	$1,205

Net income from continuing operations per common share
Basic	$1.16	$1.22	$1.26	$1.63	$1.75	$1.90	$1.78

Diluted	$1.16	$1.21	$1.25	$1.62	$1.74	$1.89	$1.77

	As of September 30,	As of December 31,
(in millions)	2015	2014	2013

Consolidated and Combined Balance Sheet Data:
Total assets	$12,906	$8,784	$7,742
Long-term debt[1]	$4,962	$—	$—

[1]	Excludes capital lease obligations.

	For the nine months ended September 30,		For the years ended December 31,
(in millions)	2015	2014	2014	2013	2012

Other Financial Data:
Adjusted net income from continuing operations[2]	$1,073	$1,105	$1,585	$1,432	$1,390

[2]

Adjusted net income from continuing operations is calculated as net income from continuing operations excluding special items and is not calculated in accordance with generally accepted accounting principles (GAAP). The non-GAAP financial measures presented exclude the impact of certain special items, which are excluded because they are highly variable, difficult to predict, and of a size that may substantially impact the company’s operations and can facilitate an additional analysis of the company’s results of operations, particularly in evaluating performance from one period to another. Upfront and milestone payments related to collaborative arrangements that have been expensed as research and development (R&D) are uncertain and often result in a different payment and expense recognition pattern than internal R&D activities and therefore are typically excluded as special items. Intangible asset amortization is excluded to facilitate an evaluation of current and past operating performance, particularly in terms of cash returns, and is similar to how management internally assesses performance. The company’s management uses non-GAAP financial measures to evaluate the company’s performance and provides them to investors as a supplement to the company’s reported results, as management believes this information provides additional insight into the company’s operating performance. The non-GAAP financial measures used by the company may be calculated differently from, and therefore may not be comparable to, similarly titled measures used by other companies. In addition, these non-GAAP financial measures should not be considered in isolation, as a substitute for, or as superior to, financial measures calculated in accordance with GAAP, and the company’s financial results calculated in accordance with GAAP and reconciliations to those financial statements should be carefully evaluated.

	For the nine months ended September 30,		For the years ended December 31,
(in millions)	2015	2014	2014	2013	2012

Net income from continuing operations	$827	$852	$1,186	$1,288	$1,205
Adjustments for special items
Upfront and milestone payments to collaboration partners	102	198	217	78	113
Business optimization items	(4)	29	22	45	51
Change in fair value of contingent payment liabilities	(61)	44	124	18	—
Other-than-temporary impairment charge	—	—	45	—	—
Branded Prescription Drug Fee	—	26	26	—	—
Separation costs	139	11	56	—	—
Intangible asset amortization expense	35	10	16	16	16
Plasma-related litigation	—	(10)	(10)	84	—
Turkey VAT charge	—	—	—	8	—
Pension settlement charge allocated from Baxter	—	—	—	—	72
Business development items	17	—	—	—	—
IPR&D and other impairment charges	94	—	—	—	—
Impact of special items on income taxes	(76)	(55)	(97)	(105)	(67)

Total special items, net of tax	$246	$253	$399	$144	$185

Adjusted net income from continuing operations	$1,073	$1,105	$1,585	$1,432	$1,390

THE OFFERING

Common stock offered by the selling shareholder(1)	shares

Common stock to be outstanding immediately before and after this offering	679,287,500 shares

Common stock to be held by Baxter immediately after the debt-for-equity exchange and this offering(1)	shares

Preferred stock purchase rights	Each share of common stock offered hereby will have associated with it one preferred stock purchase right, which is presently attached to and trades with our common stock, issuable under our rights agreement. See “Description of Baxalta’s Capital Stock—Rights Agreement.”

Use of proceeds	We will not issue any new shares of our common stock and will not receive any proceeds from the sale of the common stock in this offering. All of the net proceeds from this offering will be received by the selling shareholder. On the date of this prospectus, the selling shareholder will acquire the common stock being sold in this offering from Baxter in exchange for certain outstanding indebtedness of Baxter to be acquired by the selling shareholder pursuant to the tender offer for such indebtedness described above under “—The Underwriting and Debt-for-Equity Exchange.” Subsequent to the completion of the debt-for-equity exchange, the Baxter indebtedness exchanged in such debt-for-equity exchange will be retired. See “Underwriting (Conflicts of Interest)—The Debt-for-Equity Exchange” and “Use of Proceeds.”

Underwriter	J.P. Morgan Securities LLC

Selling shareholder	On the date of this prospectus, pursuant to a debt-for-equity exchange agreement to be dated the date of this prospectus, Baxter will exchange all of the shares of our common stock being sold in this offering for certain indebtedness of Baxter to be acquired by the selling shareholder in the tender offer described above under “—The Underwriting and Debt-for-Equity Exchange.” The selling shareholder will then sell these shares pursuant to this offering for cash. No new shares of our common stock will be issued in this offering. As a result of this debt-for-equity exchange, Baxter may be deemed to be a selling shareholder in this offering solely for U.S. federal securities law purposes.

Conflicts of interest	The underwriter will have a “conflict of interest” under Rule 5121(f)(5)(C)(ii) of the FINRA Conduct Rules. See “Underwriting (Conflicts of Interest)—Conflicts of Interest and Relationships.”

(1)	Based on an assumed public offering price of $ per share, the last reported sale price of our common stock on the New York Stock Exchange on , 2016.

Risk factors	You should read the “Risk Factors” section of this prospectus for a discussion of factors to consider carefully before deciding to invest in shares of our common stock.

New York Stock Exchange symbol	“BXLT”

Unless indicated otherwise, references to the number and percentage of shares of common stock to be outstanding immediately after this offering are based on 679,287,500 shares of common stock outstanding as of December 31, 2015 and exclude:

•	4,100,455 shares of common stock issuable upon settlement of restricted stock units and performance share units (assuming performance at target performance levels) outstanding as of December 31, 2015;

•	37,747,359 shares of common stock issuable upon the exercise of stock options outstanding as of December 31, 2015, with a weighted average exercise price of approximately $29.55 per share; and

•	38,904,260 shares of common stock reserved for future awards under our 2015 Incentive Plan as of December 31, 2015.

RISK FACTORS

You should carefully consider the following risks and other information in this prospectus in evaluating Baxalta and Baxalta’s common stock. Any of the following risks could materially and adversely affect Baxalta’s results of operations or financial condition. The risk factors have been separated into four general groups: risks related to Baxalta’s business, risks related to the separation and distribution, risks related to Baxalta’s common stock and this offering, and risks related to the proposed merger with Shire. The risks discussed below are not the only risks Baxalta faces. Baxalta may experience additional risks and uncertainties not currently known to it, or, as a result of developments occurring in the future, conditions that Baxalta currently deems to be immaterial, that may also materially and adversely affect its business, results of operations or financial condition. In any such case, you may lose all or a part of your original investment and not realize any return you may have expected thereon.

Risks Related to Baxalta’s Business

If Baxalta is unable to successfully introduce new products, encounters negative developments with respect to its existing products or fails to keep pace with advances in technology, Baxalta’s business, financial condition and results of operations could be adversely affected.

Baxalta currently relies on the revenues generated from its principal products, including ADVATE, FEIBA and GAMMAGARD LIQUID. Although Baxalta has developed and continues to develop additional products for commercial introduction, the company may be substantially dependent on sales from these products for many years. Any negative developments relating to any of these products, such as safety or efficacy issues, the introduction or greater acceptance of competing products, constraints on product pricing or price increases, changes in reimbursement policies of third parties or adverse regulatory or legislative developments, may reduce Baxalta’s revenues and adversely affect the company’s results of operations.

Baxalta needs to successfully introduce new products to achieve its strategic business objectives. Product development requires substantial investment, and there is inherent risk in the research and development process. A successful product development process depends on many factors, including Baxalta’s ability to properly anticipate and satisfy customer needs, adapt to new technologies, obtain regulatory approvals on a timely basis, demonstrate satisfactory clinical results, manufacture products in an economical and timely manner and differentiate Baxalta’s products from those of its competitors. If Baxalta cannot successfully introduce new products or adapt to changing technologies, the company’s products may become obsolete and its revenue and profitability could suffer.

In November 2015, Baxalta received regulatory approval for ADYNOVATE (BAX 855) in the United States. ADYNOVATE is an extended half-life recombinant factor VIII (rFVIII) treatment for hemophilia A based on ADVATE. While ADVATE is expected to continue to be an important revenue-driver for the company, ADYNOVATE is an alternative for patients preferring an extended half-life treatment, which allows for fewer doses and may be preferable in terms of convenience to some patients. If the company does not receive regulatory approvals for the commercialization of ADYNOVATE outside of the United States, or if the company is unable to successfully execute on its plans to commercialize ADYNOVATE, Baxalta’s future revenue growth and results of operations may be adversely affected to the extent that extended half-life and similar products otherwise adversely affect ADVATE results. Along with the risk that additional regulatory approvals may not be received, factors that may prevent the company from successfully meeting its plans for the launch and commercialization of ADYNOVATE include the availability of competitive products; any reputational damage that may result from adverse experiences or events that may occur with patients treated with ADYNOVATE; any successful challenge with respect to rights in the company’s exclusive ownership of the PEGylation technology utilized in ADYNOVATE; and other risks described in these “Risk Factors” related to the operation of the company’s business and the sales of products of the business.

Baxalta’s pipeline also includes additional extended half-life therapies for hemophilia A and other potential new treatments for hemophilia A and B (including gene therapy) and a recombinant treatment for patients with inhibitors, as well as treatments in other areas of unmet medical need (including oncology), each of which remains subject to additional clinical development risks in addition to the factors listed above. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Executive Overview—Research and Development” and “Business—Building a Diversified Biopharmaceutical Pipeline” for a discussion of Baxalta’s R&D activities and product pipeline.

Issues with product quality could have a material adverse effect upon Baxalta’s business, subject Baxalta to regulatory actions and cause a loss of customer confidence in Baxalta or its products.

Baxalta’s success depends upon the quality of its products. Quality management plays an essential role in meeting customer requirements, preventing defects, improving the company’s products and services and assuring the safety and efficacy of Baxalta’s products. Baxalta’s future success depends on its ability to maintain and continuously improve its quality management program. While Baxalta has one quality system deployed globally that covers the lifecycle of its products, quality and safety issues may occur with respect to any of these products at any stage. A quality or safety issue may result in adverse inspection reports, warning letters, product recalls or seizures, monetary sanctions, injunctions to halt manufacture and distribution of products, civil or criminal sanctions, costly litigation, refusal of a government to grant approvals and licenses, restrictions on operations or withdrawal of existing approvals and licenses. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in Baxalta or its current or future products, which may result in the loss of sales and difficulty in successfully launching new products. Additionally, Baxalta has made and continues to make significant investments in assets, including inventory and property, plant and equipment, which relate to potential new products or modifications to existing products. Product quality or safety issues may restrict the company from being able to realize the expected returns from these investments, potentially resulting in asset impairments in the future.

Unaffiliated third party suppliers provide a number of goods and services to Baxalta’s R&D, clinical and manufacturing organizations. Third party suppliers are required to comply with Baxalta’s quality standards. Failure of a third party supplier to provide compliant raw materials or supplies could result in delays, service interruptions or other quality related issues that may negatively impact Baxalta’s business results. In addition, some of the raw materials employed in Baxalta’s production processes are derived from human and animal origins, requiring robust controls to eliminate the potential for introduction of pathogenic agents or other contaminants.

Baxalta is subject to a number of existing laws and regulations, non-compliance with which could adversely affect Baxalta’s business, financial condition and results of operations, and Baxalta is susceptible to a changing regulatory environment.

As a biopharmaceutical company, Baxalta’s operations and products, and those of its customers, are regulated by numerous government agencies, both inside and outside the United States. The impact of this on Baxalta is direct to the extent the company is subject to these laws and regulations, and indirect in that in a number of situations, even though the company may not be directly regulated by specific biopharmaceutical laws and regulations, Baxalta’s products must be capable of being used by its customers in a manner that complies with those laws and regulations.

The manufacture, distribution, marketing and use of Baxalta’s products are subject to extensive regulation and scrutiny by the U.S. Food and Drug Administration (FDA) and other regulatory authorities globally. In particular, regulation of the development, manufacture, and sale of biologics (including biosimilars) may be more complex and require greater expenditures than the regulations applicable to other pharmaceutical products. Any new product must undergo lengthy and rigorous testing and other extensive, costly and time-consuming procedures mandated by FDA and foreign regulatory authorities. Changes to current products may be subject to vigorous review, including multiple regulatory submissions, and approvals are not certain. Baxalta’s facilities must be licensed prior to production and remain subject to inspection from time to time thereafter. Failure to comply with the requirements of FDA or other regulatory authorities, including a failed inspection or a failure in Baxalta’s adverse event reporting system, could result in adverse inspection reports, warning letters, product recalls or seizures, monetary sanctions, injunctions to halt the manufacture and distribution of products, civil or criminal sanctions, refusal of a government to grant approvals or licenses, restrictions on operations or withdrawal of existing approvals and licenses. Any of these actions could cause a loss of customer confidence in Baxalta and its products, which could adversely affect the company’s sales. The requirements of regulatory authorities, including interpretative guidance, are subject to change and compliance with additional or changing requirements or interpretative guidance may subject the company to further review, result in product launch delays or otherwise increase Baxalta’s costs. For information on current regulatory issues affecting Baxalta, see “Business—Regulation.” In connection with these issues, there can be no assurance that additional costs or civil and criminal penalties will not be incurred, that additional regulatory actions with respect to the company will not occur, that the company will not face civil claims for damages from purchasers or users, that substantial additional charges or significant asset impairments may not be required, that sales of other products may not be adversely affected, or that additional regulation will not be introduced that may adversely affect the company’s operations and combined financial statements.

The sales, marketing and pricing of products and relationships that biopharmaceutical companies have with healthcare providers are under increased scrutiny by federal, state and foreign government agencies. Compliance with the Anti-Kickback Statute, False Claims Act, Federal Food, Drug and Cosmetic Act (including the parts that relate to off-label promotion of products) and other healthcare related laws, as well as competition, data and patient privacy and export and import laws, is under increased focus by the agencies charged with overseeing such activities, including FDA, the Office of the Inspector General within the Department of Health and Human Services (OIG), the Department of Justice (DOJ) and the Federal Trade Commission. The DOJ and the U.S. Securities and Exchange Commission (SEC) have also increased their focus on the enforcement of the U.S. Foreign Corrupt Practices Act (FCPA), particularly as it relates to the conduct of biopharmaceutical companies. The FCPA and similar anti-bribery laws generally prohibit companies and their employees, contractors or agents from making improper payments to government officials for the purpose of obtaining or retaining business. Healthcare professionals in many countries are employed by the government and consequently may be considered government officials. Foreign governments have also increased their scrutiny of biopharmaceutical companies’ sales and marketing activities and relationships with healthcare providers and competitive practices generally. The laws and standards governing the promotion, sale and reimbursement of Baxalta’s products and those governing Baxalta’s relationships with healthcare providers and governments, including the Sunshine Act enacted under the Patient Protection and Affordable Care Act (PPACA), can be complicated, are subject to frequent change and may be violated unknowingly. Baxalta has compliance programs in place, including policies, training and various forms of monitoring, designed to address these risks. Nonetheless, these programs and policies may not always protect the company from conduct by individual employees that violate these laws. Violations, or allegations of violations, of these laws may result in large civil and criminal penalties, debarment from participating in government programs, diversion of management time, attention and resources and may otherwise have a material adverse effect on Baxalta’s business, financial condition and results of operations. For more information related to Baxalta’s ethics and compliance programs, see “Business—Ethics and Compliance.” For more information related to Baxalta’s legal proceedings, see Note 14 to each of the audited combined financial statements and unaudited condensed consolidated and combined interim financial statements contained herein.

The laws and regulations discussed above are broad in scope and subject to evolving interpretations, which could require Baxalta to incur substantial cost associated with compliance or to alter one or more of the company’s sales and marketing practices and may subject the company to enforcement actions which could adversely affect Baxalta’s business, financial condition and results of operations.

Baxalta’s products face substantial competition in the product markets in which it operates.

Baxalta faces substantial competition throughout its business from international and domestic biopharmaceutical companies of all sizes. Competition is primarily focused on cost-effectiveness, price, service, product effectiveness and quality, patient convenience, and technological innovation.

Competition may increase further as existing competitors enhance their offerings or additional companies enter Baxalta’s markets or modify their existing products to compete directly with Baxalta’s products. For example, ADVATE may face additional competition from extended half-life treatments, such as ELOCTATE® from Biogen Idec, which allow for fewer doses compared to ADVATE and may be preferable in terms of convenience to some patients. If Baxalta’s competitors respond more quickly to new or emerging technologies and changes in customer requirements, the company’s products may be rendered obsolete or non-competitive. If Baxalta’s competitors develop more effective or affordable products, or achieve earlier patent protection or product commercialization than the company does, its operations will likely be negatively affected. If Baxalta is forced to reduce its prices due to increased competition, Baxalta’s business could become less profitable. The company’s sales could be adversely affected if any of its contracts with customers (including with hospitals, treatment centers and other health care providers, distributors, group purchasing organizations and integrated delivery networks) are terminated due to increased competition or otherwise.

If Baxalta’s business development activities are unsuccessful, Baxalta’s business could suffer and Baxalta’s financial performance could be adversely affected.

As part of Baxalta’s long-term strategy, Baxalta is engaged in business development activities including evaluating and consummating acquisitions, joint research and development opportunities, technology licensing arrangements and other opportunities. These activities may result in substantial investment of the company’s resources. Baxalta’s success developing products or expanding into new markets from such activities will depend on a number of factors, including Baxalta’s ability to find suitable opportunities for acquisition, investment or alliance; whether Baxalta is able to complete an acquisition, investment or alliance on terms that are satisfactory to the company; the strength of the other company’s underlying technology, products and ability to execute its business strategies; any intellectual property and litigation related to these products or technology; and Baxalta’s ability to successfully integrate the acquired company, business, product, technology or research into Baxalta’s existing operations, including the ability to adequately fund acquired in-process research and development projects and to maintain adequate controls over the combined operations. Certain of these activities are subject to antitrust and competition laws, which laws could impact Baxalta’s ability to pursue strategic transactions and could result in mandated divestitures in the context of proposed acquisitions. If Baxalta is unsuccessful in its business development activities, the company may be unable to meet its financial targets and Baxalta’s financial performance could be adversely affected.

For more information on recent business development activities, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Executive Overview—Research and Development” and “Business—Strategies.”

Baxalta’s growth strategy depends upon its ability to expand its product portfolio through external collaborations, which, if unsuccessful, may adversely affect the development and sale of its products.

Baxalta intends to continue to explore opportunities to enter into collaboration agreements and external alliances with other parties, focusing on hematology, oncology and immunology. These third party collaborators may include other biopharmaceutical companies, academic and research institutions, governments and government agencies and other public and private research organizations.

These third party collaborators are often directly responsible for clinical development under these types of arrangements, and Baxalta does not have the same level of decision-making capabilities for the prioritization and management of development-related activities as it does for its internal research and development activities. Failures by these partners to meet their contractual, regulatory, or other obligations to Baxalta, or any disruption in the relationships between Baxalta and these partners, could have a material adverse effect on Baxalta’s pipeline and business. In addition, Baxalta’s collaborative relationships for research and development extend for many years and may give rise to disputes regarding the relative rights, obligations and revenues of Baxalta and its partners, including the ownership of intellectual property and associated rights and obligations. These could result in the loss of intellectual property rights or other intellectual property protections, delay the development and sale of potential pharmaceutical products, and lead to lengthy and expensive litigation or arbitration.

Long-term public-private partnerships with governments and government agencies, including in certain emerging markets, may include technology transfers to support local manufacturing capacity and technical expertise. For example, Baxalta recently became Brazil’s exclusive provider of rFVIII and will facilitate a technology transfer to support local manufacturing capacity and technical expertise. Baxalta cannot predict whether these types of transfers and arrangements will become more common in the future. These types of technology transfers and similar arrangements could have a material adverse effect on the company’s results of operations as a result of lost exclusivity with respect to certain manufacturing and technical capabilities, particularly if this model becomes widely used. Public-private partnerships are also subject to risks of doing business with governments and government agencies, including risks related to sovereign immunity, shifts in the political environment, changing economic and legal conditions and social dynamics.

For more information on Baxalta’s current pipeline, see “Business—Building a Diversified Biopharmaceutical Pipeline.”

If reimbursement or other payment for Baxalta’s current or future products is reduced or modified in the United States or abroad, including through the implementation of government-sponsored healthcare reform or other similar actions, cost containment measures, or changes to policies with respect to pricing, taxation or rebates, then Baxalta’s business could suffer.

Sales of Baxalta’s products depend, in part, on the extent to which the costs of its products are paid by both public and private payors. These payors include Medicare, Medicaid, and private health care insurers in the United States and foreign governments and third-party payors outside the United States. Public and private payors are increasingly challenging the prices charged for pharmaceutical products and services. Baxalta may continue to experience continued downward pricing pressures from any or all of these payors which could result in a material adverse effect on its business, financial condition and operational results.

Global efforts toward healthcare cost containment continue to exert pressure on product pricing. Governments around the world use various mechanisms to control healthcare expenditures such as price controls, the formation of public contracting authorities, product formularies (lists of recommended or approved products), and competitive tenders which require the submission of a bid to sell products. Sales of Baxalta’s products are dependent, in part, on the availability of reimbursement by government agencies and healthcare programs, as well as insurance companies and other private payors. In much of Europe, Latin America, Asia and Australia, for example, the government provides healthcare at low cost to patients, and controls its expenditures by purchasing products through public tenders, collective purchasing, regulating prices, setting reference prices in public tenders or limiting reimbursement or patient access to certain products. Additionally, austerity measures or other reforms by foreign governments may limit, reduce or eliminate payments for Baxalta’s products and adversely affect both pricing flexibility and demand for its products.

For example, in the United States the PPACA, which was signed into law in March 2010, includes several provisions that impact Baxalta’s businesses in the United States, including increased Medicaid rebates and an expansion of the 340B Drug Pricing Program, which provides certain qualified entities, such as hospitals serving disadvantaged populations, with discounts on the purchase of drugs for outpatient use and an excise tax on the sale of certain drugs. Baxalta may also experience downward pricing pressure as the PPACA reduces Medicare and Medicaid payments to hospitals and other providers. While it is intended to expand health insurance coverage and increase access to medical care generally, the long-term impact of the PPACA on Baxalta’s business and the demand for the company’s products is uncertain.

As a result of these and other measures, including future measures or reforms that cannot be predicted, reimbursement may not be available or sufficient to allow Baxalta to sell its products on a competitive basis.

Legislation and regulations affecting reimbursement for Baxalta’s products may change at any time and in ways that may be adverse to Baxalta. Baxalta cannot predict the impact of these pressures and initiatives, or any negative effects of any additional regulations that may affect the company’s business.

The nature of producing plasma-based therapies may prevent Baxalta from timely responding to market forces and effectively managing its production capacity.

The production of plasma-based therapies is a lengthy and complex process, and Baxalta sources its plasma both externally and internally through BioLife Plasma Services L.P. (BioLife), its wholly owned subsidiary. Efforts to increase the collection of plasma or the production of plasma-based therapies may include the construction and regulatory approval of additional plasma collection facilities and plasma fractionation facilities. Baxalta is in the process of building a state-of-the-art manufacturing facility near Covington, Georgia to support growth of its plasma-based treatments, with commercial production scheduled to begin in 2018. The development of such facilities involves a lengthy regulatory process and is highly capital intensive. In addition, access to and transport and use of plasma may be subject to restrictions by governmental agencies both inside and outside the United States. As a result, Baxalta’s ability to match its collection and production of plasma-based therapies to market demand is imprecise and may result in a failure to meet market demand for its plasma-based therapies or, alternatively, an oversupply of inventory. Failure to meet market demand for Baxalta’s plasma-based therapies may result in customers transitioning to available competitive products resulting in a loss of market share or customer confidence. In the event of an oversupply, Baxalta may be forced to lower the prices it charges for some of its plasma-based therapies, close collection and processing facilities, record asset impairment charges or take other action which may adversely affect Baxalta’s business, financial condition and results of operations.

If Baxalta is unable to obtain sufficient components or raw materials on a timely basis or if it experiences other manufacturing or supply difficulties, its business may be adversely affected.

The manufacture of Baxalta’s products requires the timely delivery of sufficient amounts of quality materials. Baxalta manufactures its products in more than ten manufacturing facilities around the world. Baxalta acquires its materials from many suppliers in various countries and works closely with its suppliers to ensure the continuity of supply, but cannot guarantee these efforts will always be successful. Further, while efforts are made to diversify its sources of components and materials, in certain instances Baxalta acquires components and materials from a sole supplier. For most of its components and materials for which a sole supplier is used, Baxalta believes that alternative sources of supply exist and has made a strategic determination to use a sole supplier. In very limited instances, however, including with respect to a single material used in ADVATE, ADYNOVATE and HYQVIA, Baxalta relies on sole supplier relationships for which no alternatives have currently been identified. Although Baxalta does carry strategic inventory and maintains insurance to mitigate the potential risk related to any related supply disruption, there can be no assurance that such measures will be effective. Due to the regulatory environment in which it operates, Baxalta may be unable to quickly establish additional or replacement sources for some materials. A reduction or interruption in supply, and an inability to develop alternative sources for such supply, could adversely affect Baxalta’s ability to manufacture its products in a timely or cost-effective manner or to make product sales.

Many of Baxalta’s products are difficult to manufacture. This is due to the complex nature of manufacturing pharmaceuticals, particularly biologics, as well as the strict regulatory regimes governing the company’s manufacturing operations. Variations in the manufacturing process may result in production failures which could lead to launch delays, product shortages, unanticipated costs, lost revenues and damage to the company’s reputation. A failure to identify and address manufacturing problems prior to the release of products to the company’s customers may also result in quality or safety issues, which could result in significant recalls, remediations or other costs.

Several of Baxalta’s products are manufactured at a single manufacturing facility or stored at a single storage site. Loss or damage to a manufacturing facility or storage site due to a natural disaster or otherwise could adversely affect the company’s ability to manufacture sufficient quantities of key products or otherwise deliver products to meet customer demand or contractual requirements which may result in a loss of revenue and other adverse business consequences. Because of the time required to obtain regulatory approval and licensing of a manufacturing facility, a third party manufacturer may not be available on a timely basis to replace production capacity in the event the company loses manufacturing capacity or products are otherwise not available due to natural disaster, regulatory action or otherwise.

If Baxalta is unable to protect its patents or other proprietary rights, or if Baxalta infringes the patents or other proprietary rights of others, its competitiveness and business prospects may be materially damaged.

Patent and other proprietary rights are essential to Baxalta’s business. Baxalta’s success depends to a significant degree on its ability to obtain and enforce patents and licenses to patent rights, both in the United States and in other countries. Baxalta cannot guarantee that pending patent applications will result in issued patents, that patents issued or licensed will not be challenged or circumvented by competitors, that the patents and other intellectual property rights of Baxalta and its business partners will not be found to be invalid or that the intellectual property rights of others will not prevent the company from selling its products or from executing on its strategies.

The patent position of a biopharmaceutical company is often uncertain and involves complex legal and factual questions. Significant litigation concerning patents and products is pervasive in Baxalta’s industry. Patent claims include challenges to the coverage and validity of Baxalta’s patents on products or processes as well as allegations that Baxalta’s products infringe patents held by competitors or other third parties. A loss in any of these types of cases could result in a loss of patent protection or the ability to market products, which could lead to a significant loss of sales, or otherwise materially affect future results of operations. Baxalta also relies on trademarks, copyrights, trade secrets and know-how to develop, maintain and strengthen Baxalta’s competitive positions. Third parties may know, discover or independently develop equivalent proprietary information or techniques, or they may gain access to Baxalta’s trade secrets or disclose Baxalta’s trade secrets to the public.

Although Baxalta employees, consultants, parties to collaboration agreements and other business partners are generally subject to confidentiality or similar agreements to protect the company’s confidential and proprietary information, these agreements may be breached, and the company may not have adequate remedies for any breach. In addition, Baxalta’s trade secrets may otherwise become known or be independently discovered by competitors. To the extent that Baxalta’s employees, consultants, parties to collaboration agreements and other business partners use intellectual property owned by others in their work for the company, disputes may arise as to the rights in related or resulting know-how and inventions.

Furthermore, Baxalta’s intellectual property, other proprietary technology and other sensitive company data is potentially vulnerable to loss, damage or misappropriation from system malfunction, computer viruses, unauthorized access to data or misappropriation or misuse thereof by those with permitted access and other events. While the company has invested to protect its intellectual property and other data, and continues to work diligently in this area, there can be no assurance that its precautionary measures will prevent breakdowns, breaches, cyber incidents or other events. Such events could have a material adverse effect on the company’s reputation, business, financial condition or results of operations.

Misappropriation or other loss of Baxalta’s intellectual property from any of the foregoing could have a material adverse effect on the company’s competitive position and may cause it to incur substantial litigation costs.

Baxalta faces competition in the development of relationships with research, academic and governmental institutions.

Baxalta faces competition for marketing, distribution and collaborative development agreements, for establishing relationships with academic and research institutions, and for licenses to intellectual property. In addition, academic institutions, government agencies and other public and private research organizations may also conduct research, seek patent protection and establish collaborative arrangements for discovery, research, clinical development and marketing of products similar to Baxalta’s products. These companies and institutions compete with Baxalta in recruiting and retaining qualified scientific and management personnel as well as in acquiring technologies complementary to Baxalta’s programs. If Baxalta is unable to successfully compete with these companies and institutions, its business may suffer.

Baxalta is subject to risks associated with doing business globally.

Baxalta’s operations are subject to risks inherent in conducting business globally and under the laws, regulations and customs of various jurisdictions and geographies. These risks include changes in exchange controls and other governmental actions, loss of business in government and public tenders that are held annually in many cases, increasingly complex labor environments, availability of raw materials, changes in taxation, export control restrictions, changes in or violations of U.S. or local laws (including the FCPA and the United Kingdom Bribery Act), dependence on a few government entities as customers, pricing restrictions, economic and political instability (including instability as it relates to the Euro and currencies in certain emerging market countries), disputes between countries, diminished or insufficient protection of intellectual property, and disruption or destruction of operations in a significant geographic region regardless of cause, including war, terrorism, riot, civil insurrection, shifts in the political environment or social unrest. Failure to comply with, or material changes to, the laws and regulations that affect Baxalta’s global operations could have a material adverse effect on Baxalta’s business, financial condition or results of operations.

Changes in foreign currency exchange rates and interest rates could have a material adverse effect on Baxalta’s operating results and liquidity.

Baxalta generates a substantial portion of its revenue (approximately 50% of its total revenue in 2014) outside the United States. As a result, Baxalta’s financial results may be adversely affected by fluctuations in foreign currency exchange rates. Baxalta cannot predict with any certainty changes in foreign currency exchange rates or the ability of the company to mitigate these risks. Baxalta may experience additional volatility as a result of inflationary pressures and other macroeconomic factors in certain emerging market countries. Baxalta is also exposed to changes in interest rates, and the company’s ability to access the money markets and capital markets could be impeded if adverse liquidity market conditions occur. For discussion of the financial impact of foreign exchange rate and interest rate fluctuations, and the ways and extent to which Baxalta attempts to mitigate such impact, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures about Market Risk.”

Changes in tax laws or exposure to additional income tax liabilities may have a negative impact on Baxalta’s operating results.

Tax policy reform continues to be a topic of discussion in the United States. A significant change to the tax system in the United States, including changes to the taxation of international income, could have a material adverse effect upon Baxalta’s results of operations. Because Baxalta operates in multiple income tax jurisdictions both inside and outside the United States, it is subject to tax audits in various jurisdictions. Tax authorities may disagree with certain positions the company has taken and assess additional taxes and related penalties. The company regularly assesses the likely outcomes of these audits in order to determine the appropriateness of its tax provision. However, the company may not accurately predict the outcome of these audits, and as a result the actual outcome of these audits may have a material adverse impact on the company’s financial results. For more information on the company’s income taxes, see Note 13 to the audited combined financial statements contained herein.

Baxalta is increasingly dependent on information technology systems, and the company’s systems and infrastructure face certain risks, including from cyber security breaches and data leakage.

Baxalta relies upon its technology systems and infrastructure. Baxalta’s technology systems are potentially vulnerable to breakdown or other interruption by fire, power loss, system malfunction, unauthorized access and other events. Likewise, data privacy breaches by employees and others with both permitted and unauthorized access to Baxalta’s systems may pose a risk that sensitive data may be exposed to unauthorized persons or to the public, or may be permanently lost. The increasing use and evolution of technology, including cloud-based computing, creates additional opportunities for the unintentional dissemination of information or intentional destruction of confidential information stored in the company’s systems or in non-encrypted portable media or storage devices. The company could also experience a business interruption, information theft of confidential information, or reputational damage from industrial espionage attacks, malware or other cyber incidents, which may compromise the company’s system infrastructure or lead to data leakage, either internally or at the company’s third-party providers or other business partners. While Baxalta has invested heavily in the protection of data and information technology and in related training, there can be no assurance that these efforts will prevent significant breakdowns, data leakages, breaches in the company’s systems or other cyber incidents that could have a material adverse effect upon the reputation, business, operations or financial condition of the company. In addition, significant implementation issues may arise as Baxalta seeks to consolidate and outsource certain computer operations and application support activities.

If Baxalta fails to attract and retain key employees Baxalta’s business may suffer.

Baxalta’s ability to compete effectively depends on its ability to attract and retain key employees, including people in senior management, research and sales and marketing. Competition for top talent in the biopharmaceuticals business can be intense. Baxalta’s ability to recruit and retain such talent will depend on a number of factors, including hiring practices of Baxalta’s competitors, compensation and benefits, work location, work environment and industry economic conditions. The announcement of the Merger may also adversely affect Baxalta’s ability to attract and retain employees. If Baxalta cannot effectively hire and retain qualified employees, its business could suffer.

Baxalta is subject to pending lawsuits.

Baxalta is a defendant in certain pending lawsuits and may be named as a defendant in future patent, product liability or other lawsuits, including lawsuits that may relate to its business prior to the separation. These current and future matters may result in a loss of patent protection, reduced revenue, significant liabilities and diversion of Baxalta’s management’s time, attention and resources. Given the uncertain nature of litigation generally, Baxalta is not able in all cases to estimate the amount or range of loss that could result from an unfavorable outcome in these current matters. In view of these uncertainties, the outcome of these matters may result in charges in excess of any established reserves. Protracted litigation, including any adverse outcomes, may have a material adverse impact on the business, operations or financial condition of the company. Even claims without merit could subject Baxalta to adverse publicity and require Baxalta to incur significant legal fees. See Note 14 to each of the audited combined financial statements and the unaudited condensed consolidated and combined interim financial statements contained herein for more information regarding legal proceedings involving Baxalta.

Current or worsening economic conditions may adversely affect Baxalta’s business and financial condition.

Baxalta’s ability to generate cash flows from operations could be affected if there is a material decline in the demand for the company’s products, in the solvency of its customers or suppliers, or deterioration in the company’s key financial ratios or credit ratings. Current or worsening economic conditions may adversely affect the ability of Baxalta’s customers (including governments) to pay for its products and services, and the amount spent on healthcare generally. This could result in a decrease in the demand for Baxalta’s products and services, declining cash flows, longer sales cycles, slower adoption of new technologies and increased price competition. These conditions may also adversely affect certain of Baxalta’s suppliers, which could cause a disruption in

Baxalta’s ability to produce its products. In addition, global economic conditions and liquidity issues in certain countries have resulted, and may continue to result, in delays in the collection of receivables and credit losses. These conditions may also impact the stability of the Euro or other currencies in which Baxalta does business.

Although biosimilars represent a developing opportunity for Baxalta, the market has an uncertain regulatory framework, and Baxalta and its partners may not be able to successfully develop and introduce biosimilar products.

Baxalta is actively working to develop and commercialize biosimilar products, including with its partners. Significant uncertainty remains concerning both the regulatory pathway in the United States and in other countries to obtain approval of biosimilar products and the commercial pathway to successfully market and sell such products. The PPACA authorizes FDA to approve biosimilars through a more abbreviated pathway as compared to new biologics. Although in March 2015 FDA approved the first biosimilar drug in the United States, the approval pathway for biosimilar applications remains relatively untested and is subject to ongoing guidance from FDA. Delays and uncertainties in these approval pathways may result in delays or difficulties in the approval of Baxalta’s biosimilar products by regulatory authorities, subject Baxalta to unanticipated development costs or otherwise reduce the value of the investments Baxalta has made in biosimilars. Any such delays, difficulties or unanticipated costs could impact the profitability of the company’s biosimilars products.

Even if Baxalta and its partners are able to obtain approvals from FDA or other relevant regulatory authorities, the company’s biosimilar products and partnerships may not be commercially successful and may not generate profits in amounts that are sufficient to offset the amount invested to develop such biosimilars and obtain such approvals. Biosimilar products could be subject to extensive patent clearances and patent infringement litigation, which could delay or prevent the commercial launch of a product for many years. Market success of biosimilar products will depend on demonstrating to patients, physicians and payors (such as insurance companies) that such products are safe and effective compared to other existing products and offer a more competitive price or other benefit over existing therapies. If Baxalta’s competitors develop biosimilar products more quickly or more efficiently than Baxalta does, Baxalta may not be able to effectively execute on its biosimilar strategy. Depending on the outcome of these risks, Baxalta’s sales of biosimilar products and related profitability may not meet the company’s expectations, and the company’s results of operations or financial condition could be adversely affected.

For more information on biosimilars, see “Business—Intellectual Property” and “Business—Regulation.”

Risks Related to the Separation and Distribution

Baxalta has only operated as an independent company since July 1, 2015, and Baxalta’s historical and pro forma financial information is not necessarily representative of the results that it would have achieved as a separate, publicly traded company and may not be a reliable indicator of its future results.

The historical information about Baxalta prior to July 1, 2015 included in this prospectus refers to Baxalta’s business as operated by and integrated with Baxter. Baxalta’s historical and pro forma financial information for such periods was derived from the consolidated financial statements and accounting records of Baxter. Accordingly, such historical and pro forma financial information does not necessarily reflect the financial condition, results of operations or cash flows that Baxalta would have achieved as a separate, publicly traded company during the periods presented or those that Baxalta will achieve in the future primarily as a result of the following factors:

•

Prior to the distribution, Baxalta’s business was operated by Baxter as part of its broader corporate organization, rather than as an independent company. Baxter or one of its affiliates performed various corporate functions for Baxalta, such as tax, treasury, finance, audit, risk management, legal, information technology, human resources, shareholder relations, compliance, shared services, insurance, employee benefits and compensation. Following the distribution, Baxter has continued to provide some of these functions to Baxalta, as described in “Certain Relationships and Related Person Transactions.” Baxalta’s historical and pro forma financial results reflect allocations of corporate expenses from Baxter for such functions. These allocations may not be indicative of the actual expenses Baxalta would have incurred had it operated as an independent, publicly traded company in the periods presented. Baxalta will make significant investments to replicate or outsource from other providers certain facilities, systems, infrastructure, and personnel to which Baxalta no longer has access as a result of the separation. These initiatives to develop Baxalta’s independent ability to operate without access to Baxter’s existing operational and administrative infrastructure will be costly to implement. Baxalta may not be able to operate its business efficiently or at comparable costs, and its profitability may decline.

•	Prior to the separation, Baxalta’s business was integrated with the other businesses of Baxter. Baxalta was able to utilize Baxter’s size and purchasing power in procuring various goods and services and shared economies of scope and scale in costs, employees, vendor relationships and customer relationships. Although Baxalta has entered into transition agreements with Baxter, these arrangements may not fully capture the benefits Baxalta enjoyed as a result of being integrated with Baxter and may result in Baxalta paying higher charges than in the past for these services. As a separate, independent company, Baxalta may be unable to obtain goods and services at the prices and terms obtained prior to the separation, which could decrease Baxalta’s overall profitability. As a separate, independent company, Baxalta may also not be as successful in negotiating favorable tax treatments and credits with governmental entities. This could have a material adverse effect on Baxalta’s results of operations and financial condition for periods following the distribution.

•	Generally, prior to the distribution, Baxalta’s working capital requirements and capital for its general corporate purposes, including acquisitions, R&D and capital expenditures, were satisfied as part of the corporate-wide cash management policies of Baxter. Following the distribution, Baxalta may need to obtain additional financing from banks, through public offerings or private placements of debt or equity securities, strategic relationships or other arrangements.

•	After the distribution, the cost of capital for Baxalta’s business may be higher than Baxter’s cost of capital prior to the distribution.

•	Baxalta’s historical financial information does not reflect its obligations to purchase from Baxter certain operations and assets, and assume the corresponding liabilities, of Baxalta’s business after the distribution date.

Other significant changes may occur in Baxalta’s cost structure, management, financing and business operations as a result of operating as a company separate from Baxter. For additional information about the past financial performance of Baxalta’s business and the basis of presentation of the historical consolidated and combined financial statements and the unaudited pro forma consolidated and combined financial statements of Baxalta’s business, see “Unaudited Pro Forma Consolidated and Combined Financial Statements,” “Selected Historical Consolidated and Combined Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical financial statements and accompanying notes included elsewhere in this prospectus.

As Baxalta builds its information technology infrastructure and transitions its data to its own systems, Baxalta could incur substantial additional costs and experience temporary business interruptions.

Since the distribution, Baxalta has begun installing and implementing information technology infrastructure to support its critical business functions, including accounting and reporting, manufacturing process control, quality and compliance systems, customer service, inventory control and distribution. Baxalta may incur temporary interruptions in business operations if it cannot transition effectively from Baxter’s existing transactional and operational systems, data centers and the transition services that support these functions as Baxalta replaces these systems. Baxalta may not be successful in implementing its new systems and transitioning its data, and it may incur substantially higher costs for implementation than currently anticipated. Baxalta’s failure to avoid operational interruptions as it implements the new systems and replaces Baxter’s information technology services, or its failure to implement the new systems and replace Baxter’s services successfully, could disrupt its business and have a material adverse effect on its profitability. In addition, if Baxalta is unable to replicate or transition certain systems, its ability to comply with regulatory requirements could be impaired.

Baxter may not satisfy its obligations under various transaction agreements that have been executed as part of the separation or Baxalta may not have necessary systems and services in place when certain of the transition agreements expire.

In connection with the separation, Baxalta and Baxter entered into a separation and distribution agreement and entered into various other agreements, including a transition services agreement, a tax matters agreement, a long term services agreement, a manufacturing and supply agreement, an employee matters agreement, a trademark license agreement, a Galaxy license agreement, an international commercial operations agreement, a shareholder’s and registration rights agreement with respect to Baxter’s continuing ownership of Baxalta common stock and certain other commercial agreements. These agreements are discussed in greater detail in the section titled “Certain Relationships and Related Person Transactions.” Certain of these agreements provide for the performance of services by each company for the benefit of the other for a period of time after the distribution. Baxalta will rely on Baxter to satisfy its performance and payment obligations under these agreements. If Baxter is unable to satisfy its obligations under these agreements, including its indemnification obligations, Baxalta could incur operational difficulties or losses.

If Baxalta does not have its own systems and services in place, or if Baxalta does not have agreements with other providers of these services when the transition agreements terminate, Baxalta may not be able to operate its business effectively and its profitability may decline. While Baxalta is in the process of creating its own, or engaging third parties to provide, systems and services to replace many of the systems and services Baxter currently provides to it, that effort will continue until after the separation from Baxter. Baxalta may not be successful in effectively or efficiently implementing these systems and services or in transitioning data from Baxter’s systems to Baxalta’s. These systems and services may also be more expensive or less efficient than the systems and services Baxter is providing and is expected to provide during the transition period.

Potential indemnification liabilities to Baxter pursuant to the separation and distribution agreement could materially adversely affect Baxalta.

The separation and distribution agreement with Baxter provides for, among other things, provisions governing the relationship between Baxter and Baxalta with respect to and resulting from the separation. For a description of the separation and distribution agreement, see “Certain Relationships and Related Person Transactions—Agreements with Baxter—The Separation and Distribution Agreement,” which includes additional details regarding the scope of Baxalta’s indemnification obligations. Among other things, the separation and distribution agreement provides for indemnification obligations designed to make Baxalta financially responsible for many liabilities that may exist relating to its business activities, whether incurred prior to or after the distribution pursuant to the separation and distribution agreement, including any pending or future litigation. These indemnification liabilities are intended to ensure that, as between Baxter and Baxalta, Baxalta is responsible for all liabilities assumed by it in connection with the separation, and that any liability incurred by Baxter (including directors, officers, employees and agents) related to Baxalta’s failure to satisfy such obligations or otherwise in respect of Baxalta’s operation of its business or any breach by Baxalta of the separation and distribution agreement or any ancillary agreement is paid by Baxalta, provided that such indemnification obligations shall not extend to individuals who were or become directors, officers, employees or agents of Baxalta if such persons would not be eligible for indemnification under Baxter organizational documents for the underlying matter or if the Baxter directors’ and officers’ insurance policy would not cover such persons in connection with the applicable matter. Baxalta’s indemnification liabilities are subject to certain limitations under certain ancillary agreements that require Baxalta to act as a service provider for the benefit of Baxter (with Baxter having similar limitations with respect to corresponding services provided to Baxalta) following the distribution, but its other indemnification obligations pursuant to the separation and distribution agreement and under other ancillary agreements are not generally subject to such limitations. If Baxalta is required to indemnify Baxter under the circumstances set forth in the separation and distribution agreement, Baxalta may be subject to substantial liabilities.

The spin-off and the Later Distributions (as defined below) could result in significant liability to Baxalta.

The spin-off and the Later Distributions (collectively, the Baxter Transactions) are intended to qualify for tax-free treatment to Baxter and its shareholders under Sections 355, 361, and 368(a)(1)(D) of the Internal Revenue Code of 1986, as amended (the Code). Completion of the spin-off was conditioned upon, among other things, the receipt of a private letter ruling from the IRS regarding certain issues relating to the tax-free treatment of the Baxter Transactions. Although the IRS private letter ruling is generally binding on the IRS, the continuing validity of such ruling is subject to the accuracy of factual representations and assumptions made in the ruling. Completion of the initial distribution of Baxalta shares on July 1, 2015 was also conditioned upon Baxter’s receipt of a tax opinion from KPMG LLP (KPMG) regarding certain aspects of the spin-off not covered by the IRS private letter ruling. The opinion was based upon various factual representations and assumptions, as well as certain undertakings made by Baxter and Baxalta. If any of the factual representations or assumptions in the IRS private letter ruling or tax opinion are untrue or incomplete in any material respect, an undertaking is not complied with, or the facts upon which the IRS private letter ruling or tax opinion are based are materially different from the actual facts relating to the Baxter Transactions, the opinion or IRS private letter ruling may not be valid. Moreover, opinions of a tax advisor are not binding on the IRS. As a result, the conclusions expressed in the opinion of a tax advisor could be successfully challenged by the IRS.

If the Baxter Transactions are determined to be taxable, Baxter and its shareholders could incur significant tax liabilities, and under the tax matters agreement and the Letter Agreement, Baxalta may be required to indemnify Baxter for any liabilities incurred by Baxter if the liabilities are caused by any action or inaction undertaken by Baxalta following the spin-off (including as a result of the Merger). For additional detail, see “Certain Relationships and Related Person Transactions—Agreements with Baxter—Tax Matters Agreement,” “Risk Related to the Proposed Merger with Shire—The Merger could result in significant liability to Baxalta and Shire if it causes the Baxter Transactions to be taxable,” and the immediately following risk factor.

In this prospectus, references to the “Later Distributions” refer to the following transactions that have been or may be undertaken by Baxter: (i) any debt-for-equity exchange (and related underwritten offering) with respect to Baxalta shares, (ii) any offer to exchange Baxter shares for Baxalta shares, (iii) a contribution of Baxalta shares to Baxter’s U.S. pension fund, and/or (iv) a dividend of Baxalta shares to Baxter’s shareholders, in each case, that are undertaken prior to the earlier of any Baxalta or Shire shareholder vote with respect to the Merger and that are intended to be part of a plan that includes the spin-off.

Baxalta may not be able to engage in certain corporate transactions after the separation.

In order to preserve the tax-free treatment of the Baxter Transactions to Baxter and its shareholders, the tax matters agreement generally restricts Baxalta from taking or failing to take any action that would cause the Baxter Transactions to become taxable. Under the tax matters agreement, for the two-year period following the distribution, Baxalta is prohibited, except in certain circumstances, from:

•	entering into any transaction resulting in the acquisition of more than a certain percentage of its stock or substantially all of its assets, whether by merger or otherwise;

•	merging, consolidating, or liquidating;

•	issuing equity securities beyond certain thresholds;

•	repurchasing its capital stock;

•	ceasing to actively conduct its business; and

•	taking or failing to take any action that prevents the Baxter Transactions or certain related transactions from being tax-free.

The tax matters agreement permits Baxalta to take any of the actions described above if Baxalta provides Baxter with an opinion of counsel or Baxter receives an IRS private letter ruling that, in each case, is reasonably satisfactory to Baxter to the effect that such action will not affect the tax-free status of the Baxter Transactions (or Baxter waives the requirement to obtain such an opinion or ruling). If Baxalta intends to take any such restricted action, Baxter will generally be required to cooperate and use reasonable best efforts with a reasonable request to obtain the tax opinion or IRS ruling as expeditiously as possible. The receipt of any such ruling or opinion in respect of an action Baxalta proposes to take will not relieve Baxalta of its obligation to indemnify Baxter if that action causes the Baxter Transactions to be taxable. These restrictions may limit Baxalta’s ability to pursue certain strategic transactions or other transactions that it may believe to be in the best interests of its shareholders or that might increase the value of its business. In addition, under the tax matters agreement, Baxalta is required to indemnify Baxter against any tax liabilities as a result of the acquisition of Baxalta’s stock or assets, even if Baxalta did not participate in or otherwise facilitate the acquisition.

In connection with the signing of the Merger Agreement, Baxter agreed in the Letter Agreement to waive the provisions under the tax matters agreement as they relate to the signing of the Merger Agreement and will waive such prohibitions in connection with the consummation of the Merger, provided that each of Shire’s and Baxter’s tax advisors furnish the tax opinions referenced in the Letter Agreement. Such waiver and opinions will not relieve Baxalta or Shire, following the Merger, of its obligation to indemnify Baxter if the Merger causes the Baxter Transactions or certain related transactions to be taxable. For additional detail, see “Certain Relationships and Related Person Transactions—Agreements with Baxter—Tax Matters Agreement” and “Risk Related to the Proposed Merger with Shire—The Merger could result in significant liability to Baxalta and Shire if it causes the Baxter Transactions to be taxable.”

Certain of Baxalta’s executive officers and directors may have actual or potential conflicts of interest because of their previous or continuing positions at Baxter.

Because of their current or former positions with Baxter, certain of Baxalta’s executive officers and directors own shares of Baxter common stock, options to purchase shares of Baxter common stock or other equity awards. Even though Baxalta’s Board of Directors consists of a majority of directors who are independent, and Baxalta’s executive officers who were employees of Baxter ceased to be employees of Baxter, some Baxalta executive officers and directors continue to have a financial interest in shares of Baxter common stock. In addition, three of Baxalta’s directors continue to serve on the Baxter Board of Directors. Continuing ownership of Baxter common stock and equity awards, or service as a director at both companies, could create, or appear to create, potential conflicts of interest if Baxalta and Baxter pursue the same corporate opportunities or face decisions that could have different implications for Baxalta and Baxter.

Baxalta may not achieve some or all of the expected benefits of the separation, and the separation may adversely affect Baxalta’s business.

Baxalta may not be able to achieve the full strategic and financial benefits expected to result from the separation, or such benefits may be delayed or not occur at all. The separation is expected to provide the following benefits, among others:

•	greater management focus on the distinct business of biopharmaceuticals;

•	the ability to commercialize new and existing product offerings more effectively on a global basis;

•	the ability to drive innovation and allocate necessary resources to areas presenting the highest growth potential; and

•	the flexibility to pursue aligned growth and investment strategies resulting in revenue acceleration, improved profitability and enhanced returns.

Baxalta may not achieve these and other anticipated benefits for a variety of reasons, including, among others:

•	following the separation, Baxalta may be more susceptible to market fluctuations and other adverse events than if it were still a part of Baxter;

•	following the separation, Baxalta’s business is less diversified than Baxter’s business prior to the separation; and

•	the other actions required to separate Baxter’s and Baxalta’s respective businesses could disrupt Baxalta’s operations.

If Baxalta fails to achieve some or all of the benefits expected to result from the separation, or if such benefits are delayed, the business, financial conditions, and results of operations of Baxalta could be adversely affected.

Baxalta may have received better terms from unaffiliated third parties than the terms it received in its agreements with Baxter.

The agreements Baxalta entered into with Baxter in connection with the separation, including a transition services agreement, a long term services agreement, a tax matters agreement, a manufacturing and supply agreement, an employee matters agreement, a trademark license agreement, a Galaxy license agreement, an international commercial operations agreement, a shareholder’s and registration rights agreement with respect to Baxter’s continuing ownership of Baxalta common stock and certain other commercial agreements, were prepared in the context of the separation while Baxalta was still a wholly owned subsidiary of Baxter. Accordingly, during the period in which the terms of those agreements were prepared, Baxalta did not have an independent board of directors or a management team that was independent of Baxter. As a result, the terms of those agreements may not reflect terms that would have resulted from arm’s-length negotiations between unaffiliated third parties. Arm’s-length negotiations between Baxter and an unaffiliated third party in another form of transaction, such as a buyer in a sale of a business transaction, may have resulted in more favorable terms to the unaffiliated third party. See “Certain Relationships and Related Person Transactions.”

Baxalta has significant indebtedness which could restrict the company’s ability to pay dividends and have a negative impact on the company’s financing options and liquidity position.

Shortly before the distribution, Baxalta incurred approximately $5 billion of indebtedness through the issuance of senior notes. Baxalta used the net proceeds to make a cash distribution of $4 billion to Baxter as partial consideration for the contribution of assets to Baxalta in connection with the separation, with the remaining net proceeds intended to be used for general corporate purposes, including to fund acquisitions. In addition, Baxalta also has a senior revolving credit facility with availability of up to $1.2 billion and a Euro-denominated senior revolving credit facility with availability of up to €200 million. The company may also incur additional indebtedness in the future, subject to restrictions set forth in the Merger Agreement. The company’s indebtedness may impose restrictions on Baxalta that could have material adverse consequences by:

•	limiting the company’s ability to obtain additional financing in the future for working capital, capital expenditures and acquisitions;

•	limiting the company’s ability to refinance its indebtedness on terms acceptable to the company or at all;

•	imposing restrictive covenants on the company’s operations;

•	requiring the company to dedicate a significant portion of its cash flows from operations to paying the principal of and interest on its indebtedness, thereby reducing funds available for other corporate purposes; and

•	making the company more vulnerable to economic downturns and limiting its ability to withstand competitive pressures.

See “Description of Material Indebtedness.”

Challenges in the commercial and credit environment may adversely affect Baxalta’s future access to capital.

Baxalta’s ability to issue debt or enter into other financing arrangements on acceptable terms could be adversely affected if there is a material decline in the demand for Baxalta’s products or in the solvency of its customers or suppliers or other significantly unfavorable changes in economic conditions. Volatility in the world financial markets could increase borrowing costs or affect Baxalta’s ability to access the capital markets. These conditions may adversely affect Baxalta’s ability to maintain investment grade credit ratings following the distribution.

Risks Related to Baxalta’s Common Stock and this Offering

Baxalta’s stock price may fluctuate significantly.

The market price of Baxalta’s common stock may fluctuate significantly due to a number of factors, some of which may be beyond Baxalta’s control, including:

•	actual or anticipated fluctuations in Baxalta’s operating results;

•	changes in earnings estimated by securities analysts or Baxalta’s ability to meet those estimates;

•	the operating and stock price performance of Shire;

•	the operating and stock price performance of comparable companies;

•	announcements or speculation regarding proposed business combinations involving Baxalta or comparable companies in our industry;

•	changes to the regulatory and legal environment under which Baxalta operates; and

•	domestic and worldwide economic conditions.

In addition, when the market price of a company’s common stock drops significantly, shareholders often institute securities class action lawsuits against the company. A lawsuit against Baxalta could cause it to incur substantial costs and could divert the time and attention of its management and other resources.

Future sales or distributions of Baxalta common stock (including through this offering) may cause the market price for shares of Baxalta common stock to decline.

As a result of the separation, Baxter distributed approximately 544 million shares of Baxalta’s common stock to its shareholders, all of which are freely tradable without restriction, subject to the lock-up agreements discussed below, or further registration under the U.S. Securities Act of 1933, as amended (the Securities Act), unless the shares are owned by one of Baxalta’s “affiliates” (including Baxter), as that term is defined in Rule 405 under the Securities Act. It is possible that some Baxter shareholders, including possibly some of its larger shareholders, may sell shares of Baxalta common stock received in the distribution for reasons such as that our business profile or market capitalization as a publicly traded company does not fit their investment objectives.

In addition, after completion of the distribution, Baxter retained approximately 19.5% of Baxalta’s total shares outstanding and, prior to the completion of the debt-for-equity exchange described herein, owns approximately 13.9% of Baxalta’s total shares outstanding. Baxter intends to dispose of all such shares of Baxalta common stock. Such disposition could include one or more subsequent exchanges for debt or equity prior to any Shire or Baxalta shareholder vote with respect to the Merger and, in any event, within the 18-month period following the distribution, including as a result of exchanging shares of Baxalta common stock with the selling shareholder prior to this offering, or otherwise disposed of to satisfy Baxter’s outstanding obligations (including through one or more contributions to Baxter’s U.S. pension plan). If any shares of Baxalta common stock or Shire Securities received in exchange for such common stock pursuant to the Merger, are not disposed of by Baxter either prior to the Merger or during such 18-month period, as the case may be, Baxter has advised us that it intends to otherwise dispose of such shares as soon as practicable thereafter, taking into account market conditions and its business judgment, including potentially through secondary offerings of Baxalta common stock, but in no event later than five years after the distribution. Baxter and Baxalta entered into a shareholder’s and registration rights agreement wherein Baxalta agreed, upon the request of Baxter, to use its reasonable best efforts to effect the registration under applicable federal and state securities laws of any shares of Baxalta’s common stock retained by Baxter subject to such request. Baxter exercised a portion of its demand registration rights pursuant to such agreement and the Letter Agreement to cause Baxalta to register the shares to be sold in this offering. See “Certain Relationships and Related Person Transactions—Agreements with Baxter—Shareholder’s and Registration Rights Agreement” and “The Proposed Merger—Letter Agreement” for additional information. In connection with the entry into the Merger Agreement, Baxalta entered into a Letter Agreement with Baxter and Shire which modifies certain aspects of the shareholder’s and registration rights agreement. See “The Proposed Merger—Letter Agreement.”

In connection with this offering, we, our directors, our executive officers and Baxter have each agreed not to sell any shares of our common stock for 30 days after the date of this prospectus, subject to certain exceptions, without the prior written consent of the underwriter. Although we have been advised that there is no present intention to do so, the underwriter may, in its sole discretion and without notice, release all or any portion of the shares of our common stock from the restrictions in any of the lock-up agreements described above at any time. See “Underwriting (Conflicts of Interest).”

Dispositions of significant amounts of Baxalta’s common stock or the perception in the market that this will occur may result in the lowering of the market price of Baxalta’s common stock.

Baxalta cannot guarantee the timing, amount, or payment of any dividends on its common stock.

The Board of Directors of Baxalta has adopted a dividend policy with respect to the payment of dividends on Baxalta common stock. However, the timing, declaration, amount and payment of any future dividends to shareholders will be within the discretion of Baxalta’s Board of Directors. The Board’s decisions regarding the payment of dividends will depend on many factors, such as Baxalta’s financial condition, earnings, corporate strategy, capital requirements of its operating subsidiaries, debt service obligations, industry practice, legal requirements, regulatory constraints, ability to access capital markets and other factors that the Board deems relevant. For more information, see “Dividend Policy.” Baxalta’s ability to pay any dividends will depend on its ongoing ability to generate cash from operations and access capital markets. Baxalta cannot guarantee that it will continue to pay dividends in the future. The Merger Agreement provides that Baxalta may not pay dividends on Baxalta common stock other than regular quarterly cash dividends not to exceed $0.07 per quarter.

The current percentage of ownership a shareholder has in Baxalta may be diluted in the future.

In the future, the percentage ownership of a given shareholder in Baxalta may be diluted because of equity issuances for acquisitions, capital market transactions or otherwise, including equity awards that Baxalta has granted and will grant to its directors, officers and employees. Baxalta’s and Baxter’s employees have stock options, stock-settled performance share units and stock-settled restricted stock units for Baxalta’s common stock as a result of an adjustment to their corresponding Baxter awards as described under “Executive Compensation—Outstanding Equity Awards at Year-End—Adjustments to Equity Awards in connection with the Spin-off.” Baxalta anticipates its compensation committee will grant additional performance share units, restricted stock, stock options or other stock-based awards to its employees. Such awards will have a dilutive effect on Baxalta’s earnings per share, which could adversely affect the market price of Baxalta’s common stock.

In addition, Baxalta’s amended and restated certificate of incorporation authorizes Baxalta to issue, without the approval of Baxalta’s shareholders, one or more classes or series of preferred stock having such designation, powers, preferences and relative, participating, optional and other special rights, including preferences over

Baxalta’s common stock respecting dividends and distributions, as Baxalta’s Board of Directors generally may determine. The terms of one or more classes or series of preferred stock could dilute the voting power or reduce the value of Baxalta’s common stock. For example, Baxalta could grant the holders of preferred stock the right to elect some number of Baxalta’s directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences Baxalta could assign to holders of preferred stock could affect the residual value of the common stock. See “Description of Baxalta’s Capital Stock.”

The Merger Agreement provides that Baxalta may not issue any capital stock except pursuant to its existing equity incentive plans. However, Shire may waive this restriction on issuances without prior notice and such restriction shall continue only so long as the Merger Agreement is in effect.

The public announcement of data from clinical studies or news of any developments related to Baxalta’s product pipeline may cause significant volatility in its stock price. If the development of any of Baxalta’s key pipeline products is delayed or discontinued, the company’s stock price could decline significantly.

As Baxalta evolves as a standalone company, it will be focusing efforts and resources in building a diversified pipeline of products in existing core disease areas and into new areas of unmet medical need, such as oncology. The company expects that investors may place heightened scrutiny on some of the company’s products in development when making investment decisions in Baxalta compared to historic Baxter. The announcement of data from clinical studies by the company or its collaborators or news of any developments related to the company’s key pipeline products may cause significant volatility in the company’s stock price. Furthermore, the announcement of any negative or unexpected data or the discontinuation of development of any of Baxalta’s key pipeline products, or any delay in anticipated timelines for filing for regulatory approval, could cause the company’s stock price to decline significantly. There can be no assurance that data from clinical studies will support a filing for regulatory approval or even if approved, that any of Baxalta’s key pipeline products will become commercially successful.

The Rights Agreement and certain provisions in Baxalta’s amended and restated certificate of incorporation and amended and restated bylaws, and of Delaware law, may prevent or delay an acquisition of Baxalta by a party other than Shire, which could decrease the trading price of Baxalta’s common stock.

On June 29, 2015, Baxalta’s Board of Directors declared a dividend distribution of one preferred stock purchase right (a Right) for each outstanding share of common stock. The terms of the Rights are set forth in the Rights Agreement dated as of June 30, 2015. The Rights have certain anti-takeover effects. The Rights may cause substantial dilution to a person or group that attempts to acquire Baxalta on terms not approved by Baxalta’s Board of Directors, except pursuant to an offer conditioned on a substantial number of Rights being acquired. In connection with the execution of the Merger Agreement, Baxalta amended certain provisions of the Rights Agreement as they relate to Shire and the proposed Merger. See “Description of Baxalta’s Capital Stock—Rights Agreement” for a further description of the Rights and the amendment to the Rights Agreement.

Baxalta’s amended and restated certificate of incorporation and amended and restated bylaws contain, and Delaware law contains, provisions that are intended to deter coercive takeover practices and inadequate takeover bids by making such practices or bids unacceptably expensive to the bidder and to encourage prospective acquirors to negotiate with Baxalta’s Board of Directors rather than to attempt a hostile takeover. See “Description of Baxalta’s Capital Stock—Anti-Takeover Effects of Various Provisions of Delaware Law and Baxalta’s Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws” for a further description of certain of these provisions.

In addition, because Baxalta has not chosen to be exempt from Section 203 of the Delaware General Corporation Law, this provision could also delay or prevent a change of control that shareholders may favor. Section 203 provides that, subject to limited exceptions, persons that acquire, or are affiliated with a person that acquires, more than 15 percent of the outstanding voting stock of a Delaware corporation shall not engage in any business combination with that corporation, including by merger, consolidation or acquisitions of additional shares, for a three-year period following the date on which that person or its affiliates becomes the holder of more than 15 percent of the corporation’s outstanding voting stock.

Baxalta believes these provisions will protect its shareholders from coercive or otherwise unfair takeover tactics by requiring potential acquirors to negotiate with Baxalta’s Board of Directors and by providing Baxalta’s Board of Directors with more time to assess any acquisition proposal. These provisions are not intended to make the company immune from takeovers. However, these provisions will apply even if the offer may be considered beneficial by some shareholders and could delay or prevent an acquisition that Baxalta’s Board of Directors determines is not in the best interests of Baxalta and Baxalta’s shareholders. These provisions may also prevent or discourage attempts to remove and replace incumbent directors.

Certain of the agreements that Baxalta entered into with Baxter require Baxter’s consent to any assignment by Baxalta of its rights and obligations under the agreements. The consent and termination rights set forth in these agreements might discourage, delay or prevent a change of control that shareholders may consider favorable. See “Certain Relationships and Related Person Transactions” and “Description of Baxalta’s Capital Stock” for a more detailed description of these agreements and provisions.

In addition, an acquisition or further issuance of Baxalta’s stock could trigger the application of Section 355(e) of the Code. Under the tax matters agreement, Baxalta is required to indemnify Baxter for the resulting taxes, and this indemnity obligation might discourage, delay or prevent a change of control that shareholders may consider favorable. For a description of such indemnification by Baxalta, see “Certain Relationships and Related Person Transactions—Agreements with Baxter—Tax Matters Agreement.”

Risks Related to the Proposed Merger with Shire

Failure to consummate the Merger could negatively impact the price of Baxalta common stock and our future business and financial results.

The consummation of the Merger may be delayed, the Merger may be consummated on terms different than those contemplated by the Merger Agreement, or the Merger may not be consummated at all. Failure to consummate the Merger would prevent Baxalta shareholders from realizing the anticipated benefits of the Merger. In addition, the consideration offered by Shire reflects a valuation of Baxalta significantly in excess of the price at which Baxalta’s common stock was trading prior to the public announcement of Shire’s interest in the potential combination. The current market price of Baxalta common stock and public offering price of the shares of Baxalta common stock to be sold in this offering may reflect a market assumption that the Merger will occur, and a failure to consummate the Merger could result in a significant decline in the market price of Baxalta common stock and a negative perception of Baxalta generally. Any delay in the consummation of the Merger or any uncertainty about the consummation of the Merger could also negatively impact the share price and future business and financial results of Baxalta.

The market price of the Shire Securities will fluctuate prior to the Merger, so Baxalta shareholders cannot be sure of the value of the Shire Securities they will receive if the Merger is consummated.

If the Merger is consummated, each outstanding share of Baxalta common stock will be exchanged for both (i) $18.00 in cash and (ii) 0.1482 of a Shire ADS (or, if the Baxalta shareholders elect accordingly and Shire so permits, 0.4446 of a Shire Ordinary Share in lieu of such fraction of a Shire ADS) (we refer to such Shire ADSs and Shire Ordinary Shares together as the Shire Securities) as further described under “The Proposed Merger—Merger Agreement.” Because the number of Shire Securities being offered as consideration is fixed, the market value of the Per Share Stock Consideration will be based on the value of Shire Securities at the time the consideration in the Merger is paid. If the market price of Shire Securities declines, Baxalta shareholders could receive less value for their shares of Baxalta common stock upon the consummation of the Merger than the implied value of such shares as of the date the Merger was announced, the date of the Baxalta shareholders’ meeting or as of the date of this prospectus. The market price of the Shire Securities may fluctuate due to a variety of factors that are beyond Baxalta’s control, including general market and economic conditions, changes in business prospects, catastrophic events, both natural and man-made, and regulatory considerations. In addition, the market price of the Shire Securities may significantly fluctuate during the period of time, which may be significant, between the date of the Merger Agreement and the consummation of the Merger, as a result of uncertainty regarding the transactions contemplated by the Merger Agreement, market perception of the synergies and cost savings expected to be achieved related to the Merger, changes to the ongoing business of Baxalta or Shire, including any actions taken by Baxalta’s or Shire’s customers, suppliers, distributors, partners, employees, investors and governmental authorities as a result of the Merger announcement, or actions taken by Baxalta or Shire in connection with the Merger.

Shire and Baxalta must obtain governmental and regulatory approvals to consummate the Merger, which, if delayed or not granted, may delay or jeopardize the Merger.

The Merger is conditioned on the expiration or termination of the applicable waiting period (or extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, merger control approval under relevant merger control laws of the European Union and the consent of certain other merger control authorities and other governmental entities. The governmental and regulatory agencies from which Shire and Baxalta are seeking these approvals have broad discretion in administering the applicable governing regulations. As a condition to their approval of the transactions contemplated by the Merger Agreement, those agencies may impose requirements, limitations or costs or require divestitures or place restrictions on the conduct of the combined company’s business. The required approvals may not be obtained or the required conditions to the Merger may not be satisfied, or, even if the required approvals are obtained and the conditions to the consummation of the Merger are satisfied, the terms, conditions and timing of such approvals are uncertain.

Any delay in consummating the Merger could cause the combined company not to realize some or all of the synergies that Shire expects to achieve if the Merger is successfully consummated within the expected time frame.

The Merger remains subject to additional conditions, some of which Shire and Baxalta cannot control, which could result in the Merger not being consummated or being delayed, either of which could negatively impact the share price and future business and operating results of Baxalta.

The Merger is subject to the satisfaction or waiver of other conditions in addition to the approval of governmental authorities described above, including, but not limited to, the approval of the issuance of the Shire Securities by the shareholders of Shire; the adoption of the Merger Agreement by the shareholders of Baxalta; effectiveness of a registration statement on Form S-4 registering the Shire Securities to be issued to Baxalta shareholders in the Merger; the absence of any orders, injunctions or rulings that would have the effect of enjoining or preventing the consummation of the Merger; the approval of the UK Listing Authority (UKLA) of a prospectus relating to the Shire Securities and a circular convening the Shire shareholder meeting; approval from The Nasdaq Stock Market LLC to list the Shire ADS; approval of the UKLA and London Stock Exchange (LSE) to list the Shire Ordinary Shares; and receipt by each of Baxter and Shire of a tax opinion from its respective tax advisor, in each case, substantially in the same form and substance as the tax opinion delivered by such advisor in connection with the signing of the Merger Agreement such that a restriction under the tax matters agreement is waived. Certain conditions to the Merger may not be satisfied or, if they are, the timing of such satisfaction is uncertain. If any conditions to the Merger are not satisfied or, where waiver is permitted by applicable law, not waived, the Merger will not be consummated.

The Merger is not subject to a financing condition. While Shire has secured an $18 billion fully underwritten bank facility to finance the cash component of the Merger consideration, certain customary conditions precedent to funding must be satisfied in order for Shire to utilize its bank facility, and if such conditions are not satisfied or if Shire’s lenders do not satisfy their funding commitment, Shire may be unable to obtain the funds necessary to consummate the Merger.

If for any reason the Merger is not completed, or the closing of the Merger is significantly delayed, the Baxalta share price and business and results of operations of Baxalta may be adversely affected. In addition, failure to consummate the Merger would prevent Baxalta shareholders from realizing the anticipated benefits of the Merger. Baxalta has incurred, and expects to continue to incur, significant transaction fees, professional service fees, taxes and other costs related to the Merger. Further, if the Merger Agreement is terminated, under certain circumstances, Baxalta may be required to pay Shire a termination fee of $369 million and/or reimburse Shire’s expenses in an amount not to exceed $110 million, which expense reimbursement would be offset against any termination fee subsequently paid.

The directors and executive officers of Baxalta have interests in the Merger that may be different from, or in addition to, those of other Baxalta shareholders, which could have influenced their decisions to support or approve the Merger.

Baxalta shareholders should recognize that the directors and executive officers of Baxalta have interests in the Merger that may be different from, or in addition to, their interests as shareholders of Baxalta generally. These interests may include, among others, continued service as a director or officer of the combined company, accelerated vesting of certain equity-based awards or certain severance benefits and payment of certain amounts in connection with the Merger, as applicable. Additionally, compensation arrangements with certain members of senior management provide for accelerated vesting of equity awards in specified circumstances following the closing of the Merger, including involuntary termination of employment, and Baxalta is permitted to provide “gross-up” payments to individuals for excise taxes imposed under Section 280G of the Code and/or Section 4999 of the Code (and Baxalta has amended the severance agreements with its executive officers to provide for such payments), to pay transaction bonuses, or to issue retention awards in connection with the Merger. Such interests and benefits could have influenced the decisions of Baxalta’s directors and executive officers to support or approve the Merger.

The Merger Agreement contains provisions that restrict Baxalta’s ability to pursue alternatives to the Merger and, in specified circumstances, could require Baxalta to pay Shire a termination fee and/or expense reimbursement.

Under the Merger Agreement, Baxalta has agreed not to (1) take certain actions to solicit proposals relating to alternative business combination transactions or (2) subject to certain exceptions, including the receipt of a “company superior proposal” (as such term is defined in the Merger Agreement), enter into discussions or an agreement concerning, or provide confidential information in connection with, any proposals for alternative business combination transactions. In certain circumstances, upon termination of the Merger Agreement, Baxalta would be required to pay Shire a termination fee of $369 million and/or reimburse Shire for its Merger-related expenses in an amount not to exceed $110 million, which reimbursement would be offset against any termination fee subsequently paid. These provisions could discourage a third party that may have an interest in acquiring all or a significant part of Baxalta from considering or proposing that acquisition, even if such third party were prepared to enter into a transaction that is more favorable to Baxalta or its shareholders than the Merger.

In specified circumstances, Shire could terminate the Merger Agreement to accept an alternative proposal.

Under the Merger Agreement, Shire may terminate the Merger Agreement to enter into a definitive agreement with respect to a “parent superior proposal” (as such term is defined in the Merger Agreement) prior to obtaining approval of the Merger from its shareholders. In such event, Shire would be obligated to pay Baxalta a termination fee equal to $369 million, but would have no further obligation or liabilities to Baxalta. Such termination would deny Baxalta and Baxalta’s shareholders any benefits from the Merger and could negatively impact Baxalta’s share price.

Uncertainties associated with the Merger may cause a loss of employees and may otherwise affect the future business and operations of Baxalta, Shire and the combined company.

Uncertainty about the effect of the Merger on employees and customers may have an adverse effect on Shire or Baxalta and, if the proposed combination with Shire is consummated, on the combined company following the Merger. These consequent uncertainties may impair Shire’s and Baxalta’s ability to retain and motivate key personnel and could also cause customers, suppliers, licensees, partners and others that deal with Shire or Baxalta to defer entering into contracts with, making other decisions concerning, or seeking to change existing business relationships with Shire or Baxalta. Because Baxalta and Shire depend on the experience and industry knowledge of their executives and other key personnel to execute their business plans, the combined company may be unable to meet its strategic objectives.

While the Merger is pending, Baxalta and Shire may not be able to hire qualified personnel to replace any key employees that may depart to the same extent that they have been able to in the past. In addition, if the Merger is not completed, Baxalta may also encounter challenges in hiring qualified personnel to replace key employees that may depart Baxalta subsequent to the Merger announcement.

Shire and Baxalta may not successfully integrate.

If the Merger is consummated, which will represent Shire’s largest transaction to date, achieving the anticipated benefits of the proposed combination of Shire and Baxalta will depend in part upon whether the two companies integrate their businesses in an effective and efficient manner. The companies may not be able to accomplish this integration process successfully. The integration of businesses is complex and time-consuming. The difficulties that could be encountered include the following:

•	integrating personnel, operations and systems, while maintaining focus on selling and promoting existing and newly acquired or produced products;

•	coordinating geographically dispersed organizations;

•	distraction of management and employees from operations;

•	changes or conflicts in corporate culture;

•	management’s inability to manage a substantial increase in the number of employees;

•	management’s inability to train and integrate personnel, who may have limited experience with the respective companies’ business lines and products, and to deliver a consistent message regarding diseases treated by the combined company;

•	retaining existing customers and attracting new customers;

•	retaining existing employees and attracting new employees;

•	maintaining business relationships; and

•	inefficiencies associated with the integration and management of the operations of the combined company.

In addition, there will be integration costs and non-recurring transaction costs (such as fees paid to legal, financial, accounting and other advisors and other fees paid in connection with the Merger) associated with the proposed Merger, including costs associated with combining their operations and achieving the synergies Shire expects to obtain, and such costs may be significant.

An inability to realize the full extent of the anticipated benefits of the proposed combination of Shire and Baxalta, including estimated cost synergies, as well as any delays encountered in the integration process and realizing such benefits, could have an adverse effect upon the revenues, level of expenses and operating results of the combined company, which may materially adversely affect the value of Shire Securities after the consummation of the Merger.

Shire will incur significant additional indebtedness in connection with the Merger, which will decrease Shire’s business flexibility and increase its interest expense. All of Shire’s debt obligations, and any future indebtedness Shire may incur, will have priority over the Shire Securities with respect to payment in the event of a liquidation, dissolution or winding up.

Shire has secured an $18 billion fully underwritten bank facility to finance the cash component of the Merger consideration. Shire has announced the intention of maintaining an investment grade credit rating for the combined company, but one or more credit rating agencies may determine that the combined company’s credit rating is below investment grade, which would increase the combined company’s borrowing costs. The combined company’s indebtedness following consummation of the Merger could have the effect, among other things, of reducing the combined company’s flexibility to respond to changing business and economic conditions and increasing the combined company’s interest expense. Shire will also incur various costs and expenses associated with the debt financing. The amount of cash required to pay interest on Shire’s increased indebtedness levels following completion of the transactions in connection with the Merger, and thus the demands on the combined company’s cash resources, will be greater than the amount of cash required to service the indebtedness of Shire prior to the transactions. The combined company’s increased indebtedness following completion of the transactions could also reduce funds available for working capital, capital expenditures, acquisitions and other general corporate purposes and may create competitive disadvantages for the combined company relative to other companies with lower indebtedness levels. If the combined company does not achieve the expected benefits and cost savings from the Merger, or if the financial performance of the combined company does not meet current expectations, then the combined company’s ability to service its indebtedness may be adversely impacted.

Moreover, the combined company may be required to raise substantial additional financing to fund working capital, capital expenditures, acquisitions or other general corporate requirements. The combined company’s ability to arrange additional financing and the costs of that financing will depend on, among other factors, the combined company’s financial position and performance, as well as prevailing market conditions and other factors beyond its control.

In any liquidation, dissolution or winding up of Shire, Shire Securities would rank below all debt claims against Shire or any of its subsidiaries. In addition, any convertible or exchangeable securities or other equity securities that Shire may issue in the future may have rights, preferences and privileges more favorable than those of Shire Securities. As a result, holders of Shire Securities will not be entitled to receive any payment or other distribution of assets upon any liquidation or dissolution until after Shire’s obligations to its debt holders and holders of equity securities which rank senior to the Shire Securities have been satisfied.

The Merger could result in significant liability to Baxalta and Shire if it causes the Baxter Transactions to be taxable.

Under the Letter Agreement, from and after the closing of the Merger, Baxalta agreed to indemnify, and Shire agreed to guarantee such indemnity to, Baxter and each of its affiliates and each of their respective officers, directors and employees against certain tax-related losses attributable to, or resulting from (in whole or in part) the Merger (as described in more detail in the Letter Agreement). If the Baxter Transactions are determined to be taxable as a result (in whole or in part) of the Merger (for example, if the Merger is deemed to be part of a plan (or series of related transactions) that includes the Baxter Transactions), Baxter and its shareholders could incur significant tax liabilities, and under the tax matters agreement and the Letter Agreement, Baxalta and Shire may be required to indemnify Baxter for any such tax liabilities. Baxter’s waiver of the provisions under the tax matters agreement restricting Baxalta’s ability to enter into and consummate the Merger will not relieve Baxalta (or Shire) of its obligation to indemnify Baxter if the Merger causes any of the Baxter Transactions to be taxable.

In connection with the signing of the Merger Agreement, Shire received an opinion from Cravath, Swaine & Moore LLP (Cravath), tax counsel to Shire, to the effect that the Merger will not cause Baxter’s contribution of assets to Baxalta, Baxter’s initial distribution of Baxalta shares on July 1, 2015, Baxter’s distribution of cash received from Baxalta to its creditors or the Later Distributions to fail to qualify as tax-free to Baxter and its shareholders under Sections 355, 361 and 368(a)(1)(D) of the Code. The Merger is conditioned on the receipt by Shire at the time of the consummation of the Merger of a tax opinion to the same effect.

The opinion referred to in the immediately preceding paragraph is based upon various factual representations and assumptions, as well as certain undertakings made by Baxter and Baxalta. If any of the factual representations or the assumptions in the tax opinion are untrue or incomplete in any material respect, an undertaking is not complied with or the facts upon which the tax opinion is based are materially different from the facts at the time of the Merger, the opinion may not be valid. Moreover, opinions of counsel are not binding on the IRS. As a result, the conclusions expressed in the Cravath opinion could be challenged by the IRS. None of Baxalta, Baxter or Shire has requested a ruling from the IRS regarding the impact of the Merger on the tax treatment of the Baxter Transactions. Further, the Cravath opinion does not address all tax aspects of the spin-off, Later Distributions and other related transactions and it is possible that Baxalta and Shire may be obligated to indemnify Baxter despite the continuing validity of the Cravath tax opinion.

Baxalta’s (and Shire’s) indemnification obligations to Baxter and its subsidiaries, officers, directors and employees under the tax matters agreement and Letter Agreement are not limited in amount or subject to any cap. If Baxalta or Shire is required to indemnify Baxter and its subsidiaries and their respective officers, directors and employees under the circumstances set forth in the tax matters agreement (as supplemented by the Letter Agreement), it could have a material adverse effect on Baxalta and Shire.

For a description of the sharing of certain tax liabilities between Baxter and Baxalta, see “Certain Relationships and Related Person Transactions—Agreements with Baxter—Tax Matters Agreement.”

Sales of Baxalta common stock in anticipation of the Merger, and resales of Shire Securities following the completion of the Merger, may adversely affect the market price of Baxalta common stock prior to the Merger, and, after the Merger, the market price of Shire Securities.

Certain Baxalta shareholders, such as index funds or funds with concentration, geographic or other limitations on their permitted investments, may be required to sell the Shire Securities that they receive in the transaction. Other Baxalta shareholders may already hold Shire Securities and those shareholders may decide not to hold the additional Shire Securities they receive in the Merger, or to sell their Baxalta shares prior to the Merger. Such sales of Baxalta common stock or Shire Securities could have the effect of depressing the market price of Shire Securities and Baxalta common stock.

If the Merger is consummated, Shire will issue new Shire Securities to Baxalta shareholders. The issuance of these new shares and the sale of additional shares that may become eligible for sale in the public market from time to time upon exercise of options or the vesting of restricted securities could have the effect of depressing the market price for Shire Securities. Moreover, the increase in the number of Shire Securities, or an increase in the number of Shire Securities outstanding following a future issuance, sale or transfer of Shire Securities by Shire or the possibility of such an issue, sale or transfer may lead to sales of such shares or the perception that such sales may occur, either of which may adversely affect the market for, and the market price of, Shire Securities.

The market price of Shire Securities may be adversely affected by reports of third-party analysts published in connection with the consummation of the Merger.

The trading market for Shire Securities depends in part on the research and reports that third-party securities analysts publish about Shire and its industry. In connection with the consummation of the Merger, one or more of these analysts could downgrade Shire Securities or issue other negative commentary about Shire or its industry, which could cause the market price of Shire Securities to decline.

The market price of Shire Securities may be affected by factors different from those affecting the market price of Baxalta common stock.

If the Merger is consummated, Baxalta shareholders will become holders of Shire Securities. Shire’s business differs from that of Baxalta, and Shire’s results of operations, as well as the market price of Shire Securities, may be affected by factors different from those affecting Baxalta’s results of operations and the market price of Baxalta common stock.

Exchange rate fluctuations may adversely affect the foreign currency value of Shire Securities and any dividends.

If the Merger is consummated, Baxalta common stock will be exchanged for Shire Securities. Unlike Baxalta, as a consequence of Shire’s dual listing on both the NASDAQ and LSE, Shire Ordinary Shares are quoted in pounds sterling on the LSE and Shire ADS are quoted in U.S. dollars on the NASDAQ. Dividends in respect of Shire Ordinary Shares, if any, will be declared in U.S. dollars. Shire’s financial statements are prepared in U.S. dollars. Fluctuations in the exchange rate between the U.S. dollar and pounds sterling will affect, among other matters, the pounds sterling value of Shire Ordinary Shares and of any dividends in respect of such shares.

The Shire Securities have different rights from the shares of Baxalta common stock.

Certain of the rights associated with Baxalta common stock are different from the rights associated with Shire Securities. In particular, the law of Jersey, in which Shire is organized, significantly limits the circumstances under which shareholders of companies may bring derivative actions and, in most cases, only the corporation may be the claimant or plaintiff for the purposes of maintaining proceedings in respect of any wrongful act committed against it. Neither an individual nor any group of shareholders has any right of action in such circumstances. In addition, Jersey law does not afford appraisal rights to dissenting shareholders in the form typically available to shareholders of a U.S. corporation.

Only registered holders of Shire Securities are afforded the rights of shareholders under Jersey law, the Shire Memorandum of Association and the Shire Articles of Association. Because the depositary’s nominee will be the registered owner of the shares, holders of Shire ADS must rely on the nominee to exercise the rights of a shareholder on their behalf.

If the Merger is consummated, Baxalta shareholders will have a reduced ownership and voting interest and will exercise less influence over the management and policies of Shire than they do over Baxalta.

Baxalta shareholders currently have the right to vote in the election of the Baxalta Board of Directors and on other matters affecting Baxalta. If the Merger is consummated, each Baxalta shareholder will become a holder of Shire Securities with a percentage ownership of the combined company that is smaller than the shareholder’s percentage ownership of Baxalta. Shire estimates that, upon the consummation of the Merger, former Baxalta shareholders would own, in the aggregate, approximately 34% of all outstanding Shire Ordinary Shares on a diluted basis. Accordingly, Baxalta shareholders would have less influence over the management and policies of Shire than they now have over the management and policies of Baxalta.

Holders of Shire Securities in the United States may not be able to enforce civil liabilities against Shire.

A number of Shire’s directors and executive officers are not residents of the United States, and all or a substantial portion of the assets of such persons are located outside the United States. As a result, it may not be possible for investors to affect service of process within the United States upon such persons or to enforce against them judgments obtained in U.S. courts predicated upon the civil liability provisions of the federal securities laws of the United States.

There is also a doubt as to the enforceability in England, Wales and Jersey, whether by original actions or by seeking to enforce judgments of U.S. courts, of claims based on the federal securities laws of the United States. In addition, punitive damages in actions brought in the United States or elsewhere may be unenforceable in England, Wales and Jersey.

Lawsuits have been filed and other lawsuits may be filed against Baxalta, Shire and the Baxalta board challenging the Merger. An adverse ruling in any such lawsuit may delay or prevent the completion of the Merger or result in an award of damages against Baxalta.

Following announcement of the Merger and as of the date of this prospectus, two putative class action complaints have been filed by purported Baxalta stockholders on behalf of all Baxalta stockholders. The complaints, Bertisch v. Baxalta Inc., et al., C.A. No. 11918 and Davis v. Baxalta Inc., et al., C.A. No. 11939 were filed in the Court of Chancery of the State of Delaware.

The complaints name as defendants Baxalta, Shire and all of the members of the Baxalta board. The complaints generally allege that the members of the Baxalta board breached their fiduciary duties to the Baxalta stockholders during merger negotiations and by entering into the Merger Agreement and approving the Merger, and that Baxalta and Shire aided and abetted such breaches of fiduciary duties. The complaints further allege that, among other things, the merger consideration undervalues Baxalta and certain provisions of the Merger Agreement inappropriately favor Shire and inhibit competing bids. The complaints seek, among other things, (1) injunctive relief enjoining the Merger, (2) rescission of the Merger to the extent consummated and (3) costs and damages.

The defendants believe that the claims asserted against them in the complaints are without merit and intend to defend the litigation vigorously. Additional lawsuits arising out of or relating to the Merger Agreement or the Merger may be filed in the future. The results of complex legal proceedings are difficult to predict and could delay or prevent the completion of the Merger. The existence of litigation relating to the Merger could impact the likelihood of obtaining the stockholder approvals from either Baxalta or Shire. Moreover, the pending litigation is, and any future additional litigation could be, time consuming and expensive and could divert Baxalta’s and Shire’s respective management’s attention away from their regular business.

One of the conditions to completion of the Merger is the absence of any law or judgment issued by any court or tribunal of competent jurisdiction that prevents, makes illegal or prohibits the closing of the Merger. Accordingly, if a plaintiff is successful in obtaining a judgment prohibiting completion of the Merger, then such judgment may prevent the Merger from being completed, or from being completed within the expected time frame.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This prospectus and other materials Baxalta has filed or will file with the SEC include, or will include, forward-looking statements. Use by Baxalta of the words “may,” “will,” “would,” “could,” “should,” “believes,” “estimates,” “projects,” “potential,” “expects,” “plans,” “seeks,” “intends,” “evaluates,” “pursues,” “anticipates,” “continues,” “designs,” “impacts,” “affects,” “forecasts,” “target,” “outlook,” “initiative,” “objective,” “designed,” “priorities,” “goal,” or the negative of those words or other similar expressions is intended to identify forward-looking statements that represent our current judgment about possible future events. All statements in this prospectus, other than statements of historical facts, including statements about future events or financial performance, are forward-looking statements that involve certain risks and uncertainties.

These forward-looking statements may include statements with respect to accounting estimates and assumptions, the company’s expectations regarding the separation, including separation costs, litigation-related matters including outcomes, future regulatory filings and the company’s R&D pipeline, strategic objectives, credit exposure to foreign governments, potential developments with respect to credit ratings, investment of foreign earnings, estimates of liabilities including those related to uncertain tax positions, contingent payments, future pension plan contributions, costs, discount rates and rates of return, the company’s exposure to financial market volatility and foreign currency and interest rate risks, geographic expansion, the impact of competition, future sales growth, business development activities, business optimization initiatives, future capital and R&D expenditures, future transactions in the company’s securities and debt issuances, the impact of healthcare reform, manufacturing expansion, the sufficiency of the company’s facilities, financial flexibility, future cash flows, the adequacy of credit facilities, derivative instruments and capitalization, tax provisions and reserves, Baxalta’s effective tax rate, the impact on the company of recent tax legislation, the expected impact of the separation and all other statements that do not relate to historical facts.

These forward-looking statements are based on certain assumptions and analyses made in light of our experience and perception of historical trends, current conditions, and expected future developments as well as other factors that Baxalta believes are appropriate in the circumstances. While these statements represent Baxalta’s current judgment on what the future may hold, and Baxalta believes these judgments are reasonable, these statements are not guarantees of any events or financial results. Whether actual future results and developments will conform to expectations and predictions is subject to a number of risks and uncertainties, including the following factors, many of which are beyond Baxalta’s control:

•	demand for and market acceptance of risks for and competitive pressures related to new and existing products;

•	product development risks, including satisfactory clinical performance, the ability to manufacture at appropriate scale, and the general unpredictability associated with the product development cycle;

•	product quality or patient safety issues, leading to product recalls, withdrawals, launch delays, sanctions, seizures, litigation, loss of confidence or declining sales;

•	future actions of FDA, EMA or any other regulatory body or government authority that could delay, limit or suspend product development, manufacturing or sale or result in seizures, recalls, injunctions, loss of customer confidence, monetary sanctions or criminal or civil liabilities;

•	failures with respect to the company’s compliance programs;

•	global regulatory, trade and tax policies;

•	the impact of competitive products and pricing, including generic competition, drug re-importation and disruptive technologies;

•	the company’s ability to identify business development and growth opportunities and to successfully execute on its business development strategy;

•	the company’s ability to realize the anticipated benefits from its joint product development and commercialization arrangements, governmental collaborations and other business development activities or to identify and enter into additional such opportunities in the future;

•	future actions of third parties, including third-party payors, as healthcare reform and other similar measures are implemented in the United States and globally;

•	the impact of U.S. healthcare reform and other similar actions undertaken by foreign governments with respect to pricing, reimbursement, taxation and rebate policies;

•	additional legislation, regulation and other governmental pressures in the United States or globally, which may affect pricing, reimbursement, taxation and rebate policies of government agencies and private payors or other elements of the company’s business;

•	fluctuations in supply and demand and the pricing of plasma-based therapies;

•	the availability and pricing of acceptable raw materials and component supply;

•	inability to create additional production capacity in a timely manner or the occurrence of other manufacturing or supply difficulties;

•	the ability to protect or enforce the company’s owned or in-licensed patent or other proprietary rights (including trademarks, copyrights, trade secrets and know-how) or patents of third parties preventing or restricting the company’s manufacture, sale or use of affected products or technology;

•	the company’s ability to develop and sustain relationships with institutional partners;

•	the impact of global economic conditions on the company and its customers and suppliers, including foreign governments in certain countries in which the company operates;

•	fluctuations in foreign exchange and interest rates;

•	any changes in law concerning the taxation of income, including income earned outside the United States;

•	breaches or failures of the company’s information technology systems;

•	loss of key employees or inability to identify and recruit new employees;

•	the outcome of pending or future litigation;

•	the adequacy of the company’s cash flows from operations to meet its ongoing cash obligations and fund its investment program;

•	the company’s ability to successfully develop and introduce biosimilar products;

•	the company’s operations as an independent company;

•	the costs and temporary business interruptions related to the separation;

•	Baxter’s performance under various transaction agreements that were executed as part of the separation;

•	the company’s ability to transition away from the services to be provided by Baxter pursuant to the transition services agreement, manufacturing and supply agreement and other agreements with Baxter in a timely manner;

•	potential indemnification liabilities owed to Baxter after the separation;

•	the tax treatment of the distribution and the limitations imposed on the company under the tax matters agreement that the company entered into with Baxter;

•	restrictions on post-separation activities in order to preserve the tax-free treatment of the separation;

•	potential conflicts of interest for certain of the company’s executive officers and directors because of their previous or continuing positions at Baxter;

•	the company’s ability to achieve benefits from the separation in a timely manner;

•	the company’s ability to access the capital markets following the separation from Baxter;

•	changes to the timing of the subsequent disposal of the equity retained by Baxter;

•	the inability to complete the Merger due to the failure to obtain the approval of Baxalta’s or Shire’s stockholders or the failure to satisfy other conditions to completion of the Merger;

•	the failure to obtain regulatory approvals required for the Merger, or required regulatory approvals delaying the Merger or causing the parties to abandon the Merger;

•	the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement;

•	the outcome of any legal proceeding that may be instituted against Baxalta and others following the announcement of the Merger;

•	the amount of the costs, fees, expenses and charges related to the Merger;

•	the effect of the announcement of the Merger on Baxalta’s client relationships, operating results and business generally, including without limitation the ability to retain key employees;

•	the failure of Shire to obtain the necessary financing for the Merger;

•	the risk that the benefits of the Merger, including synergies, may not be fully realized or may take longer to realize than expected;

•	the failure of relevant tax opinions that are a condition to the Merger to be obtained on acceptable conditions or at all;

•	the risk that the Merger may not advance the combined company’s business strategy;

•	the risk that the combined company may experience difficulty integrating Baxalta’s employees or operations;

•	the potential diversion of Baxalta’s management’s attention resulting from the proposed Merger and of the combined company’s management’s attention resulting from integration issues after the Merger; and

•	other factors identified elsewhere in this prospectus, including the risk factors described herein under the section entitled “Risk Factors,” and in other filings with the Securities and Exchange Commission (the SEC).

Consequently, all of the forward-looking statements made in this prospectus are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated will be realized or, even if realized, that they will have the expected consequences to or effects on Baxalta or its subsidiaries or businesses or operations. Baxalta undertakes no obligation to update publicly or otherwise revise any forward-looking statements, whether as a result of new information, future events, or other such factors that affect the subject of these statements, except where we are expressly required to do so by law. Factors that could cause actual results or events to differ materially from those anticipated include the matters described under the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” which contain forward-looking statements.

USE OF PROCEEDS

We will not issue any new shares of our common stock and will not receive any proceeds from the sale of the common stock in this offering. All of the net proceeds from this offering will be received by the selling shareholder. On the date of this prospectus, the selling shareholder will acquire the common stock being sold in this offering from Baxter in exchange for certain outstanding indebtedness of Baxter that is expected to be held by the selling shareholder at such time. See “Prospectus Summary—The Underwriting and Debt-for-Equity Exchange,” “Underwriting (Conflicts of Interest)—The Debt-for-Equity Exchange” and “Underwriting (Conflicts of Interest)—Conflicts of Interest and Relationships.”

This offering is being conducted in accordance with the applicable provisions of Rule 5121 of the FINRA Conduct Rules. The underwriter will have a “conflict of interest” pursuant to FINRA Rule 5121(f)(5)(C)(ii) by virtue of its affiliate’s role as selling shareholder because all of the net proceeds of this offering will be received by the selling shareholder. As such, the underwriter will not confirm any sales to any account over which it exercises discretionary authority without the specific written approval of the transaction from the account holder. Pursuant to FINRA Rule 5121, the appointment of a qualified independent underwriter is not necessary in connection with this offering because the offering is of a class of equity securities for which a “bona fide public market,” as defined by FINRA Rule 5121(f)(3), exists.

PRICE RANGE OF COMMON STOCK

Our common stock began “regular-way” trading on the New York Stock Exchange (the NYSE) under the symbol “BXLT” on July 1, 2015. Between June 15, 2015 and that date, our common stock was traded on a “when-issued” basis. The following table sets forth the high and low sales prices per share of our common stock, as reported on the NYSE, and dividends declared per share of Baxalta common stock, for the periods indicated.

	Market Price of Common Stock		Dividends Declared per share
	High	Low

Fiscal Year Ended December 31, 2015
Third Quarter	$40.90	$29.83	$0.07
Fourth Quarter	$40.24	$30.50	$0.07

Fiscal Year Ending December 31, 2016
First Quarter (from January 1, 2016 through February 2, 2016)	$42.38	$38.01	—

As of December 31, 2015, there were 679,287,500 shares of Baxalta common stock outstanding. As of December 31, 2015, there were 31,405 registered holders of record of Baxalta common stock.

DIVIDEND POLICY

The Board of Directors of Baxalta has adopted a policy with respect to the payment of dividends on Baxalta common stock. Baxalta currently expects that it will continue to pay quarterly cash dividends until the completion of the Merger, with the annual amount initially determined based on 15% of the estimate of annual adjusted net income for the applicable period. Notwithstanding the current expectations for Baxalta’s dividend policy, the timing, declaration, amount and payment of any dividends by Baxalta is within the discretion of its Board of Directors and will depend upon many factors, including Baxalta’s financial condition, earnings, corporate strategy, capital requirements of its operating subsidiaries, covenants associated with certain of Baxalta’s debt service obligations, legal requirements, regulatory constraints, industry practice, ability to access capital markets, and other factors deemed relevant by Baxalta’s Board of Directors.

The Merger Agreement provides that Baxalta may not pay dividends on Baxalta common stock other than the regular quarterly cash dividends not to exceed $0.07 per quarter.

CAPITALIZATION

The following table sets forth Baxalta’s capitalization as of September 30, 2015 on a historical basis. This table should be read in conjunction with “Selected Historical Consolidated and Combined Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and Baxalta’s consolidated and combined financial statements and notes included elsewhere in this prospectus.

As all of the net proceeds of this offering will be received by the selling shareholder, this offering will have no effect on our capitalization. See “Use of Proceeds” included elsewhere in this prospectus.

(in millions)	As of September 30, 2015

Cash and equivalents	$1,328

Debt:
Long-term debt	$4,962
Total debt[1]	$4,962

Equity:
Common stock, par value $0.01 per share	7
Additional paid-in capital	4,093
Retained earnings	262
Accumulated other comprehensive loss	(378)
Total Capitalization	8,946

[1]	Total debt excludes capital lease obligations.

UNAUDITED PRO FORMA CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma consolidated and combined financial statements consist of unaudited pro forma consolidated and combined statements of income for the nine months ended September 30, 2015 and for the year ended December 31, 2014. An unaudited pro forma consolidated balance sheet as of September 30, 2015 has not been presented with the unaudited pro forma consolidated and combined financial statements because the separation and the associated transactions are reflected in the company’s historical unaudited consolidated balance sheet as of September 30, 2015 and presented elsewhere in this prospectus.

The unaudited pro forma combined financial statements illustrate the financial impacts of the separation and the related transactions described below. The unaudited pro forma consolidated and combined statements of income for the nine months ended September 30, 2015 and for the year ended December 31, 2014 assume that the separation and related transactions described below had occurred as of January 1, 2014.

The unaudited pro forma consolidated and combined statements of income have been derived from Baxalta’s historical audited combined annual and unaudited condensed consolidated and combined interim financial statements included elsewhere in this prospectus and have been adjusted to give effect to the following items related to the separation and the associated transactions:

•	the contribution by Baxter to Baxalta, pursuant to the separation and distribution agreement, of the assets and liabilities that comprise Baxalta’s business;

•	the impact of transfers, to Baxalta upon separation, of various corporate and other assets and liabilities not included in Baxalta’s historical combined balance sheet;

•	interest expense related to the incurrence of $5 billion of debt at a weighted-average interest rate of 3.76%; and

•	the impact of the manufacturing and supply agreement, the transition services agreement and other commercial agreements between Baxter and Baxalta and the provisions contained therein.

The unaudited pro forma consolidated and combined financial statements are for informational purposes only and do not purport to represent what Baxalta’s financial position and results of operations actually would have been had the separation and related transactions occurred on the dates indicated, or to project Baxalta’s financial performance for any future period. The unaudited pro forma consolidated and combined financial statements are based on information and assumptions, which are described in the accompanying notes.

The Baxalta historical financial information, which was the basis for the unaudited pro forma consolidated and combined financial statements, was presented on a consolidated basis for periods after the July 1, 2015 separation and on a carve-out basis for periods prior to the separation as Baxalta was not operated as a separate, independent company for the periods presented prior to the separation. Accordingly, such financial information prior to the separation reflects an allocation of certain corporate costs for corporate administrative services, including general corporate expenses related to tax, treasury, finance, audit, risk management, legal, information technology, human resources, shareholder relations, compliance, shared services, insurance, employee benefits and incentives and stock-based compensation. These historical allocations may not be indicative of Baxalta’s future cost structure; however, the pro forma results have not been adjusted to reflect any potential changes associated with Baxalta being an independent public company as such amounts are estimates that are not factually supportable.

The Baxalta historical statement of income for the year ended December 31, 2014 has been updated to retrospectively present earnings per share (EPS). The computation of basic EPS for all periods disclosed prior to the separation was calculated using the shares distributed and retained by Baxter on July 1, 2015 totaling 676 million. The weighted average number of shares outstanding for diluted EPS for the periods prior to separation also include 5 million of diluted common share equivalents for stock options, RSUs, and PSUs, as these share-based awards were previously issued by Baxter and outstanding at the time of separation and were assumed by Baxalta following the separation.

The unaudited pro forma consolidated and combined financial statements reported below should be read in conjunction with the section herein entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as the historical audited combined annual and unaudited condensed consolidated and combined interim financial statements and the corresponding notes included elsewhere in this prospectus.

BAXALTA INCORPORATED

UNAUDITED PRO FORMA CONSOLIDATED AND COMBINED STATEMENT OF INCOME

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015

(in millions, except share and per share data)	Historical	Pro Forma Adjustments		Pro Forma

Net sales	$4,385	$82	(A)	$4,467
Cost of sales	1,705	76	(A)(E)(F)	1,781

Gross margin	2,680	6		2,686

Selling, general and administrative expenses	984	(20)	(B)(E)(F)	964
Research and development expenses	682	(2)	(E)	680
Interest expense	26	91	(C)	117
Other income, net	(87)	—		(87)

Income from continuing operations before income taxes	1,075	(63)		1,012
Income tax expense	248	(24)	(D)	224

Net income from continuing operations	$827	$(39)		$788

Net income from continuing operations per common share
Basic	$1.22	$(0.06)		$1.16
Diluted	$1.21	$(0.06)		$1.15

Common shares outstanding
Basic	677	—		677
Diluted	682	—		682

BAXALTA INCORPORATED

UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2014

(in millions, except share and per share data)	Historical	Pro Forma Adjustments		Pro Forma

Net sales	$5,952	$157	(A)	$6,109
Cost of sales	2,443	147	(A)(E)(F)	2,590

Gross margin	3,509	10		3,519

Selling, general and administrative expenses	1,053	(33)	(B)(E)(F)	1,020
Research and development expenses	820	(2)	(E)	818
Interest expense	—	188	(C)	188
Other expense, net	104	—		104

Income from continuing operations before income taxes	1,532	(143)		1,389
Income tax expense	346	(61)	(D)	285

Net income from continuing operations	$1,186	$(82)		$1,104

Net income from continuing operations per common share
Basic	$1.75	$(0.12)		$1.63
Diluted	$1.74	$(0.12)		$1.62

Common shares outstanding
Basic	676	—		676
Diluted	681	—		681

BAXALTA INCORPORATED

NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(A)	Reflects the effect of the manufacturing and supply agreement that Baxalta and Baxter entered into in connection with the separation. The net sales adjustments of $82 million and $157 million reflect the additional sales that Baxalta would have recorded for product manufactured and sold to Baxter for the nine months ended September 30, 2015 and for the year ended December 31, 2014, respectively, under the manufacturing and supply agreement. Pricing under this agreement reflects Baxalta’s costs plus a profit on certain steps of the manufacturing process. The cost of sales adjustments of $83 million and $156 million reflect the impact of costs incurred to manufacture certain products for Baxter as well as the incremental costs that Baxalta would have recorded for the nine months ended September 30, 2015 and for the year ended December 31, 2014, respectively, for purchases of other products from Baxter under the manufacturing and supply agreement. Historically, inventory transfers between Baxter and Baxalta were recorded at cost. The pro forma adjustments for the nine months ended September 30, 2015 exclude net sales of $35 million and related cost of sales recognized for the company’s manufacturing and supply agreement with Baxter following the July 1, 2015 separation as those costs are reflected in the company’s historical statement of income.

(B)	Reflects $10 million for the nine months ended September 30, 2015 and $20 million for the year ended December 31, 2014 for the difference in costs to be incurred by Baxalta for certain services to be provided by Baxter under the transition services agreement. The pro forma adjustment for the nine months ended September 30, 2015 excludes costs incurred under the transition services agreement following the July 1, 2015 separation as those costs are reflected in the company’s historical statement of income.

(C)	Reflects interest expense related to $5 billion in debt that Baxalta incurred in connection with the separation including amortization of debt discounts related to the original issue discount and fees paid by Baxalta. The pro forma adjustment for the nine months ended September 30, 2015 excludes net interest expense of $26 million incurred during the period following the debt issuance and reflected in the company’s historical statement of income. The weighted-average interest rate on the debt including amortization of the debt discount is approximately 3.76%. Interest expense was calculated assuming constant debt levels throughout the periods. The pro forma interest expense has not been reduced by the amount that the company believes would have been capitalized had the debt been outstanding for the entire period. Baxalta estimates that this would have been approximately $34 million for the nine months ended September 30, 2015 (relating to the period prior to the separation) and $55 million for the year ended December 31, 2014.

(D)	Reflects the tax effects of the pro forma adjustments at the applicable statutory income tax rates.

(E)	Reflects a reduction in operating expenses of $22 million ($8 million in cost of sales, $12 million in selling, general and administrative expenses and $2 million in research and development expenses) for the nine months ended September 30, 2015 and $34 million ($16 million in cost of sales, $16 million in selling, general and administrative expenses and $2 million in research and development expenses) for the year ended December 31, 2014 associated with the actual transfer of net retirement obligations from Baxter to Baxalta.

(F)	Reflects incremental depreciation expense of $3 million ($1 million in cost of sales and $2 million in selling, general and administrative expenses) during the nine months ended September 30, 2015 and $10 million ($7 million in cost of sales and $3 million in selling, general and administrative expenses) during the year ended December 31, 2014 for assets transferred to Baxalta pursuant to the separation and distribution agreement that were not included in Baxalta’s historical financial statements prior to the July 1, 2015 separation.

SELECTED HISTORICAL CONSOLIDATED AND COMBINED FINANCIAL DATA

The Baxalta selected combined income statement data for the years ended December 31, 2014, 2013 and 2012 and the selected combined balance sheet data as of December 31, 2014 and 2013 have been derived from Baxalta’s audited combined financial statements, which are included elsewhere in this prospectus. The Baxalta selected combined balance sheet data as of December 31, 2012 has been derived from Baxalta’s audited combined financial statements. The Baxalta unaudited combined income statement data for the year ended December 31, 2011 has been derived from Baxalta’s unaudited combined financial statements. The Baxalta unaudited combined income statement data for the year ended December 31, 2010 and the unaudited combined balance sheet data as of December 31, 2011 and 2010 have been carved out from the underlying financial records of Baxter.

The Baxalta consolidated and combined income statement data for the nine months ended September 30, 2015 and September 30, 2014, and the consolidated balance sheet data as of September 30, 2015 has been derived from Baxalta’s unaudited condensed consolidated and combined interim financial statements, which are included elsewhere in this prospectus.

The unaudited consolidated and combined financial statement data for periods after the July 1, 2015 separation reflect the consolidated financial position and consolidated results of operations of the company as an independent, publicly-traded company. The unaudited consolidated and combined financial statement data for periods prior to the separation have been prepared on a basis consistent with which Baxalta’s audited combined financial statements have been prepared, except income taxes for the interim period which are based on the estimated effective tax for the full year. In the opinion of Baxalta’s management, the unaudited consolidated and combined financial statement data includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of such data. These interim results are not necessarily indicative of results to be expected for the full year.

The historical combined financial statements prior to the separation have been prepared on a “carve-out” basis for the purpose of presenting the company’s historical financial position, results of operations and cash flows. Baxalta did not operate as a standalone entity in the past and accordingly the selected financial data presented herein is not necessarily indicative of the company’s future performance and does not reflect what the company’s performance would have been had Baxalta operated as an independent publicly traded company during the periods presented.

The Baxalta consolidated and combined income statement data disclosed below has been updated to retrospectively present EPS for periods prior to the completion of the separation and related transactions. The computation of basic EPS for all periods prior to the separation disclosed was calculated using the shares distributed and retained by Baxter on July 1, 2015 totaling 676 million. The weighted average number of shares outstanding for diluted EPS for the periods prior to separation also include 5 million of diluted common share equivalents for stock options, RSUs, and PSUs as these share-based awards were previously issued by Baxter and outstanding at the time of separation and were assumed by Baxalta following the separation.

The selected financial information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the “Unaudited Pro Forma Consolidated and Combined Financial Statements” and the corresponding notes included elsewhere in this prospectus.

	As of or for the nine months ended September 30,		As of or for the year ended December 31,
(in millions, except per share data)	2015	2014	2014	2013	2012	2011	2010

Consolidated and Combined Statement of Income and Other Data
Net sales	$4,385	$4,269	$5,952	$5,555	$5,310	$5,218	$4,831
Net income from continuing operations	$827	$852	$1,186	$1,288	$1,205	$1,344	$1,225
Net income from continuing operations per common share
Basic	$1.22	$1.26	$1.75	$1.90	$1.78	$1.99	$1.81
Diluted	$1.21	$1.25	$1.74	$1.89	$1.77	$1.97	$1.80
Cash dividends declared per common share	$0.07	$—	$—	$—	$—	$—	$—

Consolidated and Combined Balance Sheet Data
Total assets	$12,906	N/A	$8,784	$7,742	$6,194	$5,425	$5,204
Long-term debt and capital lease obligations	$5,277	N/A	$275	$14	$5	$6	$6

QUARTERLY FINANCIAL RESULTS (UNAUDITED)

The following tables present selected unaudited quarterly results of operations which have been prepared on the same basis as the audited combined financial statements and the unaudited condensed consolidated and combined interim financial statements included elsewhere in this prospectus.

(in millions, except per share data)	First quarter	Second quarter	Third quarter	Nine months ended September 30

2015
Net sales	$1,361	$1,429	$1,595	$4,385
Gross margin	790	928	962	2,680
Net income from continuing operations[1]	262	284	281	827
Net income from continuing operations per common share[1]
Basic	0.39	0.42	0.42	1.22
Diluted	0.38	0.42	0.41	1.21
Income (loss) from discontinued operations, net of tax	10	(4)	28	34
Income (loss) from discontinued operations per common share
Basic	0.02	(0.01)	0.04	0.05
Diluted	0.02	(0.01)	0.04	0.05
Net income	272	280	309	861
Net income per common share
Basic	0.41	0.41	0.46	1.27
Diluted	0.40	0.41	0.45	1.26

(1)	The first quarter of 2015 included net charges of $44 million related to intangible asset amortization, business optimization items, and separation costs. The second quarter of 2015 included net charges of $138 million related to intangible asset amortization, business optimization items, separation costs, and milestone payments associated with the company’s collaboration agreements. The third quarter of 2015 included net charges of $104 million related to intangible asset amortization, separation costs, IPR&D and other impairment charges, a decrease in the fair value of contingent payment liabilities, milestone payments associated with the company’s collaboration agreements and business development items.

(in millions, except per share data)	First quarter	Second quarter	Third quarter	Fourth quarter	Full year

2014
Net sales	$1,329	$1,452	$1,488	$1,683	$5,952
Gross margin	770	853	874	1,012	3,509
Net income from continuing operations[2]	309	318	225	334	1,186
Net income from continuing operations per common share[2]
Basic	0.46	0.47	0.33	0.49	1.75
Diluted	0.45	0.47	0.33	0.49	1.74
Income from discontinued operations, net of tax	49	52	21	429	551
Income from discontinued operations per common share
Basic	0.07	0.08	0.03	0.64	0.82
Diluted	0.07	0.08	0.03	0.63	0.81
Net income	358	370	246	763	1,737
Net income per common share
Basic	0.53	0.55	0.36	1.13	2.57
Diluted	0.52	0.55	0.36	1.12	2.55

(2)

The first quarter of 2014 included net charges of $26 million related to intangible asset amortization, business optimization items, plasma-related litigation and milestone payments associated with the company’s collaboration agreements. The second quarter of 2014 included net charges of $79 million related to intangible asset amortization, business optimization items, separation costs, milestone payments associated with the company’s collaboration agreements and an increase in fair value of contingent payment liabilities. The third quarter of 2014 included net charges of $203 million related to intangible asset amortization, business optimization items, separation costs, the Branded Prescription Drug Fee and milestone payments associated with the company’s collaboration arrangements. The fourth quarter of 2014 included charges of $188 million related to intangible asset amortization, business optimization items, separation costs, milestone payments associated with the company’s collaboration agreements, other-than-temporary impairment and an increase in fair value of contingent payment liabilities.

(in millions, except per share data)	First quarter	Second quarter	Third quarter	Fourth quarter	Full year

2013
Net sales	$1,274	$1,362	$1,384	$1,535	$5,555
Gross margin	739	815	791	881	3,226
Net income from continuing operations[3]	324	347	310	307	1,288
Net income from continuing operations per common share[3]
Basic	0.48	0.51	0.46	0.45	1.90
Diluted	0.48	0.51	0.45	0.45	1.89
Income from discontinued operations, net of tax	29	38	16	(83)	—
Income from discontinued operations per common share
Basic	0.04	0.06	0.02	(0.12)	—
Diluted	0.04	0.06	0.02	(0.12)	—
Net income	353	385	326	224	1,288
Net income per common share
Basic	0.52	0.57	0.48	0.33	1.90
Diluted	0.52	0.57	0.47	0.33	1.89

(3)	The first quarter of 2013 included net charges of $4 million related to intangible asset amortization. The second quarter of 2013 included net charges of $22 million related to intangible asset amortization and business optimization items. The third quarter of 2013 included net charges of $96 million related to intangible asset amortization, plasma-related litigation and VAT matters in Turkey. The third quarter of 2013 also included a $34 million income tax benefit from the reversal of an accrual for uncertain tax positions. The fourth quarter of 2013 included net charges of $127 million related to intangible asset amortization, business optimization items, milestone payments associated with the company’s collaboration agreements and a decrease in fair value of contingent payment liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the audited combined financial statements and the corresponding notes, the unaudited condensed consolidated and combined interim financial statements and the corresponding notes, and the unaudited pro forma consolidated and combined financial statements and the corresponding notes included elsewhere in this prospectus. This Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements. The matters discussed in these forward-looking statements are subject to risk, uncertainties and other factors that could cause actual results to differ materially from those made, projected or implied in the forward-looking statements. Please see “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements” for a discussion of the uncertainties, risks and assumptions associated with these statements.

Baxalta Incorporated was incorporated in Delaware on September 8, 2014 for the purpose of holding Baxter’s biopharmaceutical business in anticipation of separating from Baxter. Until its separation from Baxter on July 1, 2015, Baxalta was a wholly owned subsidiary of Baxter. The separation was completed on July 1, 2015 and resulted in two separate independent publicly traded companies, Baxter, focused on lifesaving medical products, and Baxalta, focused on developing and marketing innovative biopharmaceuticals. For purposes of the following discussion, Baxalta refers to the biopharmaceuticals business of Baxter prior to the separation. To effect the separation, Baxter made a pro rata distribution of approximately 80.5% of Baxalta common stock to Baxter’s shareholders. Since the distribution on July 1, 2015, Baxalta has operated as an independent, publicly-traded company.

EXECUTIVE OVERVIEW

Company Overview

Baxalta is a global, innovative biopharmaceutical leader with a sustainable portfolio of differentiated therapies that seek to address unmet medical needs across many disease areas, including hemophilia, immunology and oncology. More specifically, the company develops, manufactures and markets a diverse portfolio of treatments for hemophilia and other bleeding disorders, immune deficiencies, alpha-1 antitrypsin deficiency, burns and shock, and other chronic and acute medical conditions, as well as oncology treatments for acute lymphoblastic leukemia. Baxalta is also investing in emerging technology platforms, including gene therapy and biosimilars.

Baxalta’s business strategy is aimed at improving diagnosis, treatment and standards of care across a wide range of bleeding disorders and other rare chronic and acute medical conditions, capitalizing on the company’s differentiated portfolio, ensuring the sustainability of supply to meet growing demand for therapies across core disease areas, and accelerating innovation by developing and launching new treatments while leveraging its expertise into new emerging therapeutics through acquisitions of and collaborations with others.

Financial Results Overview—Nine Months Ended September 30, 2015 and 2014

	Nine months ended September 30,
(in millions)	2015	2014	Percent change

Net sales	$4,385	$4,269	3%
Net income from continuing operations	$827	$852	(3%)

Baxalta’s global net sales totaled $4.4 billion for the first nine months of 2015, and increased by 3% compared to the prior year period. Excluding the impact of changes in foreign currency exchange rates, net sales increased 11% over the prior year period. Sales in the United States totaled $2.4 billion in the first nine months of 2015, an increase of 9% over 2014, and international sales totaled $2.0 billion, a decrease of 4% over the prior year period at actual foreign currency exchange rates and an increase of 13% at constant foreign currency exchange rates. Excluding the impact of changes in foreign currency exchange rates, the company drove revenue growth in each of its four product categories. Refer to the “Results of Operations—Nine Months Ended September 30, 2015 and 2014” section below for further discussion regarding the company’s sales.

The company’s net income from continuing operations was $827 million and $852 million during the nine months ended September 30, 2015 and 2014, respectively. While the company drove gross margin improvement as compared to the prior year period, net income from continuing operations decreased due primarily to $139 million of separation costs incurred during the current year period, as well as increased investments in research and development (R&D). Refer to the “Results of Operations—Nine Months Ended September 30, 2015 and 2014” section below for further discussion of the company’s results.

The company’s net cash provided from operations was $551 million in the first nine months of 2015 and $711 million in the first nine months of 2014. The first nine months of each year reflected cash outflows for the annual settlement of the company’s current income tax payables, which include the full previous year’s current income tax expense and other current tax amounts. Refer to the “Liquidity and Capital Resources” section below for further discussion regarding the company’s cash flows.

Financial Results Overview—Full-Year 2014, 2013 and 2012

				Percent change
years ended December 31 (in millions)	2014	2013	2012	2014	2013

Net sales	$5,952	$5,555	$5,310	7%	5%
Net income from continuing operations	$1,186	$1,288	$1,205	(8%)	7%

Baxalta’s global net sales totaled approximately $6.0 billion in 2014, an increase of 7% over 2013. Sales in the United States totaled $3.0 billion in 2014, an increase of 5% over 2013 and international sales totaled more than $2.9 billion, an increase of 9% over 2013. Net sales of the company’s largest product category, Hemophilia, increased 7% driven by strong demand for ADVATE. Net sales of Inhibitor Therapies grew 14% due to increased demand for FEIBA. BioTherapeutics and Immunoglobulin Therapies net sales growth in 2014 was 9% and 4%, respectively, reflecting increased sales of albumin products and GAMMAGARD LIQUID, as well as the launch of HYQVIA in the United States in late 2014. In 2013, net sales growth of 5% was driven by Hemophilia, which increased 6% over 2012 driven by increased global demand for ADVATE. Net sales of the Inhibitor Therapies product category also increased 6% in 2013 due to strong global demand for FEIBA. Refer to the “Results of Operations—Years Ended December 31, 2014, 2013 and 2012” section below for further discussion regarding the company’s sales.

The company’s net income from continuing operations was $1.2 billion in 2014 as compared to $1.3 billion in 2013 and $1.2 billion in 2012. The decrease in 2014 was driven by special items, including R&D charges in 2014 of $217 million for both upfront and milestone payments related to collaborative arrangements. Special items are further discussed in the “Results of Operations—Years Ended December 31, 2014, 2013 and 2012” section below. Excluding the impact of special items, net income from continuing operations increased 11% in 2014 as compared to 2013 due to increased sales, an improvement in gross margin percentage and increased income from equity method investments. Excluding the impact of special items, net income from continuing operations increased 3% in 2013 as compared to 2012 driven by an increase in sales partially offset by increased investments in the R&D pipeline.

The company’s net cash provided from operations was $1.4 billion in 2014, $1.5 billion in 2013 and $1.4 billion in 2012. The decrease in 2014 reflected increased R&D investments, including milestone payments to collaboration partners, and an increase in tax-related items. Capital expenditures totaled $970 million, $797 million and $521 million in 2014, 2013 and 2012, respectively. The increases in capital expenditures in 2014 and 2013 reflected efforts to add capacity to meet long-term expected demand growth for the company’s products, and were driven by continued progress in the construction of the company’s new manufacturing facility in Covington, Georgia. Refer to the “Liquidity and Capital Resources” section below for further discussion regarding the company’s cash flows.

Key Commercial Highlights

The company continues to grow international sales of ADVATE through expansion into new markets and continued penetration into existing markets, and increased global sales of its Hemophilia product category despite competition from an extended half-life recombinant factor VIII therapy launched in the United States during 2014. The company has now received reimbursement approval in China and additional regulatory approvals for ADVATE in Russia and Turkey in 2014, and it is now approved in over 60 countries. In 2014, the company also received multi-year tender awards for ADVATE in the U.K. and in Australia. The company obtained U.S. approval in 2014 for BAXJECT III, a needleless reconstitution system for ADVATE allowing patients to prepare their treatment with fewer steps compared to the previous process, and has filed for approval in Europe. European CE marking of myPKFiT, a web-based individualized dosing device for prophylactic treatment of hemophilia A with ADVATE, was also obtained in 2014. The device allows physicians to calculate personalized ADVATE treatment regimens based on patient information and individual pharmacokinetic profiles.

During 2014, the company made advances in its 20-year public-private partnership with Hemobrás, which the company entered into in 2012. The partnership provides hemophilia patients in Brazil with increased access to ADVATE. ADVATE sales in Brazil exceeded $100 million during 2014, and approximately 40% of the Brazil hemophilia market has been converted to recombinant factor VIII therapy as of the end of 2014. Baxalta is Brazil’s exclusive provider of recombinant factor VIII and will facilitate a technology transfer to support local manufacturing capacity and technical expertise. Following completion of the technology transfer, Baxalta will receive royalties on recombinant factor VIII product produced by Hemobrás over the duration of the partnership.

FEIBA, the company’s inhibitor bypass therapy, was approved by the Food and Drug Administration (FDA) for routine prophylactic use in the United States in late 2013, and other markets in 2014, driving increased demand. FEIBA is used to prevent or reduce the frequency of bleeding episodes in patients with hemophilia A or B who have developed inhibitors.

The company’s immunoglobulin therapy product offerings, including GAMMAGARD LIQUID, demonstrate strong clinical performance and the company believes there is significant growth potential as the products are used to treat several indications which remain under-diagnosed and under-treated on a global basis. To meet estimated long-term demand growth, the company has made progress in enhancing its overall capacity across its manufacturing network, as well as in the construction of a state-of-the-art manufacturing facility in Covington, Georgia, which is expected to begin commercial production in 2018.

Within the BioTherapeutics product category, FLEXBUMIN 5% was approved by FDA in 2014, expanding the FLEXBUMIN product portfolio. FLEXBUMIN is the first and only preparation of human albumin to be packaged in a flexible container, which now includes both 5% in a 250 mL solution and 25% in 50 and 100 mL solutions. The flexible container weighs less, requires less storage space and has a lower risk of breakage compared to glass containers of equal volume.

The company’s long-term prospects are influenced by the ability to successfully launch new products and therapies. Recent new product launches include:

•	RIXUBIS: Within the Hemophilia product category, the company received FDA approval for RIXUBIS for the treatment of adults in 2013 and for pediatric use in 2014. The company has also recently received European approval of RIXUBIS for both adult and pediatric use. RIXUBIS is a recombinant based therapy for the treatment of hemophilia B. The product was introduced in the U.S. market in late 2013 and first launched in Europe in April 2015.

•	HYQVIA: Within the Immunoglobulin Therapies product category, HYQVIA, a differentiated subcutaneous immunoglobulin treatment, received European regulatory approval in 2013 for treatment of adults with primary and secondary immunodeficiency syndromes, and U.S. regulatory approval in 2014 for the treatment of adults with primary immunodeficiency syndrome. HYQVIA was first launched in certain European markets in late 2013 and in the United States in late 2014.

•	OBIZUR: Within the Inhibitor Therapies product category, OBIZUR received regulatory approval in the United States in 2014 and in Canada in October 2015 for the treatment of patients with acquired hemophilia A. Baxalta recorded its first commercial sale of OBIZUR in the United States in late 2014. Regulatory approval in Europe for treatment of adults with acquired hemophilia A was received in November 2015.

•	ADYNOVATE (BAX 855): An extended half-life, recombinant factor VIII treatment for hemophilia A. The company submitted for regulatory approval in the United States in November 2014 and in Japan in April 2015. The company received regulatory approval for ADYNOVATE in the United States in November 2015, and it was first launched in the United States in December 2015.

Oncaspar Business Acquisition

In July 2015, the company acquired the Oncaspar (pegaspargase) product portfolio from Sigma-Tau Finanziaria S.p.A (Sigma-Tau), a privately held biopharmaceutical company based in Italy, through the acquisition of 100% of the shares of a subsidiary of Sigma-Tau. Through the acquisition, the company gained the marketed biologic treatment Oncaspar, the investigational biologic calaspargase pegol, and an established oncology infrastructure with clinical and sales resources. Oncaspar is a first-line biologic used as part of a chemotherapy regimen to treat patients with acute lymphoblastic leukemia. It is currently marketed in the United States, Germany, Poland and certain other countries. The company’s results of operations discussed below include the results of the acquired business beginning with the closing of the transaction in July 2015.

Research and Development

Baxalta continues to make substantial investments in R&D in support of its ongoing proprietary research programs and through collaborations with third parties for the development of new products and therapies. R&D expenses were $820 million, or 14% of global net sales, during 2014, and $682 million, or 15.6% of global net sales, during the first nine months of 2015. The company believes its R&D pipeline will provide a catalyst for future growth. R&D expenses primarily relate to programs in hematology, oncology, immunology and biosimilars with a focus on rare diseases and areas of unmet medical need.

The company’s overall R&D strategy includes the continued pursuit of collaborations and partnerships with third parties that are developing new products and therapies. These collaborations generally involve the company obtaining commercialization rights from third parties in exchange for an upfront payment upon execution of the agreement and potential future payments related to the achievement of development, regulatory approval or commercial milestones, as well as royalties. The collaboration arrangements include joint steering committees with representatives from both parties. The company’s significant collaborative arrangements include an agreement with Merrimack Pharmaceuticals, Inc. (Merrimack) for the development and commercialization of all potential indications of nal-IRI (MM-398), including pancreatic cancer, in most markets outside the United States; an agreement with Coherus Biosciences, Inc. (Coherus) for the development and commercialization of a biosimilar to ENBREL® (etanercept) in Europe, Canada, Brazil and other markets outside the United States along with first refusal rights for other biosimilars under development; an agreement with CTI BioPharma Corp. (CTI BioPharma) for the development and commercialization of pacritinib for all indications including the treatment of myelofibrosis and acute myeloid leukemia; and an agreement with Momenta Pharmaceuticals, Inc. (Momenta) for the development and commercialization of biosimilars. The company recorded R&D expenses associated with upfront and milestone payments to collaboration partners of $217 million, $78 million, and $113 million during 2014, 2013, and 2012, respectively, as well as $102 million and $198 million during the nine months ended September 30, 2015 and 2014. Refer to Note 4 to both the audited combined financial statements and the unaudited condensed consolidated and combined interim financial statements for additional details on the company’s significant collaborative arrangements. As part of its strategy to further develop its pipeline, Baxalta also makes equity investments in companies developing high-potential technologies to accelerate innovation and growth for the company.

Baxalta has also acquired several companies in recent years with R&D projects that align with Baxalta’s therapeutic areas of focus. In 2015, the company acquired SuppreMol GmbH for consideration of $228 million, obtaining its early-stage research programs related to treatment options for autoimmune and allergic diseases. In 2014, the company acquired AesRx, LLC (AesRx) for consideration of $80 million, obtaining AesRx’s research program for sickle cell disease treatments. Also in 2014, Baxalta acquired Chatham Therapeutics, Inc. (Chatham) for consideration of $147 million, obtaining its gene therapy programs related to treatments of hemophilia.

In September 2014, the company announced it was forming a new global innovation and R&D center in Cambridge, Massachusetts, which has positioned the company to accelerate innovation by building on its pipeline in core areas of expertise, strengthen and build upon R&D collaborations with partners in new and emerging biotechnology areas, and optimize R&D productivity while enhancing patient care globally.

The company’s R&D pipeline includes projects in the preclinical or exploratory phase through late-stage clinical trials or pending regulatory approval. The following are several key projects currently in late-stage clinical trials or pending regulatory approval:

•	BAX 817: a recombinant factor VIIa for the treatment of acute bleeding episodes in hemophilia A or B patients with inhibitors. In March 2015, the company announced positive results from its Phase III clinical trial evaluating the safety and efficacy of BAX 817.

•	CHS-0214/BAX 2200: a biosimilar to ENBREL® (etanercept) that is indicated for the treatment of autoimmune deficiencies in Europe, Canada, Brazil and other markets. This is Baxalta’s most advanced biosimilar, and, in January 2016, Baxalta announced that it had met its primary end point in its Phase III clinical trials for rheumatoid arthritis. There is also a Phase III clinical trial on-going for psoriasis, and, in early stage clinical trials, Coherus has demonstrated pharmacokinetic (PK) equivalence versus the innovator molecule. This program is part of a collaboration agreement with Coherus.

•	20% GAMMAGARD LIQUID SubQ: a higher-potency immunoglobulin therapy offering patients faster infusions with less volume. The company has completed Phase III enrollment in the European Union and the United States, and filed for approval in Europe in May 2015 and in the United States in September 2015.

•	nal-IRI (MM-398): an investigational drug candidate for the treatment of patients with metastatic pancreatic cancer previously treated with a gemcitabine-based therapy. A Phase III trial has been completed, and Baxalta filed for approval in the European Union in May 2015 for second-line pancreatic cancer. This program is part of a collaboration agreement with Merrimack. In October 2015, Merrimack received regulatory approval for nal-IRI in the United States and Taiwan.

•	Pacritinib (BAX 2201): a novel investigational JAK2/FLT3 inhibitor that recently completed Phase III clinical trials for its primary indication, the treatment of myelofibrosis, a chronic, malignant bone marrow disorder. This program is part of a collaboration agreement with CTI BioPharma. Positive top-line results from the Phase III trials were announced in March 2015 and submission of an NDA in the United States was completed in January 2016.

The company also incurs R&D expenses in support of regulatory filings, lifecycle management activities on existing products, and on infrastructure and management of the company’s overall research and development initiatives.

Key Factors Affecting Results of Operations

Basis of Preparation

The historical financial statements reflect the consolidated results of operations of the company as an independent, publicly traded company beginning with the July 1, 2015 separation from Baxter. Prior to the separation, the company did not operate as an independent, standalone company, but rather as a part of a larger group of companies controlled by Baxter. The historical financial statements reflected the combined results of operations of the company as a combined reporting entity of Baxter. There are limitations inherent in the preparation of all carve-out financial statements due to the fact that the company’s business was previously part of a larger organization. The basis of preparation included in the audited combined financial statements and the unaudited condensed consolidated and combined interim financial statements provides a detailed description of the treatment of historical transactions in periods prior to the separation. During these periods, the company’s net income was most notably impacted by the following consequences of carve-out accounting and the separation:

•	Baxter utilized a centralized treasury management system and cash or debt was not allocated to Baxalta in the carve-out financial statements. In June 2015, the capital structures of both companies were re-aligned, resulting in Baxalta incurring its own debt and having adequate cash to fund its operations. The indebtedness has caused Baxalta to record interest expense beginning in June 2015. The results of operations of the company did not include a significant amount of interest expense prior to June 2015. Any additional borrowings entered into in the future will further increase interest expense.

•	Prior to the separation, the condensed combined statements of income included an allocation to the company from Baxter for the services provided by various Baxter functions including, but not limited to, executive oversight, treasury, finance, legal, human resources, tax planning, internal audit, financial reporting, information technology and investor relations. The amounts of these allocations may not necessarily be indicative of the similar costs the company will incur as an independent, standalone company. The total amount allocated to Baxalta from Baxter was $538 million, $596 million and $594 million in 2014, 2013 and 2012, respectively, and $284 million during the six months ended June 30, 2015 and $402 million during the nine months ended September 30, 2014.

•	The company has incurred certain separation costs, which are primarily associated with the design and establishment of Baxalta as a standalone public company. Included in results of operations are separation costs of $56 million during the year ended December 31, 2014 and $139 million during the nine months ended September 30, 2015. The company expects to incur additional separation costs in future periods, certain of which may be capitalized in relation to operating infrastructure such as information technology.

•	Income tax expense was computed on a separate company basis, as if operated as a standalone entity or a separate entity or a separate consolidated group in each material jurisdiction in which the company operates. Income tax expense included in the combined financial statements prior to the separation may not be indicative of the company’s future expected tax rate.

•	Concurrent with the separation, Baxalta entered into a contract manufacturing agreement with Baxter whereby Baxalta and Baxter produce certain products for one another at agreed upon terms. The contract manufacturing agreement results in changes to both sales and cost of goods sold in periods after the separation because products were transferred at cost between Baxter and the businesses that comprised Baxalta prior to the separation.

Discontinued Operations

The company completed the divestiture of its commercial vaccines business in 2014 and recorded an after-tax gain of $417 million in 2014, which is reported in income from discontinued operations. In December 2014, the company entered into a separate agreement to sell certain vaccines-related R&D programs. The company completed the divestiture in August 2015. The operating results of the vaccines business have been reflected as discontinued operations for all periods presented. Refer to Note 17 to the audited combined financial statements and Note 16 to the unaudited condensed consolidated and combined interim financial statements for additional information regarding the presentation of the vaccines business. Unless otherwise stated, financial results discussed herein reflect continuing operations.

RESULTS OF OPERATIONS—Nine Months Ended September 30, 2015 and 2014

Special Items

The following table provides a summary of the company’s special items and the related impact by line item on the company’s results of operations for the three and nine months ended September 30, 2015 and 2014.

	Three months ended September 30,		Nine months ended September 30,
(in millions)	2015	2014	2015	2014

Gross Margin[1]
Intangible asset amortization expense	$(19)	$(3)	$(35)	$(10)
Separation costs	(6)	—	(7)	—

Total Special Items	$(25)	$(3)	$(42)	$(10)

Impact on Gross Margin Ratio	(1.6 pts )	(0.2 pts )	(1.0 pts )	(0.2 pts )

Selling, General and Administrative Expenses[1]
Separation costs	$49	$10	$119	$11
Business development items	16	—	16	—
Plasma related litigation	—	—	—	(10)
Business optimization items[2]	—	4	2	3
Branded Prescription Drug Fee	—	26	—	26

Total Special Items	$65	$40	$137	$30

Impact on Selling, General and Administrative Expense Ratio	4.1 pts	2.7 pts	3.1 pts	0.7 pts

Research and Development Expenses[1]
IPR&D and other impairment charges	$94	$—	$94	$—
Business optimization items[2]	—	22	(6)	26
Upfront and milestone payments to collaboration partners	15	138	102	198
Separation costs	1	—	13	—

Total Special Items	$110	$160	$203	$224

Other Income, Net[1]
Business development items	$1	$—	$1	$—
Change in fair value of contingent payment liabilities	(61)	—	(61)	44

Total Special Items	$(60)	$—	$(60)	$44

Income Tax Expense[1]
Impact of special items	$(36)	$(37)	$(76)	$(55)

Total Special Items	$(36)	$(37)	$(76)	$(55)

Impact on Effective Tax Rate	(1.4 pts )	3.6 pts	(0.1 pts )	1.5 pts

Total Special Items, net of tax	$104	$166	$246	$253

[1]	For gross margin, a number in parentheses represents an expense to the company, whereas in all other categories a number in parentheses represents a benefit.
[2]	Includes a portion allocated from Baxter related to shared activities or functions.

Management believes that providing the separate impact of the above items on the company’s generally accepted accounting principles in the United States (GAAP) results, when used in conjunction with the results presented in accordance with GAAP, provides additional insight into the company’s operations and can facilitate an additional analysis of the company’s results of operations, particularly in evaluating performance from one period to another. In periods prior to the separation, the special items identified above reflected the portions of special items reported by Baxter that were attributable to Baxalta.

Intangible Amortization Expense

Intangible asset amortization expense, which includes amortization of an inventory fair value step-up during the three months ended September 30, 2015 related to the acquisition of Oncaspar, is identified as a special item to facilitate an evaluation of current and past operating performance, particularly in terms of cash returns, and is similar to how management internally assesses performance.

Upfront and Milestone Payments to Collaboration Partners

Upfront and milestone payments related to collaborations that have been expensed as R&D are uncertain and often result in a different payment and expense recognition pattern than internal R&D activities and therefore are typically treated as special items. Refer to the “Research and Development Expenses” caption below for additional information regarding the company’s upfront and milestone payments to collaboration partners.

Additional items as described below are identified as special items because they are highly variable, difficult to predict, and of a size that may substantially impact the company’s reported operations for a period.

Business Optimization Items

The company’s results for the periods presented above were impacted by costs associated with the execution of certain strategies to optimize its organizational structure, as well as benefits from adjustments to previous business optimization charge estimates. The amount of business optimization charges or benefits incurred during the current and prior year periods and the impacted statement of income line items are presented in the table above.

The net benefit or charge in periods prior to the separation included a portion allocated from Baxter related to shared functions or activities.

Separation Costs

During each of the periods presented, the company incurred costs to separate from Baxter and establish Baxalta as an independent, standalone public company. The amount of separation costs incurred during the current and prior year periods and the impacted statement of income line items are presented in the table above.

Change in Fair Value of Contingent Payment Liabilities

The company recorded the following gains and losses in other income, net due to changes in the fair value of contingent payment liabilities:

•	Gain of $61 million during the three and nine months ended September 30, 2015 due to an adjustment to the fair value of contingent payment liabilities associated with the 2014 acquisition of AesRx, LLC (AesRx).

•	Loss of $44 million during the nine months ended September 30, 2014 resulting from an increase in fair value of a contingent payment liability associated with the 2013 acquisition of OBIZUR and related assets from Inspiration BioPharmaceuticals, Inc. and Ipsen Pharma S.A.S. (Inspiration / Ipsen).

Other Special Items Impacting 2015 Periods

•	During the three and nine months ended September 30, 2015, the company incurred $17 million of non-recurring business development expenses associated with the acquisition of the Oncaspar business from Sigma-Tau within selling, general and administrative expenses and other income, net.

•	During the three and nine months ended September 30, 2015, the company recorded $94 million of impairment charges within R&D expenses resulting from a decrease in the fair value of IPR&D acquired as part of the 2014 acquisition of AesRx and other impairment charges associated with property, plant and equipment used for research and development activities.

Other Special Items Impacting 2014 Periods

•	During the three and nine months ended September 30, 2014, selling, general and administrative expenses included a charge of $26 million to account for an additional year of the Branded Prescription Drug Fee in accordance with final regulations issued by the Internal Revenue Service.

•	During the nine months ended September 30, 2014, the company recorded a $10 million benefit in selling, general and administrative expenses for the reversal of a portion of legal-related charges following the settlement of class-action litigation associated with the pricing of plasma-derived therapies.

Special Items Impacting Income Tax Expense

Income tax expense in both periods included the net tax benefit from the special pre-tax items discussed above.

Net Sales

	Three months ended September 30,		Percent change		Nine months ended September 30,		Percent change
(in millions)	2015	2014	At actual currency rates	At constant currency rates	2015	2014	At actual currency rates	At constant currency rates

United States	$841	$738	14%	14%	$2,371	$2,177	9%	9%
International	754	750	1%	19%	2,014	2,092	(4%)	13%

Total net sales	$1,595	$1,488	7%	16%	$4,385	$4,269	3%	11%

Foreign currency unfavorably impacted the net sales growth rate by 9 percentage points and 8 percentage points during the three and nine months ended September 30, 2015, respectively, principally due to the strengthening of the U.S. Dollar relative to the Euro.

The comparisons presented at constant currency rates reflect comparative local currency sales at the prior year’s foreign exchange rates. This measure provides information on the change in net sales assuming that foreign currency exchange rates had not changed between the prior and the current period. The company believes that the non-GAAP measure of change in net sales at constant currency rates, when used in conjunction with the GAAP measure of change in net sales at actual currency rates, provides additional insight into the company’s operations and can facilitate an additional analysis of the company’s results of operations, particularly in evaluating performance from one period to another.

The tables below present sales results for Baxalta’s product categories. The commentary beneath discusses growth drivers at constant currency rates.

Hematology

	Three months ended September 30,		Percent change		Nine months ended September 30,		Percent change
(in millions)	2015	2014	At actual currency rates	At constant currency rates	2015	2014	At actual currency rates	At constant currency rates

Hemophilia
United States	$337	$318	6%	6%	$964	$938	3%	3%
International	390	437	(11%)	7%	1,076	1,212	(11%)	5%

Total	$727	$755	(4%)	7%	$2,040	$2,150	(5%)	4%

Inhibitor Therapies
United States	$78	$55	42%	42%	$210	$151	39%	39%
International	130	132	(2%)	14%	347	372	(7%)	9%

Total	$208	$187	11%	22%	$557	$523	7%	17%

Total Hematology	$935	$942	(1%)	10%	$2,597	$2,673	(3%)	7%

Hemophilia includes sales of recombinant and plasma-derived hemophilia products (primarily factor VIII and factor IX).

Net sales growth in both the three and nine months ended September 30, 2015 was impacted primarily by:

•	Increased sales of the company’s recombinant factor VIII therapies, including ADVATE. In the United States, recombinant factor VIII sales growth was driven by increased volume, including from increased prophylactic use. Internationally, growth in both periods was driven by penetration into certain markets, including increased ADVATE shipments to Brazil as part of the company’s partnership with Hemobrás. Globally, recombinant factor VIII therapies contributed approximately 7 and 5 percentage points to the Hemophilia product category’s net sales growth rate for the three and nine months ended September 30, 2015, respectively.

•	Continued volume growth of RIXUBIS, which the company first launched in the United States in 2013.

The company expects continued competition from new entrants; however, long-term growth in the Hemophilia product category is expected to be driven by strong underlying global demand, further penetration in markets outside the United States, new multi-year tenders, and launches of new therapies across a variety of geographies, including ADYNOVATE (BAX 855), the company’s own extended half-life factor VIII treatment for hemophilia. The company submitted a Biologics License Application for ADYNOVATE to the Food and Drug Administration (FDA) in the fourth quarter of 2014 following positive topline results from the Phase III clinical trial. In November 2015, the company received regulatory approval from the FDA for ADYNOVATE in the United States.

Inhibitor Therapies include sales of the company’s products to treat patients with congenital hemophilia A or B who have developed inhibitors, as well as patients that have developed acquired hemophilia A.

Growth in net sales during both the three and nine months ended September 30, 2015 was driven by strong global demand for the company’s plasma-based inhibitor bypass therapy, FEIBA.

•	In the United States, strong growth in both periods was driven by increased volume associated with advancement in prophylactic use and modest pricing improvements.

•	Internationally, FEIBA growth in both periods resulted from expanded use and penetration into certain markets. The three months ended September 30, 2015 also included a benefit from the timing of tender sales.

•	Globally, FEIBA contributed approximately 19 and 14 percentage points to the Inhibitor Therapies net sales growth rate for the three and nine months ended September 30, 2015, respectively.

Net sales growth in both periods also reflected a modest impact from the U.S. launch of OBIZUR, a recombinant porcine factor VIII therapy for the treatment of acquired hemophilia A.

Immunology

	Three months ended September 30,		Percent change		Nine months ended September 30,		Percent change
(in millions)	2015	2014	At actual currency rates	At constant currency rates	2015	2014	At actual currency rates	At constant currency rates

Immunoglobulin Therapies
United States	$334	$305	10%	10%	$980	$906	8%	8%
International	101	102	(1%)	19%	297	292	2%	21%

Total	$435	$407	7%	12%	$1,277	$1,198	7%	11%

BioTherapeutics
United States	$64	$60	7%	7%	$189	$182	4%	4%
International	127	79	61%	81%	288	216	33%	48%

Total	$191	$139	37%	49%	$477	$398	20%	28%

Total Immunology	$626	$546	15%	21%	$1,754	$1,596	10%	15%

Immunoglobulin Therapies includes sales of the company’s antibody-replacement immunoglobulin therapies.

•	Net sales growth during both the three and nine months ended September 30, 2015 was driven by increased global demand for immunoglobulin therapies, including GAMMAGARD LIQUID and HYQVIA.

The company launched HYQVIA, a differentiated immunoglobulin therapy for patients with primary immunodeficiency, in the United States during the second half of 2014 and in certain European markets beginning in the second half of 2013, which is contributing to the product category’s net sales growth rate.

To support expected long-term demand for the company’s immunoglobulin therapies and other plasma-based therapies, Baxalta is expanding its capacity through ongoing yield improvements, a contract manufacturing services agreement with Sanquin Blood Supply Foundation of the Netherlands and construction of a new greenfield site in Covington, Georgia.

BioTherapeutics includes sales of the company’s plasma-based therapies to treat alpha-1 antitrypsin deficiency, burns and shock, and other chronic and acute blood-related conditions, as well as revenue from manufacturing and supply arrangements.

•

In connection with the separation, Baxalta and Baxter entered into a manufacturing and supply agreement (MSA) whereby Baxalta manufactures and sells certain products and materials to Baxter. Baxalta began recording revenues associated with the MSA with Baxter during the three months ended September 30, 2015. Revenues related to the MSA with Baxter were $35 million during the three months ended September 30, 2015 which contributed approximately 26 and 9 percentage points to the

BioTherapeutics net sales growth rate during the three and nine months ended September 30, 2015, respectively. On a pro forma basis, the MSA with Baxter would have resulted in revenues of $42 million and $123 million during the three and nine months ended September 30, 2014, respectively, and $82 million during the six months ended June 30, 2015.

•	During the three and nine months ended September 30, 2015, increased sales of albumin products contributed approximately 15 and 12 percentage points to the product category’s net sales growth rate for the three and nine months ended September 30, 2015, respectively, driven by increased volumes in the United States and China.

•	The product category’s net sales growth during both periods also benefitted from revenues recorded from a contract manufacturing agreement related to the divested commercial vaccines business.

Oncology

	Three months ended September 30,		Percent change		Nine months ended September 30,		Percent change
(in millions)	2015	2014	At actual currency rates	At constant currency rates	2015	2014	At actual currency rates	At constant currency rates

Oncology
United States	$28	$—	N/M	N/M	$28	$—	N/M	N/M
International	6	—	N/M	N/M	6	—	N/M	N/M

Total Oncology	$34	$—	N/M	N/M	$34	$—	N/M	N/M

Oncology includes sales of the company’s therapies to treat patients with cancer. The company began reporting Oncology revenues during the three months ended September 30, 2015 following the acquisition of the Oncaspar business, which the company completed in July 2015. Oncaspar is a first-line biologic used as part of a chemotherapy regimen to treat patients with acute lymphoblastic leukemia. The company’s R&D pipeline has the potential to deliver a wide range of new oncology therapies, including certain therapies in late-stage clinical trials or pending regulatory approvals.

Expenses and Expense Ratios

	Three months ended September 30,			Nine months ended September 30,
(as a percentage of net sales)	2015	2014	Change	2015	2014	Change

Gross margin	60.3%	58.7%	1.6pts	61.1%	58.5%	2.6pts
Selling, general and administrative expenses	23.7%	18.7%	5.0pts	22.4%	17.4%	5.0pts

Gross Margin

The special items identified above had an unfavorable impact of 1.6 and 0.2 percentage points on the gross margin percentage during the three months ended September 30, 2015 and 2014, respectively, and an unfavorable impact of 1.0 and 0.2 percentage points on the gross margin percentage during the nine months ended September 30, 2015 and 2014, respectively. Refer to the “Special Items” caption above for additional details.

In addition, gross margin in both the three and nine months ended September 30, 2015 reflect the favorable impact from foreign currency exchange rate fluctuations and hedging activities, benefits from increased sales of higher-margin products such as ADVATE and FEIBA, and a favorable contribution from Oncaspar sales. Partially offsetting the above factors was the impact of lower-margin revenues recorded during the three months ended September 30, 2015 associated with the manufacturing and supply agreement with Baxter.

Selling, General and Administrative Expenses

Following the July 1, 2015 separation from Baxter, the composition of Baxalta’s selling, general and administrative expenses has changed. The company no longer receives a significant allocation of costs from Baxter associated with certain corporate or other functions, and instead incurs costs associated with operating as a standalone public company, including expenses associated with certain separation-related agreements entered into with Baxter. Refer to the Baxalta’s Information Statement included as Exhibit 99.1 to the Baxalta’s Registration Statement on Form 10, as filed with the SEC on June 5, 2015, and to Note 15 to the unaudited condensed consolidated and combined interim financial statements contained herein for further information regarding the separation-related agreements.

The special items identified above had an unfavorable impact of 4.1 and 2.7 percentage points on the selling, general and administrative expense ratio during the three months ended September 30, 2015 and 2014, respectively, and an unfavorable impact of 3.1 and 0.7 percentage points during the nine months ended September 30, 2015 and 2014, respectively.

In addition to the impact of special items, both the three and nine months ended September 30, 2015 were impacted by additional costs associated with operating as a standalone public company, including expenses related to the transition services agreement with Baxter, which in aggregate exceeded allocated costs from Baxter during the respective prior year periods. In addition, the company’s ratio in both periods was unfavorably impacted by costs supporting the company’s emerging oncology business, an increase in investments related to new product launches, including for the anticipated ADYNOVATE launch, and other investments supporting expansion of the company’s commercial organization.

Business Optimization Items

The company has implemented certain business optimization initiatives, or participated in business optimization plans initiated by Baxter prior to the separation, in an effort to streamline its international operations, rationalize its manufacturing facilities, enhance its general and administrative infrastructure and re-align or cancel certain R&D activities and programs.

During the nine months ended September 30, 2015, the company recorded a net benefit related to business optimization items of $4 million, consisting of $10 million of favorable adjustments to charges recorded in prior periods partially offset by $6 million of charges associated with current period initiatives. The charges during the nine months ended September 30, 2015 included a portion allocated from Baxter. The company does not expect a material amount of savings associated with charges recorded during the nine months ended September 30, 2015.

During the nine months ended September 30, 2015, the company estimates an additional $9 million of annualized savings was realized associated with business optimization activities initiated from 2012 through 2014. Following the separation from Baxter, the company does not expect a significant amount of additional savings associated with business optimization initiatives initiated in prior periods.

Refer to Note 6 to the unaudited condensed consolidated and combined interim financial statements for further information regarding business optimization items.

Research and Development Expenses

	Three months ended September 30,		Percent change		Nine months ended September 30,		Percent change
(in millions)	2015	2014			2015	2014

Discovery, clinical and lifecycle management	$111	$88	26%		$296	$246	20%
Upfront and milestone payments to collaboration partners	15	138	(89%	)	102	198	(48%	)
Other research and development expenses	160	84	90%		284	195	46%

Total research and development expenses	$286	$310	(8%	)	$682	$639	7%

R&D expense as a % of sales	17.9%	20.8%	(2.9 pts	)	15.6%	15.0%	0.6 pts

Discovery, clinical and lifecycle management expenses consist of costs supporting specific R&D projects, including those in the exploratory or preclinical phase, those in early- or late-stage clinical trials, as well as those pending regulatory approval or supporting development of products that have already obtained regulatory approval.

The growth in discovery, clinical and lifecycle management R&D expenses included the following:

•	Increased investments in research projects related to the development and manufacture of hemophilia treatments, including gene therapy development, for both the three and nine month periods.

•	Development costs supporting oncology programs, including nal-IRI for the treatment of metastatic pancreatic cancer, and pacritinib for the treatment of myelofibrosis, for both the three and nine month periods.

•	Partial offset to R&D expense of $26 million and $35 million during the three and nine months ended September 30, 2015, respectively, resulting from an agreement with SFJ Pharmaceuticals Group (SFJ) for the reimbursement of certain biosimilar development costs. The SFJ agreement is discussed in Note 4 to the unaudited condensed consolidated and combined interim financial statements.

•	Partial offset for both periods from the impact of foreign currency fluctuations, including strengthening of the U.S. Dollar relative to the Euro in the current year periods as compared to the prior year periods.

Upfront and milestone payments to collaboration partners during the three months ended September 30, 2015 included a milestone payment to Merrimack related to the development of nal-IRI. The nine months ended September 30, 2015 also consisted of milestone payments to Coherus related to the development of a biosimilar to ENBREL® (etanercept), to CTI BioPharma related to the development of pacritinib for the treatment of myelofibrosis and additional payments to Merrimack.

Upfront and milestone payments to collaboration partners during the three months ended September 30, 2014 consisted primarily of an upfront payment to Merrimack of $100 million related to the development of nal-IRI and milestone payments to CTI BioPharma and Coherus. The nine months ended September 30, 2014 also included additional milestone payments to Coherus and CTI BioPharma.

Other research and development expenses include costs not directly attributable to individual projects and include depreciation and other facility-based expenses, medical and regulatory affairs functions, pharmacovigilance, other infrastructure and management costs supporting multiple projects, as well as special items such as impairment charges, business optimization items and separation costs. The following special items were reported in other research and development expenses during the periods presented above:

•	Impairment charges of $94 million during the three and nine months ended September 30, 2015.

•	Business optimization items consisting of a $6 million benefit during the nine months ended September 30, 2015 and net charges of $26 million during the nine months ended September 30, 2014, of which $22 million were recorded during the three months ended September 30, 2014.

•	Separation costs of $1 million and $13 million during the three and nine months ended September 30, 2015, respectively.

Excluding the impact of the special items described above, other R&D expenses increased 5% and 8% during the three and nine month periods, respectively, primarily due to investments in infrastructure to support key projects in the company’s R&D pipeline, and increased expenses related to medical affairs for the nine months ended September 30, 2015.

Net Interest Expense

On June 23, 2015, Baxalta issued debt directly attributable to its business and began recording interest expense. Net interest expense during the three and nine months ended September 30, 2015 of $23 million and $26 million, respectively, primarily reflects interest expense associated with the June 2015 debt issuance and is net of portions capitalized, amortization of deferred hedging gains and losses and interest income. The June 2015 debt issuance is further discussed in the “Liquidity and Capital Resources” section below. Prior to the June 2015 debt issuance, Baxter’s third-party debt and the related interest expense were not allocated to the company as the company was not the legal obligor of the debt and Baxter borrowings were not directly attributable to the company’s business.

Other Income, Net

During the three and nine months ended September 30, 2015, other income, net was $79 million and $87 million, respectively, and consisted primarily of the following items:

•	Gain of $61 million due to an adjustment to the fair value of contingent payment liabilities associated with the 2014 acquisition of AesRx recorded during the three month period.

•	Gains from the sale of investments of $16 million recorded during the three month period.

•	Gains from foreign currency exchange fluctuations of $5 million and $12 million during the three and nine month periods, respectively.

•	Equity method of income of $10 million during the nine month period.

•	Other-than-temporary impairment charges of $9 million during the nine month period due to the duration of declines in fair value of two of the company’s investments.

During the three and nine months ended September 30, 2014, other income, net was $23 million and $16 million, respectively, and consisted primarily of the following items:

•	Income from equity method investments of $27 million and $61 million during the three and nine month period, respectively, which primarily represented distributions from funds that sold portfolio companies as well as gains from the sale of certain investments.

•	Loss of $44 million during the nine month period resulting from an increase in the fair value of a contingent payment liability associated with the acquisition of OBIZUR and related assets from Inspiration / Ipsen.

Income Taxes

Effective Income Tax Rate

The company’s effective income tax rate from continuing operations was 20.6% and 27.2% during the three months ended September 30, 2015 and 2014, respectively, and 23.1% and 24.7% during the nine months ended September 30, 2015 and 2014, respectively. The company’s effective income tax rate differs from the U.S. federal statutory rate each year due to state and local taxes, certain operations that are subject to tax incentives and foreign taxes that are different from the U.S. federal statutory rate. In addition, the effective tax rate can be affected each period by discrete factors and events.

The effective income tax rate decreased during both the three and nine months ended September 30, 2015 as compared to the prior year periods primarily due to charges related to the separation incurred during the three and nine months ended September 30, 2015 that were deductible at tax rates higher than the effective rate, a decrease in the non-deductible charge for the Branded Prescription Drug Fee and charges associated with upfront and milestone payments made to collaboration partners that were deductible at tax rates lower than the effective tax rate.

RESULTS OF OPERATIONS—Years Ended December 31, 2014, 2013 and 2012

Special Items

The following table provides a summary of the company’s special items and the related impact by line item on the company’s results of operations for 2014, 2013 and 2012.

years ended December 31 (in millions)	2014	2013	2012

Gross Margin[1]
Intangible asset amortization expense	$(16)	$(16)	$(16)
Business optimization items[2]	(1)	(5)	(19)

Total Special Items	$(17)	$(21)	$(35)

Impact on Gross Margin Ratio	(0.3 pts )	(0.4 pts )	(0.7 pts )

Selling, General and Administrative Expenses[1]
Plasma related litigation	$(10)	$84	$—
Business optimization items[2]	—	16	16
Separation costs	43	—	—
Branded Prescription Drug Fee	26	—	—
Turkey VAT charge	—	8	—
Pension settlement charge allocated from Baxter	—	—	72

Total Special Items	$59	$108	$88

Impact on Selling, General and Administrative Expense Ratio	1.0 pts	1.9 pts	1.7 pts

Research and Development Expenses[1]
Business optimization items[2]	$21	$24	$16
Upfront and milestone payments to collaboration partners	217	78	113
Separation costs	13	—	—

Total Special Items	$251	$102	$129

Other Expense, Net[1]
Change in fair value of contingent payment liabilities	$124	$18	$—
Other-than-temporary impairment charge	45	—	—

Total Special Items	$169	$18	$—

Income Tax Expense[1]
Impact of special items	$(97)	$(105)	$(67)

Total Special Items	$(97)	$(105)	$(67)

Impact on Effective Tax Rate	0.7 pts	(2.9 pts )	(0.5 pts )

Total Special Items, net of tax	$399	$144	$185

[1]	For gross margin, a number in parentheses represents an expense to the company, whereas in all other categories a number in parentheses represents a benefit.
[2]	Includes a portion allocated from Baxter related to shared activities or functions.

Refer to the “Special Items” caption in the “Results of Operations—Nine Months Ended September 30, 2015 and 2014” section for further discussion regarding the reasons for providing separate impact of intangible amortization expense, upfront and milestone payments to collaboration partners and other items above.

The company’s results in 2014, 2013 and 2012 were impacted by costs associated with the company’s execution of certain strategies to optimize its organizational structure. These actions included streamlining the company’s international operations, rationalizing its manufacturing facilities, improving its general and administrative infrastructure, and re-aligning or cancelling certain R&D activities and programs. The company recorded net pre-tax charges related to business optimization initiatives, including a portion allocated from Baxter, of $22 million, $45 million and $51 million in 2014, 2013 and 2012, respectively, which impacted cost of sales, selling, general and administrative expenses and R&D expenses. The 2014 net business optimization charge included adjustments of $12 million, including a portion allocated from Baxter, for reserves that are no longer probable of being utilized.

The company recorded legal-related charges in selling, general and administrative expenses during 2013 totaling $84 million for class-action litigation associated with pricing of plasma-derived therapies, $10 million of which was reversed in 2014 following the settlement of the plasma-related litigation.

The company recorded losses in other expense, net of $124 million in 2014 and $18 million in 2013 resulting from increases in the fair value of a contingent payment liability associated with the acquisition of OBIZUR and related assets from Inspiration / Ipsen.

In 2014, cost of sales, selling, general and administrative expenses and R&D expenses included separation costs totaling $56 million related to expenses incurred to prepare Baxalta to operate as an independent, standalone public company. Selling, general and administrative expenses in 2014 also included a charge of $26 million to account for an additional year of the Branded Prescription Drug Fee in accordance with final regulations issued by the Internal Revenue Service. Other expense, net in 2014 included a $45 million other-than-temporary impairment charge to write-down the company’s investment in the common stock of Onconova Therapeutics, Inc. (Onconova) to its fair value.

In 2013, selling, general and administrative expenses included an $8 million charge related to VAT matters in Turkey. In 2012, the company recorded charges within selling, general and administrative expenses of $72 million related to pension settlements in the United States that were allocated from Baxter.

Income tax expense in 2014, 2013 and 2012 included the net tax benefit from the special pre-tax items discussed above. In addition, income tax expense in 2013 included a benefit of $34 million related to the reversal of accruals for uncertain tax positions in Switzerland.

Net Sales

				Percent change
				At actual currency rates		At constant currency rates
years ended December 31 (in millions)	2014	2013	2012	2014	2013	2014	2013

United States	$3,016	$2,861	$2,687	5%	6%	5%	6%
International	2,936	2,694	2,623	9%	3%	11%	3%

Total net sales	$5,952	$5,555	$5,310	7%	5%	8%	5%

Foreign currency fluctuations unfavorably impacted the net sales growth rate by one percentage point in 2014 as compared to 2013 primarily due to the strengthening of the U.S. Dollar relative to several currencies, including the Japanese Yen. Foreign currency fluctuations did not have a significant impact on the 2013 net sales growth rate as compared to 2012 as the favorable impact of a weaker U.S. Dollar relative to the Euro was offset by the unfavorable impact of a stronger U.S. Dollar relative to the Japanese Yen.

Refer to the “Net Sales” caption in the “Results of Operations—Nine Months Ended September 30, 2015 and 2014” section for a description of net sales growth at constant currency rates and reasons for use of this non-GAAP measure.

The table below presents sales results for Baxalta’s four product categories. The commentary beneath discusses growth drivers at constant currency rates.

				Percent change
				At actual currency rates		At constant currency rates
years ended December 31 (in millions)	2014	2013	2012	2014	2013	2014	2013

Hemophilia
United States	$1,281	$1,216	$1,141	5%	7%	5%	7%
International	1,703	1,570	1,486	8%	6%	11%	7%

Total	$2,984	$2,786	$2,627	7%	6%	8%	7%

Inhibitor Therapies
United States	$219	$194	$179	13%	8%	13%	8%
International	525	457	435	15%	5%	16%	7%

Total	$744	$651	$614	14%	6%	15%	7%

Total Hematology	$3,728	$3,437	$3,241	8%	6%	10%	7%

Immunoglobulin Therapies
United States	$1,272	$1,228	$1,161	4%	6%	4%	6%
International	405	388	422	4%	(8%)	7%	(8%)

Total	$1,677	$1,616	$1,583	4%	2%	5%	2%

BioTherapeutics
United States	$244	$223	$206	9%	8%	9%	8%
International	303	279	280	9%	0%	10%	(1%)

Total	$547	$502	$486	9%	3%	10%	3%

Total Immunology	$2,224	$2,118	$2,069	5%	2%	6%	2%

Total net sales	$5,952	$5,555	$5,310	7%	5%	8%	5%

Hematology

Hemophilia includes sales of recombinant and plasma-derived hemophilia products (primarily factor VIII and factor IX).

•	Sales growth in both 2014 and 2013 was driven by strong global demand for the recombinant factor VIII therapy, ADVATE, including increased shipments to Brazil as part of the company’s exclusive partnership with Hemobrás. Globally, growth in ADVATE contributed approximately 8 percentage points and 6 percentage points to the Hemophilia net sales growth rate in 2014 and 2013, respectively. Additionally, the launch of RIXUBIS in late 2013 contributed approximately 1 percentage point to the 2014 Hemophilia growth rate.

Inhibitor Therapies include sales of the company’s products to treat patients with congenital hemophilia A or B who have developed inhibitors as well as patients that have developed acquired hemophilia A due to an inhibitor.

•	Sales growth in 2014 was driven by strong global demand for the company’s plasma-based inhibitor bypass therapy, FEIBA. Strong demand in the United States was due in part to increased prophylactic use, which was approved by FDA in late 2013. International sales growth was driven by continued prophylactic use and continued penetration into emerging markets. Sales growth in 2013 was primarily due to higher volumes in Europe driven in part from increased prophylactic use, as well as increased volumes in the United States. FEIBA contributed nearly all of the 15 percentage points and 7 percentage points of Inhibitor Therapies net sales growth rate in 2014 and 2013, respectively.

Immunology

Immunoglobulin Therapies includes sales of the company’s antibody-replacement immunoglobulin therapies.

•	Sales increased in 2014 primarily due to increased demand in the United States for GAMMAGARD LIQUID and continued penetration into certain emerging markets, partially offset by lower net pricing in the United States due to shifts in channel mix and increased customer incentives. Globally, GAMMAGARD LIQUID contributed approximately 2 percentage points to the Immunoglobulin Therapies growth rate in 2014. HYQVIA, a differentiated subcutaneous immunoglobulin therapy for the treatment of primary immunodeficiency syndrome, was launched in the United States in the second half of 2014 and contributed approximately 2 percentage points to the 2014 growth rate. In 2013, sales increased primarily due to improved product availability and accelerated demand for GAMMAGARD LIQUID, particularly in the United States. Sales growth in 2013 was partially offset by lower international sales as a result of the impact from exiting certain markets due to previous supply constraints. Globally, GAMMAGARD LIQUID contributed 3 percentage points to the Immunoglobulin Therapies growth rate in 2013.

BioTherapeutics includes sales of the company’s plasma-based therapies to treat alpha-1 antitrypsin deficiency, burns and shock, and other chronic and acute blood-related conditions.

•	Sales increased during 2014 primarily due to increased demand for the company’s albumin products within the United States and several emerging markets. Partially offsetting was lower albumin sales in China due to licensure delays that impacted shipments in the first half of 2014. Globally, albumin products contributed 10 percentage points to the BioTherapeutics net sales growth rate in 2014. In 2013, sales growth was primarily due to improved product availability and accelerated demand of albumin and Alpha-1 treatments in the United States.

Expenses and Expense Ratios

				Change
years ended December 31 (as a percent of net sales)	2014	2013	2012	2014		2013

Gross margin	59.0%	58.1%	57.8%	0.9 pts		0.3 pts
Selling, general and administrative expense ratio	17.7%	18.3%	17.2%	(0.6 pts	)	1.1 pts

Gross Margin

The special items identified above had an unfavorable impact of 0.3, 0.4 and 0.7 percentage points on the gross margin percentage in 2014, 2013 and 2012, respectively. Refer to the “Special Items” caption above for additional details.

Excluding the impact of the special items, gross margin percentage improved in 2014 as compared to 2013 driven by growth in higher margin products, including ADVATE and FEIBA, and lower pension expense allocated from Baxter partially offset by an unfavorable impact from foreign currency fluctuations.

Excluding the impact of the special items, the gross margin percentage in 2013 was unchanged compared to 2012. Growth in higher margin products, including ADVATE and FEIBA, was offset by government austerity measures that negatively impacted selling prices of certain products in select markets, the realization of additional costs associated with the modification and ramp-up of production at the company’s Los Angeles fractionation facilities and the impact of increased pension expense allocated from Baxter.

Selling, General and Administrative Expenses

The special items identified above had an unfavorable impact of 1.0, 1.9 and 1.7 percentage points on the selling, general and administrative expense ratio in 2014, 2013 and 2012, respectively. Refer to the “Special Items” caption above for additional detail.

Excluding the impact of the special items, the selling, general and administrative expense ratio increased in 2014 compared to 2013 and in 2013 compared to 2012. Select investments and spending on marketing and promotional programs for new launches and initiatives were the primary drivers in both periods. Partially offsetting in both periods was leverage from higher sales, savings from the company’s business optimization initiatives and continued focus on controlling discretionary spending. Pension expense allocated from Baxter had a favorable impact in 2014 as compared to 2013 and an unfavorable impact in 2013 as compared to 2012.

Following the separation, the composition of Baxalta’s selling, general and administrative expenses changed. The company no longer receives an allocation of costs from Baxter associated with certain corporate or other functions and incurs costs associated with operating as a standalone public company. As a result, selling, general and administrative expenses and the selling, general and administrative expense ratio included in or calculated from the company’s results of operations prior to the separation may not be indicative of the company’s expenses or ratio following the separation. Refer to Note 16 to the audited combined financial statements for additional information regarding allocated costs from Baxter.

Pension Plan Costs

For pension plans in Austria, Baxalta has been deemed to be the sole sponsor. Within the United States and other countries, Baxalta employees participate in pension plans sponsored by Baxter. Baxalta records pension expense related to its employees that participate in any of these plans. Baxalta’s results of operations also include an allocation from Baxter, which includes pension costs associated with corporate, shared, or inactive employees. In aggregate, excluding the impact of U.S. pension obligation settlement charges in 2012 allocated from Baxter, costs associated with pension plans decreased $33 million in 2014 and increased $23 million in 2013. The decrease in 2014 as compared to 2013 was driven by a decrease in amortization of actuarial losses. The increase in 2013 compared to 2012 was primarily driven by lower interest rates used to discount the plans’ projected benefit obligations and an increase in amortization of actuarial losses.

Business Optimization Items

The company has implemented certain business optimization initiatives in an effort to streamline its international operations, rationalize its manufacturing facilities, enhance its general and administrative infrastructure and re-align or cancel certain R&D activities and programs.

In 2014, the company recorded net business optimization charges from continuing operations of $22 million. The net business optimization charges in 2014 included $12 million of adjustments for reserves that are no longer probable of being utilized, including a portion allocated from Baxter. The savings from these actions will primarily impact cost of sales. The company expects annualized savings of approximately $7 million when these programs are fully implemented in 2016.

The company has previously recognized business optimization charges of $45 million and $51 million in 2013 and 2012, respectively, associated with initiatives that the company estimates have resulted in annualized savings of approximately $51 million as of December 31, 2014. The company expects additional annualized savings of approximately $21 million when these programs are fully implemented in 2016. The savings from these actions impact cost of sales, selling, general and administrative expenses and R&D expenses. Refer to Note 6 to the audited combined financial statements for further information regarding business optimization items.

Research and Development Expenses

				Percent change
years ended December 31 (in millions)	2014	2013	2012	2014	2013

Discovery, clinical and lifecycle management	$340	$289	$261	18%	11%
Upfront and milestone payments to collaboration partners	217	78	113	178%	(31%)
Other research and development expenses	263	228	207	15%	10%

Total research and development expenses	$820	$595	$581	38%	2%

Discovery, clinical and lifecycle management R&D expenses consist of costs supporting specific R&D projects, including those in the exploratory or preclinical phase, those in early-or late-stage clinical trials, as well as those pending regulatory approval or supporting development of products that have already obtained regulatory approval. The increase in discovery, clinical and lifecycle management R&D expenses in 2014 as compared to 2013 was primarily due to an increase in expenses supporting the development of BAX 855, the company’s extended half-life recombinant factor VIII therapy for Hemophilia A which was submitted for regulatory approval in the United States in November 2014, and biosimilars. Partially offsetting were lower expenses associated with the company’s Alzheimer’s program, which was suspended in 2013 following a Phase III trial which did not meet its primary endpoint. The increase in discovery, clinical and lifecycle management R&D expenses in 2013 as compared to 2012 was driven by an increase in expenses supporting the development of BAX 855, biosimilars and OBIZUR, as well as an increase in expenses supporting continued development of marketed products. OBIZUR was approved and launched in the United States in 2014. Partially offsetting the impact of the drivers above was lower expenses associated with the company’s Alzheimer’s program.

Upfront and milestone payments to collaboration partners in 2014 of $217 million consisted of payments to Merrimack related to the development of MM-398, a pancreatic cancer drug candidate, to Coherus related to the development of a biosimilar to ENBREL® (etanercept), to CTI BioPharma related to the development of pacritinib, and to Momenta related to the development of biosimilars. Upfront and milestone payments to collaboration partners in 2013 of $78 million consisted primarily of payments to Coherus and CTI BioPharma. Upfront and milestone payments to collaboration partners in 2012 of $113 million consisted of payments to Chatham related to the development of potential treatments for hemophilia utilizing proprietary gene therapy technology, to Onconova related to the development of rigosertib, and to Momenta.

Other research and development expenses include costs not directly attributable to individual projects and include depreciation and other facility-based expenses, medical and regulatory affairs functions, pharmacovigilance, other infrastructure and management costs supporting multiple projects, business optimization charges and separation costs. Business optimization charges reported in R&D expenses were $21 million in 2014, $24 million in 2013 and $16 million in 2012 as further discussed above under the “Business Optimization Items” caption. Separation costs reported in R&D expenses were $13 million in 2014. Excluding the impact of business optimization charges and separation costs, other research and development expenses increased in 2014 as compared to 2013 primarily due to investments the company made in its medical affairs function. In 2013 as compared to 2012, other research and development expenses increased in support of a number of key projects in the company’s R&D pipeline and geographic expansion.

Other Expense, Net

Other expense, net was $104 million in 2014, $1 million in 2013 and $15 million in 2012. During 2014 and 2013, other expense, net included losses of $124 million and $18 million, respectively, resulting from increases in the fair value of a contingent payment liability associated with the acquisition of OBIZUR and related assets from Inspiration / Ipsen. Other expense, net also included income from equity method investments of $64 million and $23 million in 2014 and 2013, respectively, which primarily represented distributions from funds that sold portfolio companies as well as gains from the sale of certain investments. Also included in other expense, net during 2014 was a $45 million other-than-temporary impairment charge to write-down the company’s investment in the common stock of Onconova to its fair value.

Income Taxes

Effective Income Tax Rate

The effective income tax rate was 22.6% in 2014, 20.1% in 2013 and 22.8% in 2012. The company’s effective tax rate differs from the U.S. federal statutory rate each year due to certain operations that are subject to tax incentives, state and local taxes and foreign taxes that are different than the U.S. federal statutory rate. The average foreign effective tax rate on international pre-tax income was 5.4%, 5.3% and 7.8% for the years ended December 31, 2014, 2013 and 2012, respectively. The company’s average foreign effective tax rate was lower than the U.S. federal statutory rate as a result of the impact of tax incentives in Switzerland and certain other tax jurisdictions outside of the United States, as well as foreign earnings in tax jurisdictions with lower statutory rates than the United States. In addition, as discussed further below, the company’s effective income tax rate can be impacted in each year by discrete factors or events. Refer to Note 13 to the audited combined financial statements for further information regarding the company’s income taxes.

The company’s effective income tax rate in 2014 increased as compared to 2013 due primarily to an increase in the company’s annual fee on Branded Prescription Pharmaceuticals Manufacturers and Importers, which is not deductible for federal income tax purposes, a change to the earnings mix from lower tax to higher tax rate jurisdictions, and a reduction in uncertain tax position benefits.

The company’s effective income tax rate in 2013 decreased as compared to 2012 due primarily to the reduction of uncertain tax positions for matters that have been settled by the taxing authorities as well as a law change allowing for a credit for research and experimental activities which previously expired in 2012. Partially offsetting was a change to the earnings mix from lower tax to higher tax rate jurisdictions compared to the prior year.

LIQUIDITY AND CAPITAL RESOURCES

Prior to the three month period ending June 30, 2015, Baxalta participated in Baxter’s centralized treasury management program including centralized cash pooling and overall financing arrangements. At and prior to December 31, 2014, Baxalta did not report cash and equivalents on its balance sheet due to its participation in Baxter’s centralized treasury management program. No debt was allocated to Baxalta because Baxalta was not the legal obligor of the debt and the borrowings were not directly attributable to Baxalta’s business.

In June 2015, Baxalta issued approximately $5 billion of its own debt and began establishing its own centralized treasury management program. The company reported long-term debt and capital lease obligations of $5.3 billion and cash and equivalents of $1.3 billion on its unaudited condensed consolidated balance sheet as of September 30, 2015. The debt issuance is further described under the “Financing Arrangements” caption below.

Baxalta’s ability to fund its operations and capital needs will depend on its ongoing ability to generate cash from operations and its access to capital markets, and could be adversely affected if there is a material decline in the demand for the company’s products or in the solvency of its customers or suppliers, deterioration in the company’s key financial ratios or credit ratings or other significant unfavorable changes in conditions. However, Baxalta believes that its future cash from operations, its financing arrangements entered into during June 2015 and access to capital markets will provide adequate resources to fund its future cash flow needs. Baxalta’s principal uses of cash in the future will be primarily to fund its operations, working capital needs, capital expenditures, repayment of borrowings and strategic investments.

A significant portion of the company’s net cash provided from operations is generated within the United States, allowing the company to indefinitely reinvest a portion of its foreign earnings in jurisdictions outside of the United States. The company believes its U.S. cash flows from operations together with repatriations of foreign earnings that are not deemed permanently invested are adequate to meet its ongoing cash flow obligations in the United States.

Financing Arrangements

On June 23, 2015, the company issued senior notes with a total aggregate principal amount of $5 billion. The company used the net proceeds to make a cash distribution of $4 billion to Baxter as partial consideration for the contribution of net assets to the company in connection with the separation, and the remainder has been or is intended to be used for general corporate purposes, including to fund acquisitions. The $4 billion cash distribution to Baxter was made on June 23, 2015. The $5 billion in senior notes consist of the following tranches;

•	$375 million aggregate principal of senior notes bearing a fixed coupon rate of 2.000% and maturing in June 2018.

•	$375 million aggregate principal of senior notes bearing a floating coupon rate of three-month LIBOR plus 0.780% and maturing in June 2018.

•	$1.0 billion aggregate principal of senior notes bearing a fixed coupon rate of 2.875% and maturing in June 2020.

•	$500 million aggregate principal of senior notes bearing a fixed coupon rate of 3.600% and maturing in June 2022.

•	$1.75 billion aggregate principal of senior notes bearing a fixed coupon rate of 4.000% and maturing in June of 2025.

•	$1.0 billion aggregate principal of senior notes bearing a fixed coupon rate of 5.250% and maturing June 2045.

In connection with this issuance, the company recognized a debt discount of $51 million and deferred issuance costs totaling $8 million, which were recorded as a direct deduction from the carrying amount of the debt. Refer to Note 8 to the unaudited condensed consolidated and combined interim financial statements for information regarding interest rate derivative contracts the company has entered into related to the senior notes.

In July 2015, the company entered into a credit agreement providing for a senior revolving credit facility that provides the company with access to an aggregate principal amount of up to $1.2 billion maturing in 2020, of which no amounts are currently outstanding. Effective November 12, 2015, the company entered into Amendment No. 1 to the credit agreement. The amendment narrows the definition of “Change of Control.” The other material terms of the credit agreement, including covenants, remain unchanged. The facility enables the company to borrow funds on an unsecured basis at variable interest rates, and contains various financial and other covenants, including a net leverage ratio covenant and an interest coverage ratio covenant, as well as events of default with respect to the company. The credit facility also provides for the issuance of letters of credit. In July 2015, the company also entered into a Euro-denominated senior revolving credit facility in an aggregate principal amount of up to €200 million maturing in 2020, with similar terms as the above credit facility. Effective November 12, 2015, the company entered into an amendment to this credit facility. Similar to the amendment discussed above, this amendment narrows the definition of “Change of Control.” The non-performance of any financial institution supporting either of the credit facilities would reduce the maximum capacity of these facilities by each institution’s respective commitment. Under the Merger Agreement, Baxalta may not issue any indebtedness in excess of $25 million, subject to certain ordinary course exceptions.

Dividends and Share Repurchase Authorization

On July 28, 2015, Baxalta’s Board of Directors declared a quarterly cash dividend of $0.07 per share of common stock. The quarterly dividend was paid on October 1, 2015 to shareholders of record as of the close of business on September 4, 2015. In addition, on November 17, 2015, Baxalta’s Board of Directors declared a quarterly cash dividend of $0.07 per share of common stock. This quarterly dividend was paid on January 4, 2016 to shareholders of record as of the close of business on December 4, 2015. On July 28, 2015, Baxalta’s Board of Directors also approved a share repurchase authorization that permits Baxalta to repurchase up to $1 billion of its common stock. Baxalta did not repurchase any of its common stock during the three months ended September 30, 2015 and is prohibited from making any such repurchases under the Merger Agreement.

Historical Cash Flow Trends

	Nine months ended September 30,		Year ended December 31,
(in millions)	2015	2014	2014	2013	2012

Net cash provided from operations	$551	$711	$1,373	$1,548	$1,408
Net cash used for investing activities	(1,963)	(872)	(501)	(977)	(697)
Net cash provided from (used for) financing activities	2,733	161	(872)	(571)	(711)
Effect of foreign exchange rate changes on cash and equivalents	7	—	—	—	—

Change in cash and cash equivalents	$1,328	$—	$—	$—	$—

Net Cash Provided From Operations

The decrease in net cash provided by operations during the nine months ended September 30, 2015 as compared to the prior year period was driven by lower net income excluding non-cash items. Sales growth and the resulting growth in gross profit was more than offset by increased expenses, including from separation costs and increased investments in the R&D pipeline. Also contributing to the decrease in net cash provided from operations was an increase in cash outflows for certain working capital items, including accounts receivables and inventories, as the company supports growth in its commercial operations. Partially offsetting the factors above was the impact of lower tax related outflows during the current year period.

In periods prior to the separation, the company maintained an income taxes payable to/from account with Baxter, and was deemed to have settled its current income tax payables with Baxter annually on the first day of each year. This resulted in significant tax related operating cash outflows during the first three months of 2015 and 2014.

The company’s net cash provided from operations for the three months ended September 30, 2015 (first period following the separation) was $360 million, which reflected growth as compared to net cash used for operations of $142 million during the three months ended March 31, 2015 and net cash provided by operations of $333 million during the three months ended June 30, 2015.

Net cash provided from operations decreased in the year ended December 31, 2014 as compared to the year ended December 31, 2013 as the impact of sales growth was more than offset primarily by an increase in tax-related items, increased payments to collaboration partners upon the achievement of R&D related milestones, and the settlement of the company’s plasma-related litigation in 2014.

Net cash provided from operations increased by $140 million in the year ended December 31, 2013 as compared to the year ended December 31, 2012. The growth in net cash provided from operations was driven primarily by growth in the company’s sales and operating results.

Net Cash Used For Investing Activities

The company’s net cash used for investing activities increased during the nine months ended September 30, 2015 as compared to the nine months ended September 30, 2014 due primarily to increased acquisition activity.

The company’s net cash used for investing activities decreased in the year ended December 31, 2014 as compared to the year ended December 31, 2013 due primarily to a cash inflow of $639 million from the sale of the commercial vaccines business partially offset by a $173 million increase in capital expenditures. Capital expenditures drove the increase in cash used for investing activities in the year ended December 31, 2013 as compared to the year ended December 31, 2012.

Capital expenditures during the nine months ended September 30, 2015 and 2014 were $863 million and $699 million, respectively, and $970 million, $797 million and $521 million, in the years ended December 31, 2014, 2013 and 2012, respectively. The increase in capital expenditures during the nine months ended September 30, 2015 as compared to the nine months ended September 30, 2014 was driven by several projects aimed at improving manufacturing capacity for the company’s products, including increased expenditures associated with the construction of the Covington, Georgia manufacturing facility as the company continues to progress towards completion. A significant portion of the construction was completed in 2015 and commercial production is expected to begin in 2018. Expenditures during the current year period related to the company’s corporate headquarters in Bannockburn, Illinois and its R&D center located in Cambridge, Massachusetts also contributed to the increase.

Capital expenditures associated with the Covington, Georgia facility drove the increase in the year ended December 31, 2014 as compared to the year ended December 31, 2013 and in the year ended December 31, 2013 as compared to the year ended December 31, 2012. Also contributing to the increase in the year ended December 31, 2013 as compared to the year ended December 31, 2012 was construction of a manufacturing facility in Singapore, which began commercial production of ADVATE in 2014. The company expects to continue investing in the Singapore facility to add capacity for other products, including BAX 855 upon regulatory approval.

Cash outflows for acquisitions, net of cash acquired during the nine months ended September 30, 2015 and 2014 were $1.1 billion and $185 million, respectively. During the nine months ended September 30, 2015, cash outflows for acquisitions, net of cash acquired included $890 million for the acquisition of the Oncaspar business from Sigma-Tau and $228 million for the acquisition of SuppreMol GmbH, a privately held biopharmaceuticals company based in Germany. During the nine months ended September 30, 2014, cash outflows for acquisitions, net of cash acquired included $100 million for an upfront collaboration payment to Merrimack and $70 million and $15 million for the acquisitions of Chatham and AesRx, respectively, in which the company acquired Chatham’s gene therapy technology for potential hemophilia treatments and AesRx’s program related to the development and commercialization of treatments for sickle cell disease.

For the years ended December 31, 2014, 2013 and 2012, cash outflows for acquisitions, net of cash acquired were $197 million, $163 million and $163 million, respectively. For the year ended December 31, 2014, the cash outflows from acquisitions, net of cash acquired included $100 million for an upfront collaboration payment to Merrimack, $70 million for the acquisition of Chatham and $15 million for the acquisition of AesRx. For the year ended December 31, 2013, the cash outflows for acquisitions, net of cash acquired included a payment of $60 million related to a collaboration agreement with and investment in CTI BioPharma, $51 million for the acquisition of OBIZUR and related assets from Inspiration / Ipsen and $30 million related to an upfront payment to Coherus. For the year ended December 31, 2012, cash outflows for acquisitions, net of cash acquired primarily included a $50 million investment in and a $50 million upfront collaboration payment to Onconova and upfront collaboration payments of $33 million and $30 million related to agreements with Momenta and Chatham, respectively. Refer to Note 4 to the audited combined financial statements and unaudited condensed consolidated and combined interim financial statements for additional information regarding the company’s acquisitions and collaboration agreements.

Net Cash Provided From (Used For) Financing Activities

Prior to the separation, Baxter used a centralized approach to cash management and financing of its operations. As a result, the company did not report cash and equivalents on its combined balance sheets as of and prior to December 31, 2014. Net cash provided from (used for) financing activities for the years ended December 31, 2014, 2013 and 2012, including the nine months ended September 30, 2014, primarily reflected net transactions with Baxter.

In connection with the separation, Baxalta began establishing its own centralized treasury management system, issued its own debt and reported cash and equivalents on its balance sheet as of September 30, 2015.

Net cash provided from financing activities during the nine months ended September 30, 2015 included cash inflows of $4.9 billion from the debt issuance described under “Financing Arrangements” above, net of a debt discount and deferred issuance costs totaling $59 million. The company also reported proceeds and excess tax benefits from share-based payments under employee benefit plans of $39 million during the nine months ended September 30, 2015.

Other net cash provided from financing activities during the nine months ended September 30, 2015 primarily reflected net cash outflows from transactions with Baxter of $2.2 billion. The net transactions with Baxter during the nine months ended September 30, 2015 included a $4 billion cash distribution to Baxter as partial consideration for the contribution of assets to Baxalta from Baxter in connection with the separation. The cash distribution was partially offset by cash contributions from Baxter in connection with the formation of Baxalta legal entities and settlements of pre-separation activity with Baxter.

Concentrations of Credit Risk

Baxalta engages in business with foreign governments in certain countries that have experienced deterioration in credit and economic conditions, including Greece, Spain, Portugal, Italy and Brazil. As of September 30, 2015, the company’s net accounts receivable from the public sector in Greece, Spain, Portugal and Italy totaled $97 million, of which Greece receivables represented an immaterial balance. The company also has significant accounts receivable related to its Hemobrás partnership in Brazil totaling $219 million at September 30, 2015. As of December 31, 2014 and December 31, 2013, the company’s net accounts receivable from the public sector in Greece, Spain, Portugal and Italy totaled $88 million and $146 million, respectively.

Global economic conditions and liquidity issues in certain countries have resulted, and may continue to result, in delays in the collection of receivables and credit losses. While the company believes that its allowance for doubtful accounts as of September 30, 2015 is adequate, future governmental actions and customer-specific factors may require the company to re-evaluate the collectability of its receivables and the company could potentially incur additional credit losses that materially impact the company’s results of operations.

Contractual Obligations

As of December 31, 2014, the company had contractual obligations, excluding accounts payable and accrued liabilities, payable or maturing in the following periods:

(in millions)	Total	Less than one year	One to three years	Three to five years	More than five years

Capital lease obligations, including current maturities and interest(1)	$370	$1	$40	$31	$298
Operating leases	218	43	72	45	58
Other long-term liabilities(2)	1,019	—	89	42	888
Purchase obligations(3)	1,058	426	431	146	55

Contractual obligations	$2,665	$470	$632	$264	$1,299

(1)	Interest payments on capital lease obligations are calculated for future periods using interest rates in effect at the end of 2014. The projected payments only pertain to obligations outstanding at December 31, 2014.

(2)	Other long-term liabilities include long-term obligations recorded on the company’s combined balance sheet as of December 31, 2014 that are not presented separately within the table above. They include the fair value of contingent payment liabilities associated with acquisitions, deferred tax liabilities and the company’s recorded pension obligations.

The company projected the timing of the future cash payments of its other long-term liabilities based on contractual maturity dates (where applicable) and estimates of the timing of payments (for liabilities with no contractual maturity dates). The actual timing of payments could differ from the estimates.

(3)	Includes the company’s significant contractual unconditional purchase obligations. For cancelable agreements, any penalty due upon cancellation is included. These commitments do not exceed the company’s projected requirements and are in the normal course of business. Examples include firm commitments for raw material purchases, utility agreements and service contracts.

In addition to amounts in the table above, the company is contractually obligated to pay third parties upon the achievement of development, regulatory and commercial milestones, as well as potential royalty payments, associated with its collaboration agreements. The company’s obligations associated with these arrangements have not been incurred and as such have not been recorded on the company’s combined balance sheet. Potential future milestone payments associated with the company’s collaborations was approximately $2.3 billion as of December 31, 2014, which excludes potential royalty payments. Of the potential $2.3 billion, the company anticipates less than $400 million of potential milestone payments will become payable in 2015. Also excluded from the table above is the company’s unfunded commitment at December 31, 2014 of $32 million as a limited partner in multiple investment companies, in which the timing of future payments is uncertain. As of September 30, 2015, the company increased this unfunded commitment to $81 million. The long-term liability relating to gross unrecognized tax benefits of $99 million at December 31, 2014 has been excluded from the table above due to the uncertainty related to the timing of the reversal.

In 2015, the company entered into a long-term lease agreement for a facility in Bannockburn, Illinois that serves as Baxalta’s global headquarters. The arrangement calls for approximately $65 million in lease payments over an initial term of approximately 13 years.

In June 2015, the company issued senior notes with a total aggregate principal amount of $5 billion. The maturities and interest rates of the senior notes are discussed under the “Financing Arrangements” caption above.

During the nine months ended September 30, 2015, the company assumed $320 million of net pension obligations in connection with the separation from Baxter.

Off-Balance Sheet Arrangements

Baxalta periodically enters into off-balance sheet arrangements. Certain contingencies arise in the normal course of business, and are not recorded in the combined balance sheet in accordance with GAAP (such as contingent milestone payments associated with the company’s collaboration agreements). Also, upon resolution of uncertainties, the company may incur charges in excess of presently established liabilities for certain matters (such as contractual indemnifications). For a discussion of the company’s significant off-balance sheet arrangements and contingencies, refer to Note 4 to the audited combined financial statements for information regarding collaboration agreements, Note 9 to the audited combined financial statements regarding indemnifications and Note 14 to the audited combined financial statements regarding legal contingencies.

Material updates to off-balance sheet arrangements are discussed in the unaudited condensed consolidated and combined interim financial statements contained in this prospectus. Refer to Note 4 to the unaudited condensed consolidated and combined interim financial statements for information regarding collaboration agreements and Note 14 to the unaudited condensed consolidated and combined interim financial statements regarding legal contingencies.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Currency Risk

The company is primarily exposed to foreign exchange risk with respect to recognized assets and liabilities, forecasted transactions and net assets denominated in the Euro, Japanese Yen, British Pound, Swiss Franc, Australian Dollar, Turkish Lira, Russian Ruble, Chinese Renminbi and Colombian Peso. The company manages its foreign currency exposures on a consolidated basis, which allows the company to net exposures and take advantage of any natural offsets. In addition, the company uses derivative and nonderivative financial instruments to further reduce the net exposure to foreign exchange. Gains and losses on the hedging instruments offset losses and gains on the hedged transactions and reduce the earnings and shareholders’ equity volatility relating to foreign exchange. Financial market and currency volatility may limit the company’s ability to cost-effectively hedge these exposures.

The company may use options, forwards and cross-currency swaps to hedge the foreign exchange risk to earnings relating to forecasted transactions denominated in foreign currencies and recognized assets and liabilities. The maximum term over which the company has cash flow hedge contracts in place related to forecasted transactions as of September 30, 2015 is 15 months. The company also enters into derivative instruments to hedge certain intercompany and third-party receivables and payables and debt denominated in foreign currencies.

As part of its risk-management program, the company performs a sensitivity analysis to assess potential changes in the fair value of its foreign exchange instruments relating to hypothetical and reasonably possible near-term movements in foreign exchange rates.

A sensitivity analysis of changes in the fair value of foreign exchange option and forward contracts outstanding at September 30, 2015, while not predictive in nature, indicated that if the U.S. Dollar uniformly weakened by 10% against all currencies, on a net-of-tax basis, the net asset balance of $7 million would decrease by $56 million resulting in a net liability.

The sensitivity analysis model recalculates the fair value of the foreign exchange option and forward contracts outstanding at September 30, 2015 by replacing the actual exchange rates at September 30, 2015 with exchange rates that are 10% weaker to the actual exchange rates for each applicable currency. All other factors are held constant. The sensitivity analysis disregards the possibility that currency exchange rates can move in opposite directions and that gains from one currency may or may not be offset by losses from another currency. The analysis also disregards the offsetting change in value of the underlying hedged transactions and balances.

Interest Rate and Other Risks

Prior to the three month period ending June 30, 2015, Baxalta participated in Baxter’s centralized treasury management program including centralized cash pooling and overall financing arrangements. Baxalta did not report cash and equivalents on its balance sheet due to its participation in Baxter’s centralized treasury management program. No debt or interest expense was allocated to Baxalta because Baxalta was not the legal obligor of the debt and the borrowings were not directly attributable to Baxalta’s business.

In June 2015, the company issued senior notes with a total aggregate principal amount of $5 billion. The $5 billion of senior notes includes both fixed and floating interest rates. Additionally, the company has entered into interest rate swaps in which it agrees to exchange, at specified intervals, the difference between fixed and floating interest amounts calculated by reference to an agreed-upon notional amount. As a result of the June 2015 debt offering, the company’s exposure to the risk that its earnings or cash flows could be adversely impacted by fluctuations in interest rates has increased. The company’s policy is to manage this risk to an acceptable level, which includes using interest rate swaps to convert a portion of its fixed-rate debt into variable-rate debt.

As part of its risk management program, the company performs sensitivity analyses to assess potential gains and losses in earnings related to hypothetical movements in interest rates. A 24 basis-point increase in interest rates (approximately 10% of the company’s weighted-average interest rate from the June 2015 debt issuance through September 30, 2015) affecting the company’s financial instruments, including debt obligations and related derivatives, would have an immaterial effect on the company’s 2015 earnings and on the fair value of the company’s fixed-rate debt as of September 30, 2015.

With respect to the company’s investments, the company believes any reasonably possible near-term losses in earnings, cash flows and fair values would not be material to the company’s combined financial position.

NEW ACCOUNTING STANDARDS

Refer to Note 2 to the audited combined financial statements and Note 1 to the unaudited condensed consolidated and combined interim financial statements for information regarding new accounting standards, which is incorporated herein by reference.

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements in accordance with GAAP requires the company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. A summary of the company’s significant accounting policies is included in Note 2 to the audited combined financial statements. Certain of the company’s accounting policies are considered critical because these policies are the most important to the depiction of the company’s financial statements and require significant, difficult or complex judgments by the company, often requiring the use of estimates about the effects of matters that are inherently uncertain. Actual results that differ from the company’s estimates could have an unfavorable effect on the company’s results of operations and financial position. The company applies estimation methodologies consistently from year to year. The following is a summary of accounting policies that the company considers critical to the combined financial statements.

Revenue Recognition and Related Provisions and Allowances

The company’s policy is to recognize revenues from product sales and services when earned. Specifically, revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred (or services have been rendered), the price is fixed or determinable, and collectability is reasonably assured. For product sales, revenue is not recognized until title and risk of loss have transferred to the customer. The shipping terms for the majority of the company’s revenue arrangements are FOB destination.

The company periodically and systematically evaluates the collectability of accounts receivable and determines the appropriate reserve for doubtful accounts. In determining the amount of the reserve, the company considers historical credit losses, the past-due status of receivables, payment history and other customer-specific information, and any other relevant factors or considerations.

Provisions for rebates, chargebacks to wholesalers and distributors, returns, and discounts (collectively, “sales deductions”) are provided for at the time the related sales are recorded, and are reflected as a reduction of sales. The sales deductions are based primarily on estimates of the amounts earned or will be claimed on such sales. The company’s most significant and judgmental sales deductions are rebates and wholesaler and distributor chargebacks.

Rebates include amounts estimated to be paid to third parties based either on contractual obligations that vary by product or customer or statutory requirements. Contractual rebate obligations are based on units sold, customer inventory levels, forecasted customer buying patterns and historical experience. Contractual rebate obligations are settled up to 15 months after date of sale, and accruals are adjusted throughout the contract period as actual contract performance measures become known. Statutory rebate estimates, which include payments under Medicaid, TRICARE and Medicare Part D reimbursement programs, are generally based on historical payment data and estimates of future utilization based on established formulas or requirements, including the Medicaid unit rebate formula established by the Center for Medicaid and Medicare Services. All liabilities associated with rebates are reviewed regularly taking into consideration known market events and trends as well as internal and external historical data. The company believes the methodology used to accrue rebates is reasonable and appropriate given the current circumstances and facts.

Chargeback provisions are based on the differential of product acquisition prices paid by wholesalers and distributors and prices paid by eligible customers under product pricing or customer contractual agreements, and may fluctuate based on channel strategy shifts, inventory levels, and end customer pricing strategies and mix. Such amounts are generally settled within one year of initial shipment.

Legal Contingencies

The company is involved in product liability, patent, commercial, regulatory and other legal proceedings that arise in the normal course of business. The company records a liability when a loss is considered probable and the amount can be reasonably estimated. If the reasonable estimate of a probable loss is a range, and no amount within the range is a better estimate, the minimum amount in the range is accrued. If a loss is not probable or a probable loss cannot be reasonably estimated, no liability is recorded. The company has established reserves for certain of its legal matters. At December 31, 2014, total legal liabilities were $24 million.

The company’s loss estimates are generally developed in consultation with outside counsel and are based on analyses of potential outcomes. With respect to the recording of any insurance recoveries, after completing the assessment and accounting for the company’s legal contingencies, the company separately and independently analyzes its insurance coverage and records any insurance recoveries that are probable of occurring at the gross amount that is expected to be collected. In performing the assessment, the company reviews available information, including historical company-specific and market collection experience for similar claims, current facts and circumstances pertaining to the particular insurance claim, the financial viability of the applicable insurance company or companies, and other relevant information.

While the liability of the company in connection with certain claims cannot be estimated with certainty, and although the resolution in any reporting period of one or more of these matters could have a significant impact on the company’s results of operations and cash flows for that period, the outcome of these legal proceedings is not expected to have a material adverse effect on the company’s combined financial position. While the company believes it has valid defenses in these matters, litigation is inherently uncertain, excessive verdicts do occur, and the company may in the future incur material judgments or enter into material settlements of claims.

Deferred Tax Asset Valuation Allowances and Reserves for Uncertain Tax Positions

The company maintains valuation allowances unless it is more likely than not that all or a portion of the deferred tax asset will be realized. Changes in valuation allowances are included in the company’s tax provision in the period of change. In determining whether a valuation allowance is warranted, the company evaluates factors such as prior earnings history, expected future earnings, carryback and carryforward periods, and tax strategies that could potentially enhance the likelihood of realization of a deferred tax asset. The realizability assessments made at a given balance sheet date are subject to change in the future, particularly if earnings of a subsidiary are significantly higher or lower than expected, or if the company takes operational or tax planning actions that could impact the future taxable earnings of a subsidiary. The company does not currently have any valuation allowances. In the normal course of business, the company is audited by federal, state and foreign tax authorities, and is periodically challenged regarding the amount of taxes due. These challenges relate to the timing and amount of deductions and the allocation of income among various tax jurisdictions. The company believes its tax positions comply with applicable tax law and the company intends to defend its positions. In evaluating the exposure associated with various tax filing positions, the company records reserves for uncertain tax positions in accordance with GAAP, based on the technical support for the positions, the company’s past audit experience with similar situations, and potential interest and penalties related to the matters. The company’s results of operations and effective tax rate in a given period could be impacted if, upon final resolution with taxing authorities, the company prevailed in positions for which reserves have been established, or was required to pay amounts in excess of established reserves.

Valuation of Intangible Assets, Including IPR&D

The company acquires intangible assets and records them at fair value. Valuations are generally completed for business acquisitions using a discounted cash flow analysis, incorporating the stage of completion and consideration of market participant assumptions. The most significant estimates and assumptions inherent in a discounted cash flow analysis include the amount and timing of projected future cash flows, the discount rate used to measure the risks inherent in the future cash flows, the assessment of the asset’s life cycle, and the competitive and other trends impacting the asset, including consideration of technical, legal, regulatory, economic and other factors. Each of these factors and assumptions can significantly affect the value of the intangible asset.

Acquired in-process R&D (IPR&D) is the value assigned to acquired technology or products under development which have not received regulatory approval and have no alternative future use.

Acquired IPR&D included in a business combination is capitalized as an indefinite-lived intangible asset. Development costs incurred after the acquisition are expensed as incurred. Upon receipt of regulatory approval of the related technology or product, the indefinite-lived intangible asset is then accounted for as a finite-lived intangible asset and amortized on a straight-line basis over its estimated useful life. If the R&D project is abandoned, the indefinite-lived asset is charged to expense.

R&D acquired in transactions that are not business combinations is expensed immediately. For such transactions, payments made to third parties on or after regulatory approval are capitalized and amortized over the remaining useful life of the related asset, and are classified as intangible assets.

Due to the inherent uncertainty associated with R&D projects, there is no assurance that actual results will not differ materially from the underlying assumptions used to prepare discounted cash flow analyses, nor that the R&D project will result in a successful commercial product.

Valuation of Contingent Consideration Resulting from Business Combinations

The company recognizes contingent consideration liabilities resulting from business combinations at estimated fair value on the acquisition date. The contingent consideration liabilities are revalued subsequent to the acquisition date with changes in fair value recognized in earnings. Contingent payments related to acquisitions consist of development, regulatory and commercial milestone payments, in addition to sales-based payments, and are valued using discounted cash flow techniques. Significant estimates and assumptions required for these valuations include the probability of achieving milestones, product sales projections under various scenarios and discount rates used to calculate the present value of the estimated payments. Changes in the fair value of contingent consideration liabilities result from changes in these estimates and assumptions. Significant judgment is employed in determining the appropriateness of the estimates and assumptions as of the acquisition date and in post-acquisition periods. Accordingly, the use of alternative estimates or assumptions would increase or decrease the estimated fair value of contingent consideration liabilities, and could materially impact the company’s results of operations in any given period. At December 31, 2014 the company’s combined balance sheet included $518 million of contingent consideration liabilities resulting from business combinations.

Impairment of Assets

Goodwill and other indefinite-lived intangible assets are subject to impairment reviews annually, and whenever indicators of impairment exist. The company tests the goodwill of its single reporting unit in the fourth quarter of each year. No goodwill impairment was recorded in 2014, 2013 or 2012. The results of the 2014 impairment test indicated the fair value of the company’s reporting unit was substantially in excess of its carrying value. The company performs a qualitative assessment of other indefinite-lived intangible assets, including IPR&D, at least annually. If the intangible asset is determined to be more likely than not impaired as a result of the assessment, the company completes a quantitative impairment test. Intangible assets with definite lives and other long-lived assets (such as fixed assets) are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The company’s impairment reviews are based on an estimated future cash flow approach that requires significant judgment with respect to future volume, revenue and expense growth rates, changes in working capital use, foreign currency exchange rates, the selection of an appropriate discount rate, asset groupings, and other assumptions and estimates. The estimates and assumptions used are consistent with the company’s business plans and a market participant’s views of the company and similar companies. The use of alternative estimates and assumptions could increase or decrease the estimated fair values of the assets, and potentially result in different impacts to the company’s results of operations. Actual results may differ from the company’s estimates.

Pension and Other Postemployment Benefit (OPEB) Plans

Prior to the second quarter of 2015 and with the exception of certain Austrian defined benefit pension plans, of which Baxalta was the sole sponsor, the company’s employees have participated in certain U.S. and international defined benefit pension and other post-employment benefit (OPEB) plans sponsored by Baxter. Baxalta accounted for these plans as multiemployer plans prior to the second quarter of 2015, in which case no liabilities or plan assets were included in the company’s combined balance sheets.

Within its combined statements of income, Baxalta included pension expense associated with its employees that participate in the multiemployer plans. Total pre-tax defined benefit plan net expenses included in net income from continuing operations associated with multiemployer plans was $37 million in 2014, $45 million in 2013 and $36 million in 2012. These costs were reflected in cost of sales, R&D expenses, and selling, general and administrative expenses. The pension costs were deemed to be funded through intercompany transactions with Baxter and are reflected within the net parent company investment equity balance.

For pension plans in Austria, nearly all participants were determined to be Baxalta employees. Baxalta concluded these pension plans were multiple-employer plans and has accounted for them as if Baxalta was the sponsor of a single employer plan. The company included the related liabilities and expenses in its combined financial statements based on actuarial analyses. The plans are unfunded and there are no plan assets. Expenses from continuing operations included in Baxalta’s combined statements of income associated with multiple-employer plans were $14 million, $14 million and $9 million, in 2014, 2013 and 2012, respectively. Projected and accumulated benefit obligations and net periodic benefit cost were calculated using actuarial assumptions including interest rates used to discount the liabilities, rates of increase in employee compensation and other assumptions involving demographic factors such as retirement, mortality and turnover.

The company’s results of operations for all periods also included allocated expenses from Baxter, which considered costs related to pension plans for corporate or shared employees.

During the second quarter of 2015, Baxalta assumed certain pension and OPEB obligations and plan assets related to newly-created single employer plans for Baxalta employees. In addition, Baxalta assumed obligations related to certain Baxter-sponsored pension plans, including those in Switzerland and Japan, as of June 30, 2015. Based on the terms of the separation and distribution agreement the company expects to become sole sponsor of these pension plans during 2016 and will be responsible for its employees retiring during the interim period, and therefore has accounted for these plans as multiple-employer plans beginning with the three months ended June 30, 2015. As a result, the company recorded a net benefit plan obligation as of June 30, 2015 related to the single and multiple-employer plans described above.

Refer to Note 11 to the audited combined financial statements and Note 10 to the unaudited condensed consolidated and combined interim financial statements for further information regarding the company’s pension and OPEB plans.

BUSINESS

Overview

Baxalta is a global, innovative biopharmaceutical leader with a sustainable portfolio of differentiated therapies that seek to address unmet medical needs across many disease areas, including hemophilia, immunology and oncology. More specifically, the company develops, manufactures and markets a diverse portfolio of treatments for hemophilia and other bleeding disorders, immune deficiencies, alpha-1 antitrypsin deficiency, burns and shock, and other chronic and acute medical conditions, as well as oncology treatments for acute lymphoblastic leukemia. Baxalta is also investing in emerging technology platforms, including gene therapy and biosimilars.

Baxalta’s business strategy is aimed at improving diagnosis, treatment and standards of care across a wide range of bleeding disorders and other rare chronic and acute medical conditions, capitalizing on the company’s differentiated portfolio, ensuring the sustainability of supply to meet growing demand for therapies across core disease areas, and accelerating innovation by developing and launching new treatments while leveraging its expertise into new emerging therapeutics through acquisitions of and collaborations with others.

Baxalta was incorporated in Delaware on September 8, 2014 in connection with the separation of Baxter’s biopharmaceuticals business from its diversified medical products businesses. The company’s corporate offices are located at 1200 Lakeside Drive, Bannockburn, Illinois.

Strengths

Baxalta possesses a number of competitive advantages that distinguish the company from its competitors, including:

Differentiated portfolio of leading products. Baxalta’s portfolio consists of a number of market-leading therapies across core disease areas, particularly in hematology and immunology. Baxalta’s portfolio includes a variety of additional differentiated therapies for the treatment of bleeding disorders and chronic and acute medical conditions, including hemophilia A, hemophilia B, acquired hemophilia, inhibitor treatments, primary immunodeficiency (PID) and alpha-1 antitrypsin deficiency. The company believes that all of these treatment areas have significant growth potential, as they remain under-diagnosed and under-treated on a global basis. Baxalta intends to capitalize on this growth opportunity by increasing awareness and diagnosis, expanding access to therapies, enhancing market penetration and improving standards of care. Baxalta’s core disease therapies include:

•	ADVATE [Antihemophilic Factor (Recombinant)], the leading recombinant factor VIII (rFVIII) therapy for the treatment of children and adults with hemophilia A;

•	FEIBA [Anti-Inhibitor Coagulant Complex], a leading inhibitor management therapy;

•	GAMMAGARD LIQUID [Immune Globulin Intravenous (Human)], a liquid formulation of the antibody-replacement therapy for the treatment of immune deficiencies and certain neurological disorders; and

•	HYQVIA [Immune Globulin Infusion 10% (Human) with Recombinant Human Hyaluronidase], an immune globulin with a recombinant human hyaluronidase for the treatment of PID in adults.

Diverse biopharmaceuticals pipeline. Building and advancing Baxalta’s existing product pipeline is a key driver of future growth. The current pipeline includes programs in hematology, oncology, immunology and biosimilars with a focus on rare diseases and areas of unmet medical need. The company has more than 20 programs under development, including those in development with collaboration partners, as it applies internal scientific expertise in addition to advancing the pipeline through a number of recent acquisitions and collaborations. Since the beginning of 2014, Baxalta has received approval for seven products in the United

States (including further developments or indications of existing products) and continues to submit products for approval in and outside of the United States. Baxalta also currently has more than five programs, including collaborations, in late-stage clinical trials or pending approval.

Worldwide commercial infrastructure and opportunity for continued geographic penetration and expansion. Baxalta’s products are sold in approximately 100 countries. Baxalta has strong and extensive sales, marketing, and distribution networks around the world to support its products. In 2014, Baxalta had sales of $2.9 billion outside of the United States, representing nearly half of Baxalta’s total sales, including sales to emerging markets of $1.2 billion, representing 20% of total sales. Continued penetration of under-diagnosed and under-treated therapies will help drive growth across selected geographies.

High-quality products and world-class manufacturing operations. Baxalta has an established heritage as a leader in quality manufacturing. Baxalta has strong, globally managed and coordinated quality control and quality assurance programs in place at its manufacturing sites, and conducts and supports internal and external inspections and audits at these sites. Baxalta’s regional and global manufacturing teams seek to ensure that all of its contract manufacturers adhere to Baxalta’s standards of manufacturing quality. The company utilizes a diversified network of proprietary manufacturing sites and contract manufacturers to maximize operational efficiencies and to help meet demand for the company’s therapies. Baxalta’s extensive manufacturing and supply chain expertise and capabilities position the company well to provide critical therapies for distribution in all major regions of the world and to meet growing demand over the long-term.

Financial flexibility to fuel future growth. Baxalta retains strong financial flexibility, freeing the company to reinvest in the business and fuel future growth. In 2014, Baxalta generated $1.4 billion in operating cash flow and spent $970 million on capital expenditures. Baxalta anticipates that its business will continue to generate sufficient cash flow to allow the company to continue to invest in its new and expanding product pipeline and other areas to support and expand its business through both capital investments and strategic initiatives, including acquisitions and collaborations.

Experienced management team with track record of successful performance. Baxalta’s management team has a strong track record of performance and execution. Dr. Ludwig N. Hantson, who served as a Corporate Vice President and President of BioScience at Baxter from 2010 until the separation, is Baxalta’s President and Chief Executive Officer. Dr. Hantson brings with him more than 25 years of industry experience, including in executive roles, serving as regional, division and country head at several large biopharmaceutical companies, as well as in leadership positions in the areas of commercial operations, sales and marketing, and clinical research and development. Robert J. Hombach, who served more than 25 years in various capacities at Baxter, including as Baxter’s Chief Financial Officer from 2010 until the separation, is Baxalta’s Executive Vice President, Chief Financial Officer and Chief Operations Officer.

The management team also includes:

•	Peter G. Edwards as Executive Vice President and General Counsel, with more than 20 years of industry experience, including, prior to joining Baxalta, as the Senior Vice President and General Counsel of Mallinckrodt plc;

•	John Glasspool as Executive Vice President and Head of Corporate Strategy and Customer Operations, with more than 20 years of industry experience, including most recently as Baxter’s Vice President, New Therapies and Market Developments;

•	Brian Goff as Executive Vice President and President, Hematology, with more than 20 years of industry experience, including most recently as Baxter’s Global Franchise Head of Hemophilia;

•	Anne-Marie Law as Executive Vice President and Head of Human Resources, with more than 25 years of human resources experience, including, prior to joining Baxalta, as Senior Vice President, Human Resources McKesson Specialty Health/US Oncology of McKesson Corporation;

•	Jacopo Leonardi as Executive Vice President and President, Immunology, with 20 years of industry experience, including most recently as Baxter’s Region Head, North America Hematology Division;

•	David D. Meek as Executive Vice President and President, Oncology, with more than 25 years of industry experience, including, prior to joining Baxalta, as the Chief Commercial Officer of Endocyte, Inc. and as Novartis Pharmaceuticals’ Region Head of Oncology for Europe;

•	John J. Orloff, M.D., as Executive Vice President, Head of Research & Development and Chief Scientific Officer, with more than 30 years of industry and clinical experience, including, prior to joining Baxalta, as Global Head of Clinical Development at Merck Serono Pharmaceuticals;

•	Dagmar Rosa-Björkeson as Executive Vice President and President, Biosimilars, with more than 20 years of industry experience, including, prior to joining Baxalta, serving in multiple capacities at Novartis Pharmaceuticals, most recently as Vice President, Head of Multiple Sclerosis; and

•	Patrice Zagame, M.D., as Executive Vice President and President, Intercontinental, with more than 25 years of industry experience, including, prior to joining Baxalta, as Sanofi’s Country Head for Brazil.

Strategies

Baxalta is seeking to grow its business by, among other things:

Enhancing access through increasing awareness and diagnosis and improving standards of care. Baxalta is committed to supporting efforts to improve diagnosis and enhancing standards of care. A number of disease areas, such as hemophilia, primary immune deficiency (PID), multifocal motor neuropathy (MMN), alpha-1 antitrypsin deficiency, and von Willebrand disease (VWD), are currently under-diagnosed and under-treated. For example, Baxalta believes based on historical data that diagnosis rates remain well under 50% for alpha-1 antitrypsin deficiency, hemophilia A, hemophilia B and PID, and up to an estimated 60% for MMN. As awareness and diagnosis increases, Baxalta believes it can capitalize on its existing and developing product portfolio to address the rising demand for these areas of unmet medical need. Baxalta also seeks to differentiate itself through its commitment to increasing standards of care for its patients. As an example, in June 2014, Baxalta obtained European CE marking of myPKFiT, a new web-based individualized dosing device for prophylactic treatment of hemophilia A with ADVATE, which allows physicians to calculate personalized ADVATE treatment regimens based on patient information and individual pharmacokinetic (PK) profiles.

Further penetrating targeted emerging markets. In many emerging markets, population growth and economic development are driving increased demand for therapies such as Baxalta’s. In addition, rising standards of living and healthcare in such markets increase the global marketplace for Baxalta’s therapies. Based on the company’s diverse product portfolio and its history of successfully utilizing regional and local sales and distribution capabilities, Baxalta believes that the company is well-positioned for growth in these emerging markets. For example, Baxalta believes that it has further opportunities to expand in targeted emerging markets by reaching new customers, by introducing more of the company’s therapies into these markets and by supporting the adoption of the company’s products. Baxalta believes that the company will be able to efficiently respond to the needs of its emerging market customers and provide strong customer service and support in these markets.

Exploring additional models to partner with governments and other third parties. Baxalta is exploring alternative business models to partner with governments and other large patient care organizations to become the partner of choice, particularly in a number of emerging markets where utilization is very low. For example, in 2012 the company entered into an exclusive 20-year partnership with Hemobrás (Empresa Brasileira de Hemoderivado e Biotechnologia) to provide hemophilia patients in Brazil, the world’s third-largest hemophilia market, greater access to rFVIII therapy for the treatment of hemophilia A. The company has also entered into a 10-year contract manufacturing agreement with Sanquin Blood Supply Foundation of the Netherlands to enhance the supply of plasma-derived treatments for immune deficiencies, hemophilia, trauma and other critical conditions. These and similar measures will help to build and drive innovation and brand excellence on a global basis.

Augmenting Baxalta’s product portfolio through organic growth, acquisitions and collaborations. Baxalta intends to develop and grow its product portfolio primarily through external innovation, including through acquisitions, asset purchases, in-licensing transactions, development, supply and distribution agreements and other strategic partnerships, which will be complemented by ongoing internal research and development (R&D) efforts. Baxalta also intends to continue to grow its business through the growth of its existing products resulting from such factors as increased awareness and diagnosis and further penetration into emerging markets. These efforts will enable the company to deliver innovative products to address areas of unmet medical need, and enhance current therapies so they remain relevant for Baxalta’s customers. Baxalta leverages its brand leadership to position the company to capitalize on enhancing access with the introduction of new therapeutics and indications. While continuing to leverage its expertise and develop therapies in its core disease areas, Baxalta intends to further diversify its product portfolio and pipeline by shifting to therapies for diseases beyond hemophilia, such as blood disorders, liquid and solid tumors and immunologic conditions. Baxalta incurred R&D expenses of $820 million in 2014 and believes that at least seven new products in its R&D portfolio have the potential to reach the market by 2018, along with several other indications or developments with respect to existing products and geographic expansions of such products.

Accessing new products and technologies through scientific partnerships. Baxalta intends to continue to expand its network of research partnerships around the globe in order to gain access to new technologies, including its relationships with universities and other public and private institutions. The transition of Baxalta’s R&D hub to Cambridge, Massachusetts, has enhanced its ability to leverage expertise in the greater Boston area and forge strategic partnerships with leading biotechnology companies and academic and research institutions. In addition, Baxalta will continue to explore opportunities to enter into collaboration agreements and external alliances with other parties under its own standalone growth and investment strategies.

Continuing to provide high-quality products and drive manufacturing efficiencies. Baxalta is a leader in quality manufacturing. Baxalta’s global commercial and manufacturing teams collaborate on various operational efficiency initiatives, including yield improvements, procurement, site and area synergies and manufacturing support rationalization, intended to improve Baxalta’s manufacturing margins. Baxalta’s manufacturing and supply chain provides it with a flexible and scalable global platform for continued expansion, including in emerging markets.

Managing the product portfolio to maximize value. Baxalta plans to continue its investment in products with durable sales, while making adjustments as necessary to increase the value of its product portfolio. Baxalta intends to achieve this objective in a variety of ways depending on product and circumstances by, for example, identifying supply chain efficiencies, pursuing additional indications and employing strong product lifecycle management. Baxalta believes that its approach will allow the company to maintain a strong operating margin on existing products.

Products

Baxalta’s business consists of a portfolio of products serving patient needs in a variety of ways. “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the notes to the financial statements below present certain financial information related to Baxalta’s products by reference to four categories of products. Those four groups, Hemophilia, Inhibitor Therapies, Immunoglobulin Therapies and BioTherapeutics, are further described below, together with selected details for products within each group.

Hemophilia. Baxalta is a market leader in hemophilia therapies, and expects to continue to build on that leadership position with new therapies for bleeding disorders. The Hemophilia category accounted for $3.0 billion, $2.8 billion and $2.6 billion, or 50%, 50% and 49%, of Baxalta’s sales in 2014, 2013 and 2012, respectively. Hemophilia products currently offered by Baxalta include:

•	ADYNOVATE (BAX 855). In November 2015, Baxalta received regulatory approval for ADYNOVATE (BAX 855) in the United States. ADYNOVATE is an extended half-life rFVIII treatment for hemophilia A based on ADVATE. ADYNOVATE uses the same manufacturing process as ADVATE and adds a proven technology, PEGylation (a chemical process that prolongs the amount of time a compound remains in circulation, potentially allowing for fewer injections), which Baxalta has exclusively licensed from Nektar Therapeutics. The United States patent covering the composition of matter for this technology has a protected expiry date of 2024, subject to potential patent-term extension as applicable. In April 2015, Baxalta also filed for regulatory approval of ADYNOVATE in Japan.

•	ADVATE. ADVATE [Antihemophilic Factor (Recombinant)] is the world’s leading rFVIII therapy. ADVATE is a recombinant antihemophilic factor indicated for use in adults and children with hemophilia A (congenital factor VIII deficiency or classic hemophilia) for control and prevention of bleeding episodes, perioperative management and routine prophylaxis to prevent or reduce the frequency of bleeding episodes. ADVATE is approved in over 60 countries, and Baxalta intends to continue to improve diagnosis and prophylaxis treatment rates and overall access to ADVATE-based therapies over the next several years.

•	RECOMBINATE. RECOMBINATE [Antihemophilic Factor (Recombinant)], as with ADVATE, is a recombinant antihemophilic factor indicated for use in adults and children with hemophilia A for control and prevention of bleeding episodes, perioperative management and routine prophylaxis to prevent or reduce the frequency of bleeding episodes. RECOMBINATE was Baxalta’s first generation recombinant therapy and was introduced in 1992, more than ten years prior to ADVATE’s 2003 introduction.

•	HEMOFIL M. HEMOFIL M [Antihemophilic Factor (Human) Method M, Monoclonal Purified], is indicated in hemophilia A for the prevention and control of hemorrhagic episodes. Antihemophilic factor (AHF) is a protein found in normal plasma which is necessary for clot formation. The administration of HEMOFIL M provides an increase in plasma levels of AHF and can temporarily correct the coagulation defect of patients with hemophilia A.

•	IMMUNATE. Immunate is a highly purified, double virus inactivated, plasma derived Factor VIII/von Willebrand Factor complex concentrate, suitable for the treatment of hemophilia A and von Willebrand disease with FVIII deficiency.

•	IMMUNINE. Immunine Purified Factor IX Concentrate Virus–Inactivated, is indicated for treatment and prophylaxis of bleeding episodes caused by congenital or acquired factor IX deficiency (hemophilia B, or Christmas disease, hemophilia B with factor IX inhibitors, and acquired factor IX deficiency due to spontaneous development of factor IX inhibitors).

•	PROTHROMPLEX TOTAL. PROTHROMPLEX TOTAL is a powder and solvent for solution for injection containing human prothrombin complex and is indicated in adults for the treatment and perioperative prophylaxis of bleeding in acquired deficiency of prothrombin complex coagulation factors, as well as for the treatment and perioperative prophylaxis of hemorrhages in congenital deficiency of vitamin K-dependent coagulation factors when purified specific coagulation factor concentrate is not available.

•	RIXUBIS. RIXUBIS [Coagulation Factor IX (Recombinant)] was launched in the United States in 2013 for the treatment of hemophilia B. RIXUBIS is an injectable medicine used to replace clotting factor IX that is missing in people with hemophilia B.

•	FACTOR VII NF. FACTOR VII NF is a powder and solvent for solution for injection containing human coagulation factor VII. FACTOR VII NF is indicated in the treatment of bleeding disorders caused by isolated congenital factor VII deficiency and prophylaxis of bleeding disorders caused by isolated congenital factor VII deficiency associated with a history of bleeding and a residual level of factor VII:C lower than 25% of normal.

•	BEBULIN. BEBULIN [Factor IX Complex] is indicated for the prevention and control of hemorrhagic episodes in hemophilia B patients. BEBULIN is a combination of vitamin K-dependent clotting factors (Factor IX, II, X) and found in normal plasma. The administration of BEBULIN provides an increase in plasma levels of factor IX and can temporarily correct the coagulation defect of patients with factor IX deficiency.

Inhibitor Therapies. The Inhibitor Therapies category accounted for $744 million, $651 million and $614 million, or 13%, 12% and 12% of Baxalta’s sales in 2014, 2013 and 2012, respectively. Baxalta’s current Inhibitor Therapies products are:

•	FEIBA. FEIBA [Anti-Inhibitor Coagulant Complex] is the company’s plasma-based inhibitor bypass therapy, and is a leading plasma-derived inhibitor management therapy. FEIBA is indicated for the control of spontaneous bleeding episodes or to cover surgical interventions in hemophilia A and hemophilia B patients with inhibitors.

•	OBIZUR. OBIZUR [Antihemophilic Factor (Recombinant), Porcine Sequence] is an acquired hemophilia A therapy that consists of a recombinant porcine factor VIII. In October 2014 and October 2015, OBIZUR was approved for the treatment of acquired hemophilia A in the United States and Canada, respectively. In November 2015, OBIZUR was approved for the treatment of acquired hemophilia A in adult patients in Europe.

Immunoglobulin Therapies. Baxalta’s sales related to Immunoglobulin Therapies products were $1.7 billion, $1.6 billion and $1.6 billion, or 28%, 29% and 30% of Baxalta’s sales in 2014, 2013 and 2012, respectively. Immunoglobulin Therapies products currently offered by Baxalta include:

•	GAMMAGARD LIQUID / KIOVIG. GAMMAGARD LIQUID [Immune Globulin Intravenous (Human)] is the company’s liquid formulation of the antibody-replacement therapy immunoglobulin product. GAMMAGARD LIQUID is used to treat patients with PID. The most common types of PID result in an inability to make a very important type of protein called antibodies, which help the body fight off infections from bacteria or viruses. GAMMAGARD LIQUID is made from human plasma that is donated by healthy people and contains antibodies collected from these healthy people that replace the missing antibodies in PID patients. KIOVIG is the brand name used for GAMMAGARD LIQUID outside of the United States.

•	GAMMAGARD S/D. GAMMAGARD S/D [Immune Globulin Intravenous (Human)] is indicated for the treatment of PID in patients two years old and older. GAMMAGARD S/D is also indicated for prevention of bacterial infections in hypogammaglobulinemia and/or recurrent bacterial infections associated with B-cell CLL, treatment of adult patients with chronic idiopathic thrombocytopenic purpura (ITP) to increase platelet count and to prevent and/or control bleeding, and prevention of coronary artery aneurysms associated with Kawasaki Syndrome in pediatric patients.

•	SUBCUVIA. Subcuvia [Human Normal Immunoglobulin] is a replacement therapy in adults and children with PID syndromes, as well as replacement therapy in myeloma and CLL with severe secondary hypogammaglobulinemia and recurrent infections.

•	HYQVIA. HYQVIA [Immune Globulin Infusion 10% (Human) with Recombinant Human Hyaluronidase] was approved in Europe in 2013 for adults with PID syndromes and myeloma or CLL with severe secondary hypogammaglobulinemia and recurrent infections, and also in the United States in 2014 for adults with PID. HYQVIA is a product consisting of human normal immunoglobulin (IG) and recombinant human hyaluronidase (licensed from Halozyme). The IG provides the therapeutic effect and the recombinant human hyaluronidase facilitates the dispersion and absorption of the IG administered subcutaneously, increasing its bioavailability. The IG is a 10% solution that is prepared from human plasma consisting of at least 98% immunoglobulin G, which contains a broad spectrum of antibodies.

BioTherapeutics. Baxalta’s sales related to BioTherapeutics products were $547 million, $502 million and $486 million in 2014, 2013 and 2012, respectively, or 9% of Baxalta’s sales in each year. BioTherapeutics products currently offered by Baxalta include:

•	FLEXBUMIN. Baxalta’s FLEXBUMIN [Albumin (Human)] products are indicated for hypovolemia, hypoalbuminemia due to general causes and burns, and for use during cardiopulmonary bypass surgery as a component of the pump prime, while FLEXBUMIN 25% is also indicated for hypoalbuminemia associated with adult respiratory distress syndrome (ARDS) and nephrosis, and hemolytic disease of the newborn (HDN). FLEXBUMIN is the first and only preparation of human albumin to be packaged in a flexible plastic container. The FLEXBUMIN flexible, shatterproof container offers important safety features for hospitals by eliminating risk of glass breakage and affords the ability to infuse without a vented administration set. The lighter weight and reduced space requirements for FLEXBUMIN compared to glass containers of equal volume make Baxalta’s FLEXBUMIN products more compatible with hospital inventory storage systems. FLEXBUMIN’s product portfolio includes multiple formulations with both 5% in a 250 mL solution and 25% in 50 and 100 mL solutions.

•	BUMINATE. Baxalta’s BUMINATE [Albumin (Human)] products are indicated for hypovolemia, hypoalbuminemia associated with general causes and burns, and use during or prior to cardiopulmonary bypass surgery as a component of the pump prime, while BUMINATE 25% is also indicated for hypoalbuminemia associated with ARDS and nephrosis, and HDN. Baxalta’s BUMINATE products offer the same high-quality human albumin as FLEXBUMIN, but packaged in glass bottles as BUMINATE in various concentrations and bottle sizes.

•	ARALAST NP. ARALAST NP is an alpha1-proteinase inhibitor (Alpha1-PI) indicated for chronic augmentation therapy in adults with clinically evident emphysema due to severe congenital deficiency of Alpha1-PI (alpha1-antitrypsin deficiency). ARALAST NP increases antigenic and functional (anti-neutrophil elastase capacity, ANEC) serum levels and antigenic lung epithelial lining fluid (ELF) levels of Alpha1-PI.

•	GLASSIA NP. GLASSIA NP is also an Alpha1-PI used for adults who have clinically evident emphysema due to severe congenital alpha-1 antitrypsin deficiency. GLASSIA is used to increase antigenic and functional (anti-neutrophil elastase capacity, or ANEC) serum levels and antigenic lung ELF levels of Alpha1-PI.

•	CEPROTIN. CEPROTIN is a protein C concentrate [(Human)] replacement therapy to increase protein C to levels that reduce symptoms by allowing the blood to clot normally. Protein C plays an important part in blood clotting by stopping the blood from clotting when enough clots have been produced. If not corrected, damage from too much clotting can cause death.

•	ANTITHROMBIN III IMMUNO. ANTITHROMBIN III IMMUNO, Antithrombin III (human) contains antithrombin III in a sterile, purified, concentrated and stabilized form. ANTITHROMBIN III IMMUNO is indicated for prophylaxis and treatment of thrombotic and thromboembolic disorders in patients with hereditary antithrombin III deficiency (antithrombin III activity below 70% of normal). Infusions of antithrombin III may be particularly valuable in surgical procedures or pregnancy and delivery in patients with congenital antithrombin III deficiency.

Oncology. In 2015, Baxalta launched its Oncology division, focused on transforming promising molecules into life-changing therapies for cancer patients with limited options. Baxalta is looking to build a targeted pipeline that focuses on external innovation to drive growth by partnering with early-stage R&D companies in the oncology community to develop a diversified portfolio of oncology therapies. Recent developments in the Oncology division include:

•

In July 2015, Baxalta completed its acquisition of the ONCASPAR (pegaspargase) product portfolio from Sigma-Tau Finanziaria S.p.A, including one marketed biologic treatment, ONCASPAR, sales of which it expects to report under a new “Oncology” product category beginning in the third quarter of 2015.

ONCASPAR is indicated as a component of a multi-agent chemotherapeutic regimen for the first-line treatment of patients with acute lymphoblastic leukemia (ALL) and for the treatment of patients with ALL and hypersensitivity to native forms of L-asparaginase. ONCASPAR is currently approved in the United States as a first line treatment and select European countries as a second line option.

•	In January 2016, Baxalta announced a strategic immuno-oncology collaboration with Symphogen, a private biopharmaceutical company based in Denmark developing recombinant antibodies and antibody mixtures. Together, Baxalta and Symphogen expect to advance novel therapeutics against six checkpoint targets, with the first program to enter clinical studies in 2017. On a product-by-product basis, following successful completion of Phase I clinical trials, Baxalta will have exclusive option rights to complete late-stage development and worldwide commercialization.

Enhancements and Increased Access to Approved Products. Baxalta works to expand treatment options for patients by seeking additional indications for and developing innovative enhancements to its existing product portfolio. In addition, Baxalta expands access to its products for patients geographically by seeking regulatory approvals for its products throughout the globe and developing innovative partnerships with foreign governments. Recent examples of such enhancements and expansions include:

•	In July 2014, FLEXBUMIN 5% was approved in the United States, expanding Baxalta’s FLEXBUMIN product portfolio, which is the first and only preparation of human albumin to be packaged in a flexible plastic container, to include both 5% in a 250 mL solution and 25% in 50 and 100 mL solutions.

•	In April 2014, the new BAXJECT III needleless reconstitution system for ADVATE was approved in the United States, which allows patients to prepare their treatment with fewer steps compared to the previous process. The company has filed for approval of ADVATE with BAXJECT III system in Europe, with a planned launch there in 2015.

•	In July 2014, Baxalta obtained European CE marking of myPKFiT, a web-based individualized dosing device for prophylactic treatment of hemophilia A with ADVATE. The device allows physicians to calculate personalized ADVATE treatment regimens based on patient information and individual pharmacokinetic (PK) profiles.

•	In 2014, ADVATE was approved by regulators in Turkey and Russia and the company received European approval for its production at a new facility in Singapore.

•	OBIZUR was approved in Canada in October 2015 and was approved in Europe in November 2015, expanding patient access to Baxalta’s acquired hemophilia A treatments.

Building a Diversified Biopharmaceutical Pipeline

Baxalta is committed to developing a robust new product pipeline focused on new and innovative treatments that address unmet medical needs and investing resources to develop and grow a broad-based and innovative biopharmaceutical pipeline, including by exploring new indications and emerging uses based on Baxalta’s current portfolio, as well as executing product enhancements designed to meet patient and provider needs. Baxalta’s internal development programs are being augmented with a number of collaborations that leverage Baxalta’s proven expertise and extend the pipeline into new therapeutic areas. At least seven new product launches are planned prior to the end of 2018, along with several other indications or developments with respect to existing products and geographic expansions of such products.

The following table illustrates some of the key programs in Baxalta’s pipeline and current portfolio, including developments with respect to existing products. For ease of presentation in the following table and related descriptions, the Hemophilia and Inhibitor Therapies product categories are grouped together in a single hematology section, the Immunoglobulin Therapies and BioTherapeutics product categories are grouped together in a single immunology section, and separate oncology and biosimilars sections are included to reflect the company’s focus on those areas in the development of its product pipeline.

	Pre-Clinical and Early Stage Development (Pre-clinical, Phase I & Phase II)	Late-State Development (Phase III or Regulatory Submission)	Recent Approval Highlights
Hematology	BAX 826 Extended half-life recombinant factor VIII; Hemophilia A		ADYNOVATE U.S. Approval PEGylated recombinant factor VIII based on full-length ADVATE molecule; Hemophilia A
VONVENDI U.S. Approval Recombinant von Willebrand factor; von Willebrand disease
	BAX 335 Gene therapy; Hemophilia B	BAX 817 Recombinant Factor VIIa; Hemophilia A and B with inhibitors	RIXUBIS U.S. Pediatric Indication Recombinant factor IX; Hemophilia B
	BAX 888 Gene Therapy; Hemophilia A	OBIZUR Recombinant porcine factor VIII; Surgical indication for Congenital Hemophilia A with Inhibitors (CHAWI)	OBIZUR U.S. and Canada Approval; Adult Indication in EU Acquired hemophilia A
	BAX 930 rADAMTS13; Thrombotic thrombocytopenic purpura		FEIBA Prophylaxis Indication in U.S., Canada, ANZ and Japan Plasma-based inhibitor bypass therapy; Hemophilia A and B with inhibitors
BAXJECT III U.S. Approval Next-generation needleless transfer device for ADVATE
myPKFiT EU Approval Personalized dosing for ADVATE

Oncology	BAX 069 Anti-MIF; Solid tumors	nal-IRI (MM-398)* Novel encapsulation of irinotecan; Metastatic pancreatic cancer
	Pacritinib (BAX 2201)* JAK2/FLT3 inhibitor; Acute myeloid leukemia (AML)	Pacritinib (BAX 2201)* Myelofibrosis
Rigosertib (BAX 2001)* High-risk MDS
Immunology	GAMMAGARD LIQUID and HYQVIA Chronic inflammatory demyelinating polyradiculoneuropathy (CIDP)	GAMMAGARD LIQUID 20% Subcutaneous therapy; immune diseases	HYQVIA U.S. & EU Approval
	SM 101 Idiopathic thrombocytopenic purpura (ITP) and Systemic lupus erythematosus (SLE)		FLEXBUMIN 5% U.S. Approval
Biosimilars	BAX 923 (f/k/a M923/BAX 2923)* Biosimilar to HUMIRA®; Autoimmune and inflammatory diseases	CHS-0214/BAX 2200* Biosimilar to ENBREL®; Psoriasis and rheumatoid arthritis

*	Denotes partnered programs. For further details, see related descriptions below.

Among the promising products, therapies and acquisitions in Baxalta’s pipeline are the following:

Hematology

Innovative Recombinant Therapies.

RIXUBIS. As described above, RIXUBIS was launched in the United States in 2013 for the treatment of hemophilia B. In October 2014, Baxalta received approval for a pediatric indication in the United States. In addition to the therapies currently approved in the United States, Baxalta has received approval in Australia and has also submitted applications in the EU and Japan.

VONVENDI. VONVENDI is the first recombinant therapy providing a pure von Willebrand disease factor (rVWF) with customized dosing. Von Willebrand disease (VWD) is the most common inherited blood disorder. The most rare is type 3 VWD, which is often characterized by complete factor deficiency and with resulting severe bleeding. Baxalta received regulatory approval in the United States in December 2015.

Inhibitor Bypass Therapies.

BAX 817. BAX 817 is a recombinant factor VIIa (rFVIIa) for the treatment of acute bleeding episodes in hemophilia A or B patients with inhibitors. In March 2015, the company announced positive results from its Phase III clinical trial evaluating the safety and efficacy of BAX 817.

Gene Therapies.

BAX 335 (Gene Therapy). BAX 335 is an investigational factor IX gene therapy treatment for hemophilia B. The AAV8 vector-based technology has the potential to re-define the concept of longer-acting therapy. A Phase I/II open-label clinical trial to assess the safety and optimal dosing schedule of BAX 335 is underway.

Chatham Acquisition. In April 2014, Baxalta acquired Chatham, gaining broad access and intellectual property rights to its gene therapy platform, including a preclinical hemophilia A program and the potential future application to additional hemophilia treatments. This technology supports BAX 335.

Oncology

Pacritinib. Baxalta acquired rights under a worldwide licensing agreement with CTI BioPharma to develop and commercialize pacritinib (BAX 2201), a novel investigational JAK2/FLT3 inhibitor that recently completed Phase III trials for myelofibrosis, a chronic, malignant bone marrow disorder, and is currently in Phase II trials for AML. Baxalta has exclusive commercialization rights for all indications outside the United States, and will jointly commercialize pacritinib (BAX 2201) in the United States with CTI BioPharma. Positive top-line results from the Phase III trials were announced in March 2015 and submission of an NDA in the United States was completed in January 2016.

nal-IRI (MM-398). In September 2014, Baxalta entered into an exclusive license and collaboration agreement with Merrimack for the development and commercialization of nal-IRI (MM-398), an investigational drug candidate for the treatment of patients with metastatic pancreatic cancer previously treated with a gemcitabine-based therapy, for all potential indications outside the United States and Taiwan. nal-IRI has completed a Phase III program in second-line pancreatic cancer, and Baxalta filed for approval for this indication in the EU in May 2015 and was granted priority review status in Canada in January 2016. In October 2015, Merrimack received regulatory approval for nal-IRI in the United States and Taiwan.

BAX 069. BAX 069 is a monoclonal antibody with a novel mode of action for the treatment of solid tumors, targeting the oxidized form of cytokine macrophage migration inhibitor factor (oxMIF). BAX 069 is currently in Phase I clinical trials.

Rigosertib. Baxalta has obtained from Onconova Therapeutics, Inc. (Onconova) the exclusive EU marketing rights to rigosertib (BAX 2201), a novel, targeted anti-cancer compound. Onconova previously announced that the Phase III study for the treatment of high-risk Myelodysplastic Syndrome (MDS), a rare hematological malignancy, did not meet its primary endpoint. The trial did achieve a statistically significant benefit in median survival in a post-hoc analysis of a subset of patients who failed or progressed on previous treatments with hypomethylating agents. In August 2015, Onconova announced the submission of an investigational new drug (IND) application to FDA and Clinical Trial Applications (CTAs) with the United Kingdom, German and Austrian regulatory agencies for rigosertib as a treatment for high-risk MDS after failure of hypomethylating agent (HMA) therapy. Upon clearance of the IND and CTAs, Onconova plans to initiate a single randomized controlled pivotal Phase III trial in patients with high-risk MDS that have failed prior HMA therapy. Additional regulatory filings in other European countries are expected to follow.

Oncaspar. In July 2015, Baxalta acquired the Oncaspar (pegaspargase) product portfolio from Sigma-Tau Finanziaria S.p.A. Through the acquisition, Baxalta gained the investigational biologic calaspargase pegol.

Symphogen. In January 2016, Baxalta announced a strategic immuno-oncology collaboration with Symphogen, a private biopharmaceutical company developing recombinant antibodies and antibody mixtures. Together, Baxalta and Symphogen expect to advance novel therapeutics against six checkpoint targets, with the first program to enter clinical studies in 2017. On a product-by-product basis, following successful completion of Phase I clinical trials, Baxalta will have exclusive option rights to complete late-stage development and worldwide commercialization.

Immunology

20% GAMMAGARD LIQUID SubQ. 20% GAMMAGARD LIQUID SubQ is a higher-potency immunoglobulin therapy offering patients faster infusions with less volume. Baxalta has completed Phase III enrollment in the EU and the United States, and filed for approval in Europe in May 2015 and in the United States in September 2015.

GAMMAGARD LIQUID and HYQVIA for CIDP. Baxalta is undertaking efforts to expand indications for its GAMMAGARD LIQUID / KIOVIG and HYQVIA products to include the treatment of chronic inflammatory demyelinating polyradiculoneuropathy (CIDP), a neurological disorder characterized by progressive weakness and impaired sensory function in the legs and arms.

SM101. In March 2015, Baxalta acquired SuppreMol and its lead product candidate SM101, an investigational immunoregulatory treatment that has completed Phase IIa studies in idiopathic thrombocytopenic purpura (ITP, a disorder causing low platelet levels) and systemic lupus erythematosus (SLE, a disorder in which the immune system attacks healthy tissue).

Biosimilars

With more than $70 billion in branded biologics going off patent between 2014 and 2021, biosimilars present an attractive growth opportunity for Baxalta. Baxalta’s biosimilars collaborations include the following:

CHS-0214/BAX 2200. Baxalta has established a collaboration with Coherus to develop and commercialize CHS-0214/BAX 2200, a biosimilar product candidate for ENBREL® (etanercept), indicated for the treatment of autoimmune deficiencies, in Europe, Canada, Brazil and other markets. This is Baxalta’s most advanced biosimilar, and, in January 2016, Baxalta announced that it had met its primary end point in its Phase III clinical trials for rheumatoid arthritis. There is also a Phase III clinical trial on-going for psoriasis and, in early stage clinical trials, Coherus has demonstrated pharmacokinetic (PK) equivalence versus the innovator molecule.

Momenta Collaboration. Baxalta is collaborating with Momenta Pharmaceuticals, Inc. (Momenta) on the development and commercialization of adalimumab (BAX 923)(f/k/a M923/BAX 2923), a biosimilar product candidate for HUMIRA®, which is currently in early-stage development. In December 2014, a European clinical trial application for BAX 923 was accepted. In June 2015, Baxalta entered into an agreement with SFJ Pharmaceuticals Group (SFJ) relating to BAX 923 whereby SFJ will fund up to $200 million of specified development costs related to Baxalta’s BAX 923 program in exchange for payments in the event the product obtains regulatory approval in the United States and/or Europe. The contingent success payments, which would total approximately 5.5 times the incurred development costs, would be payable in annual installments over an eight-year period following the dates of regulatory approval. For more information on biosimilars, see “—Intellectual Property” and “—Regulation.”

Research and Development Activities

Baxalta’s investment in R&D is essential to its future growth and its ability to remain competitive in the markets in which it participates. Accordingly, Baxalta continues to focus its investment in R&D programs to enhance future growth through clinical differentiation. Expenditures for Baxalta’s R&D activities were $820 million in 2014, $595 million in 2013 and $581 million in 2012. These expenditures include costs associated with R&D activities performed at Baxter’s R&D centers as well as in-licensing, milestone and reimbursement payments made to partners for R&D work performed at non-Baxter locations. Included in Baxalta’s R&D activities in 2014 were upfront and milestone payments to collaboration partners of $217 million.

Baxalta intends to develop and grow its product portfolio primarily through external innovation, including through acquisitions, asset purchases, in-licensing transactions, development, supply and distribution agreements and other strategic partnerships, which will be complimented by ongoing internal R&D efforts. Such arrangements with third parties often result in Baxalta making an upfront payment to its partners upon the initial execution of a collaboration or similar agreement and future contingent payments to Baxalta’s partners upon the achievement of development, regulatory, commercial or other milestones. These upfront payments and pre-regulatory approval milestone payments are expensed to R&D and may result in significant R&D charges in one period with no comparable charge or charges in another period. The timing and impact of these payments on the company’s results of operations and financial condition may be difficult to predict.

Baxalta has entered into several significant collaborations, alliances and other business development transactions to support its growth, including:

•	Chatham Acquisition. In April 2014, Baxalta acquired Chatham Therapeutics, LLC (Chatham), gaining broad access and intellectual property rights to its gene therapy platform for the treatment of hemophilia B (BAX 335, currently in Phase I clinic trials) as well as a preclinical hemophilia A (FVIII) program, and the potential future application to additional hemophilia treatments.

•	Coherus Collaboration. Baxalta has established a collaboration with Coherus BioSciences, Inc. (Coherus) to develop and commercialize CHS-0214/BAX 2200, a biosimilar product candidate for ENBREL® (etanercept), indicated for the treatment of certain autoimmune deficiencies, in Europe, Canada, Brazil and other markets. This is Baxalta’s most advanced biosimilar, and, in January 2016, Baxalta announced that it had met its primary end point in its Phase III clinical trials for rheumatoid arthritis. There is also a Phase III clinical trial on-going for psoriasis and, in early stage clinic trials, Coherus has demonstrated pharmacokinetic (PK) equivalence versus the innovator molecule.

•

CTI BioPharma Collaboration. Baxalta acquired rights under a worldwide licensing agreement with CTI BioPharma Corp. (f/k/a Cell Therapeutics, Inc.) (CTI BioPharma) to develop and commercialize pacritinib (BAX 2201), a novel investigational JAK2/FLT3 inhibitor that recently completed Phase III trials for myelofibrosis, a chronic, malignant bone marrow disorder, and is currently in Phase II trials for acute myeloid leukemia (AML). Baxalta has exclusive commercialization rights for all indications outside the United States, and will jointly commercialize pacritinib in the United States with CTI BioPharma. Positive top-line results from the Phase III trials were announced in March 2015 and submission of an NDA in the United States was completed in January 2016.

•	GLASSIA. In 2010, Baxalta acquired exclusive distribution and licensing rights in the United States, Australia, New Zealand and Canada to GLASSIA, the first ready-to-use liquid alpha1-proteinase inhibitor used to treat alpha-1 antitrypsin deficiency, through an agreement with Kamada Ltd. (Kamada), together with a technology transfer allowing Baxalta to implement Kamada’s related production technology.

•	HYQVIA. HYQVIA is a product consisting of human normal immunoglobulin (IG) and recombinant human hyaluronidase (licensed from Halozyme Therapeutics, Inc. in 2007). HYQVIA was approved in Europe in 2013 for adults with PID syndromes and myeloma or chronic lymphocytic leukemia (CLL) with severe secondary hypogammaglobulinemia and recurrent infections, and also in the United States in 2014 for adults with PID.

•	Merrimack Collaboration. In September 2014, Baxalta entered into an exclusive license and collaboration agreement with Merrimack Pharmaceuticals, Inc. (Merrimack) for the development and commercialization of nanoliposomal irinotecan injection, or nal-IRI (MM-398), an investigational drug candidate for the treatment of patients with metastatic pancreatic cancer previously treated with a gemcitabine-based therapy, for all potential indications outside the United States and Taiwan. A Phase III trial has been completed, and Baxalta filed for approval for second-line pancreatic cancer in the EU in May 2015. In October 2015, Merrimack received regulatory approval for nal-IRI in the United States and Taiwan.

•	Momenta Collaboration. Baxalta is collaborating with Momenta Pharmaceuticals, Inc. (Momenta) on the development and commercialization of adalimumab (BAX 923)(f/k/a M923/BAX 2923), a biosimilar product candidate for HUMIRA®, which is currently in early-stage development. In December 2014, a European clinical trial application for BAX 923 was accepted. In June 2015, Baxalta entered into an agreement with SFJ Pharmaceuticals Group (SFJ) relating to BAX 923 whereby SFJ will fund up to $200 million of specified development costs related to Baxalta’s BAX 923 program in exchange for payments in the event the product obtains regulatory approval in the United States and/or Europe. The contingent success payments, which would total approximately 5.5 times the incurred development costs, would be payable in annual installments over an eight-year period following the dates of regulatory approval.

•	OBIZUR. In 2013, Baxalta acquired the investigational hemophilia compound and related assets from Inspiration BioPharmaceuticals, Inc. (Inspiration), as well as certain other assets, including manufacturing operations, from Ipsen Pharma S.A.S. in conjunction with Inspiration’s bankruptcy proceedings. In October 2014 and October 2015, OBIZUR was approved for the treatment of acquired hemophilia A in the United States and Canada, respectively. In November 2015, OBIZUR was approved for the treatment of acquired hemophilia A in adult patients in Europe .

•	Oncaspar. In July 2015, Baxalta completed its acquisition of the Oncaspar (pegaspargase) product portfolio from Sigma-Tau Finanziaria S.p.A, a privately held biopharmaceutical company based in Italy, for approximately $900 million before transaction adjustments. Through the acquisition, Baxalta gained the marketed biologic treatment Oncaspar, the investigational biologic calaspargase pegol, and an established oncology infrastructure with clinical and sales resources. Oncaspar is a first-line biologic used as part of a chemotherapy regimen to treat patients with acute lymphoblastic leukemia. It is currently marketed in the United States, Germany, Poland and certain other countries.

•

SuppreMol Acquisition. In March 2015, Baxalta acquired SuppreMol GmbH (SuppreMol), a biopharmaceutical company based in Germany with an early-stage development portfolio of novel treatment options for autoimmune and allergic diseases, focusing on the modulation of Fc receptor signaling pathways, an immune target that could have broad applications in autoimmune disorders. SuppreMol’s pipeline includes lead candidate SM101, an investigational immunoregulatory treatment that has completed Phase IIa studies in idiopathic thrombocytopenic purpura (ITP, a disorder causing low platelet levels) and systemic lupus erythematosus (SLE, a disorder in which the immune system attacks healthy tissue).

•	Symphogen. In January 2016, Baxalta announced a strategic immuno-oncology collaboration with Symphogen, a private biopharmaceutical company developing recombinant antibodies and antibody mixtures. Together, Baxalta and Symphogen expect to advance novel therapeutics against six checkpoint targets, with the first program to enter clinical studies in 2017. On a product-by-product basis, following successful completion of Phase I clinical trials, Baxalta will have exclusive option rights to complete late-stage development and worldwide commercialization.

For more information about Baxalta’s collaborations, alliances and other significant business development transactions, see Note 4 to the audited combined financial statements.

In 2014, Baxalta announced that the company entered into a long-term lease in Cambridge, Massachusetts, for a facility that now serves as the company’s global innovation and R&D center. Also in 2014, Baxalta entered into a strategic partnership with Quintiles, a leading global provider of biopharmaceutical development and commercial outsourcing services, pursuant to which Quintiles will assume responsibility for routine clinical development activities for Baxalta and provide strategic input to certain R&D programs. Baxalta will maintain the leadership, management and accountability roles for its R&D programs, as well as operational responsibility for its early stage and non-clinical research.

For more information on the company’s R&D activities, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Executive Overview—Research and Development.”

Quality Management

Baxalta’s success depends upon the quality of its products. Quality management plays an essential role in meeting customer requirements, preventing defects, facilitating continuous improvement of the company’s products, processes and services, and assuring the safety and efficacy of the company’s products. Baxalta has one quality system deployed globally that enables the design, development, manufacturing, packaging, sterilization, handling, distribution and labeling of the company’s products to ensure they conform to customer requirements. In order to continually improve the effectiveness and efficiency of the quality system, various measurements, monitoring and analysis methods such as management reviews and internal, external and vendor audits are employed at local and central levels.

Each product that Baxalta markets is required to meet specific quality standards, both in packaging and in product integrity and quality. If any product is determined to be compromised at any time, Baxalta takes all corrective and preventive actions necessary to ensure compliance with regulatory requirements and to meet customer expectations.

Intellectual Property

Patents and other proprietary rights are essential to Baxalta’s business. Baxalta relies on patents, trademarks, copyrights, trade secrets, know-how and confidentiality agreements to develop, maintain and strengthen its competitive position. Baxalta owns a number of patents and trademarks throughout the world and has entered into license arrangements relating to various third-party patents and technologies. Products manufactured by Baxalta are sold primarily under its own trademarks and trade names. Some products distributed by the company are sold under the company’s trade names, while others are sold under trade names owned by its suppliers or partners. Trade secret protection of unpatented confidential and proprietary information is also important to Baxalta. The company maintains certain details about its products, processes and technology as trade secrets and generally requires employees, consultants, parties to collaboration agreements and other business partners to enter into confidentiality agreements. These agreements may be breached and Baxalta may not have adequate remedies for any breach. In addition, Baxalta’s trade secrets may otherwise become known or be independently discovered by competitors. To the extent that Baxalta’s employees, consultants, parties to collaboration agreements and other business partners use intellectual property owned by others in their work for the company, disputes may arise as to the rights in related or resulting know-how and inventions.

Biologics are entitled to exclusivity under the Biologics Price Competition and Innovation Act, which was passed on March 23, 2010 as Title VII to the PPACA. The PPACA provides a pathway for approval of biosimilars following the expiration of 12 years of exclusivity for the innovator biologic and a potential additional 180 day-extension term for conducting pediatric studies. The PPACA also includes an extensive process for the innovator biologic and biosimilar manufacturer to litigate patent infringement, validity, and enforceability prior to the approval of the biosimilar. The PPACA does not, however, change the duration of patents granted on biologic products. For more information regarding governmental regulation of biosimilars, see “—Regulation.”

Baxalta’s policy is to protect its products and technology through patents, the maintenance of trade secrets and trademarks on a worldwide basis. This protection is sought in a manner that balances the cost of such protection against obtaining the greatest value for the company. Baxalta also recognizes the need to promote the enforcement of its intellectual property and takes commercially reasonable steps to enforce its intellectual property around the world against potential infringers, including judicial or administrative action where appropriate.

Baxalta operates in an industry susceptible to significant patent litigation. At any given time, the company is involved as either a plaintiff or defendant in a number of patent infringement and other intellectual property-related actions. Such litigation can result in significant royalty or other payments or result in injunctions that can prevent the sale of products. For more information on litigation, see “—Legal Proceedings.”

Regulation

The operations of Baxalta and many of the products it manufactures or sells are subject to extensive regulation by numerous government agencies, both within and outside the United States. The U.S. Food and Drug Administration (FDA), the European Medicines Agency (EMA), the China Food and Drug Administration (CFDA) and other government agencies both inside and outside of the United States, regulate the testing, safety, effectiveness, manufacturing, labeling, promotion and advertising, distribution and post-market surveillance of Baxalta’s products. The company must obtain specific approval from FDA and non-U.S. regulatory authorities before it can market and sell most of its products in a particular country.

In the United States, Baxalta’s products often undergo a three phase clinical testing program, with the results of preclinical and clinical trials submitted to FDA in the form of a Biologics License Application (BLA) for biologic products. Most non-United States jurisdictions where Baxalta markets its products have product approval and post-approval regulatory processes that are similar in principle to those in the United States. In Europe, for example, there are several tracks for marketing approval, depending on the type of product for which approval is sought. Under the centralized procedure in Europe, a company submits a single application to the EMA that is similar to the BLA in the United States. A marketing application approved by the European Commission (EC) is valid in all member states. In addition to the centralized procedure, Europe also has various other methods for submitting applications and receiving approvals. Regardless of the approval process employed, various parties share responsibilities for the monitoring, detection, and evaluation of adverse events post-approval, including national authorities, the EMA, the EC, and the marketing authorization holder. In some regions, it is possible to receive an “accelerated” review whereby the national regulatory authority will commit to truncated review timelines for products that meet specific medical needs.

The complex nature of biologics, including biosimilar formulations of reference biologic products, has warranted the creation of biosimilar regulatory approval pathways with strict, science-based approval standards that take into account patient safety considerations. These biosimilar approval pathways are considered to be more abbreviated than for new biologics, although they are significantly different from the abbreviated approval pathways available for “generic drugs” (small-molecule drugs that are the same as, and bioequivalent to, an already-approved small molecule drug). The European Union has created a pathway for the approval of biosimilars, and has published guidance for approval of certain biosimilar products. More recently, in 2010, the PPACA authorized FDA to approve biosimilars, but the U.S. approval pathway for biosimilar applications remains relatively untested and is subject to ongoing guidance from FDA. While mature pathways for regulatory approval of generic drugs and healthcare systems exist around the globe that support and promote the substitutability of generic drugs, the approval pathways for biosimilar products remain in various stages of development, as do private and public initiatives or actions supporting the substitutability of biosimilar products. Thus, the extent to which biosimilars will be viewed as readily substitutable, and in practice readily substituted, for the reference biologic product is largely yet to be determined.

The PPACA establishes a period of 12 years of data exclusivity for reference biologic products in order to preserve incentives for future innovation. Under this framework, FDA cannot make a product approval effective for any biosimilar application until at least 12 years after the reference product’s date of first licensure.

Changes to current products may be subject to vigorous review, including multiple regulatory submissions, and approvals are not certain. Even after the company obtains regulatory approval to market a product, the product and the company’s manufacturing processes and quality systems are subject to continued review by FDA and other regulatory authorities globally. State agencies in the United States also regulate the facilities, operations, employees, products and services of the company within their respective states. The company and its facilities are subject to periodic inspections and possible administrative and legal actions by FDA and other regulatory agencies inside and outside the United States. Such actions may include warning letters, product recalls or seizures, monetary sanctions, injunctions to halt manufacture and distribution of products, civil or criminal sanctions, refusal of a government to grant approvals or licenses, restrictions on operations or withdrawal of existing approvals and licenses. As situations require, the company takes steps to ensure safety and efficacy of its products, such as removing products found not to meet applicable requirements from the market and improving the effectiveness of quality systems.

Baxalta and its products are also subject to various other regulatory regimes both inside and outside the United States. In the United States alone, the company is subject to the oversight of FDA, the Office of the Inspector General within the Department of Health and Human Services (OIG), the Center for Medicare/Medicaid Services (CMS), the Department of Justice (DOJ), the Environmental Protection Agency, the Department of Defense and Customs and Border Protection, in addition to others. The company supplies products and services to healthcare providers that are reimbursed by federally funded programs such as Medicare. As a result, the company’s activities are subject to regulation by CMS and enforcement by OIG and DOJ. In jurisdictions outside the United States, the company’s activities are subject to regulation by government agencies including the EMA in Europe, CFDA in China and other agencies in other jurisdictions. Many of the agencies enforcing these laws have increased their enforcement activities with respect to healthcare companies in recent years. These actions appear to be part of a general trend toward increased enforcement activity globally.

The sales, marketing and pricing of products and relationships that pharmaceutical companies have with healthcare providers are under increased scrutiny by federal, state and foreign government agencies. Compliance with the Anti-Kickback Statute, False Claims Act, Federal Food, Drug and Cosmetic Act (including as these laws relate to off-label promotion and production of products) and other healthcare related laws, as well as competition, data and patient privacy and export and import laws, is under increased focus by the agencies charged with overseeing such activities, including FDA, OIG, DOJ and the Federal Trade Commission. Anti-kickback laws make it illegal to solicit, offer, receive or pay any remuneration in exchange for or to induce the referral of business, including the purchase or prescription of a particular drug that is reimbursed by a state or federal program. False claims laws prohibit knowingly and willingly presenting, or causing to be presented for payment to third-party payors (including Medicare and Medicaid) any claims for reimbursed drugs or services that are false or fraudulent, claims for items or services not provided as claimed or claims for medically unnecessary items or services. Violations of fraud and abuse laws may be punishable by criminal and civil sanctions, including fines and civil monetary penalties, as well as the possibility of exclusion from federal healthcare programs (including Medicare and Medicaid).

DOJ and the SEC have also increased their focus on the enforcement of the U.S. Foreign Corrupt Practices Act (FCPA), particularly as it relates to the conduct of pharmaceutical companies. The FCPA and similar anti-bribery laws generally prohibit companies and their employees, contractors or agents from making improper payments to government officials for the purpose of obtaining or retaining business. Healthcare professionals in many countries are employed by the government and consequently may be considered government officials. Foreign governments have also increased their scrutiny of pharmaceutical companies’ sales and marketing activities and relationships with healthcare providers and competitive practices generally.

FDA regulates all advertising and promotion activities and communications for products under its jurisdiction both before and after approval. A company can make only those claims relating to safety and efficacy that are approved by FDA. Healthcare providers are permitted to prescribe drugs for “off-label” uses—that is, uses not approved by FDA and therefore not described in the drug’s labeling—because FDA does not regulate the practice of medicine. However, FDA regulations impose stringent restrictions on manufacturers’ communications regarding off-label uses. Broadly speaking, a manufacturer may not promote a drug for off-label use, but may engage in non-promotional, balanced communication regarding off-label use under certain conditions. Failure to comply with applicable FDA requirements and restrictions in this area may subject a company to adverse publicity and enforcement action by FDA, DOJ, OIG and the Department of Health and Human Services, as well as state authorities. Noncompliance could subject a company to a range of penalties that could have a significant commercial and financial impact, including civil and criminal fines and the imposition of agreements that materially restrict the manner in which a company promotes or distributes its products.

Ethics and Compliance

In order to maintain compliance with applicable laws and regulations, Baxalta has established a comprehensive global ethics and compliance program. The program is intended to prevent, detect and mitigate risk across the organization and throughout the lifecycle of Baxalta’s products. Baxalta’s program starts with a culture and expectation of compliance at all levels of the organization. It also includes, among other things, resources to address compliance globally; formal compliance governance; mechanisms to intake questions and concerns; policies, processes and procedures; communications; training; various forms of risk-based auditing and monitoring; review of alleged misconduct; and, when necessary, disciplinary action for failure to comply. All of these actions are intended to protect Baxalta from conduct by individual employees and agents that may be in violation of legal and regulatory requirements and the company’s compliance expectations.

Compliance with applicable laws and regulations is costly and materially affects Baxalta’s business. Baxalta expects that compliance with laws and regulations around the globe will increasingly require significant technical expertise and capital investment. Healthcare regulations substantially increase the time, difficulty and costs incurred in obtaining approval to market and promote products, and Baxalta’s failure to meet its compliance obligations may result in regulatory and enforcement actions, the seizure or recall of products, the suspension or revocation of the authority necessary for product production and sale, and other civil or criminal sanctions, including fines and penalties. The company expects to continuously devote substantial resources to proactively maintain, administer and expand its compliance program globally.

Sales, Marketing and Distribution Capabilities

Baxalta has its own direct sales force and also makes sales to and through independent distributors, drug wholesalers acting as sales agents and specialty pharmacy or other alternate site providers. The company reviews its sales channels from time to time, and will make changes in its sales and distribution model as the company believes necessary to best implement the company’s business plan and strategies. Managed care providers (for example, health maintenance organizations), hospitals, and state and federal government agencies are also important customers.

In the United States, third parties warehouse and ship a significant portion of the company’s products through their distribution centers. These centers are generally stocked with adequate inventories to facilitate prompt customer service. Sales and distribution methods include frequent contact by sales and customer service representatives, automated communications via various electronic purchasing systems, circulation of catalogs and merchandising bulletins, direct-mail campaigns, trade publication presence and advertising.

International sales are made and products are distributed on a direct basis or through independent distributors or sales agents in approximately 100 countries. In many international locations, including much of Europe, Latin America, Asia and Australia, for example, the government purchases products through public tenders or collective purchasing.

Facilities, Manufacturing Capabilities and Operations

Baxalta’s global headquarters are located in a 260,000 square foot facility in Bannockburn, Illinois.

Baxalta manufactures its products in more than ten manufacturing facilities around the world. Baxalta owns or has long-term leases on all of its manufacturing facilities. The company’s principal manufacturing facilities are listed below.

Location	Owned/Leased
Orth, Austria	Owned
Vienna, Austria	Owned
Lessines, Belgium	Owned
Hayward, California	Leased
Los Angeles, California	Owned
Thousand Oaks, California	Owned
Pisa, Italy	Owned
Rieti, Italy	Owned
Milford, Massachusetts	Owned
Brooklyn Park, Minnesota	Owned(1)
Woodlands, Singapore	Owned/Leased(2)
Neuchatel, Switzerland	Owned

(1)	Baxalta sold its facility at Brooklyn Park, Minnesota on December 21, 2015.
(2)	Baxalta owns the facility at Woodlands, Singapore, and leases the property upon which it rests.

In addition to the manufacturing facilities listed above, Baxalta is currently building a state-of-the-art manufacturing facility near Covington, Georgia, to support the growth of its plasma-based products. The timeline on the project spans several years with commercial production scheduled to begin in 2018.

The company is also expanding its manufacturing facility in Krems, Austria, with production expected to commence at the expanded facility in 2018.

In 2014, Baxalta announced that the company entered into a long-term lease in Cambridge, Massachusetts, for a facility that now serves as the company’s global innovation and R&D center.

The company’s facility in Hoover, Alabama is a critical facility for the testing of human plasma, including plasma collected by its BioLife subsidiary (as more fully described below under “—Sources and Availability of Raw Materials”) for use in the company’s products.

Baxalta’s properties include facilities which, in the company’s opinion, are suitable and adequate for development, manufacture, and distribution of its products.

Third Party Agreements

Baxalta has agreements with third parties for process development, analytical services, and manufacturing of certain products. Baxalta procures certain products and services from a limited number of suppliers and, in some cases, a single supply source. Baxalta also has certain agreements with Baxter entered into at the time of the distribution, including as described in “Certain Relationships and Related Person Transactions—Agreements with Baxter—Manufacturing and Supply Agreement.”

Sources and Availability of Raw Materials

Baxalta purchases, in the ordinary course of business, raw materials and supplies essential to its operations from numerous suppliers around the world, including in the United States. While efforts are made to diversify Baxalta’s source of components and materials, in certain instances Baxalta acquires components and materials from a sole supplier.

Human plasma is a critical raw material in Baxalta’s business. The company believes that its ability to internally and externally source plasma represents a distinctive and flexible infrastructure, which provides the company a unique capability with respect to the consistent delivery of high quality plasma-based products. Baxalta owns and operates plasma collection facilities in the United States and Austria through its wholly owned subsidiary BioLife Plasma Services L.P. (BioLife). BioLife operates and maintains more than 65 state-of-the-art plasma collection facilities in 23 states throughout the United States and at seven locations in Austria. Baxalta also maintains relationships with other plasma suppliers to ensure that it retains the flexibility to meet market demand for its plasma-based therapies, including through its 10-year contract manufacturing agreement with Sanquin Blood Supply Foundation of the Netherlands.

There have been no recent significant availability problems or supply shortages with respect to raw materials.

For additional information regarding sources and availability of raw materials, see the discussion of such matters under “Risk Factors—Risks Related to Baxalta’s Business—If Baxalta is unable to obtain sufficient components or raw materials on a timely basis or if it experiences other manufacturing or supply difficulties, its business may be adversely affected.”

Competition and Healthcare Cost Containment

Baxalta enjoys leading positions based on a number of competitive advantages. The Baxalta business benefits from continued innovation in its products and therapies, consistency of its supply of products, strong customer relationships and the technological advantages of its products.

Baxalta faces substantial competition from pharmaceutical, biotechnology and other companies of all sizes, in the United States and internationally, and such competitors continue to expand their manufacturing capacity and sales and marketing channels. Competition is primarily focused on cost-effectiveness, price, service, product effectiveness and quality, patient convenience and technological innovation. There has been increasing consolidation in the company’s customer base, which continues to result in pricing and market pressures.

The principal sources of competition for Baxalta’s principal products globally are as follows:

•	ADVATE: Xyntha®/ReFacto AF® (Pfizer and Swedish Orphan Biovitrum); Kogenate® (Bayer); Helixate® (CSL Behring); Eloctate® (Biogen Idec); NovoEight® (Novo Nordisk); and Nuwiq® (Octapharma).

•	FEIBA: NovoSeven®/NovoSeven RT® (Novo Nordisk); Coagil VII® (Pharmstandard); and Facteur VII-LFB® (LFB Group).

•	GAMMAGARD LIQUID: Privigen®/Hizentra®/Carimune NF® (CSL Behring); Flebogamma DIF®/Gamunex-C® (Grifols); Octagam®/Octagam 10®/Gammanorm® (Octapharma); Ig Vena®/Gammaked® (Kedrion); and Intratect 10%®/Intratect, Intraglobin F®/Bivigam® (Biotest).

Additionally, for each of the principal products listed above, there are additional competitive products or alternative therapy regimens available on a more limited geographic basis throughout the world.

In March 2010, the PPACA was enacted in the United States. While this legislation provides for a number of changes in how companies are compensated for providing healthcare products and services, many of these changes are still being implemented by regulations. The PPACA includes several provisions which impact the company’s businesses in the United States, including a tax on the sales of its pharmaceutical products to the government, increased Medicaid rebates and an expansion of the 340B Drug Pricing Program which provides certain qualified entities, such as hospitals serving disadvantaged populations, with discounts on the purchase of drugs for outpatient use and an excise tax on the sale of certain drugs and medical devices.

For additional information regarding competition and healthcare cost containment, see the discussion of such matters in the “Risk Factors” section of this prospectus, including the following:

•	“Risk Factors—Risks Related to Baxalta’s Business—Baxalta’s products face substantial competition in the product markets in which it operates.”

•	“Risk Factors—Risks Related to Baxalta’s Business—If reimbursement or other payment for Baxalta’s current or future products is reduced or modified in the United States or abroad, including through the implementation of government-sponsored healthcare reform or other similar actions, cost containment measures, or changes to policies with respect to pricing, taxation or rebates, then Baxalta’s business could suffer.”

•	“Risk Factors—Risks Related to Baxalta’s Business—Baxalta faces competition in the development of relationships with research, academic and governmental institutions.”

Employees

Baxalta employed approximately 16,000 persons as of July 1, 2015. Outside the United States, some of Baxalta’s employees are represented by unions or works councils. Baxalta believes that it has good relations with its employees and their unions and works councils.

Environmental Matters

Environmental policies of the company require compliance with all applicable environmental regulations and contemplate, among other things, appropriate capital expenditures for environmental protection.

Legal Proceedings

Baxalta is from time to time subject to claims and litigation arising in the ordinary course of business. These claims and litigation may include, among other things, allegations of violation of United States and foreign competition law, labor laws, consumer protection laws, and environmental laws and regulations, as well as claims or litigation relating to product liability, intellectual property, securities, breach of contract and tort. Baxalta operates in multiple jurisdictions and, as a result, a claim in one jurisdiction may lead to claims or regulatory penalties in other jurisdictions. Baxalta intends to defend vigorously against any pending or future claims and litigation.

On February 25, 2015, the company received a notice of a violation from the Ventura County Air Pollution Control District following its self-reporting certain violations of environmental regulations at its manufacturing facility located in Thousand Oaks, California, to that agency promptly after discovery on October 16, 2014, as required by local regulations. Pursuant to that notice, the company paid penalties in the amount of $103,000 to the agency to resolve the violations, and such settlement releases the company from any further civil penalty claims for such violations.

For a discussion of legal contingencies, see Note 14 to each of the audited combined financial statements and the unaudited condensed consolidated and combined interim financial statements contained herein.

While the liability of the company in connection with certain claims cannot be estimated with any certainty, and although the resolution in any reporting period of one or more of these matters could have a significant impact on the company’s results of operations and cash flows for that period, the outcome of these legal proceedings is not expected to have a material adverse effect on the company’s combined financial position. While Baxalta believes it has valid defenses in these matters, litigation is inherently uncertain, excessive verdicts do occur, and the company may in the future incur material judgments against it or enter into settlements of claims resulting in material financial payments or otherwise having a material operational or financial impact on the company.

Divestitures and Discontinued Operations

In July 2014, the company entered into an agreement to sell its commercial vaccines business and committed to a plan to divest the remainder of its vaccines business, which included certain R&D programs. In December 2014, the company completed the sale of the commercial vaccines business and entered into an agreement for the sale of certain vaccines-related R&D programs. The company completed the divestiture in August 2015. As a result of the divestitures, the operations and cash flows of the vaccines business will be eliminated from the ongoing operations of the company. In addition, the company will not have significant continuing involvement or cash flows from the operations associated with the vaccines business.

THE PROPOSED MERGER

Merger Agreement

On January 11, 2016, Shire plc (Shire), BearTracks, Inc. (Merger Sub), a wholly owned subsidiary of Shire, and Baxalta entered into an Agreement and Plan of Merger (the Merger Agreement), pursuant to which, subject to the satisfaction or waiver of certain conditions, Merger Sub will merge with and into Baxalta, with Baxalta being the surviving corporation, and Baxalta will become a wholly owned subsidiary of Shire (the Merger).

On the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the Merger (the Effective Time), each share of Baxalta common stock issued and outstanding immediately prior to the Effective Time (other than treasury shares of Baxalta and any shares of Baxalta common stock owned by Shire or any subsidiary of Shire (including Merger Sub) or Baxalta, and other than shares of Baxalta common stock as to which dissenters’ rights have been properly exercised) will be canceled and converted into the right to receive both (i) $18.00 in cash, without interest (the Per Share Cash Consideration) and (ii) 0.1482 of an American Depositary Share of Shire (the Shire ADS) duly and validly issued against Shire’s ordinary shares (the Shire Ordinary Shares), par value £0.05 per share (the Per Share Stock Consideration), except that cash will be paid in lieu of fractional Shire ADSs. Shire may, at its sole discretion, permit holders of Baxalta common stock to elect to receive 0.4446 of a Shire Ordinary Share for each outstanding share of Baxalta common stock in lieu of the Per Share Stock Consideration.

In the Merger Agreement, Shire has agreed to use its reasonable best efforts to appoint at closing three members of Baxalta’s Board of Directors to serve on Shire’s board of directors and to nominate the same appointees for election as directors at the 2016 (if applicable) and 2017 Shire annual general meetings, subject to satisfactory compliance with attendance and performance expectations of the Shire board of directors.

The consummation of the Merger is subject to certain closing conditions, including the approval of holders of a majority of the issued and outstanding Baxalta common stock and the approval of holders of a majority of Shire Ordinary Shares present and voting in person or by proxy, the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act, the receipt of certain other regulatory approvals, the absence of a “material adverse effect” with respect to Shire and Baxalta, the receipt by Shire and Baxter of certain tax opinions set forth in the Letter Agreement described below, and other conditions specified in the Merger Agreement.

The Merger Agreement provides that, during the period from the date of the Merger Agreement until the Effective Time, Baxalta will be subject to certain restrictions on its ability to solicit alternative acquisition proposals from third parties, to provide non-public information to third parties and engage in discussions with third parties regarding alternative acquisition proposals except that Baxalta may, in response to an unsolicited acquisition proposal, engage in discussions with, and provide non-public information to, a third party if the Baxalta’s Board of Directors determines in good faith that the acquisition proposal constitutes or is reasonably likely to constitute or lead to a “superior proposal.” Baxalta’s Board of Directors may make an adverse recommendation and terminate the Merger Agreement after receiving a “superior proposal,” subject to Shire’s right to match the superior proposal during a negotiation period of 5 days (with subsequent negotiation periods of 4 days if the superior proposal is amended). A “superior proposal” is a written acquisition proposal providing for a transfer of control of at least 50% of the stock or assets of Baxalta, which Baxalta’s Board of Directors determines in good faith (i) to be reasonably likely to be consummated if accepted and (ii) to be more favorable to Baxalta’s stockholders from a financial point of view than the Merger and the other transactions contemplated by the Merger Agreement. Shire is subject to generally reciprocal “non-solicitation” obligations except that Baxalta does not have similar rights to match a superior proposal received by Shire.

The Merger Agreement provides for certain termination rights for both Shire and Baxalta. Upon termination of the Merger Agreement under certain specified circumstances, Baxalta may be required to pay Shire a termination fee of $369 million and Shire may be required to pay the company a termination fee of $369 million.

In addition, if the Merger Agreement is terminated under certain specified circumstances following the receipt of an acquisition proposal by Baxalta, Baxalta may be required to reimburse Shire for transaction expenses up to $110 million (which expenses would be credited against any termination fee subsequently payable by Baxalta), and if the Merger Agreement is terminated under certain specified circumstances following the receipt of an acquisition proposal by Shire, Shire may be required to reimburse Baxalta for transaction expenses up to $65 million (which expenses would be credited against any termination fee subsequently payable by Shire).

Shire and Baxalta each made certain representations, warranties and covenants in the Merger Agreement, including, among other things, covenants by Shire and Baxalta to conduct their businesses in the ordinary course during the period between the execution of the Merger Agreement and consummation of the Merger.

Letter Agreement

On January 11, 2016, Baxter, Shire and Baxalta entered into a letter agreement (the Letter Agreement) in connection with the entry by Shire and Baxalta into the Merger Agreement, which, among other things, addresses certain aspects of the tax matters agreement and modifies certain aspects of the shareholder’s and registration rights agreement.

Under the Letter Agreement, Baxter agreed under certain circumstances to express its support for the Merger and waived its appraisal rights under Delaware law in connection with the Merger. Under the Letter Agreement, Baxter represented to Shire and Baxalta that it had received an opinion from its tax advisor and, in connection with the execution of the Merger Agreement, Shire received an opinion from its tax advisor, Cravath, Swaine & Moore LLP (Cravath). In addition, under the Letter Agreement, immediately prior to the closing of the Merger, Baxter, Shire and Baxalta agreed to deliver certain representation letters to each of Cravath and Baxter’s tax advisor. The Letter Agreement provides that Baxter will use its reasonable best efforts to cause its tax advisor to deliver a tax opinion immediately prior to the closing of the Merger as required by the Letter Agreement, and Shire will use its reasonable best efforts to cause Cravath to deliver immediately prior to the closing of the Merger a tax opinion required by the Letter Agreement.

Under the Letter Agreement, from and after the closing of the Merger, Baxalta agreed to indemnify, and Shire agreed to guarantee such indemnity to, Baxter and each of its affiliates and each of their respective officers, directors and employees against certain tax-related losses resulting from the Merger (other than losses resulting from any disposition of Baxalta common stock by Baxter (i) that are not attributable to the Merger and (ii) other than in the initial distribution on July 1, 2015 and certain debt-for-equity exchanges (including the debt-for-equity exchange between Baxter and the selling shareholder described elsewhere in this prospectus and the recently completed debt-for-equity exchange between Baxter and an affiliate of the selling shareholder pursuant to a debt-for-equity exchange agreement dated January 27, 2016), exchange offers, contribution of Baxalta shares to Baxter’s U.S. pension fund or a dividend distribution to Baxter’s stockholders (in each case as contemplated by the Letter Agreement)).

Under the Letter Agreement, Shire agreed to cooperate with Baxalta and Baxter to enable Baxalta to comply with its obligations under the shareholder’s and registration rights agreement and to use its reasonable best efforts to facilitate Baxter’s disposition of Baxalta common stock in certain SEC registered offerings (including this offering). Each of Shire and Baxalta agreed in the Letter Agreement not to hold their respective stockholder meetings to approve, and not to consummate, the Merger before the earliest of (a) the date that Baxter has completed marketing periods for two debt-for-equity exchanges and one equity exchange offer with respect to its Baxalta common stock, (b) the date on which Baxter has disposed of all its Baxalta common stock, and (c) June 17, 2016 (subject to tolling or extension (generally to no later than June 25, 2016) under certain circumstances). As described above, Baxter recently completed one debt-for-equity exchange with an affiliate of the selling shareholder.

The Letter Agreement may be terminated (a) by mutual written consent of Shire, Baxalta and Baxter, (b) by Shire or Baxalta upon termination of the Merger Agreement or (c) upon the closing of the Merger, in each case, subject to the terms of the Letter Agreement.

Amendment to Rights Agreement

In connection with the Merger Agreement, Baxalta entered into an amendment to the Rights Agreement. See “Description of Baxalta’s Capital Stock—Rights Agreement—Amendment to Rights Agreement.”

Information About Shire

According to publicly available information, Shire (LSE: SHP, NASDAQ: SHPG), a company incorporated in Jersey, Channel Islands and based in Dublin, Ireland, is a biopharmaceutical company that focuses on developing and marketing innovative medicines for patients with rare diseases and other specialty conditions.

Shire is required to file reports and other information with the SEC. Copies of these reports and other information regarding Shire, including information regarding Shire’s dividend policy and history and the market price performance of Shire ADSs (listed on the Nasdaq Global Select Market) and Shire Ordinary Shares (listed on the London Stock Exchange), may be inspected and copied at the SEC’s public reference room or website as specified under “Where You Can Find More Information” on page 180 of this prospectus. However, such reports and other information are not incorporated by reference in this prospectus. This prospectus relates only to the common stock of Baxalta being offered by the selling shareholder in this offering and does not relate to the Shire ADSs, Shire Ordinary Shares or other securities of Shire. All disclosures contained in this prospectus regarding Shire are derived from the publicly available reports and other information on file with the SEC, referred to above. We have not participated in the preparation of Shire’s reports and other information on file with the SEC, and none of Baxalta, Baxter, the selling shareholder or the underwriter represents that any such Shire reports or other information, or any other publicly available information regarding Shire, is accurate or complete.

None of Baxalta, the underwriter or the selling shareholder can provide you with any assurance that all events occurring prior to the date of this prospectus, including events that would affect the accuracy or completeness of the publicly available documents described in the preceding paragraph that would affect the trading price of the Shire ADSs or Shire Ordinary Shares, and therefore the trading price of Baxalta common stock, have been publicly disclosed. Subsequent disclosure of any such event or the disclosure of or failure to disclose material future events concerning Shire could affect the trading price of Baxalta common stock. We, our affiliates, Baxter, the selling shareholder and the underwriter do not make any representation to you as to the performance of Shire, the Shire ADSs, the Shire Ordinary Shares or any other securities of Shire.

MANAGEMENT

Executive Officers

The following table sets forth information regarding individuals serving as Baxalta’s executive officers.

Name	Age	Title
Ludwig N. Hantson, Ph.D.	53	President and Chief Executive Officer
Robert J. Hombach	49	Executive Vice President, Chief Financial Officer and Chief Operations Officer
Peter G. Edwards	54	Executive Vice President and General Counsel
John Glasspool	54	Executive Vice President and Head of Corporate Strategy and Customer Operations
Brian Goff	46	Executive Vice President and President, Hematology
Anne-Marie Law	48	Executive Vice President and Head of Human Resources
Jacopo Leonardi	43	Executive Vice President and President, Immunology
David D. Meek	52	Executive Vice President and President, Oncology
John J. Orloff, M.D.	58	Executive Vice President, Head of Research & Development and Chief Scientific Officer
Dagmar Rosa-Björkeson	52	Executive Vice President and President, Biosimilars
Patrice Zagame, M.D.	55	Executive Vice President and President, Intercontinental

Ludwig N. Hantson, Ph.D., age 53, serves as the President and Chief Executive Officer of Baxalta. Prior to joining Baxalta, he served as Baxter’s Corporate Vice President and President, BioScience, having served in that capacity from October 2010 until the separation. Dr. Hantson joined Baxter in May 2010 as Corporate Vice President and President, International. From 2001 to May 2010, Dr. Hantson held various positions at Novartis Pharmaceuticals Corporation, the most recent of which was Chief Executive Officer, Pharma North America. Prior to Novartis, he spent 13 years with Johnson & Johnson in roles of increasing responsibility in marketing and clinical research and development.

Robert J. Hombach, age 49, serves as the Executive Vice President, Chief Financial Officer and Chief Operations Officer of Baxalta. He served as Corporate Vice President and Chief Financial Officer of Baxter from July 2010 until the separation. From February 2007 to March 2011, Mr. Hombach also served as Treasurer of Baxter and from December 2004 to February 2007, he was Vice President of Finance, Europe for Baxter. Prior to that, Mr. Hombach served in a number of finance positions of increasing responsibility in the planning, manufacturing, operations and treasury areas at Baxter.

Peter G. Edwards, age 54, serves as the Executive Vice President and General Counsel of Baxalta. Prior to joining Baxalta in June 2015, Mr. Edwards served as Senior Vice President of Mallinckrodt plc, a position he held since June 2013. Mr. Edwards served as Vice President and General Counsel of Covidien’s Pharmaceuticals business from May 2010 until June 2013, when Mallinckrodt became an independent public company. Prior to Covidien, he served as Executive Vice President and General Counsel for the Solvay Group in Brussels, Belgium from June 2007 until April 2010 and previous to that, held positions of increasing responsibility with Eli Lilly and Company.

John Glasspool, age 54, serves as Executive Vice President and Head of Corporate Strategy and Customer Operations for Baxalta. Mr. Glasspool has more than 20 years of industry experience. He served as Baxter’s Vice President, New Therapies and Market Developments from 2012 until the separation. Mr. Glasspool had previously spent approximately 10 years with Novartis Pharmaceuticals, where he served in several Senior Vice President and Vice President positions, including Head of Region/Europe, Vaccines and Diagnosis and Head of Pricing, Market Access and Commercial Operations. Mr. Glasspool previously held key positions in market and sales for Johnson & Johnson and Scotia Pharmaceuticals.

Brian Goff, age 46, serves as Executive Vice President and President, Hematology for Baxalta. Mr. Goff has more than 20 years of industry experience. He served as Baxter’s Global Franchise Head for Hemophilia from 2012 until the separation. Prior to joining Baxter, Mr. Goff was the Vice President and Head of the Primary Care Business Unit for Novartis Pharmaceuticals and had served in other key leadership positions at Novartis since 2005, including global brand leadership in Basel, Switzerland. Before joining Novartis in 2005, he worked for 14 years in key positions in sales and product management in the pharmaceutical division of Johnson & Johnson.

Anne-Marie Law, age 48, serves as Executive Vice President and Head of Human Resources for Baxalta. Ms. Law has more than 25 years of human resources experience. From 2009 until joining Baxalta in 2015, Ms. Law served in various senior positions at McKesson Corporation, including most recently as Senior Vice President, Human Resources McKesson Specialty Health/US Oncology since 2011. Ms. Law also served as Senior Vice President, Global Human Resources of VeriSign, Inc. from 2007 to 2009. Prior to joining VeriSign, Ms. Law spent approximately eight years in human resources leadership positions with Xilinx, Inc.

Jacopo Leonardi, age 43, serves as Executive Vice President and President, Immunology for Baxalta. Mr. Leonardi has 20 years of industry experience. He served as Baxter’s Region Head, North America Hematology Division in 2015 until the separation. From 2014 until 2015, he was General Manager, U.S. Hemophilia for Baxter, and prior to that he served in senior sales and marketing roles since 2009 for Baxter’s Hemophilia and U.S. BioTherapeutics businesses. Mr. Leonardi served in various roles at Eli Lilly and Johnson & Johnson from 1996 to 2009, including 10 years in senior marketing and other leadership roles.

David D. Meek, age 52, serves as Executive Vice President and President, Oncology for Baxalta. Mr. Meek has more than 25 years of industry experience. He has served as Baxter’s Vice President, Global Head of Oncology from early 2014 until the separation. Mr. Meek served as Chief Commercial Officer of Endocyte, Inc., a public biopharmaceuticals company, from 2012 to 2014. Mr. Meek previously spent approximately seven years with Novartis Pharmaceuticals, where he served in several leadership positions, including Region Head, Novartis Oncology, Europe and President and CEO of Novartis, Canada. Prior to joining Novartis, Mr. Meek spent approximately 16 years with Johnson & Johnson, where he served in various market and sales executive leadership roles.

John J. Orloff, M.D., age 58, serves as Executive Vice President, Head of Research & Development and Chief Scientific Officer for Baxalta. Dr. Orloff has more than 30 years of industry and clinical experience, and, prior to joining Baxter in 2014 as Vice President, R&D in Bioscience, Dr. Orloff served as the Global Head of Clinical Development at Merck Serono Pharmaceuticals since 2014. He previously spent approximately 10 years with Novartis Pharmaceuticals, where he served in several Senior Vice President and Vice President positions, including Chief Medical Officer, Head of U.S. Medical and Regulatory Affairs and Global Head of Regulatory Strategy for Drug Regulatory Affairs. Prior to Novartis, Dr. Orloff spent 6 years in leadership roles at Merck Research Laboratories and 7 years on the faculty of the Yale University School of Medicine.

Dagmar Rosa-Björkeson, age 52, serves as Executive Vice President and President, Biosimilars. Ms. Rosa-Björkeson has more than 20 years of industry experience, and, prior to joining Baxter as its biosimilars program leader in 2014, she served in multiple capacities at Novartis Pharmaceuticals over 17 years where she was most recently Vice President, Head of Multiple Sclerosis. Previously she held other Vice President positions at Novartis, including having served as Country Head for Sweden and in leadership roles focused on sales and branding. Before her time at Novartis, she held sales oriented roles with Forest Pharmaceutical, Ferguson Advertising and Hoechst-Roussell Pharmaceuticals.

Patrice Zagame, M.D., age 55, serves as Executive Vice President and President, Intercontinental for Baxalta. Dr. Zagame has more than 25 years of industry experience, and, prior to joining Baxter in 2014, Dr. Zagame was Country Head for Brazil at Sanofi, a position he held since 2013. He was employed by Novartis Pharmaceuticals since 1996, where he served as a country head in several other emerging and developed markets, including France, Venezuela and Argentina, as well as serving terms as Head of Pharma Division, Regional

Marketing Director and Integration Officer. Prior to his time at Novartis, Dr. Zagame held management and sales positions at Glaxo-Wellcome and Rhone-Poulenc.

Board of Directors

The following table sets forth information with respect to those persons who serve on Baxalta’s Board of Directors, including Dr. Hantson, whose biographical information is included above in the section entitled “—Executive Officers.” Each person listed below was appointed to Baxalta’s Board of Directors prior to, or on the date of, the distribution other than Dr. Ferrante and Dr. Nader who were appointed effective July 27, 2015.

Name	Age	Title
Wayne T. Hockmeyer, Ph.D.	71	Chairman
Blake E. Devitt	68	Director
Karen J. Ferrante, M.D.	58	Director
John D. Forsyth	68	Director
Gail D. Fosler	68	Director
James R. Gavin III, M.D., Ph.D.	70	Director
Ludwig N. Hantson, Ph.D.	53	Director, President and Chief Executive Officer
Francois Nader, M.D.	59	Director
Albert P.L. Stroucken	68	Director

Wayne T. Hockmeyer, Ph.D., age 71, serves as Chairman of Baxalta’s Board of Directors. Dr. Hockmeyer founded MedImmune, Inc., a healthcare company focused on infectious diseases, cancer and inflammatory diseases, and served as Chairman and/or Chief Executive Officer of MedImmune from 1988 to 2007. Prior to that, he was vice president of laboratory research and product development at Praxis Biologics Inc. and chief of the Department of Immunology at Walter Reed Army Institute of Research. Dr. Hockmeyer serves as a director of GenVec Inc. and previously served as a director of Baxter International Inc., MedImmune, Inc., Middlebrook Pharmaceuticals, Inc. and Idenix Pharmaceuticals Inc.

Blake E. Devitt, age 68, retired in 2004 from the public accounting firm of Ernst & Young LLP. During his 33-year career at Ernst & Young, Mr. Devitt held several positions, including Senior Audit Partner and Director, Pharmaceutical and Medical Device Industry Practice, from 1994 to 2004. Mr. Devitt previously served as a director of Baxter International Inc.

Karen J. Ferrante, M.D., age 58, has served as chief medical officer and head of R&D at Tokai Pharmaceuticals, Inc., a biopharmaceutical company focused on developing and commercializing proprietary therapies for the treatment of prostate cancer and other hormonally-driven diseases, since April 2014. Prior to Tokai, Dr. Ferrante spent six years, 2007 to 2013, at Takeda Pharmaceutical Company and Millennium: The Takeda Oncology Company, serving most recently as head of Takeda’s Oncology Therapeutic Area. Prior to Millennium, Dr. Ferrante spent eight years, 1999 to 2007, in Global Research and Development at Pfizer and was appointed vice president of Global Research and Development and therapeutic area clinical leader in Oncology Development in 2007. Dr. Ferrante began her pharmaceutical career in 1995 at Bristol-Myers Squibb as associate director of Clinical Oncology, focusing on drug development and team leadership.

John D. Forsyth, age 68, has served as Chairman of Wellmark Blue Cross Blue Shield, a healthcare insurance provider for residents of Iowa and South Dakota, since 2000 and Chief Executive Officer since 1996. Prior to that, he spent 26 years at the University of Michigan, holding various positions, including President and Chief Executive Officer of the University of Michigan Health System. Mr. Forsyth serves as a director of Baxter International Inc.

Gail D. Fosler, age 68, is President of The GailFosler Group LLC, a strategic advisory service for global business leaders and public policy makers that she has led since 2010. Prior to that, she spent more than 20 years at The Conference Board, a global research and business membership organization, where she held several positions including President, Executive Vice President and Chief Economist. Ms. Fosler previously served as a director of Baxter International Inc. and Caterpillar Inc.

James R. Gavin III, M.D., Ph.D., age 70, is Chief Executive Officer and Chief Medical Officer of Healing Our Village, Inc., a corporation that specializes in targeted advocacy, training, education, disease management and outreach for health care professionals and minority communities, having previously served as Executive Vice President for Clinical Affairs at Healing Our Village from 2005 to 2007. Dr. Gavin is also Clinical Professor of Medicine and Senior Advisor of Health Affairs at Emory University, a position he has held since 2005. From 2002 to 2005, Dr. Gavin was President of the Morehouse School of Medicine and from 1991 to 2002, he was Senior Science Officer at Howard Hughes Medical Institute, a nonprofit medical research organization. Dr. Gavin serves as a director of Baxter International Inc. and previously served as a director of Amylin Pharmaceuticals, Inc. and Nuvelo Inc.

Francois Nader, M.D., age 59, served as the president and chief executive officer of NPS Pharmaceuticals, Inc., a company that specializes in drugs for gastrointestinal disorders, from 2008 to 2015, and previously served as chief operating officer in 2007 and chief medical and commercial officer in 2006. Before NPS, Dr. Nader was a venture partner at Care Capital. Prior to that, he served on the North America Leadership Team of Aventis and its predecessor companies holding a number of executive positions in the U.S. and Canada, including senior vice president, U.S. integrated healthcare markets and North America medical and regulatory affairs. Previously, he led the global commercial operations at the Pasteur Vaccines division of Rhone-Poulenc.

Albert P.L. Stroucken, age 68, has served as Chairman, President and Chief Executive Officer of Owens-Illinois, Inc., a glass packaging company, since 2006 and as director since 2005. From 1998 to 2006, Mr. Stroucken served as President and Chief Executive Officer of H.B. Fuller Company, a manufacturer of adhesives, sealants, coatings, paints and other specialty chemicals. Mr. Stroucken served as Chairman of the Board of H.B. Fuller Company from 1999 to 2006. From 1997 to 1998, he was General Manager of the Inorganics Division of Bayer AG. From 1992 to 1997, Mr. Stroucken was Executive Vice President and President of the Industrial Chemicals Division of Bayer Corporation. Mr. Stroucken serves as a director of Baxter International Inc.

Baxalta’s Board of Directors is divided into three approximately equal classes. The term of the first class of directors will expire on the date of the 2016 annual meeting of shareholders, the term of the second class of directors will expire on the date of the 2017 annual meeting of shareholders, and the term of the third class of directors will expire on the date of the 2018 annual meeting of shareholders. The first class is comprised of Mr. Devitt, Dr. Nader and Ms. Fosler; the second class is comprised of Mr. Forsyth, Dr. Gavin and Mr. Stroucken; and the third class is comprised of Dr. Hockmeyer, Dr. Hantson and Dr. Ferrante. Commencing with the 2016 annual meeting of shareholders, directors for each class will be elected at the annual meeting of shareholders held in the year in which the term for that class expires and thereafter will serve for a term of three years. At any meeting of shareholders for the election of directors at which a quorum is present, the election will be determined by a majority of the votes cast by the shareholders entitled to vote in the election, with directors not receiving a majority of the votes cast required to tender their resignations for consideration by the Board, except that in the case of a contested election, the election will be determined by a plurality of the votes cast by the shareholders entitled to vote in the election.

Committees of the Board of Directors

Baxalta’s Board of Directors has the following standing committees: Audit Committee, Compensation Committee, Corporate Governance Committee, and Quality and Compliance Committee. Each committee consists solely of independent directors and is governed by a written charter. All such committee charters are available on Baxalta’s website at www.baxalta.com. Information contained on our website does not constitute a part of this prospectus.

Audit Committee. The Audit Committee is comprised of Mr. Devitt (Chair), Ms. Fosler, Dr. Nader and Mr. Stroucken, each of whom is independent under the rules of the NYSE and Rule 10A-3 of the Securities Exchange Act of 1934, as amended (the Exchange Act). The Baxalta Board of Directors has determined that Messrs. Devitt and Stroucken and Dr. Nader are each an “audit committee financial expert” for purposes of the rules of the SEC. The Audit Committee is primarily concerned with the integrity of Baxalta’s financial statements, system of internal accounting controls, the internal and external audit process, and the process for monitoring compliance with laws and regulations. The Audit Committee’s duties include: (1) reviewing the adequacy and effectiveness of Baxalta’s internal control over financial reporting with management and the external and internal auditors, and reviewing with management Baxalta’s disclosure controls and procedures; (2) retaining and evaluating the qualifications, independence and performance of the independent auditor; (3) approving audit and permissible non-audit engagements to be undertaken by the independent registered public accounting firm; (4) reviewing the scope of the annual external and internal audits; (5) reviewing and discussing Baxalta’s financial statements (audited and non-audited), as well as earnings press releases and related information, prior to their filing or release; (6) overseeing legal and regulatory compliance as it relates to financial matters; (7) holding separate executive sessions with the independent registered public accounting firm, the internal auditor and management; and (8) discussing guidelines and policies governing the process by which Baxalta assesses and manages risk.

Compensation Committee. The Compensation Committee is comprised of Mr. Forsyth (Chair), Dr. Gavin, Dr. Hockmeyer, Dr. Nader and Mr. Stroucken, each of whom is independent under the rules of the NYSE. The Compensation Committee has the ability to exercise the authority of the Baxalta Board of Directors relating to employee benefit and equity-based plans and the compensation of the company’s officers. The Compensation Committee’s duties include: (1) making recommendations for consideration by the Board of Directors, in executive session and in coordination with the Corporate Governance Committee, concerning the compensation of Baxalta’s Chief Executive Officer; (2) determining the compensation of the company’s officers (other than Baxalta’s Chief Executive Officer) and advising the Board of Directors of such determination; (3) making recommendations to the Board of Directors with respect to incentive compensation plans and equity-based plans and exercising the authority of the Board of Directors concerning benefit plans; (4) serving as the administration committee of the company’s equity-based plans; (5) making recommendations to the Board of Directors concerning director compensation; (6) reviewing the adequacy of the company’s stock ownership guidelines and periodically assessing compliance with these guidelines; and (7) overseeing the company’s compensation philosophy and strategy and periodically assessing the risk related to its compensation policies and practices. The Corporate Governance and Compensation Committees work together to establish a link between Dr. Hantson’s performance and decisions regarding his compensation. All compensation actions relating to Dr. Hantson are subject to the approval of the independent directors of the Board of Directors.

Corporate Governance Committee. The Corporate Governance Committee is comprised of Dr. Hockmeyer (Chair), Mr. Devitt, Dr. Ferrante, Mr. Forsyth and Ms. Fosler, each of whom is independent under the rules of the NYSE. The Corporate Governance Committee assists and advises the Baxalta Board of Directors on director nominations, corporate governance and general Board of Directors organization and planning matters. The Corporate Governance Committee’s duties include: (1) developing criteria for use in evaluating and selecting candidates for election or re-election to the Board of Directors and assisting the Board of Directors in identifying and attracting qualified director candidates, as well as in assessing director independence; (2) identifying and recommending to the Board of Directors the director nominees for the annual meeting of shareholders and recommending persons to fill any vacancy on the Board of Directors; (3) determining Board of Directors committee structure and membership; (4) overseeing the succession planning process for management, including Baxalta’s Chief Executive Officer; (5) developing, implementing and overseeing an annual process for evaluating the performance of Baxalta’s Chief Executive Officer; (6) developing, implementing and overseeing an annual process for evaluating Board of Directors and committee performance; and (7) reviewing at least annually the adequacy of Baxalta’s Corporate Governance Guidelines.

Quality and Compliance Committee. The Quality and Compliance Committee is comprised of Dr. Gavin (Chair), Mr. Devitt, Dr. Ferrante, Ms. Fosler and Dr. Hockmeyer. The Quality and Compliance Committee assists the Baxalta Board of Directors in fulfilling its oversight responsibilities with respect to legal, regulatory, quality and other compliance matters. The Quality and Compliance Committee’s duties include: (1) reviewing the adequacy and effectiveness of the company’s policies, practices and procedures with respect to FDA and similar compliance and product quality and safety; (2) receiving regular reports regarding significant compliance matters from the senior management; and (3) reviewing with management strategic issues and corporate actions relating to current and emerging political, corporate citizenship and public policy issues that may affect the business operations, performance or public image of the company, including those related to public affairs, political advocacy, environmental health and safety and sustainability, corporate social responsibility and philanthropic activities. In addition, the Quality and Compliance Committee coordinates with the Audit Committee regarding oversight of non-financial compliance.

Compensation Committee Interlocks and Insider Participation

During 2015, Drs. James R. Gavin III, Wayne T. Hockmeyer and François Nader and Messrs. John D. Forsyth (Chair) and Albert P.L. Stroucken served on Baxalta’s Compensation Committee. None of the members of the Compensation Committee has been an officer or employee of Baxalta. None of Baxalta’s executive officers serves on the board of directors or compensation committee of a company that has an executive officer that serves on Baxalta’s Compensation Committee.

Corporate Governance

The Board of Directors periodically reviews its corporate governance practices and take other actions to address changes in regulatory requirements, developments in governance best practices and matters raised by shareholders.

Director Independence

Baxalta’s Board of Directors adopted Corporate Governance Guidelines that require that the Baxalta Board of Directors be composed of a majority of directors who meet the criteria for “independence” established by the rules of the NYSE. To be considered independent, the Board of Directors must affirmatively determine that a director does not have any direct or indirect material relationship with Baxalta (either directly or as a partner, shareholder or officer of an organization that has a relationship with Baxalta), and solely with regard to Compensation Committee members, consider all relevant factors that could impair the ability of such Compensation Committee members to make independent judgments about executive compensation.

In making its independence determinations, the Board of Directors considers transactions, relationships and arrangements between Baxalta and entities with which directors are associated as executive officers, directors and trustees. When these transactions, relationships and arrangements exist, they are in the ordinary course of business and are of a type customary for a global company such as Baxalta.

Director Qualifications

The experience, expertise and knowledge represented by the Board of Directors as a collective body allows the Board to lead Baxalta in a manner that serves its shareholders’ interests appropriately. Set forth below is a discussion of the key qualifications for each of the directors which align with the criteria included in Baxalta’s Corporate Governance Guidelines.

Mr. Devitt—Significant accounting expertise and knowledge of the healthcare industry through his 33-year career at Ernst & Young, including his service as Director of the Pharmaceutical and Medical Device Industry Practice

Dr. Ferrante—More than 20 years of broad oncology drug development experience and demonstrated leadership across the pharmaceutical industry at both large corporations and small biotech firms

Mr. Forsyth—Extensive experience in the healthcare industry as well as an understanding of the challenges associated with leading and operating within large, complex organizations as current Chairman and Chief Executive Officer of Wellmark Blue Cross Blue Shield and his 25 years of management experience at the University of Michigan Health System

Ms. Fosler—Substantial experience with respect to corporate best practices as well as significant global economic expertise, with an emphasis on emerging markets, especially China, as a result of her more than 20-year leadership career at The Conference Board and her other public-company board service

Dr. Gavin—Extensive medical and scientific expertise and knowledge of the healthcare industry as a result of the positions he has held at Emory University, the Morehouse School of Medicine and Howard Hughes Medical Institute as well as leadership experience given his service as Chief Executive Officer and Chief Medical Officer of Healing Our Village, Inc.

Dr. Hantson—Extensive experience leading and operating within global, multi-faceted corporations and deep knowledge of the biopharmaceuticals industry as a result of more than 25 years spent in roles of increasing responsibility at Baxter, Novartis and Johnson & Johnson

Dr. Hockmeyer—Substantial experience developing and running a significant biopharmaceutical company as founder and Chairman and Chief Executive Officer of MedImmune and significant scientific and clinical expertise as a result of his roles at Praxis Biologics Inc. and Walter Reed Army Institute of Research

Dr. Nader—Extensive experience developing and running a drug company for close to eight years as Chief Executive Officer of NPS Pharmaceuticals, Inc. and more than 30 years of global biopharmaceutical industry experience in senior operational and scientific roles

Mr. Stroucken—Substantial experience leading and operating large, multi-faceted corporations and financial expertise as a result of serving as Chairman, President and Chief Executive Officer of Owens-Illinois, Inc. and H.B. Fuller Company as well as experience in the pharmaceutical and chemical industries through his roles at Bayer

Nomination of Directors

Baxalta’s amended and restated bylaws contain provisions that address the process by which a shareholder may nominate an individual to stand for election to the Board of Directors. The Board of Directors has adopted a policy concerning the evaluation of shareholder recommendations of Board candidates by the Corporate Governance Committee.

Corporate Governance Guidelines

The Baxalta Board of Directors has adopted a set of Corporate Governance Guidelines to assist it in guiding Baxalta’s governance practices. These practices will be regularly re-evaluated by the Corporate Governance Committee in light of changing circumstances in order to continue serving the company’s best interests and the best interests of its shareholders. Baxalta’s Corporate Governance Guidelines cover topics including, but not limited to, director qualification standards, director responsibilities (including those of the Chairman), director access to management and independent advisors, director compensation, director orientation and continuing education, succession planning and the annual evaluations of the Board of Directors and its committees.

Communicating with the Board of Directors

Shareholders and other interested parties may contact any of Baxalta’s directors, including the Chairman of the Board of Directors or the non-management directors as a group, by writing a letter to Baxalta Director c/o Corporate Secretary, Baxalta Incorporated, 1200 Lakeside Drive, Bannockburn, Illinois 60015 or by sending an e-mail to boardofdirectors@baxalta.com. Baxalta’s Corporate Secretary will forward communications to the Board directly to the Chairman, unless a different director is specified.

Director Qualification Standards

Baxalta’s Corporate Governance Guidelines provide that the Corporate Governance Committee is responsible for reviewing with the Board of Directors the appropriate skills and characteristics required of Board members in the context of the makeup of the Board of Directors and developing criteria for identifying and evaluating Board candidates.

The process that this committee will use to identify a nominee to serve as a member of the Board of Directors will depend on the qualities being sought. From time to time, Baxalta may engage an independent search firm to assist the committee in identifying individuals qualified to be Board members. Board members should have backgrounds that when combined provide a portfolio of experience and knowledge that will serve Baxalta’s governance and strategic needs.

In the process of identifying nominees to serve as a member of the Board of Directors, the Corporate Governance Committee will consider diversity of background, including diversity of gender, race, ethnic or geographic origin, age, and experience (including in business, government and education as well as healthcare, science and technology) as a relevant factor in the selection process. This factor is relevant as a diverse Board of Directors is likely to be a well-balanced Board of Directors with varying perspectives and a breadth of experience that will positively contribute to robust discussion at Board of Directors meetings.

A nominee’s ability to meet the independence criteria established by the NYSE will also be a factor in the nominee selection process.

Once a candidate has been identified, the Corporate Governance Committee and the independent search firm, if any, will engage in a process that includes a thorough investigation of the candidate, an examination of his or her business background and education, research on the individual’s accomplishments and qualifications, an in-person interview and reference checking. If this process generates a positive indication, the members of the Corporate Governance Committee and the Chairman of the Board of Directors will meet separately with the candidate and then confer with each other regarding their respective impressions of the candidate. If the individual was positively received, the Corporate Governance Committee will then recommend the individual to the full Board of Directors for further meetings and evaluation and ultimately election. If the full Board of Directors agrees, the Chairman of the Board of Directors will then be authorized to extend an offer to the individual candidate.

Board Leadership Structure

Baxalta’s Corporate Governance Guidelines provide the Board of Directors flexibility in determining its leadership structure. Ludwig N. Hantson, Ph.D. serves as Baxalta’s Chief Executive Officer and Wayne T. Hockmeyer, Ph.D. serves as the Chairman of the Board of Directors. Baxalta believes that this leadership structure, which separates the Chairman and Chief Executive Officer roles, is optimal at this time because it allows Dr. Hantson to focus on operating and managing Baxalta following Baxalta’s transition to being a public company while Dr. Hockmeyer can focus on the leadership of the Board of Directors. The Chairman of the Board of Directors, pursuant to Baxalta’s amended and restated bylaws, presides at all meetings of the Board of Directors and shareholders, and acts as liaison between the Board of Directors and the shareholders. The Board of Directors will periodically evaluate leadership structure and determine whether continuing the separate roles of Board of Directors Chairman and Chief Executive Officer is in Baxalta’s best interests based on circumstances existing at the time, including the skills and experience that the selected Chairman and Chief Executive Officer bring to these roles.

Code of Conduct

Baxalta has adopted a Code of Conduct that requires all its business activities to be conducted in compliance with laws, regulations, and ethical principles and values. The Code of Conduct applies to all members of Baxalta’s Board of Directors and all of Baxalta’s employees, including Baxalta’s Chief Executive Officer, Chief Financial Officer, Controller and other senior financial officers. Any amendment to, or waiver from, a provision of the Code of Conduct that applies to Baxalta’s Chief Executive Officer, Chief Financial Officer, Controller or persons performing similar functions will be disclosed on Baxalta’s website. The Code of Conduct is available on Baxalta’s website.

Non-Employee Director Compensation

Pursuant to Baxalta’s Compensation Committee Charter, the Compensation Committee is responsible for reviewing the structure of Baxalta’s non-employee director compensation, as well as the amounts paid to Baxalta’s non-employee directors and making recommendations to Baxalta’s Board of Directors. In connection with the distribution, the Board of Directors adopted non-employee director compensation programs that were based on Baxter’s, including the Baxalta Incorporated Non-Employee Director Compensation Plan. The table below summarizes the elements and amount of compensation outlined in the Baxalta Incorporated Non-Employee Director Compensation Plan:

Compensation Element(1)(2)	Amount
Annual Retainer	$65,000
Additional Retainer for the Chair of the Board of Directors	$140,000
Additional Fees and Retainers for Committee Service:
Audit Committee (meeting fee per member /annual chair retainer)	$2,000 / $20,000
Compensation Committee (meeting fee per member /annual chair retainer)	$2,000 / $15,000
Corporate Governance Committee (meeting fee per member /annual chair retainer)	$2,000 / $15,000
Quality and Compliance Committee (meeting fee per member /annual chair retainer)	$2,000 / $15,000
Annual Equity Grant
RSUs	$128,000
Options	$65,000

(1)	Cash retainers are paid quarterly in arrears.
(2)	Each new non-employee director receives an equity award grant upon initially being appointed or elected to the Board, prorated for time served that year, and an annual equity award grant thereafter. Baxalta grants each non-employee director an annual equity award in the form of RSUs and stock options for a number of shares of Baxalta common stock on the grant date equal to the dollar value referenced above and based on the fair value of the awards at grant date. Both RSUs and stock options granted pursuant to Baxalta’s Non-Employee Director Compensation Plan generally vest in full on the date of the first annual shareholders’ meeting following the date of grant.

Non-employee directors may receive additional compensation for the performance of duties assigned by the Board of Directors or its committees that are considered beyond the scope of their ordinary responsibilities. In connection with the unsolicited proposal to acquire all of the outstanding common shares of Baxalta made by Shire in July 2015, and the work performed in connection therewith, the Board of Directors resolved to pay each director a meeting fee of $2,000 for each meeting of the Board attended where the primary purpose of the meeting was to discuss the unsolicited proposal from Shire. Dr. Gavin and Messrs. Forsyth and Stroucken recused themselves from discussions related to Shire because they were and continue to be members of Baxter’s board of directors. From time to time, the Board of Directors may also establish ad hoc committees to address particular matters, such as the Transaction Committee, which was established by the Board of Directors in December 2015 to serve as a committee of the Board of Directors to review and approve certain actions related to the unsolicited proposal from Shire. In 2015, the Transaction Committee consisted of Drs. Hockmeyer and Nader and Mr. Devitt. The Board of Directors resolved to pay each member of the Transaction Committee a meeting fee of $2,000 for each meeting of the Transaction Committee attended.

Any non-employee director may elect to defer payment of cash and/or equity into the Baxalta Incorporated Directors’ Deferred Compensation Plan. For directors, deferred balances under Baxalta Incorporated Directors’ Deferred Compensation Plan are generally paid upon termination from board service. Baxalta also reimburses directors for reasonable out-of-pocket travel expenses incurred in connection with attendance at Board and committee meetings and attendance at director education programs. Non-employee directors are also eligible to participate in Baxalta’s matching gifts program. The maximum matching gift total for a non-employee director participant in the program is $20,000 in any calendar year, which is greater than the maximum amount the foundation will match for employees.

The following table details the total compensation of Baxalta’s non-employee directors for 2015:

Name	Amounts Earned or Paid in Cash	Stock Awards(1)	Option Awards(2)(3)	All Other Compensation(4)	Total
Blake E. Devitt(5)	$106,500	$121,412	$61,518	$12,087	$301,517
Karren Ferrante, M.D.(7)	$65,083	$96,084	$48,753	$267	$210,187
John D. Forsyth(6)	$60,000	$64,008	$32,499	$173	$156,680
Gail D. Fosler(5)	$92,500	$121,412	$61,518	$1,387	$276,817
James R. Gavin III, M.D., Ph.D.(6)	$60,000	$64,008	$32,499	$5,175	$161,682
Wayne T. Hockmeyer, Ph.D.(5)	$174,000	$121,412	$61,518	$1,387	$358,317
Francois Nader, M.D.(7)	$83,083	$96,084	$48,753	$10,267	$238,187
Albert P.L. Stroucken(6)	$62,500	$64,008	$32,499	$173	$159,180

(1)	The amounts reported in this column represent the aggregate grant date fair value of RSUs in accordance with the Financial Accounting Standards Board Accounting Standards Codification Topic 718, Stock Compensation (FASB ASC Topic 718). Baxalta determines the grant date fair value of RSUs by multiplying the number of RSUs granted by the closing market price of one share of Baxalta common stock (or one share of Baxter stock if granted prior to the distribution) on the award grant date. As of December 31, 2015, each non-employee director had the following number of RSUs outstanding: Mr. Devitt (3,781 and 33.55 dividend shares accrued); Dr. Ferrante (3,140 and 6.85 dividend shares accrued); Mr. Forsyth (2,036 and 4.43 dividend shares accrued); Ms. Fosler (3,817 and 35.55 dividend shares accrued); Dr. Gavin (7,178 and 153.82 dividend shares accrued); Dr. Hockmeyer (3,781 and 35.55 dividend shares accrued); Dr. Nader (3,140 and 6.85 dividend shares accrued); and Mr. Stroucken (2,032 and 4.43 dividend shares accrued).
(2)	The amounts reported in this column represent the aggregate grant date fair value of the stock options in accordance with FASB ASC Topic 718. Refer to Note 13 of the unaudited financial statements included elsewhere in this prospectus for more information on how grant date fair values of stock options are calculated.
(3)	As of December 31, 2015, each non-employee director had the following number of options outstanding: Mr. Devitt (47,971); Dr. Ferrante (5,960); Mr. Forsyth (44,560); Ms. Fosler (37,971); Dr. Gavin (44,560); Dr. Hockmeyer (46,191); Dr. Nader (5,960); and Mr. Stroucken (44,560).
(4)	The amounts in this column include charitable matching contributions made pursuant to Baxalta’s matching gifts program in 2015 on behalf of certain directors as follows: Mr. Devitt ($10,700) and Mr. Nader ($10,000). These donations are the only component of All Other Compensation that involved an amount equal to or greater than $10,000 for any director in 2015. All other amounts in this column represent dividend equivalent payments on RSUs held by the non-employee directors during 2014 (including any restricted stock units with deferred vesting pursuant to the deferred compensation plan).
(5)

At the time of the distribution, Mr. Devitt, Ms. Fosler and Dr. Hockmeyer were members of Baxalta’s Board of Directors, but were not members of Baxter’s board of directors having resigned immediately prior to the distribution. The amounts set forth above reflect an RSU award with respect to 3,575 shares of Baxalta common stock and a stock option award with respect to 12,588 shares of Baxalta common stock, both issued in replacement of the 2015 annual equity grants that each director received from Baxter that were converted into Baxalta equity in connection with the spin-off. Amounts set forth above also reflect an incremental grant of RSUs with respect to 206 shares of Baxalta common stock and stock options with respect to 293 shares of Baxalta common stock to reflect the difference between the Baxter annual grant amount and the Baxalta annual grant amount. For more information about these awards see “Executive Compensation—Outstanding Equity Awards at Year End—Adjustments to Equity Awards in connection with the Spin-off.”
(6)	At the time of the distribution, Dr. Gavin and Messrs. Forsyth and Stroucken became members of Baxalta’s Board of Directors and retained their positions on Baxter’s board of directors. The amounts set forth above reflect a grant of 2,032 RSUs and 3,810 stock options from Baxalta equal to 50% of Baxalta’s annual grant amount as compensation for their service to Baxalta during the second half of 2015.
(7)	Drs. Ferrante and Nader joined the Board of Directors on July 27, 2015, and the amounts set forth above reflect pro-rated compensation for their Board service awarded to them on July 27, 2015. Drs. Ferrante and Nader each received a pro-rated RSU award with respect to 3,140 shares of Baxalta common stock with a value of $96,084 on the date of grant and also received a pro-rated stock option award with respect to 5,960 shares of Baxalta common stock with a value of $48,753 on the date of grant.

EXECUTIVE COMPENSATION

Executive Compensation Discussion and Analysis

This Executive Compensation Discussion and Analysis (the Compensation Discussion and Analysis) describes Baxalta’s executive compensation for the year ended December 31, 2015. In this Compensation Discussion and Analysis, we summarize the objectives regarding Baxalta’s named executive officers, as well as the pay philosophy established for Baxalta’s named executive officers, the process used to examine performance in the context of executive pay decisions, and the performance goals and results for each named executive officer. This Compensation Discussion and Analysis should be read in conjunction with the tabular disclosures regarding the compensation of Baxalta’s named executive officers in 2015, which can be found in this section under the heading “Executive Compensation Tables.”

In accordance with SEC rules and regulations, Baxalta’s named executive officers in 2015 include Baxalta’s Chief Executive Officer, Chief Financial Officer and the three other most highly compensated executive officers who were serving as Baxalta’s executive officers on December 31, 2015. Accordingly, Baxalta’s named executive officers for 2015 consist of the following five individuals:

•	Ludwig N. Hantson, Ph.D., President and Chief Executive Officer

•	Robert J. Hombach, Executive Vice President, Chief Financial Officer and Chief Operations Officer

•	Peter G. Edwards, Executive Vice President and General Counsel

•	Brian Goff, Executive Vice President and President, Hematology

•	Jacopo Leonardi, Executive Vice President and President, Immunology

Introduction

Prior to the distribution, Baxalta was a wholly-owned subsidiary of Baxter. Compensation decisions for Baxalta’s named executive officers prior to the distribution were made by Baxter’s Compensation Committee in the case of Dr. Hantson and Mr. Hombach, since they both were executive officers at Baxter, and by Baxter management or negotiated in conjunction with their hiring in the case of the other named executive officers. In connection with the distribution, Baxalta’s Compensation Committee (the Compensation Committee) and Board of Directors adopted compensation programs developed by Baxter. Baxalta reviewed and approved the compensation decisions related to Baxalta’s executive officers made by Baxter prior to the distribution. In this Compensation Discussion and Analysis, decisions made or reviewed by the Compensation Committee are indicated by phrases like “the Compensation Committee established” or “the Compensation Committee decided.” Decisions made by Baxter prior to the Baxalta’s separation are indicated by phrases like “Baxter established” or “Baxter decided.” In addition, any compensation decisions and actions taken with regard to Dr. Hantson discussed in this Compensation Discussion and Analysis were ultimately determined by Baxalta’s Board of Directors acting on the recommendation of the Compensation Committee in accordance with the responsibilities and authority outlined in the Compensation Committee Charter, and any such discussion should be understood to reflect the approval of the full Board of Directors.

Compensation determinations for Baxalta’s named executive officers in 2015 were driven in part by special circumstances surrounding the separation. In anticipation of the separation, Baxter recruited and relocated executive officers to its corporate headquarters in northern Illinois and to Baxalta’s global innovation and R&D center in Cambridge, Massachusetts, including Dr. Hantson and Mr. Edwards. Baxter also implemented and Baxalta later approved compensation programs to motivate and retain its executives, taking into account the risks and uncertainties inherent in a spin-off transaction. In addition, Baxter approved an increase in the compensation for some of Baxalta’s executive officers in recognition of their new roles and expanded responsibilities following the distribution. Accordingly, actions related to the distribution impacted the compensation of Baxalta’s named executive officers in 2015.

As of the date of this prospectus, and as further discussed below under the heading “Elements of Compensation,” the Baxalta Compensation Committee has not made determinations related to payouts to its executive officers under Baxalta’s annual cash bonus program for 2015 nor has the Compensation Committee reviewed and certified financial performance related to certain Baxalta equity-based incentive awards.

Additional information about Baxalta’s senior executive team is set forth in the section of this prospectus captioned “Management—Executive Officers.”

Compensation Program and Philosophy

As noted above, in connection with the spin-off, Baxalta adopted compensation programs that were similar to those in place at Baxter immediately prior to the distribution. The Compensation Committee and Board of Directors is currently evaluating and refining Baxalta’s executive compensation program and philosophy as necessary to meet prevailing business needs and reflect anticipated local market demands allowing Baxalta to attract and retain leading talent from a range of biopharmaceutical organizations. Baxalta expects that its executive compensation program and philosophy will continue to evolve.

Structure of Compensation Program

Pay-for-Performance

The majority of compensation for each named executive officer is “at risk” and subject to specific annual and long-term performance requirements. Annual cash bonus payouts are determined by annual performance relative to pre-defined financial measures, discussed in more detail below. In 2013 and 2014, Baxter used its three-year growth in shareholder value relative to its peer group and three-year performance against annual return on invested capital (ROIC) targets to determine the payout for 50% of Baxter’s annual equity awards to executive officers, which were granted in the form of performance share units. Neither Baxter nor Baxalta awarded performance share units to any Baxalta executive officer in 2015. In addition and as discussed below under the heading “Adjustments to Equity Awards in connection with the Spin-off”, in connection with the spin-off, the 2015 performance measure for certain performance share units previously awarded by Baxter to Baxalta’s executive officers was adjusted to reflect Baxter’s achievement of its ROIC performance target for the first six months of 2015 and Baxalta’s achievement of its ROIC performance target for the last six months of 2015.

Financial Measures

The Compensation Committee utilizes pre-defined financial measures to assess performance for purposes of funding the annual cash bonus pool from which annual cash bonuses will be paid for 2015 performance. The financial measures for the first half of 2015 were determined by Baxter prior to the separation, which were weighted 50% on Baxter adjusted EPS and 50% on Baxter adjusted sales. In August 2015, Baxalta’s Compensation Committee approved the financial measures applicable for the second half of 2015 which were weighted 50% on Baxalta adjusted EPS and 50% on Baxalta adjusted sales.

Each of the Baxter Compensation Committee and the Baxalta Compensation Committee also approved a funding matrix establishing various plan funding levels (ranging from 92% to 100%) based on performance against pre-established targets for each applicable measure. If both financial measures are met in a given period, then the cash bonus pool is funded at one times the base salary for each executive officer (with the exception of Dr. Hantson, whose maximum funding is one times his target bonus for each performance period). If the minimum performance level is not met for one or both of the metrics in a given period, then Baxter’s Compensation Committee in the case of the first half of 2015, or Baxalta’s Compensation Committee in the case of the second half of 2015, has the discretion to fund the cash bonus pool relative to that metric at zero. For performance between the minimum and maximum levels for each metric, the cash bonus pool funding calculation is determined on an interpolated basis from 50% to 100%. The Baxalta Compensation Committee may then use its “negative discretion” to adjust each executive officer’s actual annual bonus payment as described below.

Individual Performance

The goals set for each Baxalta named executive officer for 2015 reflect the responsibilities that are attributed to each of these officers and the special circumstances surrounding the separation. In evaluating each officer’s performance against his goals, consideration is given not only to whether an objective was met, but also to the extent to which the objective was met. The Compensation Committee will adjust cash bonuses payable for 2015 and equity grants to be made in 2016 for individual performance on a discretionary basis in light of the Compensation Committee’s overall assessment of how well an officer fulfilled his obligations to Baxalta in the past year.

Performance of Baxalta Common Stock

The performance of Baxalta common stock determines the value of the stock options and restricted stock units that are held by the named executive officers.

Role of the Compensation Committee and Management

On July 1, 2015, in connection with the spin-off, Baxalta’s Compensation Committee was established to oversee Baxalta’s executive compensation policies and to determine the amounts and elements of compensation for Baxalta’s executive officers. As set forth in its charter, the Compensation Committee’s responsibilities include, among others:

•	making recommendations for consideration by the Board of Directors, in executive session and in coordination with the Corporate Governance Committee, concerning the compensation of Baxalta’s Chief Executive Officer;

•	determining the compensation of Baxalta’s officers (other than the Chief Executive Officer) and advising the Board of Directors of such determination;

•	making recommendations to the Board of Directors with respect to incentive compensation plans and equity-based plans and exercising the authority of the Board of Directors concerning benefit plans;

•	serving as the administration committee of Baxalta’s equity-based plans;

•	making recommendations to the Board of Directors concerning director compensation;

•	reviewing the adequacy of Baxalta’s stock ownership guidelines and periodically assessing compliance with these guidelines; and

•	overseeing Baxalta’s compensation philosophy and strategy and periodically assessing the risk related to its compensation policies and practices.

Accordingly, since July 1, 2015, Baxalta’s Compensation Committee has been responsible for the review and approval of compensation matters related to Baxalta’s executives. With respect to compensation for Baxalta’s named executive officers other than the Chief Executive Officer, the Chief Executive Officer makes recommendations to the Compensation Committee for approval, which the Compensation Committee considers with the assistance of its compensation consultant (as described further below under the heading “Role of the Compensation Consultant”). With respect to compensation for our Chief Executive Officer, which is subject to review and approval by the Board of Directors, the Compensation Committee reviews and considers compensation with the assistance of its compensation consultant, and then makes a recommendation to the Board. In addition, members of Baxalta’s management may provide input, make recommendations and provide ongoing assistance to the Compensation Committee with respect to the design, operation, objectives and values of the various elements of Baxalta’s compensation program in order to provide appropriate performance and retention incentives for Baxalta’s named executive officers.

A copy of the Compensation Committee charter has been posted in the “About Us” section of the Baxalta website accessible at www.baxalta.com, under the “Governance” tab. As of December 31, 2015, the Compensation Committee consisted of Drs. James R. Gavin III, Wayne T. Hockmeyer and François Nader and Messrs. John D. Forsyth (Chair) and Albert P.L. Stroucken, each of whom is an independent director as determined by our Board of Directors, based upon the NYSE rules and Baxalta’s Corporate Governance Guidelines.

Role of the Compensation Consultant

For determinations related to executive compensation matters concerning Baxalta’s executive officers prior to the distribution, the Baxter Compensation Committee was advised by its compensation consultant, Frederic W. Cook & Co. Inc. (FwC). FwC’s perspective was particularly important in 2015, because of the special circumstances surrounding the spin-off. Baxalta’s Compensation Committee determined to retain FwC as its compensation consultant as well. Since the spin-off, FwC has advised the Compensation Committee on executive compensation matters, including the evaluation of the peer group discussed below and the executive compensation program and philosophy that Baxalta adopted from Baxter.

Peer Group and Use of Peer Group Data

Leading up to the spin-off, the Baxter Compensation Committee, with the assistance of FwC, established a peer group of companies to benchmark and set compensation for Baxalta’s named executive officers (the Baxter selected peer group). As set forth in the table below, the Baxter selected peer group includes companies in the healthcare industry, companies that focus specifically on biotechnology, pharmaceuticals, health care equipment and other companies from which Baxalta may recruit or with which Baxalta may otherwise compete for executive talent:

AbbVie Inc.	Celgene Corporation	Intuitive Surgical, Inc.*
Alexion Pharmaceuticals, Inc.	C.R. Bard, Inc.*	Mallinckrodt PLC
Allergan PLC	Cubist Pharmaceuticals, Inc.	Medtronic PLC*
Amgen Inc.	Edwards Lifesciences Corp.*	St. Jude Medical Inc.*
Biogen Inc.	Gilead Sciences, Inc.	United Therapeutics Corporation
Boston Scientific Corporation*	Hologic, Inc.*	Vertex Pharmaceuticals Inc.
Bristol-Myers Squibb Company	Illumina, Inc.*	Zoetis, Inc.

*	Company represents a medical device or equipment company with a high amount of R&D spending.

Compensation determinations in connection with the separation were based on the analysis conducted by FwC. This analysis included a review of executive compensation data for companies in the Baxter selected peer group, as well as other survey data and included both a comparison of the total direct compensation for each of Baxalta’s executive officers against that of executives in comparable positions and/or with comparable roles at other similarly sized companies and an analysis of each element of compensation.

Compensation for each of the named executive officers was determined by using competitive market data for similar positions based on the Baxter selected peer group. Regular, ongoing target pay is based on the median in mix of compensation elements and total compensation of the Baxter selected peer group, primarily to reflect differences in individual performance, pay history, experience in role and internal equitability.

Elements of Compensation

For 2015, Baxalta’s executive compensation program included the following elements:

•	base salary;

•	cash bonus awards; and

•	equity-based incentive awards.

In addition to these elements of compensation, Baxalta’s named executive officers are eligible for other benefits and perquisites, as discussed below under the heading “Other Benefits and Perquisites.” Baxalta’s named executive officers are also eligible to participate in employee benefit programs generally offered to Baxalta’s other employees.

Base Salaries

Base salaries are paid to provide a fixed component of compensation for the named executive officers. As noted above, 2015 base salary determinations for Baxalta’s named executive officers were initially made by Baxter while those individuals were executive officers and/or employees of Baxter. After reviewing the market and competitive data for the executives’ level of responsibility following the separation, targeting the 50th percentile of the Baxter selected peer group, and reviewing individual performance, experience and skills, the Baxter Compensation Committee recommended proposed compensation decisions for Baxalta’s executive officers effective upon the date of the distribution. These recommendations were subsequently reviewed and ratified by the newly constituted Baxalta Compensation Committee on the date of the distribution.

The following table sets forth base salary determinations by Baxter for each of Baxalta’s named executive officers in 2015, as well as the base salary determinations approved by the Baxalta Compensation Committee, effective July 1, 2015:

Name	Position	Annual Base Salary as of June 30, 2015	Annual Base Salary Effective July 1, 2015	Percent Change
Ludwig N. Hantson, Ph.D.	President and Chief Executive Officer	$1,100,000	$1,100,000	—%

Robert J. Hombach	Executive Vice President, Chief Financial Officer and Chief Operations Officer	$785,000	$825,000	5.1%

Peter G. Edwards	Executive Vice President and General Counsel	$550,000	$550,000	—%

Brian Goff	Executive Vice President and President, Hematology	$550,000	$575,000	4.5%

Jacopo Leonardi	Executive Vice President and President, Immunology	$345,180	$500,000	44.9%

As set forth in the table above, the Compensation Committee approved an increase to the annual base salaries of Messrs. Hombach, Goff and Leonardi to $825,000, $575,000 and $500,000, respectively, effective July 1, 2015. The Compensation Committee believed that these increases were appropriate to reflect the level of responsibility following the separation and to be competitive with base salaries for comparable positions of companies comprising the Baxter selected peer group. In the case of Mr. Leonardi, the increase to his base salary was also the result of his promotion to an executive vice president effective as of the distribution. Prior to assuming this new role, Mr. Leonardi had served as Baxter’s Region Head, North America Hematology Division, and prior to that he was Baxter’s General Manager U.S. Hemophilia.

Cash Bonus Awards

Annual Cash Bonus Program

Baxalta’s annual cash bonus program is based on the Baxter incentive structure and aligned with competitive market rates, based on peer company comparisons. This incentive structure is intended to reward both company and individual performance by providing officers with an opportunity to receive additional cash compensation based on both company performance relative to the financial targets described below and the Compensation Committee’s assessment of how well an officer performed in his or her role during the applicable year. In assessing an individual officer’s performance, the Compensation Committee considers the individual’s present and potential contribution to Baxalta and considers various performance criteria which include, but are not limited to, implementation of critical projects (e.g., acquisitions or divestitures), product development, regulatory or quality performance and innovation or research goals. Baxalta believes it is important to consider an individual’s performance in assessing compensation and not just Baxter’s and Baxalta’s overall performance in the first half of 2015 and the second half of 2015, respectively, relative to the financial targets discussed above. In addition, cash bonuses may be periodically used by Baxalta for recruitment purposes in order to competitively compensate and attract high performing executives.

Target Setting

As discussed above, the financial measures for the first half of 2015 were determined by Baxter’s Compensation Committee and the financial measures for the second half of 2015 were determined by Baxalta’s Compensation Committee, and each executive officer is eligible to receive a maximum cash bonus equal to one times annual base salary (other than Dr. Hantson, whose maximum cash bonus is equal to one times his bonus target) for each half of 2015. The maximum bonus that will be paid to any executive officer for each half of 2015 is the lesser of (i) one times an officer’s salary (or one times bonus target in the case of Dr. Hantson) or (ii) $5 million (as specified in the Baxalta Incorporated 2015 Incentive Plan), for an aggregate annual maximum equal to the lesser of (i) two times an officer’s salary (or two times bonus target in the case of Dr. Hantson) or (ii) $10 million (as specified in the Baxalta Incorporated 2015 Incentive Plan).

The Baxalta Compensation Committee can exercise negative discretion to determine the actual cash bonus amount paid to each executive officer. Any “negative discretion” takes into account the Compensation Committee’s view of how well each officer performed his or her responsibilities during the relevant period. As a result, the actual cash bonus paid to each executive officer will be calculated for each half of the year, as applicable, using the following formula: (x) the product of such officer’s cash bonus target multiplied by (y) either the Baxter or the Baxalta performance adjustment percentage, as applicable, multiplied by (z) such officer’s individual performance adjustment percentage as determined by the Baxalta Compensation Committee.

In August 2015, Baxter’s Compensation Committee certified achievement of its financial targets for the first half of 2015 such that the funding for each officer’s maximum bonus will be fully funded based on an aggregate achievement to goal of 137% of target. As of the date of this prospectus, the Baxalta Compensation Committee has not made annual cash bonus determinations related to the second half of 2015.

2015 Annual Cash Bonus Program Payouts

Cash bonus program target payouts for each of Baxalta’s named executive officers for 2015 are based on targets approved by Baxter’s Compensation Committee prior to the spin-off and ratified by Baxalta’s Compensation Committee upon the distribution, which range from 65%–135% of annual base salary. These target payouts were based on competitive market data for similar positions, targeting the 50th percentile of the Baxter selected peer group that Baxalta believes is consistent with a business emphasizing long-term growth and innovation. The following table sets forth the determinations of the 2015 annual cash bonus program targets for each of Baxalta’s named executive officers:

	Position	2015 Annual Cash Bonus Program Targets
Name		Percentage of Base Salary	Total Award Value
Ludwig N. Hantson, Ph.D.	President and Chief Executive Officer	135%	$1,485,000

Robert J. Hombach	Executive Vice President, Chief Financial Officer and Chief Operations Officer	95%	$783,750

Peter G. Edwards(1)	Executive Vice President and General Counsel	65%	$357,500

Brian Goff	Executive Vice President and President, Hematology	65%	$373,750

Jacopo Leonardi	Executive Vice President and President, Immunology	65%	$325,000

(1)	In connection with the recruitment of Mr. Edwards to join Baxalta as General Counsel, Baxter set his 2015 cash bonus program target payout at 65% of his annual base salary and provided that he would be eligible for a full year bonus in 2015.

The Baxalta Compensation Committee has not made a determination related to the annual cash bonus program payouts as of the date of this prospectus. Baxalta intends to disclose the actual amount of cash awards approved by the Baxalta Compensation Committee to be paid to and received by Baxalta’s named executive officers as required in its filings with the SEC in 2016.

Spin-Off Retention Cash Bonus

As Baxter worked toward a successful transition plan to create two new independent companies, retaining senior leadership talent through and after the transition date was critical to both the execution of the plan and business continuity. Baxter determined to implement a program for select management employees tied to the successful completion of the separation. Under the program, participants were eligible to receive 75%–150% of their cash bonus award target based on Baxter’s assessment of their individual performance as it related to the successful completion of the separation. Under this program, Mr. Hombach, the only Baxalta named executive officer who was a participant in the program, was eligible for a cash bonus with a target of $750,000.

Baxter determined that all bonuses under the program would be paid at 150% of target to recognize the time and effort each participant dedicated to the successful completion of the separation while also conducting their regular day-to-day responsibilities. Accordingly, Mr. Hombach received $1,125,000 under the program in 2015.

Other Special One-Time Grants

In connection with the recruitment of Mr. Edwards to join Baxalta as General Counsel, Baxter agreed to pay Mr. Edwards a one-time signing bonus of $250,000 in 2015.

Equity-Based Incentive Awards

Equity awards are the most significant components of each named executive officer’s compensation package. Equity awards are intended to motivate executive officers to drive the long-term performance of Baxalta and to align their interests with those of Baxalta’s shareholders. This emphasis is appropriate as these officers have the greatest role in establishing Baxalta’s direction and should have the greatest proportion of their compensation aligned with the long-term interests of shareholders. This alignment is furthered by requiring officers to satisfy the stock ownership guidelines discussed below under the heading “Baxalta’s Stock Ownership Guidelines for Executive Officers and Non-Employee Directors; Prohibitions on Trading.”

Annual Equity Awards

Prior to the distribution, Dr. Hantson and Messrs. Hombach, Goff and Leonardi participated in Baxter’s equity compensation program. Accordingly, their annual equity awards for 2015 were based on Baxter’s determination under its equity compensation program, which involved individual performance assessments and consideration of Baxter’s peer group. Mr. Edwards did not participate in Baxter’s equity compensation program because his employment with Baxter began on June 17, 2015, which was after Baxter’s regular grant date. As a result, all equity granted to Mr. Edwards in 2015 was granted under Baxalta’s equity compensation program.

Concurrently with the distribution, holders of Baxter stock options, restricted stock units and performance share units, to the extent granted prior to January 1, 2015 and whether vested or unvested, generally received both adjusted Baxter awards and Baxalta awards. Baxter stock options and restricted stock units granted on or after January 1, 2015, whether vested or unvested, were generally adjusted into corresponding awards of either Baxter or Baxalta equity based on which company employed the employee holding such awards immediately following the separation, and such awards are subject to the original vesting schedule.

In connection with the distribution, Baxalta approved the Baxalta Incorporated 2015 Incentive Plan (the Incentive Plan). The Incentive Plan provides for the grant of stock options, stock appreciation rights, restricted shares, restricted share units, performance shares, dividend equivalent units, performance share units, cash incentive awards and other equity-based awards. Baxalta intends to grant equity-based incentive awards under the Incentive Plan to its eligible employees on an annual basis. All grants of Baxalta equity-based incentive awards in connection with the spin-off were issued pursuant to the Incentive Plan, including special equity-based awards to Baxalta’s named executive officers, as discussed below under the heading “Founders’ Grants.”

Founders’ Grants

In connection with the spin-off, the Compensation Committee approved a special one-time grant of stock options pursuant to the Incentive Plan to each of Dr. Hantson and Messrs. Hombach, Goff and Leonardi (each, a founders’ grant). Each stock option granted as a founders’ grant will vest in full on the fifth anniversary of July 1, 2015 (subject to accelerated vesting as discussed below under the heading “Potential Payments Upon Termination Following A Change in Control.”), the date of grant, and each was granted with an exercise price equal to the closing price of Baxalta’s common stock on date of grant, and a value equal to the amount listed next to each officer’s name based on the Black-Scholes valuation on such date:

Name	Position	Total Award Value	Number of Options
Ludwig N. Hantson, Ph.D.	President and Chief Executive Officer	$5,500,000	507,380

Robert J. Hombach	Executive Vice President, Chief Financial Officer and Chief Operations Officer	$4,125,000	380,535

Brian Goff	Executive Vice President and President, Hematology	$2,875,000	265,221

Jacopo Leonardi	Executive Vice President and President, Immunology	$2,500,000	230,627

Consistent with many spin-off transactions, these one-time special founders’ grants are intended to serve as a way to ensure continued service to Baxalta by key individuals involved in the successful completion of the spin-off and to further strengthen the link between shareholder value creation and executive compensation.

Other Special One-Time Grants

The Baxalta Compensation Committee approved one-time incremental equity grants for each of Dr. Hantson and Messrs. Hombach, Goff and Leonardi. These grants serve to bring each of their Baxter equity grants that were converted in connection with the spin-off, up to a level commensurate with their positions, compensation and targets at Baxalta. As Mr. Edwards joined after Baxter made its 2015 annual equity awards and prior to the separation, the Compensation Committee determined to approve an equity grant for Mr. Edwards to cover his service to Baxalta, prorated through the remainder of 2015. Each incremental equity grant was split evenly between restricted stock units and stock options, vesting ratably over three years from July 1, 2015, the date of grant. The amount of restricted stock units granted to each named executive officer was determined by the closing stock price on the date of grant. The exercise price of the stock options is equal to the closing price of Baxalta’s common stock on the date of grant. The number of stock options granted was determined utilizing a Black-Scholes valuation on such date. The following table sets forth the final number of restricted stock units and stock options granted to each of Baxalta’s named executive officers as a special one-time incremental equity grant:

Name	Position	Total Award Value	Number of RSUs	Number of Options
Ludwig N. Hantson, Ph.D.	President and Chief Executive Officer	$5,600,000	88,889	328,253

Robert J. Hombach	Executive Vice President, Chief Financial Officer and Chief Operations Officer	$600,000	9,524	35,170

Peter G. Edwards	Executive Vice President and General Counsel	$1,300,000	20,635	76,202

Brian Goff	Executive Vice President and President, Hematology	$600,000	9,524	35,170

Jacopo Leonardi	Executive Vice President and President, Immunology	$740,000	11,746	43,376

In connection with the recruitment of Mr. Edwards to join Baxalta as General Counsel, Baxter agreed to, and the Baxalta Compensation Committee subsequently approved, an additional special one-time grant of restricted stock units with respect to shares of Baxalta common stock with a value equal to $5,100,000, with such grant representing a replacement for equity that Mr. Edwards forfeited upon joining Baxter in anticipation of the spin-off. The restricted stock units were granted pursuant to the Incentive Plan on July 1, 2015 and vest ratably over four years from the date of grant.

Other Benefits and Perquisites

Baxalta’s named executive officers are eligible to participate in employee benefit programs generally offered to other employees. In addition, Baxalta provides certain other perquisites to its named executive officers that are not generally available to other employees, as described below. These perquisites are reported in the “Summary Compensation Table” included in the “Executive Compensation Tables” section of this prospectus.

Relocation Program

Baxalta maintains a relocation program for employees who are relocated for business reasons. Under this program, Baxalta provides relocation assistance to its executive officers, which may include reimbursement for commuting expenses, temporary living expenses, home sale expenses and loss on sale, household goods moving and storage, and cost of living adjustments. Prior to the spin-off, Dr. Hantson and Mr. Edwards were provided relocation benefits by Baxter under its relocation program. Effective upon the spin-off, Baxalta assumed responsibility for providing relocation benefits to Dr. Hantson and Mr. Edwards under the Baxalta relocation program. During 2015, Dr. Hantson and Mr. Edwards were paid an aggregate of $171,649 and $39,985, respectively, in relocation benefits. For more detailed information regarding the relocation benefits provided to Baxalta’s executive officers, see “—Executive Compensation Tables—Summary Compensation Table.”

Pension and Supplemental Pension Plans

Baxter employees that were hired prior to December 31, 2006, including Mr. Hombach, participated in Baxter’s pension and supplemental pension plans. The named executive officers other than Mr. Hombach were not eligible to participate in Baxter’s pension and supplemental pension plans because such plans were closed to new participants as of December 31, 2006. Employees hired or rehired after that date by Baxter received an additional employer contribution from Baxter equal to 3% of his or her compensation in Baxter’s tax-qualified Section 401(k) plan and nonqualified deferred compensation plan.

In accordance with the employee matters agreement that Baxalta entered into with Baxter at the time of the spin-off, Baxalta established pension and supplemental pension plans with terms substantially similar to the corresponding plans of Baxter. The assets and liabilities under the corresponding Baxter plans with respect to transferred employees based in the United States, including Mr. Hombach, were transferred to the corresponding Baxalta plans. Transferred employees, including Mr. Hombach, are eligible to participate in such Baxalta plans to the extent they were eligible to participate in the corresponding Baxter plans as of the applicable employment transfer date. Such transferred employees will receive credit for Baxter service to the extent credited under the corresponding Baxter plan and will receive recognition for compensation paid by Baxter that was recognized under the corresponding Baxter plan as though it were compensation paid by Baxalta. For additional information regarding the employee matters agreement, see “Certain Relationship and Related Person Transactions—Agreements with Baxter—Employee Matters Agreement.”

Deferred Compensation Plan

Each of the named executive officers is eligible to participate in Baxalta’s deferred compensation plan, which permits the officer to defer the receipt of covered compensation and receive a 3.5% company match. Baxalta allows named executive officers to participate in a deferred compensation plan to provide a market competitive plan as well as to facilitate retirement savings as part of the total compensation program in a cost- and tax-effective way for Baxalta. For Baxter employees who became Baxalta employees following the spin-off, including Baxalta’s named executive officers, Baxalta assumed the obligations for benefits accrued while they were Baxter employees under the Baxter deferred compensation plan. Baxalta’s deferred compensation plan permits certain management employees to defer payment and taxation of a portion of salary and bonus and receive an investment return on the deferred amount based on several investment alternatives. Contributions made by Baxalta with respect to the named executive officers are set forth in the “Summary Compensation Table” included in the “Executive Compensation Tables” section of this prospectus.

Other

All other perquisites that Baxalta provides to its named executive officers are minimal. During 2015, Baxalta’s named executive officers were also eligible for reimbursement for executive physical examinations and related health services, and they participated in programs generally offered to Baxalta’s other employees, including medical insurance, dental insurance, life insurance and long-term disability insurance and Baxalta’s tax-qualified Section 401(k) plan. In addition, all employees are eligible to participate in Baxalta’s matching gifts program under which Baxalta’s program matches gifts made by employees and directors to eligible non-profit organizations. The maximum gift total for an executive officer participant in the program is $10,000 in any calendar year, which is greater than the maximum amount the program will match for other employees. For more detailed information regarding benefits and perquisites provided to Baxalta’s named executive officers, see the Summary Compensation Table included in this section.

Compensation Policies and Practices

Baxalta’s Stock Ownership Guidelines for Executive Officers and Non-Employee Directors; Prohibitions on Trading

To drive Baxalta’s long-term performance, Baxalta’s executive officers and non-employee directors are required to own a specified amount of Baxalta stock. Each of Baxalta’s executive officers is required to achieve ownership of Baxalta common stock valued at a minimum of four times annual base salary (six times annual base salary in the case of Baxalta’s Chief Executive Officer). Each of Baxalta’s non-employee directors is required to achieve ownership of Baxalta common stock valued at a minimum of five times their annual cash retainer. In each case, the required ownership requirements must be met within five years of becoming an executive officer or non-employee director. These requirements, like the executive compensation recoupment policy discussed below, help ensure long-term focus and appropriate levels of risk-taking by Baxalta’s executive officers and non-employee directors.

Pursuant to Baxalta’s securities trading policy, all Baxalta employees, including all named executive officers, and directors are prohibited from engaging in short-term trading activities and option transactions in Baxalta stock. As a result, such persons cannot enter into any “put” or “call” options or otherwise buy or sell derivatives on any Baxalta stock. Additionally, it is Baxalta’s policy to not permit officers to pledge Baxalta stock as collateral for loans or otherwise as a security interest.

Risk Assessment of Compensation Policies and Practices

With the assistance of FwC, the Baxter Compensation Committee reviewed Baxter’s material compensation policies and practices applicable to its employees, including its executive officers, and concluded that these policies and practices do not create risks that are reasonably likely to have a material adverse effect on Baxter. The key features of the executive compensation program that support this conclusion include:

•	appropriate pay philosophy, peer group and market positioning;

•	effective balance in cash and equity mix, short- and long-term focus, corporate, business unit and individual performance focus and financial and non-financial performance measurement and discretion; and

•	meaningful risk mitigants, such as the stock ownership guidelines and executive compensation recoupment policy discussed below.

Baxalta has not yet established compensation policies and practices different from the policies and practices established by Baxter and reviewed by the Baxter Compensation Committee. Baxalta plans to review its material compensation policies and practices once they are established by Baxalta’s Compensation Committee and expects to assess how those policies and practices may create risks that are reasonably likely to have a material adverse effect on Baxalta as such policies and practices are implemented.

Executive Compensation Recoupment Policy

Baxalta has an executive compensation recoupment policy that applies to all cash bonuses paid by Baxalta under its incentive plans and all grants of equity awarded by Baxalta to any person designated as an officer by the Board. Following any restatement of Baxalta’s financial results that requires an amendment to any previously filed results or if an officer violates a restrictive covenant contained in any agreement between Baxalta and such officer, the Board will review the facts and circumstances that led to the requirement for the restatement or the violation and take any actions it deems appropriate with respect to executive incentive compensation. With respect to a restatement, the Board will consider whether an officer received compensation based on performance reported, but not actually achieved, or was accountable for the events that led to the restatement, including any misconduct. Actions the Board may take include: recovery, reduction or forfeiture of all or part of any bonus, equity or other compensation previously provided or to be provided in the future; disciplinary actions; and the pursuit of any other remedies.

Severance Arrangements

Baxalta’s named executive officers are eligible for certain severance and change in control benefits. Severance benefits are generally set forth in the severance agreements to which each named executive officer is a party. Each severance agreement, as amended, provides for benefits to Baxalta’s named executives in connection with a change in control. For additional information regarding severance payments and benefits, see “—Potential Payments Upon Termination Following A Change in Control.”

In addition, Baxalta’s standard terms and conditions for equity grants include a “double-trigger” vesting provision, which provides that vesting would be accelerated if the recipient’s employment is terminated by Baxalta other than for “Cause” or by the recipient for “Good reason,” as such terms are defined in the Incentive Plan, in either case within two years following a change of control of Baxalta (if the awards are assumed in the transaction). All of Baxalta’s equity incentive awards include “double-trigger” vesting provisions. For additional information regarding severance payments and benefits, see “—Potential Payments Upon Termination Following A Change in Control.”

In the event that awards are not assumed in a connection with a change of control, Baxalta’s Compensation Committee may, in its sole discretion, adjust outstanding equity incentive awards under the Incentive Plan in the manner it deems equitable, which may include cancellation of certain outstanding equity incentive awards in return for cash payment of the current value of such award, determined as though such award is fully vested at the time of payment.

Pursuant to the Merger Agreement related to Baxalta’s proposed Merger with Shire, Shire has agreed to assume outstanding Baxalta equity incentive awards upon consummation of the Merger. For additional information regarding the proposed Merger, see “The Proposed Merger.”

Executive Compensation Tables

The following tables contain compensation information for Baxalta’s named executive officers for 2015. Each of Baxalta’s named executive officers was employed by Baxter prior to the separation; therefore, the compensation information included below for periods prior to July 1, 2015 reflects compensation earned at Baxter in accordance with the design and objectives of the Baxter executive compensation programs in place prior to the separation. The compensation decisions regarding Baxalta’s named executive officers prior to the separation were made by the Baxter Compensation Committee or by Baxter executive officers. Executive compensation decisions following the separation were made by Baxalta’s Compensation Committee. The information included in the tables below should be read in conjunction with the “Executive Compensation Discussion and Analysis” section of this prospectus.

Summary Compensation Table

Name and Principal Position	Year	Salary	Bonus (1)	Stock Awards (2)	Option Awards (3)	Non-Equity Incentive Plan Compensation (4)	Change in Pension Value and Non-qualified Deferred Compensation Earnings (5)	All Other Compensation (6)	Total
Ludwig N. Hantson, Ph.D.	2015	$1,119,231	$—	$4,497,392	$9,661,907	$1,485,000	$—	$331,499	$17,095,029
President and Chief Executive Officer	2014	$833,846	$—	$972,541	$1,191,276	$1,370,850	$—	$118,315	$4,486,828
	2013	$742,308	$—	$1,096,573	$1,428,483	$1,004,250	$—	$135,267	$4,406,881

Robert J. Hombach	2015	$832,577	$1,125,000	$1,941,511	$5,786,910	$783,750	$1,504,883	$66,158	$12,040,789
Executive Vice President, Chief Financial Officer and Chief Operations Officer	2014	$755,000	$—	$3,886,103	$1,191,276	$1,049,061	$2,601,713	$57,478	$9,540,631
	2013	$687,692	$—	$877,271	$1,142,793	$890,435	$744,791	$54,510	$4,397,492

Peter G. Edwards	2015	$302,500	$250,000	$5,750,010	$650,003	$357,500	$—	$55,616	$7,365,630
Executive Vice President and General Counsel

Brian Goff	2015	$581,040	$—	$771,368	$3,592,024	$373,750	$—	$46,772	$5,364,954
Executive Vice President and President, Hematology	2014	$478,800	$—	$588,014	$362,252	$352,853	$—	$48,002	$1,829,921

Jacopo Leonardi	2015	$432,363	$—	$574,996	$3,057,652	$325,000	$—	$31,754	$4,421,765
Executive Vice President and President, Immunology

(1)	Amounts shown in this column represent the spin-off retention cash bonus for Mr. Hombach and the sign-on cash bonus for Mr. Edwards. Mr. Hombach was paid a $1,125,000 one-time spin-off retention cash bonus in 2015, which was approved by the Baxter Compensation Committee in connection with the spin-off. Mr. Edwards was paid a one-time signing bonus of $250,000 in 2015.
(2)	Awards granted in 2015 represent the value of restricted stock units granted and the value of PSUs granted in prior years for which the performance target was evaluated in 2015. The grant date fair value of the maximum amount of shares payable under the performance share units granted in prior years, but for which the performance measures were established in 2015, is as follows: Dr. Hantson ($960,078); Mr. Hombach ($848,312); Mr. Goff ($131,204); and Mr. Leonardi ($44,844). New PSUs were not granted to the named executive officers in 2015. Awards granted for 2014 and 2013 represent the aggregate fair value of RSUs and PSUs granted. All amounts reflect the grant date fair value computed in accordance with FASB ASC Topic 718. RSU awards were valued as of the grant date by multiplying the closing price of the common stock of the applicable entity on the NYSE on that date by the number of shares subject to the awards. Refer to Note 10 of the audited financial statements included elsewhere in this prospectus for more information on how grant date fair values of PSUs were calculated. Dividend equivalents accrue on the PSUs and RSUs and are paid only if the underlying awards vest. For further information on these awards, see the “2015 Grants of Plan-Based Awards” table and the accompanying narrative.
(3)

Awards granted in 2015 represent the value of stock options, including founders’ grants made to Dr. Hantson and Messrs. Hombach, Goff and Leonardi. Amounts shown reflect a grant date fair value computed in accordance with FASB ASC Topic 718, rather than an amount paid to or realized by the named executive officer. These amounts also include the incremental fair value of the conversion from Baxter stock options granted in 2015 prior to the distribution to Baxalta stock options. Refer to Note 13 of the unaudited financial statements included elsewhere in this prospectus for more information on how grant date fair values of the stock options were calculated. For further information on these awards, see the 2015 Grants of Plan-Based Awards table.
(4)	2015 amounts represent payouts under Baxalta’s annual cash bonus program at target. The actual amount to be paid for 2015 have not yet been determined as of the date of this prospectus. 2014 and 2013 amounts, if any, represent cash awards earned by such named executive officer under Baxter’s annual cash bonus plans. For a description of the methodology applied in determining the payouts under Baxalta’s annual cash bonus program, see “Executive Compensation Discussion and Analysis—Elements of Compensation—Cash Bonus Awards.”
(5)	Amounts shown in this column for Mr. Hombach represent the aggregate change in actuarial present value in his pension benefits that Baxalta assumed from Baxter in connection with the separation.
(6)	The elements of compensation included in the “All Other Compensation” column for 2015 are set forth in the table below.

The amounts shown for “All Other Compensation” for 2015 include (a) contributions to the named executive’s account under the Baxalta Incorporated 401(k) Savings Plan; (b) contributions to the named executive’s account under the Baxalta Incorporated Deferred Compensation Plan; (c) Baxalta-paid charitable matching gifts and life insurance premiums; (d) relocation payments; and (e) tax reimbursements in the following amounts:

Name	401(k) Plan Contributions	Deferred Compensation Contributions	Life Insurance Premiums and Matching Charitable Gifts(1)	Relocation(2)	Tax Reimbursements(3)	Total
Ludwig N. Hantson, Ph.D.	$17,225	$140,717	$1,908	$95,513	$76,136	$331,499
Robert J. Hombach	$9,275	$54,979	$1,904	$—	$—	$66,158
Peter G. Edwards	$13,806	$1,125	$700	$24,552	$15,434	$55,616
Brian Goff	$17,225	$20,075	$9,472	$—	$—	$46,772
Jacopo Leonardi	$17,225	$13,896	$633	$—	$—	$31,754

(1)	For Mr. Goff, the amount set forth above reflects $8,500 in charitable matching contributions for 2015 on behalf of Mr. Goff under the Baxalta matching gifts program.
(2)	In anticipation of the separation, Baxter provided relocation benefits to Dr. Hantson and Mr. Edwards under the Baxter executive relocation program. Baxalta assumed these costs and future payments associated with these benefits in connection with the separation. The amounts set forth above reflect relocation benefits provided to Dr. Hantson and Mr. Edwards related to commuting expenses, temporary living expenses, home sale expenses and loss on sale, household goods moving and storage, and/or cost of living adjustments.
(3)	Tax reimbursements represent amounts paid related to certain relocation benefits provided to Dr. Hantson and Mr. Edwards.

2015 Grants of Plan-Based Awards

Name	Grant Date		Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)(2)	All Other Option Awards: Number of Securities Underlying Options (#)(3)	Exercise or Base Price of Option Awards ($/Sh)(4)	Grant Date Fair Value of Stock and Option Awards ($)(5)
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
Ludwig N. Hantson Ph.D.
Cash Bonus			—	1,485,000	2,970,000
Stock Option Grant	3/3/2015	(6)								287,936	$32.04	1,361,910
Stock Option Grant	7/1/2015	(7)								835,633	$31.50	8,299,997
RSU Grant	3/3/2015	(6)							37,996			1,217,349
RSU Grant	7/1/2015	(8)							88,889			2,800,004
ROIC PSU Grant (tranche 3 – 2013)	3/3/2015	(9)				1,007	4,029	8,058				279,693
ROIC PSU Grant (tranche 2 – 2014)	3/3/2015	(10)				722	2,886	5,772				200,346

Robert J. Hombach
Cash Bonus			—	783,750	1,610,000
Stock Option Grant	3/3/2015	(6)								287,936	$32.04	1,361,910
Stock Option Grant	7/1/2015	(7)								415,705	$31.50	4,425,000
RSU Grant	3/3/2015	(6)							37,996			1,217,349
RSU Grant	7/1/2015	(8)							9,524			300,006
ROIC PSU Grant (tranche 3 – 2013)	3/3/2015	(9)				806	3,224	6,448				223,810
ROIC PSU Grant (tranche 2 – 2014)	3/3/2015	(10)				722	2,886	5,772				200,346

Peter G. Edwards
Cash Bonus			—	357,500	1,100,000
Stock Option Grant	7/1/2015	(7)								76,202	$31.50	650,003
RSU Grant	7/1/2015	(11)							182,540			5,750,010

Brian Goff
Cash Bonus			—	373,750	1,125,000
Stock Option Grant	3/3/2015	(6)								88,168	$32.04	417,028
Stock Option Grant	7/1/2015	(7)								300,391	$31.50	3,174,996
RSU Grant	3/3/2015	(6)							12,665			405,760
RSU Grant	7/1/2015	(8)							9,524			300,006
ROIC PSU Grant (tranche 3 – 2013)	3/3/2015	(9)				109	437	874				30,337
ROIC PSU Grant (tranche 2 – 2014)	3/3/2015	(10)				127	508	1,016				35,265

Jacopo Leonardi
Cash Bonus			—	325,000	845,180
Stock Option Grant	3/3/2015	(6)								39,674	$32.04	187,658
Stock Option Grant	7/1/2015	(7)								274,003	$31.50	2,869,994
RSU Grant	3/3/2015	(6)							5,698			182,575
RSU Grant	7/1/2015	(8)							11,746			369,999
ROIC PSU Grant (tranche 3 – 2013)	3/3/2015	(9)				35	141	282				9,788
ROIC PSU Grant (tranche 2 – 2014)	3/3/2015	(10)				46	182	364				12,634

(1)

The amounts shown represent award opportunities under the Baxalta’s 2015 annual cash bonus program at 100% of target bonus and maximum of bonus. There is no minimum threshold for annual cash bonuses. Each of the “Target” and the “Maximum” column reflects the aggregate award for both performance period in 2015. For each half of 2015, the maximum award for each officer was one times the base salary in effect during the relevant performance period, with the exception of Dr. Hantson, whose maximum award for each half of 2015 is one times his current target bonus. For the first half of 2015, the amounts shown were calculated using the following base salaries: Mr. Hombach – 785,000, Mr. Edwards – 550,000, Mr. Goff – 550,000 and Mr. Leonardi – 345,000. For the second half of 2015, the amounts shown were calculated using the following base salaries: Mr. Hombach – 825,000, Mr. Edwards – 550,000, Mr. Goff – 575,000 and

Mr. Leonardi – 500,000. Even if Baxalta meets (or Baxter has met) the financial targets under its annual cash bonus program, Baxalta’s Compensation Committee may use negative discretion to reduce the award. For a description of the methodology applied in determining payouts under Baxalta’s annual cash bonus program, see “—Executive Compensation Discussion and Analysis—Elements of Executive Compensation—Cash Bonus Awards.”
(2)	Unless otherwise noted, all stock awards (a) are RSUs granted in 2015, (b) are granted under the Incentive Plan, and (c) vest ratably in annual one-third (1/3) increments over the three-year period beginning on the grant date.
(3)	Unless otherwise noted, all stock option awards (a) are nonqualified stock options granted in 2015, (b) are granted under the Incentive Plan, (c) vest ratably in annual one-third (1/3) increments over the three-year period beginning on the one-year anniversary of the grant date, and (d) have a term of ten years.
(4)	The option exercise price for the stock options dated March 3, 2015 was the closing price of Baxter common stock on the date the stock options were granted (as adjusted for the distribution). The option exercise price for the stock options dated July 1, 2015 was the closing price of Baxalta common stock on the date the stock options were granted.
(5)	For stock options granted prior to the distribution, the amounts also include the incremental fair value of the conversion from Baxter stock options to Baxalta stock options as calculated in accordance with FASB ASC Topic 718.
(6)	Awards were converted to Baxalta awards from Baxter awards granted prior to the spin-off. These awards were converted at the time of distribution using a ratio of approximately 2.1667 shares of Baxalta common stock to one share of Baxter common stock. For option grants, the strike price of the option was adjusted by dividing the exercise price for shares of Baxter common stock by approximately 0.4615.
(7)	Represents (i) incremental grant of stock options in connection with the spin-off that serves as either (y) an incremental make-whole for service to Baxalta, prorated through the remainder of 2015, or (x) as a way to cover additional and separate service to Baxalta, prorated through the remainder of 2015, and (ii) a founders’ grant awarded as a special, one-time award associated with the founding of Baxalta as a new public company that are scheduled to vest in full on the fifth anniversary of July 1, 2015. See “—Executive Compensation Discussion and Analysis—Elements of Compensation—Equity-Based Incentive Awards.”
(8)	Represents an incremental grant of RSUs in connection with the spin-off that serves as either (i) an incremental make-whole for service to Baxalta, prorated through the remainder of 2015, or (ii) as a way to cover additional and separate service to Baxalta, prorated through the remainder of 2015. See “—Executive Compensation Discussion and Analysis—Elements of Compensation—Equity-Based Incentive Awards.”
(9)	Baxter PSUs were granted to the executive in March 2013 (2013 Baxter PSUs) while the executive was a Baxter employee. Upon the distribution, the 2013 Baxter PSUs were converted, such that for each 2013 Baxter PSU granted the executive received one PSU that will be paid out in Baxalta common stock and one PSU that will be paid out in Baxter common stock, both based on the achievement of annual ROIC goals over the three-year performance period commencing with the year in which the PSUs were awarded, which for this grant was January 1, 2013. The amounts set forth under “Threshold,” “Target” and “Maximum” represent the number of shares of both Baxter and Baxalta common stock that would be paid out under the third of the three ROIC performance periods of the 2013 ROIC PSUs if the annual ROIC goal for 2015 meets 93%, 100% and 107% of the target, respectively. Because of the spin-off, the 2015 performance period for certain converted and outstanding PSUs, including the 2013 ROIC PSUs, was divided into two periods: (i) January 1, 2015 to June 30, 2015, based on Baxter performance during such period as reviewed and certified by Baxter’s Compensation Committee; and (ii) July 1, 2015 to December 31, 2015, based on Baxalta’s performance during such period as reviewed and certified by Baxalta’s Compensation Committee. This modification was necessary as the performance metrics applicable to the PSUs would no longer be meaningful following the spin-off. The awards maintained their original vesting schedule. Performance through June 30, 2015 was reviewed and certified by the Baxter Compensation Committee such that PSUs were earned at 62% of target payout for the first half of 2015. As of the date of this prospectus, performance through December 31, 2015 has not been reviewed and certified by the Baxalta Compensation Committee.
(10)

Baxter PSUs were granted to the executive in March 2014 (2014 Baxter PSUs) while the executive was a Baxter employee. Upon the distribution, the 2014 Baxter PSUs were converted, such that for each 2014

Baxter PSU granted the executive received one PSU that will be paid out in Baxalta common stock and one PSU that will be paid out in Baxter common stock, both based on the achievement of annual ROIC goals over the three-year performance period commencing with the year in which the PSUs were awarded, which for this grant was January 1, 2014. The amounts set forth under “Threshold,” “Target” and “Maximum” represent the number of shares of both Baxter and Baxalta common stock that would be paid out under the second of the three ROIC performance periods of the 2014 ROIC PSUs if Baxter’s annual ROIC goal for 2015 meets 93%, 100% and 107% of the target, respectively. Because of the spin-off, the 2015 performance period for certain converted and outstanding PSUs, including the 2014 ROIC PSUs, was divided into two periods: (i) January 1, 2015 to June 30, 2015, based on Baxter performance during such period as reviewed and certified by Baxter’s Compensation Committee; and (ii) July 1, 2015 to December 31, 2015, based on Baxalta’s performance during such period as reviewed and certified by Baxalta’s Compensation Committee. This modification was necessary as the performance metrics applicable to the PSUs would no longer be meaningful following the spin-off. The awards maintained their original vesting schedule. Performance through June 30, 2015 was reviewed and certified by the Baxter Compensation Committee. As of the date of this prospectus, performance through December 31, 2015 has not been reviewed and certified by the Baxalta Compensation Committee. The remaining one-third of the 2014 ROIC PSUs, which is based on the achievement of annual ROIC goals in 2016, is not included in the above table because it is not considered granted for accounting purposes until the ROIC goals are set for the year.
(11)	Represents a special one-time grant of 161,905 RSUs granted in connection with the recruitment of Mr. Edwards to join Baxalta as General Counsel, which vest ratably over four years from the date of grant. The amount also includes an additional incremental grant of 20,635 RSUs granted to cover Mr. Edwards’ service to Baxalta, prorated through the remainder of 2015 because he joined after Baxter made its 2015 annual equity grant, which vest ratably over three years from the date of grant. See “—Executive Compensation Discussion and Analysis—Elements of Compensation—Equity-Based Incentive Awards.”

Replacement Awards Granted in 2015

Replacement Awards. As discussed above, Baxalta approved the Incentive Plan in connection with the spin-off. The Incentive Plan provides for the grant of replacement awards (Replacement Awards) in accordance with the terms of the employee matters agreement entered into in connection with the spin-off. As discussed below under the heading “Adjustments to Equity Awards in connection with the Spin-off,” the employee matters agreement addresses, among other things, the mechanism for the conversion and adjustment of equity awards (including stock options, PSUs and RSUs) in connection with the spin-off into replacement awards based on shares of Baxter common stock and/or Baxalta common stock, as applicable. In connection with the spin-off, Baxalta’s named executive officers received Replacement Awards with respect to their outstanding Baxter equity-based awards, which are reflected in the “Outstanding Equity Awards at Year-End” table below.

Outstanding Equity Awards at Year-End

	Option Awards				Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable (1)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(2)	Market Value of Shares or Units of Stock That Have Not Vested ($)(2)	Performance Period and PSU Type (3)(4)		Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(3)(4)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(3)(4)
Ludwig N. Hantson, Ph.D.
	84,367		24.83	3/4/2021	196,100	7,653,784	2013 – 2015	(G)	12,905	503,678
	88,597		26.53	3/6/2022			2014 – 2016	(G)	8,991	350,905
	79,302	39,651	32.42	3/3/2023			2013	(R)	12,905	503,678
	34,393	68,788	31.86	3/4/2024			2014	(R)	8,991	350,905
		287,936	32.04	3/3/2025
		507,380	31.50	7/1/2025
		328,253	31.50	7/1/2025
Robert J. Hombach
	49,628		24.83	3/4/2021	101,361	3,956,124	2013 – 2015	(G)	10,324	402,959
	88,597		26.53	3/6/2022			2014 – 2016	(G)	8,991	350,905
	63,442	31,721	32.42	3/3/2023			2013	(R)	10,324	402,959
	34,393	68,788	31.86	3/4/2024			2014	(R)	8,991	350,905
		287,936	32.04	3/3/2025
		380,535	31.50	7/1/2025
		35,170	31.50	7/1/2025
Peter G. Edwards
		76,202	31.50	7/1/2025	182,938	7,140,077
Brian Goff
	37,000		23.15	6/1/2022	30,081	1,174,070	2013 – 2015	(G)	1,398	54,547
	17,182	8,591	32.42	3/3/2023			2014 – 2016	(G)	1,584	61,815
	10,458	20,918	31.86	3/4/2024			2013	(R)	1,398	54,547
		88,168	32.04	3/3/2025			2014	(R)	1,584	61,815
		265,221	31.50	7/1/2025
		35,170	31.50	7/1/2025
Jacopo Leonardi
	2,051		26.53	3/6/2022	22,217	867,141	2013 – 2015	(G)	452	17,627
	5,551	2,776	32.42	3/3/2023			2014 – 2016	(G)	568	22,172
	3,754	7,509	31.86	3/4/2024			2013	(R)	452	17,627
		39,674	32.04	3/3/2025			2014	(R)	568	22,172
		230,627	31.50	7/1/2025
		43,376	31.50	7/1/2025

(1)	The chart below represents stock options vesting as follows:

Name	March 2016	July 2016	March 2017	July 2017	March 2018	July 2018	July 2020
Dr. Hantson	74,045	109,417	130,373	109,418	95,979	109,418	507,380
Mr. Hombach	162,093	11,723	130,373	11,723	95,979	11,724	380,535
Mr. Edwards	—	25,400	—	25,401	—	25,401	—
Mr. Goff	48,439	11,723	39,848	11,723	29,390	11,724	265,221
Mr. Leonardi	19,754	14,458	16,980	14,459	13,225	14,459	230,627

(2)	The amounts in the column represent RSU awards and earned but unvested PSUs from the 2013 PSU grant relating to the 2013 and 2014 ROIC performance period. The earned but unvested PSUs will vest in January 2016. Amounts in the columns also represent earned but unvested PSUs from the 2014 PSU grant relating to the 2014 ROIC performance period. The earned but unvested PSUs will vest in January 2017. In addition, the amounts in the column for Dr. Hantson reflect 176,884 RSUs which include 5,339 dividend shares accrued and will vest as follows: 12,665 in March 2016, 29,334 in July 2016, 12,665 in March 2017, 16,666 in June 2017, 29,333 in July 2017, 12,667 in March 2018, 16,667 in June 2018, 30,222 in July 2018 and 16,667 in June 2019. The amounts in the column for Mr. Hombach reflect 87,519 RSUs which include 1,956 dividend shares accrued and will vest as follows: 12,665 in March 2016, 3,143 in July 2016, 12,665 in March 2017, 40,000 in June 2017, 3,143 in July 2017, 12,667 in March 2018 and 3,238 in July 2018. The amounts in the column for Mr. Edwards reflect 182,540 RSUs which include 398 dividend shares accrued and will vest as follows: 47,286 in July 2016, 47,286 in July 2017, 47,491 in July 2018 and 40,477 in July 2019. The amounts in the columns for Mr. Goff reflect 27,810 RSUs which include 444 dividend shares accrued and will vest as follows: 5,964 in March 2016, 3,143 in July 2016, 5,159 in March 2017, 3,143 in July 2017, 3,000 in September 2017, 4,223 in March 2018 and 3,238 in July 2018. The amounts in the column for Mr. Leonardi reflect 21,378 RSUs which include 243 dividend shares accrued and will vest as follows: 2,495 in March 2016, 3,877 in July 2016, 2,237 in March 2017, 3,876 in July 2017, 3,000 in September 2017, 1,900 in March 2018 and 3,993 in July 2018. Amounts shown in the columns also include the dividend shares accrued on the RSUs granted to each of the named executive officers. The market value of these unvested RSUs is based on the closing price of Baxalta common stock on December 31, 2015 ($39.03).
(3)	For the grants noted with a (G), these amounts represent the threshold number and value of shares of common stock that an officer would receive under the growth in shareholder value (GSV) PSUs granted for the 2013-2015, and 2014-2016 performance periods. The market value of the performance share units included in these columns is based on the closing price of Baxalta common stock on December 31, 2015 ($39.03). Amounts in these columns also include the dividend shares accrued on the performance share units. With respect to the GSV PSUs granted for the 2013-2015 performance period, the final award determinations have not been made by the Baxalta Compensation Committee as of the date of this prospectus. Final payouts under the GSV PSUs for the 2014-2016 performance periods will not be known until the respective performance period is completed, and therefore it is possible that no shares of common stock will be paid out under these GSV PSUs. For more information about these awards, see below under the heading “Adjustments to Equity Awards in connection with the Spin-off.”
(4)

For the grants noted with an (R), amounts represent the maximum number and value of shares of common stock that an officer would receive under the ROIC PSUs granted in 2014. The market value of the performance share units included in these columns is based on the closing price of Baxalta common stock on December 31, 2015 ($39.03). Amounts in these columns also include the dividend shares accrued on the performance share units. With respect to the 2015 performance period, which is the second of the three annual ROIC performance periods for the ROIC PSUs granted in 2014 and the third of the three annual ROIC performance periods for the ROIC PSUs granted in 2013, the final award determinations have not been made by the Baxalta Compensation Committee as of the date of this prospectus. However, these ROIC PSUs will not pay out until 2017 (2014 grants) and 2016 (2013 grants), when all three annual ROIC performance periods related to the ROIC PSUs granted in 2014 and 2013 have been completed, and it is possible that no shares of common stock will be earned with regard to the remaining annual performance periods if the established targets are not met for those periods. For more information about these awards, see below under the heading “Adjustments to Equity Awards in connection with the Spin-off.”

Adjustments to Equity Awards in connection with the Spin-off. In connection with the spin-off, Baxalta entered into the employee matters agreement with Baxter, which governs, among other things, Baxalta’s compensation and employee benefit obligations following the spin-off with respect to Baxalta’s current employees. The employee matters agreement addresses, among other things, the mechanism for the adjustment and conversion of outstanding incentive awards (including stock options, PSUs and RSUs) in connection with the spin-off into Replacement Awards based on Baxter common shares and/or Baxalta’s common stock, as applicable. For purposes of the vesting of the Replacement Awards, continued employment or service with Baxter, or with Baxalta, will be treated as continued employment for purposes of both Baxter’s and Baxalta equity awards. Under the employee matters agreement and subject to limited exceptions:

•	each Baxter stock option granted prior to January 1, 2015 (other than new hire grants made on or after July 1, 2014) that remained outstanding immediately prior to the distribution, whether vested or unvested, was converted concurrently with the distribution into both an adjusted Baxter stock option and a Baxalta stock option;

•	each Baxter stock option granted on or after January 1, 2015 (or, with respect to new hire grants, on or after July 1, 2014), but prior to the distribution that was outstanding immediately prior to the distribution, whether vested or unvested, was converted concurrently with the distribution into (x) an adjusted Baxter stock option in the case of Baxter employees or (y) a Baxalta stock option in the case of Baxalta employees;

•	each Baxter PSU award granted prior to January 1, 2015 that was outstanding immediately prior to the distribution was converted (whether or not vested or unvested) into (x) a number of Baxter PSU awards equal to the number of Baxter common shares payable in respect of such Baxter PSU award and (y) an equal number of Baxalta PSU awards;

•	each holder of Baxter RSU awards granted prior to January 1, 2015 (other than new hire grants made on or after July 1, 2014) that were outstanding immediately prior to the distribution, whether vested or unvested, received (in addition to retaining such Baxter RSU awards) concurrently with the distribution an equal number of Baxalta RSU awards; and

•	each Baxter RSU award granted on or after January 1, 2015 (or, with respect to new hire grants, on or after July 1, 2014) but prior to the distribution that was outstanding as of immediately prior to the distribution, whether vested or unvested, were converted concurrently with the distribution into (x) an adjusted Baxter RSU award in the case of Baxter employees or (y) a Baxalta RSU award in the case of Baxalta employees.

Baxter PSUs were granted to the Dr. Hantson and Messrs. Hombach, Goff and Leonardi in March 2013 (2013 Baxter PSUs) and March 2014 (2014 Baxter PSUs) while the executive was a Baxter employee. The 2013 Baxter PSUs and 2014 Baxter PSUs were each divided into two equal tranches. The payout of shares of Baxter common stock was set at a range of 0% to 200% of the number of PSUs awarded. The first of these tranches, the GSV PSUs, has a payout amount determined by Baxter’s growth in shareholder value up until the distribution and the combined Baxter and Baxalta growth in shareholder value following the distribution relative to the growth in shareholder value of the healthcare peers included in Baxter’s peer group during the three-year performance period commencing on January 1, 2013 for the 2013 Baxter PSUs and January 1, 2014 for 2014 Baxter PSUs. The second of these tranches, the ROIC PSUs, has a payout amount based on the achievement of annual or semi-annual ROIC goals over the three-year performance period commencing on January 1, 2013 for the 2013 Baxter PSUs and January 1, 2014 for 2014 Baxter PSUs. Upon the distribution, the 2013 Baxter PSUs and 2014 Baxter PSUs were converted such that for each respective PSU granted prior to the spin-off, the named executive officer received one PSU that will be paid out in Baxalta common stock (each a Baxalta PSU) and one PSU that will be paid out in Baxter common stock (each a Baxter PSU).

Because of the spin-off, the 2015 performance period for all converted and outstanding Baxalta ROIC PSUs relating to 2013 Baxter ROIC PSUs and 2014 Baxter ROIC PSUs were divided into two periods: (i) January 1, 2015 to June 30, 2015, based on Baxter performance during such period as reviewed and certified by Baxter’s Compensation Committee; and (ii) July 1, 2015 to December 31, 2015, based on Baxalta’s performance during such period as reviewed and certified by Baxalta’s Compensation Committee. This modification was necessary as the performance metrics applicable to such PSUs would no longer be meaningful following the spin-off. The awards maintained their original vesting schedule. Performance through June 30, 2015 was reviewed and certified by the Baxter Compensation Committee. As of the date of this prospectus, performance through December 31, 2015 has not been reviewed and certified by the Baxalta Compensation Committee.

The Replacement Awards that a holder received in connection with the spin-off are subject to substantially the same terms, vesting conditions and other restrictions, if any, that were applicable prior to the spin-off.

Option Exercises and Stock Vested

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)(1)	Value Realized on Exercise ($)(2)	Number of Shares Acquired on Vesting (#)(3)	Value Realized on Vesting($)(4)
Ludwig N. Hantson, Ph.D.	—	—	39,350	2,611,325
Robert J. Hombach	—	—	—	—
Peter G. Edwards	—	—	—	—
Brian Goff	—	—	13,537	906,014
Jacopo Leonardi	2,051	19,748	9,792	497,018

(1)	Mr. Leonardi exercised these stock options in March 2015, prior to the spin-off.
(2)	Represents the aggregate dollar amount realized upon the exercise of stock options.
(3)	For Dr. Hantson and Messrs. Goff and Leonardi, the number of shares acquired on vesting includes the amount of Baxter PSUs and RSUs that vested prior to the spin-off.
(4)	Represents the market value of PSUs and RSUs on the date of vesting as calculated by multiplying the closing price of Baxter’s or Baxalta’s common stock, as applicable, on the vesting date by the number of shares acquired before withholding taxes.

Pension Benefits

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)(1)	Payments During Last Fiscal Year ($)
Robert J. Hombach(2)	Pension Plan	26	1,400,930	—
	Supplemental Pension Plan	26	7,140,033	—

(1)	The amounts in this column have been determined as follows: the accrued benefit was calculated using pensionable earnings and benefit service through 2015; present value of this accrued benefit payable at the earlier of normal retirement (age 65) or the earliest point where it would be unreduced (85 points, where each year of age and Baxter and Baxalta service equals one point) was calculated as an annuity payable for the life of the participant only; the present value of the benefit at the assumed payment age was discounted with interest only to the current age as of measurement date. The present values of the accrued benefits disclosed in the table above are primarily based on the following assumptions:

Assumption	Value
Discount Rate	4.60%
Postretirement Mortality	Retirement Plan 2014, projected with generational improvement
Termination/Disability	None assumed
Retirement Age	Earlier of age 65 or attainment of 85 points

(2)	Aside from Mr. Hombach, all other named executive officers of Baxalta are not eligible to participate in either the pension or supplemental pension plan that Baxalta adopted from Baxter because they joined Baxter after these plans were closed as of December 31, 2006. Instead, they received an additional employer contribution equal to 3% of their compensation in Baxter’s tax-qualified Section 401(k) plan and nonqualified deferred compensation plan during their employment with Baxter in 2015 and receive additional employer contributions equal to 3% of their compensation in Baxalta’s tax-qualified Section 401(k) plan and nonqualified deferred compensation plan since the spin-off.

Baxalta’s tax-qualified pension plan is a broad-based retirement income plan. The normal retirement (age 65) benefit equals (i) 1.75 percent of a participant’s “Final Average Pay” multiplied by the participant’s number of years of pension plan participation, which includes participation in the Baxter tax-qualified pension plan for Baxalta employees that were transferred in connection with the spin-off, minus (ii) 1.75 percent of a participant’s estimated primary social security benefit, multiplied by the participant’s years of pension plan participation. “Final Average Pay” is equal to the average of a participant’s five highest consecutive calendar years of earnings out of his or her last ten calendar years of earnings. In general, the compensation considered in determining the pension payable to the named executive officer includes salary and cash bonuses awarded under the officer bonus program. Although age 65 is the normal retirement age under the pension plan, the pension plan has early retirement provisions based on a point system. Under the point system, each participant is awarded one point for each year of pension plan participation and one point for each year of age. Participants who terminate employment after accumulating at least 65 points, and who wait to begin receiving their pension plan benefits until they have 85 points, receive an unreduced pension plan benefit regardless of their actual age when they begin receiving their pension plan benefits.

Baxalta’s supplemental pension plan is offered to provide a benefit for the amount of eligible compensation that is disallowed as pensionable earnings under the pension plan pursuant to provisions of the Code, that limit the benefit available to highly compensated employees under qualified pension plans. Accordingly, this plan is available to all employees eligible to participate in the pension plan whose benefit under the pension plan is limited by the Code. If the present value of the benefit exceeds $50,000, the participant will be paid in an annuity commencing when the participant is first eligible for early retirement, regardless of whether the participant elects to commence his or her qualified plan benefit at that time. As permitted by the transitional rules under the tax regulations referred to above, persons who were participants in the Baxter plan at the end of 2007 were given a one-time option to elect a different commencement date. Deferred salary and bonus amounts that may not be included under the pension plan are included in the supplemental plan.

Participation in the Baxter pension and supplemental pension plans was closed as of December 31, 2006. Any participant who transferred to Baxalta as an employee from Baxter as part of the spin-off that was hired by

Baxter after that date is not eligible to participate in the Baxalta pension plan or supplemental pension plan, but instead receives an additional employer contribution equal to 3% of his or her compensation in Baxalta’s tax-qualified Section 401(k) plan (and nonqualified deferred compensation plan).

Nonqualified Deferred Compensation

Name	Executive Contributions in Last FY ($)(1)	Registrant Contributions in Last FY ($)(2)	Aggregate Earnings in Last FY ($)(3)	Aggregate Balance at Last FYE ($)
Ludwig N. Hantson, Ph.D.	89,003	140,717	(4,410)	846,349
Robert J. Hombach	113,715	54,979	3,768	720,260
Peter G. Edwards	—	1,125	—	—
Brian Goff	—	20,075	729	35,341
Jacopo Leonardi	—	13,896	631	27,559

(1)	Amounts in this column are included in either the “Salary” or “Non-Equity Incentive Plan Compensation” columns of the Summary Compensation Table in this section.
(2)	Amounts in this column are included in the “All Other Compensation” column of the Summary Compensation Table in this section.
(3)	Amounts in this column are not included in the Summary Compensation Table as Baxalta’s deferred compensation plan provides participants with a subset of investment elections available to all eligible employees under Baxalta’s tax-qualified Section 401(k) plan.

A participant in Baxalta’s deferred compensation plan may elect to defer a portion of his or her eligible compensation (up to 50% of base salary and up to 100% of eligible bonus) during the calendar year as long as the participant makes such election prior to the beginning of the calendar year or within a prescribed period after beginning employment with Baxalta. For named executive officers, eligible compensation under the deferred compensation plan includes a participant’s base salary and any annual cash bonus. Participants in the deferred compensation plan may select from a subset of investment elections available to all eligible employees under Baxalta’s tax-qualified Section 401(k) plan. Amounts in a participant’s account are adjusted on a daily basis upward or downward to reflect the investment return that would have been realized had such amounts been invested in the investments selected by the participant. Participants may elect to change their investment elections once each calendar month. Baxalta is also required to match contributions to the deferred compensation plan dollar-for-dollar up to 3.5% of a participant’s eligible compensation. Any participant who transferred to Baxalta as an employee from Baxter as part of the spin-off that either was hired by Baxter after December 31, 2006, or elected as of January 1, 2008 will not continue to accrue benefits in the Baxter pension plan, but instead receives a Baxalta contribution equal to 3.0% of his or her eligible compensation in excess of the compensation that is recognized in the tax-qualified Section 401(k) plan, regardless of whether the participant is otherwise eligible to elect to defer a portion of his or her compensation. Deferrals under the plan are not recognized as eligible compensation for the qualified pension plan (but are recognized in the supplemental pension plan) or in calculating benefit pay under Baxalta’s welfare benefit plan and result in lower compensation recognized for company matching under Baxalta’s tax-qualified Section 401(k) plan.

Participants may elect to be paid distributions either in a lump sum payment or in annual installment payments over two to fifteen years. Such election must be made when the participant first becomes eligible to participate in the plan. Distributions will be paid in the first quarter of the plan year following such participant’s termination of employment unless such participant is a “specified employee” as defined in Section 409A of the Code. No distributions will be paid in connection with the termination of a specified employee until at least six months following such termination and any amounts that would have otherwise been paid during such six month period shall be accumulated and paid in a lump sum, without interest, at the expiration of such period.

Potential Payments Upon Termination Following A Change in Control

On July 1, 2015, each of Baxalta’s named executive officers became a party to a severance agreement with Baxalta that provides for certain payments in the event Baxalta undergoes a change in control and such executive officer is involuntarily terminated by the company or voluntarily terminates his employment with the company for “good reason,” as that term is defined in the severance agreement. In the case of Dr. Hantson and Mr. Hombach, each had an existing severance agreement with Baxter prior the separation. These severance agreements became obligations of Baxalta upon completion of the distribution and were terminated as a consequence of Dr. Hantson and Mr. Hombach entering into severance agreements with Baxalta. In consideration for the benefits provided under the severance agreement, each named executive officer has agreed with Baxalta to be bound for two years from the date of his termination to noncompetition, nonsolicitation and nondisparagement covenants. A condition for receiving the payments discussed below is the execution of a customary release of claims in a form reasonably acceptable to Baxalta.

Payments under the severance agreements, as amended, as of December 31, 2015 included:

•	a lump sum cash payment generally equal to twice the aggregate amount of such officer’s salary and target bonus (reported as severance payments in the table below);

•	a prorated bonus payment;

•	a lump sum cash payment generally equal to continued retirement and savings plan accruals for two years;

•	two years of continued health and welfare benefit coverage;

•	outplacement expense reimbursement in an amount not exceeding $50,000; and

•	a “cutback,” such that, to the extent payments under the severance agreement would trigger excise tax, payments would be reduced to the extent necessary to prevent any portion of the payments from becoming nondeductible by Baxalta under Section 280G of the Code or subject to the excise tax imposed under Section 4999 of the Code, but only if, by reason of that reduction, the net after-tax benefit received by the executive exceeds the net after-tax benefit the executive would receive if no reduction was made.

The table set forth below shows Baxalta’s potential payment and benefit obligations to each named executive officer assuming that a change in control of Baxalta has occurred and, as a result, such officer is terminated or terminates his employment for good reason on December 31, 2015. The accelerated vesting of equity awards that is included in the table below would occur as a result of the terms of the equity compensation programs governing these awards, which are broadly applicable to all recipients, rather than the terms of the severance agreements.

	Dr. Hantson	Mr. Hombach	Mr. Edwards	Mr. Goff	Mr. Leonardi
Severance Payments	$5,170,000	$3,217,500	$1,815,000	$1,897,500	$1,650,000
Prorated Bonus Payments(1)	$1,485,000	$783,750	$357,500	$373,750	$325,000
Additional Payments Related to Retirement and Savings Plans	$—	$1,209,000	$—	$—	$—
Health and Welfare Benefit Coverage	$34,158	$34,150	$31,253	$32,386	$31,608
Accelerated Vesting of Equity Awards(2)	$21,766,546	$14,016,873	$7,713,878	$4,904,698	$3,580,305
Outplacement Expenses	$50,000	$50,000	$50,000	$50,000	$50,000
Tax Cutback(3)	$—	$—	$—	$(397,252)	$—

Total	$28,505,704	$19,311,273	$9,967,631	$6,861,082	$5,636,913

(1)	Represents full 2015 bonus target as the officer would receive an annual bonus payment for the performance period in which the termination occurs.
(2)	Represents the “in-the-money” value of unvested stock options, the value of unvested RSUs and the target amount of PSUs based on Baxalta’s closing stock price on December 31, 2015 ($39.03) and Baxter’s closing stock price on December 31, 2015 ($38.15).
(3)	Represents the amount that would need to be forfeited by the executive pursuant to the “cutback” provision in their severance agreement as of December 31, 2015.

Severance Agreement Amendment

In connection with entering into the Merger Agreement, on January 11, 2016, Baxalta agreed to amend its severance agreements. The severance agreement amendments provide certain executive officers, including all of Baxalta’s named executive officers, with a full tax gross-up for excess parachute payments within the meaning of Section 280G of the Code if there is a change of control and the severance benefits provided in the severance agreements exceed the 280G limit.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Agreements with Baxter

Following the separation and distribution, Baxalta and Baxter operate separately, each as an independent public company. Prior to the separation and distribution, Baxalta and Baxter entered into a separation and distribution agreement and several other agreements to effect the separation and provide a framework for Baxalta’s relationship with Baxter after the distribution. These agreements govern the relationships between Baxter and Baxalta subsequent to the completion of the distribution and provide for the separation between Baxter and Baxalta of the assets, employees, liabilities and obligations (including investments, property and employee benefits and tax-related assets and liabilities) attributable to periods prior to, at and after the distribution. In addition to the separation and distribution agreement (which contains many of the key provisions related to Baxalta’s separation from Baxter and the distribution of certain of Baxalta’s shares of common stock to Baxter shareholders), these agreements include:

•	the transition services agreement;

•	the long term services agreement;

•	the tax matters agreement;

•	the manufacturing and supply agreement;

•	the employee matters agreement;

•	the trademark license agreement;

•	the Galaxy license agreement;

•	the international commercial operations agreement; and

•	the shareholder’s and registration rights agreement with respect to Baxter’s continuing ownership of Baxalta common stock.

The material agreements described below have been filed as exhibits to the registration statement of which this prospectus forms a part, and the summaries below set forth the terms of the agreements that Baxalta believes are material. These summaries are qualified in their entireties by reference to the full text of the applicable agreements.

Baxter and Baxalta entered into other agreements prior to the distribution that are not material to Baxalta’s business. These agreements include lease and sublease agreements, agreements related to sharing of resources and costs related to company planes, as well as certain distribution and other commercial agreements. In connection with the Merger, Baxalta also entered into a Letter Agreement with Baxter and Shire, which addresses certain aspects of the tax matters agreement and modifies certain aspects of the shareholder’s and registration rights agreement. See “The Proposed Merger—Letter Agreement.”

Revenues associated with the manufacturing and supply agreement with Baxter were $35 million during the three months ended September 30, 2015. The manufacturing and supply agreement did not contribute a significant amount of gross margin or net income to the company’s results of operations during the three months ended September 30, 2015. Additionally, during the three months ended September 30, 2015, the company incurred selling, general and administrative expenses of approximately $30 million associated with the transition services agreement. Net charges to Baxter related to the long term services agreement were approximately $2 million for the three months ended September 30, 2015.

Under the terms of the international commercial operations agreement with Baxter, the company is responsible for the business activities conducted by Baxter on Baxalta’s behalf in certain countries and is subject to the risks and entitled to the benefits generated by these operations and assets. As a result, the related assets and liabilities and results of operations have been reported in the company’s condensed consolidated interim financial statements as of and for the three months ended September 30, 2015. Net sales related to these operations totaled approximately $199 million during the three months ended September 30, 2015. At September 30, 2015, the assets and liabilities consisted of inventories of $107 million, other current assets of $211 million and accrued liabilities of $43 million.

Additionally, the company had other net amounts due to Baxter of $234 million as of September 30, 2015 related to intercompany balances which originated prior to the separation and ongoing transactions with Baxter associated with the separation-related agreements, including tax-related indemnifications of $126 million.

The Separation and Distribution Agreement

The separation and distribution agreement sets forth the agreements between Baxter and Baxalta regarding the principal transactions required to effect Baxalta’s separation from Baxter and other agreements governing Baxalta’s relationship with Baxter.

The separation and distribution agreement identified assets transferred, liabilities assumed and contracts assigned to each of Baxalta and Baxter as part of the separation, and it provided for when and how these transfers, assumptions and assignments were to have occurred or will occur. In particular, the separation and distribution agreement provides, among other things, for the following, subject to the terms and conditions contained therein:

•	certain assets related to the businesses and operations of Baxter’s biopharmaceuticals business and any other assets specified in the separation and distribution agreement, which are collectively referred to as the Baxalta Assets, were or will be transferred to Baxalta or one of Baxalta’s subsidiaries;

•	certain liabilities (including whether accrued, contingent or otherwise) arising out of or resulting from the Baxalta Assets, other liabilities related to the businesses and operations of Baxter’s biopharmaceuticals business and any other liabilities specified in the separation and distribution agreement, which are collectively referred to as the Baxalta Liabilities, were retained by or transferred to Baxalta or one of Baxalta’s subsidiaries;

•	all of the assets and liabilities (including whether accrued, contingent or otherwise) other than the Baxalta Assets and Baxalta Liabilities (such assets and liabilities are referred to as the Baxter Assets and Baxter Liabilities, respectively) were retained by or transferred to Baxter or one of its subsidiaries; and

•	Baxalta and Baxter were and are to continue to use commercially reasonable efforts to cause certain shared contracts to be assigned in part to Baxalta or Baxalta’s applicable subsidiaries, appropriately amended, or replaced or otherwise addressed in a manner that allows each of Baxalta and Baxter and their respective subsidiaries to retain the appropriate portion of the benefits and burdens of those contracts in light of the separation of the biopharmaceuticals business from Baxter’s other businesses.

Except as expressly set forth in the separation and distribution agreement or any ancillary agreement, neither Baxalta nor Baxter made any representation or warranty as to the assets, business or liabilities transferred or assumed as part of the separation, as to any approvals or notifications required in connection with the transfers, as to the value of or the freedom from any security interests of any of the assets transferred, as to the absence or presence of any defenses or right of setoff or freedom from counterclaim with respect to any claim or other asset of either Baxalta or Baxter, or as to the legal sufficiency of any assignment document or instrument delivered to convey title to any asset or thing of value to be transferred in connection with the separation. Except as set forth in the separation and distribution agreement or any ancillary agreement, all assets were transferred on an “as is,” “where is” basis and the respective transferees bears the economic and legal risks that any conveyance will prove to be insufficient to vest in the transferee good and marketable title, free and clear of all security interests, and that any necessary consents or governmental approvals are not obtained or that any requirements of laws, agreements, security interests, or judgments are not complied with. In general, each of Baxter and Baxalta assumed liability for all pending, threatened and unasserted legal matters related to its own business or its assumed or retained liabilities and have agreed to indemnify the other party for any liability to the extent arising out of or resulting from such assumed or retained legal matters. In addition, the separation and distribution agreement provides for cross-indemnities principally designed to place financial responsibility for the obligations and liabilities of the Baxalta business with Baxalta and financial responsibility for the obligations and liabilities of Baxter’s remaining business with Baxter. Specifically, each of Baxalta and Baxter have agreed to indemnify, defend and hold harmless the other party, its subsidiaries and their respective directors, officers, employees and agents against any liabilities resulting from, arising out of or resulting from, directly or indirectly:

•	the liabilities that each such party assumed or retained pursuant to the separation and distribution agreement (which, in the case of Baxalta, would include the Baxalta Liabilities and, in the case of Baxter, would include the Baxter Liabilities);

•	in the case of Baxalta, the conduct of any business by it or any of its subsidiaries following the distribution;

•	in the case of Baxter, the conduct by it and its subsidiaries of their respective businesses, other than as conducted on behalf of Baxalta or any of its subsidiaries;

•	any breach by such party of the separation and distribution agreement or the other transaction agreements (subject to the limitations, if any, expressly set forth in such agreements);

•	in the case of Baxalta, any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, with respect to all information contained in Baxalta’s registration statement on Form 10 initially filed under the Exchange Act on December 10, 2014, together with all amendments and supplements thereto or the information statement forming a part of such registration statement as the same may be amended or supplemented from time to time, except to the extent made explicitly in Baxter’s name or the omission of which makes any statement made explicitly in Baxter’s name misleading; and

•	in the case of Baxter, any untrue statement or alleged untrue statement of a material fact made explicitly in Baxter’s name in Baxalta’s registration statement on Form 10 initially filed under the Exchange Act on December 10, 2014, together with all amendments and supplements thereto or the information statement forming a part of such registration statement as the same may be amended or supplemented from time to time, or an omission or alleged omission to state a material fact necessary to make any such statement made explicitly in Baxter’s name not misleading.

The separation and distribution agreement also specifies procedures with respect to claims subject to indemnification and related matters.

Each of the parties agreed to cooperate with the other party and use commercially reasonable efforts to take or to cause to be taken all actions, and to do, or to cause to be done, all things necessary or advisable under applicable law or contractual obligations to consummate the transactions contemplated by, and effectuate the provisions and purposes of, the separation and distribution agreement and the other transaction agreements. The separation and distribution agreement provides that, in the event that the transfer or assignment of certain assets and liabilities to Baxalta or Baxter, as applicable, did not occur prior to the distribution (including as a result of governmental or other required third-party consents not being received prior to such time), then until such assets or liabilities are able to be transferred or assigned, Baxalta or Baxter, as applicable, will hold such assets on behalf of and for the benefit of the other party and will pay, perform, and discharge such liabilities, for which the other party will reimburse Baxter or Baxalta, as applicable, for all payments made in connection with the performance and discharge of such liabilities.

The separation and distribution agreement also governs the rights and obligations of Baxter and Baxalta regarding the distribution.

Under the separation and distribution agreement, following the distribution, Baxalta and Baxter are obligated to provide each other access to information in certain circumstances. The separation and distribution agreement also imposes obligations with respect to retention of information and confidentiality.

The separation and distribution agreement provides for the allocation among the parties of rights and obligations under existing insurance policies with respect to occurrences prior to completion of the distribution and sets forth procedures for the administration of insured claims. In addition, the separation and distribution agreement allocates between the parties the right to proceeds and the obligation to incur certain deductibles under certain insurance policies.

Transition Services Agreement

Baxalta and Baxter entered into a transition services agreement prior to the distribution pursuant to which Baxalta and Baxter and their respective subsidiaries provide to each other, on an interim, transitional basis, various services. The services to be provided by Baxter include, among others, finance, information technology, human resources, quality, supply chain and certain other administrative services, and will generally be provided on a cost-plus basis. The services generally commenced on the distribution date and will generally terminate within 24 months (or 36 months in the case of certain information technology services) following the distribution date.

Baxalta anticipates that it will be in a position to complete the transition away from most of the transition services on or before the date that is 24 months following the distribution date, or 36 months in the case of certain information technology services. The recipient of services will generally have the right to terminate any or all services upon 180 days’ notice and will have the right to extend the initial duration of some or all of the services for up to six months.

Long Term Services Agreement

Baxter and Baxalta entered into a long term services agreement prior to the distribution pursuant to which Baxter and Baxalta and their respective subsidiaries provide to each other certain services at facilities shared by the parties following the distribution. These services include providing utilities and other critical services, the absence of which could disrupt the parties’ operations. The recipient of services generally has the right to terminate any or all services upon 180 days’ notice. The services are generally provided on a cost basis in light of the services generally allowing the parties to each benefit from the continued sharing of fixed costs for services used by each of them.

Tax Matters Agreement

Baxalta and Baxter entered into the tax matters agreement prior to the distribution which generally governs Baxalta’s and Baxter’s respective rights, responsibilities and obligations after the distribution with respect to taxes for any tax period ending on or before the distribution date, as well as tax periods beginning before and ending after the distribution date. In addition, the tax matters agreement addresses the allocation of liability for taxes that are incurred as a result of restructuring activities undertaken to effectuate the distribution. In addition, under the tax matters agreement, Baxalta is required to indemnify Baxter against any tax liabilities resulting from Baxalta’s action or inaction that causes the Baxter Transactions or certain related transactions to be taxable. Baxalta is required to indemnify Baxter against any tax liabilities as a result of the acquisition of Baxalta’s stock or assets, even if Baxalta did not participate or otherwise facilitate the acquisition.

On January 11, 2016, Baxter, Shire and Baxalta entered into the Letter Agreement in connection with the Merger, which, among other things, addresses certain aspects of the tax matters agreement. Under the Letter Agreement, from and after the closing of the Merger, Baxalta agreed to indemnify, and Shire agreed to guarantee such indemnity to, Baxter and each of its affiliates and each of their respective officers, directors and employees against certain tax-related losses attributable to or resulting from (in whole or in part) the Merger (as described in more detail in the Letter Agreement). For a description of the Letter Agreement, see “The Proposed Merger—Letter Agreement.” For a description of Baxter’s waiver of certain rights contained in the tax matters agreement, see “Risk Factors—Risks Related to the Separation and Distribution—Baxalta may not be able to engage in certain corporate transactions after the separation.”

Baxalta’s and Shire’s indemnification obligations to Baxter and its subsidiaries, officers, directors and employees under the tax matters agreement and Letter Agreement are not limited in amount or subject to any cap. If Baxalta and Shire are required to indemnify Baxter and its subsidiaries and their respective officers, directors and employees under the circumstances set forth in the tax matters agreement (as supplemented by the Letter Agreement), it could have a material adverse effect on Baxalta and Shire.

For a description of the potential effect of the Merger on the tax status of the Baxter Transactions, see “Risk Factors—Risks Related to the Proposed Merger with Shire—The Merger could result in significant liability to Baxalta and Shire if it causes the Baxter Transactions to be taxable.”

Manufacturing and Supply Agreement

Baxalta entered into a manufacturing and supply agreement with Baxter prior to the distribution pursuant to which Baxalta or Baxter, as the case may be, will manufacture, label, and package products for the other party.

The terms of the manufacturing and supply agreement range in initial duration from five to ten years, with the five-year arrangements generally having a single one-year extension right and the ten-year arrangements having four five-year extension rights. The manufacturing and supply obligations will generally be performed on a cost-plus basis.

The terms of the manufacturing and supply agreement are subject to early termination at the option of the purchaser upon not less than one-year’s notice, and are also subject to termination in the event of ongoing breach not cured within 60 days or a bankruptcy-related event of the other party.

The manufacturing and supply agreement provides Baxalta the right during the ten-year initial term for manufacturing of Baxalta’s Flexbumin products (plus any extension period thereafter when Baxter continues to have such production capabilities) to purchase equipment that includes Baxter proprietary technology used to manufacture Baxalta’s Flexbumin product line. Any such equipment purchased by Baxalta will be at Baxter’s fully loaded costs thereof, plus the same mark-up applied to other production under the manufacturing and supply agreement. Baxalta’s rights to such technology are limited by the terms of the Galaxy license agreement described in this prospectus, including with respect to the use of such technology and the physical location and ownership of any such equipment.

Employee Matters Agreement

Baxalta also entered into an employee matters agreement with Baxter. The employee matters agreement allocates assets, liabilities and responsibilities relating to employee compensation and benefit plans and programs and other related matters in connection with the separation, including the treatment of outstanding incentive awards and certain retirement and welfare benefit obligations, both in and outside of the United States.

The employee matters agreement provides that, unless otherwise specified, Baxalta will be responsible for liabilities associated with employees who transferred to Baxalta, whether incurred prior to or after the distribution, and Baxter will be responsible for liabilities associated with other employees, including employees retained by Baxter and, except in only a limited number of locations, any former employee.

Baxalta employees generally became eligible to participate in Baxalta benefit plans as of the distribution date. In general, Baxalta benefit plans contain terms substantially similar to those of the corresponding Baxter plans.

In general, Baxalta will credit each employee with his or her service with Baxter prior to the distribution for all purposes under the Baxalta benefit plans, so long as such crediting does not result in a duplication of benefits.

In accordance with the employee matters agreement, Baxalta has established a deferred compensation plan (the Baxalta DCP), with terms comparable in the aggregate to those of the Baxter International Inc. and Subsidiaries Deferred Compensation Plan as of the distribution date, except that the investment options are different under the Baxalta DCP. Additionally, Baxalta assumed, and has caused the Baxalta DCP to assume, all liabilities for obligations under the Baxter International Inc. and Subsidiaries Deferred Compensation Plan for the benefits of each transferred employee. Also, Baxter and Baxalta have caused the accounts of each transferred employee participating in the Baxter International Inc. and Subsidiaries Deferred Compensation Plan to be transferred to the Baxalta DCP. Baxalta has credited each transferred employee’s account with the amount deferred by such person into the Baxter International Inc. and Subsidiaries Deferred Compensation Plan as of the employment transfer date (plus employer contributions) and will recognize and honor all deferral and distribution elections made by such individual.

Baxalta has established a U.S. pension plan with terms substantially similar to the corresponding plan at Baxter and non-U.S. pension and retirement plans (whether defined contribution or defined benefit pension plans) with terms reasonably comparable to the corresponding non-U.S. plans at Baxter; provided that in a limited number of countries the parties will continue to share plans for a transitional period. The assets and liabilities under the corresponding Baxter plans with respect to transferred employees have been or will be transferred to the corresponding Baxalta plan. Transferred employees are eligible to participate in such Baxalta plans to the extent they were eligible to participate in the corresponding Baxter plans as of the applicable pension separation date or employment transfer date, and they will receive credit for Baxter service to the extent credited under the corresponding Baxter Plan and recognition for compensation paid by Baxter that was recognized under the corresponding Baxter plan as though it were compensation paid by Baxalta.

Welfare Plans

Baxalta has established health and welfare plans with terms comparable in the aggregate to the corresponding Baxter health and welfare plans. Baxalta will use commercially reasonable efforts to cause such plans to waive for purposes of initial enrollment all limitations as to preexisting conditions, service conditions or waiting periods that were not in effect under the corresponding Baxter health and welfare plans as of the employment transfer date, and to take into account eligible expenses incurred by a transferred employee in the portion of the year prior to the transfer date for purposes of satisfying deductible and other out-of-pocket requirements, as well as prior claim experience with the corresponding Baxter health and welfare plans with respect to maximum benefits available.

In accordance with the employee matters agreement, Baxter retains liability for claims incurred under the Baxter health and welfare plans, except that Baxalta is responsible for claims incurred by employees who have transferred to Baxalta. Baxalta shall generally be responsible for disability benefits with respect to transferred employees, subject to exceptions specified in the employee matters agreement. Following the distribution date, Baxalta employees will generally participate in Baxalta’s health and welfare plans. Baxter retains liability for retiree medical and life insurance benefits for employees continuing with Baxter and for former employees.

Equity Compensation Awards

The employee matters agreement provides that the outstanding Baxter equity awards held by Baxter and Baxalta employees are to be treated as described in the section of this prospectus entitled “Executive Compensation—Outstanding Equity Awards at Year End—Adjustments to Equity Awards in connection with the Spin-off.” If local regulations outside the United States or the terms of any employment agreement do not permit use of any adjustment method described therein or would cause an adverse effect for equity award holders, a compliant alternative adjustment method is to be used.

Trademark License Agreement

Baxalta and Baxter entered into a transitional trademark license agreement pursuant to which each has granted the other a non-exclusive, royalty-free and worldwide license to use certain of each other’s trademarks following the distribution, with the license granted to Baxter limited to use by Baxter in its performance of its obligations under the separation transaction agreements. The license to Baxalta allows it to continue using certain of Baxter’s trademarks (including the Baxter name) in order to provide sufficient time for Baxalta to rebrand or phase out its use of the licensed marks. Baxalta will use commercially reasonable efforts to take all such actions necessary to allow it to conduct its business without using Baxter’s trademarks and will generally discontinue such use as soon as reasonably practicable. In addition to the general requirement that Baxalta discontinue use as soon as reasonably practicable, Baxalta is required to cease all use of the licensed marks within a specified period of time after the distribution date. If Baxalta is unable to discontinue use of the licensed marks within these time frames, it may request Baxter’s consent for an extension with such consent not to be unreasonably withheld. Baxter may immediately terminate its license to Baxalta if Baxalta breaches any of its obligations under the agreement and fails to cure such breach within a reasonable period of time.

Galaxy License Agreement

Baxalta entered into an intellectual property license agreement with Baxter pursuant to which Baxalta received a perpetual, non-transferrable, non-sublicenseable, royalty-free, fully paid, worldwide license to certain intellectual property known as the Galaxy technology in order to allow Baxalta to continue using such technology in its plasma-derived products. This license primarily provides Baxalta with the right to Galaxy trademarks, as well as know-how and trade secrets necessary to operate and maintain (but not to manufacture) equipment using the Galaxy technology. The license is exclusive to Baxalta with respect to the production and packaging of products that are primarily and directly derived from the fractionation of plasma, and Baxalta’s rights only apply to the production and packaging of any of Baxalta’s products that are primarily and directly derived from the fractionation of plasma.

The license rights granted to Baxalta only apply with respect to specified equipment purchased or otherwise transferred from Baxter, and only with respect to the use of such equipment at a list of Baxalta-owned locations agreed upon in advance by Baxter and Baxalta.

The license is subject to termination in the event of ongoing breach not cured within 45 days, a bankruptcy-related event of the other party or in connection with any assignment in violation of the agreement. Following any termination or at any time when Baxter has the right to terminate the license agreement, Baxter will have the right to purchase any of the specified equipment to which the license rights apply or applied at a price equal to the then-current net book value of such equipment.

International Commercial Operations Agreement

The local separation of Baxalta’s business in certain countries outside the United States did not occur prior to the distribution date due to regulatory requirements, the need to obtain consents from local governmental authorities, and other business reasons. The international commercial operations agreement provides for the conduct of the Baxalta business by Baxter in such countries until the local separation is completed, and provides that Baxalta will be subject to all the risks and burdens of, and will be entitled to all the rewards generated by, the Baxalta business during such period. The international commercial operations agreement also governs the process for the local separation of Baxalta’s business following the distribution date.

Shareholder’s and Registration Rights Agreement

Baxter and Baxalta entered into a shareholder’s and registration rights agreement pursuant to which Baxalta agreed that, upon the request of Baxter or certain subsequent transferees as further defined therein, Baxalta will use its reasonable best efforts to effect the registration under applicable federal and state securities laws of any shares of Baxalta’s common stock retained by Baxter. In addition, Baxter agreed to vote any shares of Baxalta’s common stock that it retains immediately after the distribution in proportion to the votes cast by Baxalta’s other shareholders. In connection with such agreement, Baxter grants Baxalta a proxy to vote its shares of Baxalta’s retained common stock in such proportion. Such proxy, however, will be automatically revoked as to a particular share upon any sale or transfer of such share from Baxter to a person other than Baxter (including to the selling shareholder in the debt-for-equity exchange), and the shareholder’s and registration rights agreement does not prohibit the debt-for-equity exchange or this offering. The registration statement of which this prospectus forms a part was filed pursuant to a demand registration exercised by Baxter under the shareholder’s and registration rights agreement. Concurrent with the completion of the debt-for-equity exchange, as of the date of this prospectus, (i) Baxter will assign its registration-related rights under such agreement with respect to the shares of common stock to be sold in this offering to the selling shareholder, and (ii) the selling shareholder will become a party to such agreement. The Letter Agreement among Baxalta, Baxter and Shire modifies certain aspects of the shareholder’s and registration rights agreement. See “The Proposed Merger—Letter Agreement.”

Letter Agreement

On January 11, 2016, Baxalta entered into a letter agreement with Baxter and Shire (the Letter Agreement). The Letter Agreement addresses aspects of the tax matters agreement and modifies certain aspects of the shareholder’s and registration rights agreement. See “The Proposed Merger—Letter Agreement.”

Procedures for Approval of Related Person Transactions

Pursuant to Corporate Governance Guidelines adopted by Baxalta, the Baxalta Board of Directors or a committee thereof is charged with reviewing related person transactions regardless of whether the transactions are reportable pursuant to applicable rules of the SEC. For purposes of this policy, a “related person transaction” includes any transaction in which the company was or is to be a participant and in which any related person has a direct or indirect material interest other than transactions that involve less than $50,000 when aggregated with all similar transactions. For any related person transaction to be consummated or to continue, the Board of Directors or the applicable committee thereof must approve or ratify the transaction. The Board of Directors or committee thereof is to approve or ratify a transaction if the Board of Directors or such committee first determines that such transaction is in Baxalta’s best interest. Related person transactions will be reviewed as they arise and are reported to the Board of Directors or applicable committee. The Board of Directors or applicable committee also reviews materials prepared by the Corporate Secretary to determine whether any related person transactions have occurred that have not been reported. Baxalta has adopted a policy requiring it to disclose all related person transactions in the company’s applicable filings to the extent required by the applicable rules and regulations of the SEC.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table provides information with respect to the beneficial ownership of Baxalta’s common stock, as of December 31, 2015 (or as of the date of this preliminary prospectus in the case of Baxter) by (1) Baxter, which as of such date, is a beneficial owner of more than 5% of the company’s outstanding common stock and which may be deemed to be a selling shareholder in this offering solely for U.S. federal securities law purposes as a result of the debt-for-equity exchange with the selling shareholder, (2) each of Baxalta’s directors and named executive officers, and (3) all directors and executive officers as a group. The address of each director and executive officer shown in the table below is c/o Baxalta, 1200 Lakeside Drive, Bannockburn, Illinois 60015. Other than Baxter, we are not aware of any other person that beneficially owns more than 5% of the Company’s outstanding common stock.

The selling shareholder, J.P. Morgan Securities LLC, is offering all of the shares of common stock being sold in this offering. Baxter will first exchange the shares of common stock to be sold in this offering with the selling shareholder for certain outstanding indebtedness of Baxter to be acquired by the selling shareholder (in the tender offer described above under “Prospectus Summary—The Underwriting and Debt-for-Equity Exchange”) pursuant to the debt-for-equity exchange agreement to be entered into between Baxter and the selling shareholder as of the date of this prospectus. The selling shareholder will then sell the shares pursuant to this offering for cash. The debt-for-equity exchange between Baxter and the selling shareholder will occur on the date of this prospectus. See “Underwriting (Conflicts of Interest)—The Debt-for-Equity Exchange.”

On January 11, 2016, Baxalta entered into the Merger Agreement with Shire and Merger Sub, a wholly owned subsidiary of Shire, pursuant to which, subject to the satisfaction or waiver of certain conditions, Merger Sub will merge with and into Baxalta, with Baxalta surviving as a wholly owned subsidiary of Shire. For additional information, see “The Proposed Merger.”

The percentages in the tables below are based on 679,287,500 shares of common stock outstanding as of December 31, 2015.

SELLING SHAREHOLDER

	Number of shares of common stock beneficially owned		Percentage of shares of common stock beneficially owned
Name and address of beneficial owner	Before debt- for-equity exchange and offering	After debt- for-equity exchange and offering	Before debt- for-equity exchange and offering	After debt- for-equity exchange and offering
Baxter International Inc. One Baxter Parkway Deerfield, Illinois 60015(1)	94,329,679		13.9%		%

MANAGEMENT

Name of Beneficial Owner	Shares of Common Stock and Nature of Beneficial Ownership(2)	Shares Under Exercisable Options(3)	Percent of Class
Directors:
Mr. Devitt	18,241	35,090	*
Dr. Ferrante	0	0	*
Mr. Forsyth	21,284	40,750	*
Ms. Fosler	30,916	25,090	*
Dr. Gavin	25,465	40,750	*
Dr. Hockmeyer	10,709	33,310	*
Dr. Nader	0	0	*
Mr. Stroucken(4)	16,347	40,750	*

Named Executive Officers:
Dr. Hantson	20,135	286,659	*
Mr. Hombach(5)	10,684	236,060	*
Mr. Goff	2,386	64,640	*
Ms. Rosa-Björkeson	11,783	28,889	*
Dr. Zagame	0	36,112	*
All directors and executive officers as a group (19 persons)(6)	200,241	925,947	*

*	None of the holdings represents holdings of more than 1% of Baxalta’s outstanding common stock.
(1)	For a description of certain voting arrangements relating to the shares of Baxalta’s common stock retained by Baxter, see “Certain Relationships and Related Person Transactions—Agreements with Baxter—Shareholder’s and Registration Rights Agreement.”
(2)	These amounts include shares over which the person currently holds voting and/or investment power.
(3)	Amount of shares includes options that are exercisable as of December 31, 2015 and options which become exercisable within 60 days thereafter.
(4)	Includes 696 shares not held directly by Mr. Stroucken but in a family trust of which he is a beneficial owner.
(5)	Includes 24,814 options which are owned by Mr. Hombach in a constructive trust and as to which he disclaims beneficial ownership.
(6)	Includes 1,094 shares beneficially owned as of December 31, 2015 by executive officers in Baxalta’s tax-qualified section 401(k) plan, over which such executive officers have voting and investment power.

DESCRIPTION OF MATERIAL INDEBTEDNESS

Senior Notes Issuance

On June 23, 2015, Baxalta issued senior notes with a total aggregate principal amount of $5 billion. Baxalta used the net proceeds to make a cash distribution of $4 billion to Baxter as partial consideration for the contribution of net assets to Baxalta by Baxter in connection with the separation. Baxalta intends to use the remaining net proceeds for general corporate purposes, including to fund acquisitions.

The senior notes are governed by an indenture dated as of June 23, 2015 between Baxalta and The Bank of New York Mellon Trust Company, N.A., as trustee, as supplemented by the first supplemental indenture dated June 23, 2015 (collectively, the Indenture).

The following is a description of the material terms of the senior notes, which description is qualified in its entirety by reference to the full text of the Indenture and the registration rights agreement described below, which were filed as exhibits to Baxalta’s Current Report on Form 8-K filed June 23, 2015 and are incorporated by reference into this prospectus.

On June 23, 2015, Baxalta issued $5 billion aggregate principal amount of senior notes consisting of the following series:

•	$375 million aggregate principal amount of floating rate senior notes due 2018 (the Floating Rate Notes);

•	$375 million aggregate principal amount of 2.000% senior notes due 2018 (the 2018 Notes);

•	$1.0 billion aggregate principal amount of 2.875% senior notes due 2020 (the 2020 Notes);

•	$500 million aggregate principal amount of 3.600% senior notes due 2022 (the 2022 Notes);

•	$1.75 billion aggregate principal amount of 4.000% senior notes due 2025 (the 2025 Notes); and

•	$1.0 billion aggregate principal amount of 5.250% senior notes due 2045 (the 2045 Notes).

The senior notes were issued and sold in a private placement to qualified institutional buyers pursuant to Rule 144A under the Securities Act and in offshore transactions to non-U.S. persons pursuant to Regulation S under the Securities Act.

Baxalta may not redeem the Floating Rate Notes prior to maturity. Baxalta may redeem the 2018 Notes at any time prior to their maturity date, the 2020 Notes at any time prior to the date that is one month prior to their maturity date, the 2022 Notes at any time prior to the date that is two months prior to their maturity date, the 2025 Notes at any time prior to the date that is three months prior to their maturity date and the 2045 Notes at any time prior to the date that is six months prior to their maturity date, in whole at any time or in part, from time to time, at Baxalta’s option, at the applicable “make-whole” redemption price.

On or after the date that is one month prior to their maturity date, in the case of the 2020 Notes, two months prior to their maturity date, in the case of the 2022 Notes, three months prior to their maturity date, in the case of the 2025 Notes and six months prior to their maturity date, in the case of the 2045 Notes, such notes will be redeemable in whole at any time or in part, from time to time, at Baxalta’s option at a redemption price equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest thereon to the date of redemption.

Subject to certain qualifications and exceptions, the Indenture limits Baxalta’s ability and the ability of Baxalta’s subsidiaries to create or permit to exist mortgages with respect to principal domestic properties and to enter into sale and leaseback transactions with respect to principal domestic properties, and limits Baxalta’s ability to merge or consolidate with any other entity or convey, transfer or lease Baxalta’s properties and assets substantially as an entirety.

The Indenture also provides for certain events of default with respect to each series of senior notes (subject, in certain cases, to receipt of notice of default and/or customary grace or cure periods), including, but not limited to, (i) failure to pay interest for 30 days, (ii) failure to pay principal when due, (iii) failure to perform, or breach of, any other covenant or warranty in the Indenture for 90 days after notice is given by the trustee or the holders of not less than 25% in aggregate principal amount of the outstanding senior notes of such series and (iv) certain specified events of bankruptcy, insolvency or reorganization of Baxalta.

In connection with the issuance of the senior notes, Baxalta agreed with the initial purchasers under a registration rights agreement to (i) use its reasonable best efforts to cause to be filed a registration statement on an appropriate registration form with respect to a registered offer to exchange the senior notes for new notes, with terms substantially identical in all material respects to the senior notes and (ii) use its commercially reasonable efforts to have such registration statement declared effective under the Securities Act. If the exchange offer is not completed on or before June 17, 2016, Baxalta will use its reasonable best efforts to file a shelf registration statement relating to the resales of the senior notes and will use its commercially reasonable efforts to have such shelf registration statement become effective.

The foregoing summarizes some of the terms of Baxalta’s senior notes. However, the foregoing summary does not purport to be complete.

Credit Agreements

Effective July 1, 2015, the company entered into a credit agreement providing for a senior revolving credit facility in an aggregate principal amount of up to $1.2 billion (subject to increases by up to $625 million with the consent of the lenders) maturing in 2020 (the US Facility), with JPMorgan Chase Bank, National Association serving as administrative agent for the lenders party thereto. The US Facility includes subfacilities of up to $250 million for letters of credit and up to $100 million for swing line loans.

A subsidiary of the company also entered into a multi-currency senior revolving credit facility in an aggregate principal amount of up to €200 million (subject to increases by up to €100 million with the consent of the lenders) maturing in 2020 (the Multicurrency Facility), with J.P. Morgan Europe Limited serving as administrative agent for the lenders party thereto. The Multicurrency Facility includes subfacilities of up to €30 million for letters of credit and up to €15 million for swing line loans. The Multicurrency Facility permits, subject to specified conditions, one or more wholly owned subsidiaries of Baxalta to be added as additional borrowers. Baxalta guarantees the obligations of all borrowers under the Multicurrency Facility.

Each of the US Facility and the Multicurrency Facility enable the company to borrow funds on an unsecured basis at variable interest rates, and contain various financial and other covenants, including a net leverage ratio covenant and an interest coverage ratio covenant, as well as events of default with respect to the company.

Effective November 12, 2015, the company entered into an amendment to the US Facility and an amendment to the Multicurrency Facility. The amendments narrow the definition of “Change of Control.” The other material terms of the US Facility and the Multicurrency Facility, including covenants, remain unchanged.

DESCRIPTION OF BAXALTA’S CAPITAL STOCK

The following is a summary of the material terms of Baxalta’s capital stock that are contained in Baxalta’s amended and restated certificate of incorporation and amended and restated bylaws. The summaries and descriptions below do not purport to be complete statements of the relevant provisions of the certificate of incorporation or of the bylaws. The summary is qualified in its entirety by reference to these documents, which you must read (along with the applicable provisions of Delaware law) for complete information on Baxalta’s capital stock. The certificate of incorporation and bylaws are filed as exhibits to the registration statement of which this prospectus forms a part.

General

Baxalta’s authorized capital stock consists of 2.5 billion shares of common stock, par value $0.01 per share, and 100 million shares of preferred stock, par value $0.01 per share. Baxalta’s Board of Directors may establish the rights and preferences of the preferred stock from time to time. On June 29, 2015, Baxalta designated 10,000,000 shares of preferred stock as the Series A Junior Participating Preferred Stock in connection with the issuance of the Rights (defined below). As of December 31, 2015, 679,287,500 shares of Baxalta’s common stock were issued and outstanding and no shares of preferred stock were issued and outstanding.

Common Stock

Each holder of Baxalta common stock is entitled to one vote for each share on all matters to be voted upon by the holders of Baxalta common stock, and there are no cumulative voting rights. Subject to any preferential rights of any outstanding preferred stock, holders of Baxalta common stock will be entitled to receive ratably the dividends, if any, as may be declared from time to time by its Board of Directors out of funds legally available for that purpose. If there is a liquidation, dissolution or winding up of Baxalta, holders of its common stock would be entitled to ratable distribution of its assets remaining after the payment in full of liabilities and any preferential rights of any then outstanding preferred stock.

Holders of Baxalta common stock have no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. The powers, preferences and rights of the holders of Baxalta common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that Baxalta may designate and issue in the future.

Preferred Stock

Under the terms of Baxalta’s amended and restated certificate of incorporation, its Board of Directors is authorized, subject to limitations prescribed by the Delaware General Corporation Law (DGCL), and by the amended and restated certificate of incorporation, to issue up to 100 million shares of preferred stock in one or more series without further action by the holders of its common stock. Baxalta’s Board of Directors has the discretion, subject to limitations prescribed by the DGCL and by Baxalta’s amended and restated certificate of incorporation, to determine the powers, preferences and rights and the qualifications, limitations or restrictions thereof, including voting rights, dividend rights, conversion rights, redemption provisions and liquidation preferences, of each series of preferred stock.

Rights Agreement

On June 29, 2015, Baxalta’s Board of Directors declared a dividend distribution of one preferred stock purchase right (a Right) for each outstanding share of common stock. The terms of the Rights are set forth in the Rights Agreement dated as of June 30, 2015 (the Rights Agreement), by and between Baxalta and Computershare Trust Company, N.A. and Computershare Inc. collectively as rights agent (together, the Rights Agent), which is filed as an exhibit to the registration statement of which this prospectus forms a part. The dividend was paid on June 30, 2015 to Baxter, Baxalta’s sole shareholder of record on June 30, 2015 (the Record Date).

The Rights. A Right has been issued with respect to each outstanding share of common stock. Rights will also be issued with respect to all shares of common stock that become outstanding after the Record Date and prior to the earlier of the Distribution Date (as defined below) and the Expiration Date (as defined below). Each Right entitles the holder to purchase from Baxalta one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $0.01 per share, of Baxalta (the Preferred Stock) at a price of $200 per one one-thousandth of a share of Preferred Stock, subject to adjustment (the Purchase Price). Until a Right is exercised, the holder thereof, as such, will have no separate rights as a shareholder of Baxalta, including the right to vote or to receive dividends in respect of Rights.

Acquiring Person. Under the Rights Agreement, an Acquiring Person is any person or group (other than Baxalta and certain other exempt persons), together with persons affiliated or associated with such person, who is or becomes the beneficial owner of 10% or more of the outstanding shares of common stock, other than as a result of (a) preexisting beneficial ownership of 10% or more, (b) repurchases of stock by Baxalta or (c) certain inadvertent actions by institutional or certain other shareholders.

Distribution of Rights Certificates. Initially, the Rights will be evidenced by notations on the book-entry interests representing the common stock and not by separate certificates, and the Rights are transferable with and only with shares of common stock. Subject to certain exceptions specified in the Rights Agreement, the Rights will separate from the common stock on a distribution date (the Distribution Date) which will occur upon the earlier of (i) 10 business days following a public announcement that a person has become an Acquiring Person (the Stock Acquisition Date) and (ii) 10 business days (or such later date as the Board shall determine) following the commencement of a tender offer or exchange offer that would result in a person or group becoming an Acquiring Person. As soon as practicable after the Distribution Date, separate certificates evidencing the Rights (Right Certificates) will be mailed to holders of record of the common stock as of the close of business on the Distribution Date, and the separate Right Certificates alone will evidence the Rights. Except as otherwise determined by the Board, only shares of common stock issued prior to the Distribution Date will be issued with the Rights.

Exercise Period. The Rights are not exercisable until the Distribution Date and will expire at 5:00 P.M. (New York City time) on May 1, 2016 (the Expiration Date), unless earlier redeemed, exchanged or terminated as described below.

Flip-In Trigger. In the event that a person or group of affiliated or associated persons becomes an Acquiring Person, each holder of a Right will thereafter have the right to receive, upon exercise, common stock (or, in certain circumstances, cash, property or other securities of Baxalta) having a value equal to two times the Purchase Price of the Right. Rights that are beneficially owned by any Acquiring Person and certain related persons and transferees will be null and void. However, Rights are not exercisable for 10 business days following the occurrence of the event set forth above.

For example, at a Purchase Price of $200 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase $400 worth of common stock (or other consideration, as noted above) for $200.

Flip-Over Trigger. In the event that, at any time following the Stock Acquisition Date, (i) Baxalta engages in a merger or other business combination transaction in which Baxalta is not the surviving corporation, (ii) Baxalta engages in a merger or other business combination transaction in which Baxalta is the surviving corporation and the common stock is changed or exchanged or (iii) 50% or more of Baxalta’s assets, cash flow or earning power is sold or transferred, each holder of a Right (except Rights which have previously been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the Purchase Price. The events set forth in this paragraph and in the second preceding paragraph are referred to as the “Triggering Events.”

Exchange Feature. At any time after a person has become an Acquiring Person, but before a person has acquired beneficial ownership of 50% or more of the outstanding common stock, the Board may exchange the Rights (other than Rights held by an Acquiring Person and certain related persons and transferees, which have become void), in whole or in part, at an exchange ratio of one share of common stock, or one one-thousandth of a share of Preferred Stock, per Right, subject to adjustment.

Equitable Adjustments. The Purchase Price payable, and the number of units of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock and (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. Baxalta will not be required to issue fractions of shares of Preferred Stock (other than fractions which are integral multiples of one one-thousandth of a share of Preferred Stock), and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

Redemption of Rights. At any time prior to the earlier to occur of (i) the Stock Acquisition Date or (ii) May 1, 2016, Baxalta may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (payable in cash, common stock or other consideration deemed appropriate by the Board). Immediately upon the action of the Board ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $0.001 redemption price.

Amendment of Rights. Any of the provisions of the Rights Agreement may be amended by the Board prior to the Stock Acquisition Date. After the Stock Acquisition Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights or to shorten or lengthen any time period under the Rights Agreement. The foregoing notwithstanding, no amendment may be made at such time as the Rights are not redeemable, except to cure any ambiguity or correct or supplement any provision contained in the Rights Agreement that may be defective or inconsistent with any other provision therein.

Preferred Stock. The Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Each share of Preferred Stock will be entitled to a minimum preferential quarterly dividend payment equal to the greater of $1 per share and 1,000 times the dividend declared per share of common stock. In the event of liquidation, the holders of the Preferred Stock will be entitled to a minimum preferential liquidation payment equal to the greater of $1,000 per share and 1,000 times the payment made per share of common stock. Each share of Preferred Stock will have 1,000 votes per share, voting together with the common stock. In the event of any merger, consolidation or other transaction in which shares of common stock are exchanged, each share of Preferred Stock will be entitled to receive 1,000 times the amount received per share of common stock.

Anti-Takeover Effects. The Rights have certain anti-takeover effects. The Rights may cause substantial dilution to a person or group that attempts to acquire Baxalta on terms not approved by the Board, except pursuant to an offer conditioned on a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination approved by the Board prior to the occurrence of a Triggering Event, because until such time the Rights may generally be redeemed by Baxalta at $0.001 per Right.

Amendment to Rights Agreement. On January 11, 2016, in connection with entering into the Merger Agreement, Baxalta entered into an amendment (the Rights Amendment) to the Rights Agreement, which provides that, among other things, (i) none of Shire, Merger Sub or any of their subsidiaries, affiliates or associates is an Acquiring Person as a result of the Merger Agreement and the transactions contemplated thereby, (ii) a Distribution Date or a Stock Acquisition Date does not occur, in each case, as a result of the Merger

Agreement and the transactions contemplated thereby and (iii) the Expiration Date is amended to be the earlier of May 1, 2016 and the Merger closing date immediately prior to the effective time of the Merger.

The Rights Amendment also provides that if for any reason the Merger Agreement is terminated in accordance with its terms, the Rights Amendment will be of no further force and effect and the Rights Agreement shall remain exactly the same as it existed immediately prior to the execution of the Rights Amendment.

Anti-Takeover Effects of Various Provisions of Delaware Law and Baxalta’s Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

In addition to the rights described above under “—Rights Agreement”, provisions of the DGCL and Baxalta’s amended and restated certificate of incorporation and amended and restated bylaws could make it more difficult to acquire Baxalta by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and takeover bids that its Board of Directors may consider inadequate and to encourage persons seeking to acquire control of the company to first negotiate with Baxalta’s Board of Directors. Baxalta believes that the benefits of increased protection of its ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure it outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Delaware Anti-Takeover Statute. Baxalta is subject to Section 203 of the DGCL, an anti-takeover statute. In general, Section 203 of the DGCL prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the time the person became an interested stockholder, unless the business combination or the acquisition of shares that resulted in a stockholder becoming an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years prior to the determination of interested stockholder status did own) 15 percent or more of a corporation’s voting stock. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by Baxalta’s Board of Directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by Baxalta’s shareholders.

Classified Board. Baxalta’s amended and restated certificate of incorporation provides that its Board of Directors is to be divided into three classes. The directors in the first of the three classes have terms expiring at the 2016 annual meeting of shareholders. The directors in the second of the three classes have terms expiring at the 2017 annual meeting of shareholders, and the directors in the third of the three classes have terms expiring at the 2018 annual meeting of shareholders. Commencing with the 2016 annual meeting of shareholders, directors for each class will be elected at the annual meeting of shareholders held in the year in which the term for that class expires and thereafter will serve for a term of three years. Baxalta’s amended and restated by-laws provide that at any meeting of shareholders for the election of directors at which a quorum is present, the election will be determined by a majority of the votes cast by the shareholders entitled to vote in the election, with incumbent directors not receiving a majority of the votes cast required to tender their resignations for consideration by the Board, except that in the case of a contested election, the election will be determined by a plurality of the votes cast by the shareholders entitled to vote in the election. Under the classified Board provisions, it would take at least two elections of directors for any individual or group to gain control of Baxalta’s Board of Directors. Accordingly, these provisions could discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to gain control of Baxalta.

Removal of Directors. Baxalta’s amended and restated certificate of incorporation provides that its shareholders may only remove its directors for cause.

Amendments to Certificate of Incorporation. Baxalta’s amended and restated certificate of incorporation provides that the affirmative vote of the holders of at least 80% of its voting stock then outstanding is required to amend certain provisions, including relating to the number, term and removal of its directors, the filling of its Board vacancies, the calling of special meetings of shareholders, shareholder action by written consent, director and officer indemnification, and the amendment, adoption, alternation or repeal of Baxalta’s amended and restated bylaws.

Amendments to Bylaws. Baxalta’s amended and restated by-laws provide that they may be amended, adopted, altered or repealed by Baxalta’s Board of Directors or may be amended or repealed by the affirmative vote of holders of at least 80% of Baxalta’s shares present in person or by proxy and entitled to vote on the matter at any meeting of the shareholders if notice of such proposed amendment or repeal is contained in the notice of such meeting.

Size of Board and Vacancies. Baxalta’s amended and restated certificate of incorporation provides that the number of directors on its Board of Directors will be fixed exclusively by its Board of Directors at a number of directors not less than four (4) and not more than thirteen (13). Any vacancies created in its Board of Directors resulting from any increase in the number of directors or the death, resignation, retirement, disqualification, removal from office or other cause may be filled by a majority of the directors then in office, even if less than a quorum is present, or by a sole remaining director. Any director appointed to fill a vacancy on Baxalta’s Board of Directors will be appointed for a term expiring at the next election of the class for which such director has been appointed, and until his or her successor has been elected and qualified.

Special Shareholder Meetings. Baxalta’s amended and restated certificate of incorporation provides that only the chairman of its Board of Directors, its chief executive officer or its Board of Directors pursuant to a resolution adopted by a majority of the Board of Directors may call special meetings of Baxalta shareholders. Shareholders may not call special shareholder meetings.

Shareholder Action by Written Consent. Baxalta’s amended and restated certificate of incorporation expressly eliminates the right of its shareholders to act by written consent. Shareholder action must take place at a duly called annual meeting or a special meeting of Baxalta shareholders.

Requirements for Advance Notification of Shareholder Nominations and Proposals. Baxalta’s amended and restated by-laws establish advance notice procedures with respect to shareholder proposals and nomination of candidates for election as directors other than nominations made by or at the direction of its Board of Directors or a committee of its Board of Directors.

No Cumulative Voting. The DGCL provides that shareholders are denied the right to cumulate votes in the election of directors unless the company’s certificate of incorporation provides otherwise. Baxalta’s amended and restated certificate of incorporation does not provide for cumulative voting.

Undesignated Preferred Stock. The authority of Baxalta’s Board of Directors to issue preferred stock could potentially be used to discourage attempts by third parties to obtain control of Baxalta’s company through a merger, tender offer, proxy contest or otherwise by making such attempts more difficult or more costly. Baxalta’s Board of Directors is able to issue preferred stock with voting rights or conversion rights that, if exercised, could adversely affect the voting power of the holders of common stock.

Limitations on Liability, Indemnification of Officers and Directors, and Insurance

The DGCL authorizes corporations to eliminate or limit the personal liability of directors to corporations and their shareholders for monetary damages for breaches of directors’ fiduciary duties as directors, and Baxalta’s amended and restated certificate of incorporation includes such an exculpation provision. Baxalta’s amended and restated certificate of incorporation and amended and restated bylaws include provisions that require Baxalta to indemnify, to the fullest extent allowable under the DGCL, the directors and officers of Baxalta or any of its subsidiaries. Baxalta’s amended and restated certificate of incorporation and amended and restated bylaws also provide that Baxalta must pay the expenses incurred by the indemnified person in defending or otherwise participating in any proceeding in advance of its final disposition, subject to Baxalta’s receipt of an undertaking from the indemnified party that such party will repay such amount if it is ultimately determined that such party is not entitled to be indemnified by Baxalta. Baxalta’s amended and restated certificate of incorporation expressly authorizes Baxalta to carry insurance to protect Baxalta’s directors and officers against liability asserted against them or incurred by them in any such capacity.

The limitation of liability and indemnification provisions in Baxalta’s amended and restated certificate of incorporation and bylaws may discourage shareholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against Baxalta’s directors and officers, even though such an action, if successful, might otherwise benefit Baxalta and its shareholders. However, these provisions do not limit or eliminate Baxalta’s rights, or those of any shareholder, to seek non-monetary relief such as injunction or rescission in the event of a breach of a director’s duty of care. The provisions do not alter the liability of directors under the federal securities laws. In addition, investments in Baxalta may be adversely affected to the extent that, in a class action or direct suit, the company pays the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Exclusive Forum

Baxalta’s amended and restated certificate of incorporation provides that unless the Board of Directors otherwise determines, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any derivative action or proceeding brought on behalf of Baxalta, any action asserting a claim of breach of a fiduciary duty owed by any current or former director or officer of Baxalta to Baxalta or Baxalta’s shareholders, creditors or other constituents, any action asserting a claim against Baxalta or any current or former director or officer of Baxalta arising pursuant to any provision of the DGCL or Baxalta’s amended and restated certificate of incorporation or bylaws, or any action asserting a claim against Baxalta or any current or former director or officer of Baxalta that relates to the internal affairs or governance of Baxalta that arises under or by virtue of the laws of the State of Delaware. However, if the Court of Chancery of the State of Delaware dismisses any such action for lack of subject matter jurisdiction, the action may be brought in another state court sitting in the State of Delaware.

Authorized but Unissued Shares

Baxalta’s authorized but unissued shares of common stock and preferred stock will be available for future issuance without shareholder approval unless otherwise required by applicable law, including any stock exchange requirement. Baxalta may use additional shares for a variety of purposes, including future public offerings to raise additional capital, to fund acquisitions and as employee compensation. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of Baxalta by means of a proxy contest, tender offer, merger or otherwise.

Listing

Baxalta’s common stock is listed on the NYSE under the symbol “BXLT.”

Transfer Agent and Registrar

The transfer agent and registrar for Baxalta’s common stock is Computershare:

Computershare

P.O. Box 30170

College Station, TX 77842-3170

(866) 433-8297

www.computershare.com/investor

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a summary of the material United States federal income and, to a limited extent, estate tax consequences relating to the purchase, ownership and disposition of our common stock. However, the summary does not address the consequences of a disposition of our common stock in the Merger or any other aspect of the Merger. Except where noted, this summary deals only with common stock that is held as a “capital asset” (generally, property held for investment) by a non-U.S. holder (as defined below).

A “non-U.S. holder” means a beneficial owner of common stock (other than a partnership or entity treated as a partnership for United States federal income tax purposes) that is not for United States federal income tax purposes any of the following:

•	an individual who is a citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or who meets the “substantial presence” test under Section 7701(b) of the Code;

•	a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons (as defined in the Code) have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary is based upon provisions of the Code and Treasury regulations, administrative rulings and judicial decisions, all as of the date hereof. Those authorities may be subject to different interpretations or changed, perhaps retroactively, so as to result in United States federal income and estate tax consequences different from those summarized below. This summary does not address all aspects of United States federal income and estate taxation and does not deal with foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their personal circumstances, including the impact of the unearned income Medicare contribution tax. In addition, this summary does not address tax considerations applicable to investors that may be subject to special treatment under the United States federal income tax laws such as (without limitation):

•	certain United States expatriates;

•	persons subject to the alternative minimum tax or the tax on net investment income;

•	shareholders that hold our common stock as part of a straddle, appreciated financial position, synthetic security, hedge, conversion transaction or other integrated investment or risk reduction transaction;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code;

•	shareholders that acquired our common stock through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan;

•	shareholders that are partnerships or entities or arrangements treated as partnerships for United States federal income tax purposes, or other pass-through entities, or owners thereof;

•	financial institutions;

•	insurance companies;

•	tax-exempt entities;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid United States federal income tax;

•	dealers in securities or foreign currencies; and

•	traders in securities that use the mark-to-market method of accounting for United States federal income tax purposes.

If a partnership (including an entity treated as a partnership for United States federal income tax purposes) holds our common stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. If you are a partner in a partnership (including an entity treated as a partnership for United States federal income tax purposes) holding our common stock, you should consult your tax advisor.

We have not sought any ruling from the IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions. INVESTORS CONSIDERING THE PURCHASE OF COMMON STOCK SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Distributions

When we make distributions on our common stock, such distributions will constitute dividends for United States federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will constitute a return of capital that is applied against and reduces the non-U.S. holder’s adjusted tax basis in our common stock, but not below zero. Any remaining excess will be treated as gain realized on the sale or other disposition of our common stock and will be treated as described below under “Gain on Disposition of Common Stock.” Any dividend paid to a non-U.S. holder of our common stock that is not effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States will be subject to withholding of United States federal income tax at a rate of 30%, or such lower rate as may be specified under an applicable income tax treaty. In order to receive a reduced treaty rate, a non-U.S. holder must provide us with IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable (or an appropriate successor form), properly certifying eligibility for the reduced rate. If a non-U.S. holder holds stock through a financial institution or other agent acting on the holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to such agent. The non-U.S. holder’s agent will then be required to provide certification to us, either directly or through other intermediaries. A non-U.S. holder that does not timely furnish the required certification, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

Dividends paid to a non-U.S. holder that are effectively connected with the conduct of a trade or business by the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, are attributable to a United States permanent establishment or fixed base of the non-U.S. holder) generally will be exempt from the withholding tax described above and instead will be subject to United States federal income tax on a net income basis at the regular graduated United States federal income tax rates in the same manner as if the non-U.S. holder were a United States person. In such case, we will not have to withhold United States federal income tax if the non-U.S. holder complies with applicable certification and disclosure requirements. In order to obtain this exemption from withholding tax, a non-U.S. holder must provide us with an IRS Form W-8ECI properly certifying eligibility for such exemption. Any such effectively connected dividends received by a non-U.S. holder that is a corporation may be subject to an additional “branch profits tax” at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty, as adjusted for certain items. Non-U.S. holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Gain on Disposition of Common Stock

Any gain realized on the disposition of our common stock by a non-U.S. holder generally will not be subject to United States federal income tax unless:

•	the gain is effectively connected with the conduct of a trade or business by the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment or fixed base of the non-U.S. holder);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•	our common stock constitutes a U.S. real property interest, or USRPI, by reason of our status as a “United States real property holding corporation,” or USRPHC, for United States federal income tax purposes within the shorter of the five-year period preceding such disposition or such non-U.S. holder’s holding period.

A non-U.S. holder who has gain that is described in the first bullet point immediately above will be subject to tax on the net gain derived from the disposition under regular graduated United States federal income tax rates in the same manner as if it were a United States person. In addition, a non-U.S. holder described in the first bullet point immediately above that is a corporation may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty, as adjusted for certain items.

A non-U.S. holder who meets the requirements described in the second bullet point immediately above will be subject to a flat 30% tax (or a lower tax rate specified by an applicable tax treaty) on the gain derived from the disposition, which may be offset by certain United States source capital losses, even though the individual is not considered a resident of the United States, provided the non-U.S. holder has timely filed United States federal income tax returns with respect to such losses.

With respect to our status as a USRPHC, we believe that we currently are not and do not expect to become a USRPHC for United States federal income tax purposes.

Non-U.S. holders should consult their tax advisors with respect to the application of the foregoing rules to their ownership and disposition of our common stock and regarding potentially applicable income tax treaties that may provide for different rules.

Federal Estate Tax

If you are an individual, common stock owned or treated as owned by you at the time of your death will be included in your gross estate for United States federal estate tax purposes and may be subject to United States federal estate tax, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

We must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to such holder and any tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding also may be made available to the tax authorities in the country in which the non-U.S. holder resides or is established under the provisions of an applicable income tax treaty or agreement.

A non-U.S. holder will be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalty of perjury that it is not a United States person (as defined in the Code), and the payor does not have actual knowledge or reason to know that such holder is a United States person, or such holder otherwise establishes an exemption. Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our common stock within the United States or conducted through certain United States-related financial intermediaries, unless such non-U.S. holder certifies under penalty of perjury that it is not a United States person (as defined in the Code), and the payor does not have actual knowledge or reason to know that the non-U.S. holder is a United States person, or such non-U.S. holder otherwise establishes an exemption. The non-U.S. holder’s certification requirement will generally be satisfied by providing a properly executed IRS Form W-8BEN, IRS Form W-8BEN-E, or IRS Form W-8ECI (or appropriate successor form).

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s United States federal income tax liability, if any, provided the required information is timely furnished to the IRS.

FATCA

Sections 1471 through 1474 of the Code and the regulations thereunder (generally referred to as “FATCA”) generally impose a withholding tax of 30% on any dividends on our common stock paid to a foreign financial institution, unless such institution enters into an agreement with the U.S. government to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders, as well as certain account holders that are foreign entities with U.S. owners) or is otherwise exempt. FATCA also imposes a withholding tax of 30% on any dividends on our common stock paid to a non-financial foreign entity unless such entity provides the withholding agent with either certification that such entity does not have any substantial United States owners or identification of the direct and indirect U.S. owners of the entity. Finally, beginning January 1, 2019, IRS guidance indicates withholding of 30% also generally will apply to the gross proceeds of a disposition of our common stock paid to a foreign financial institution or to a non-financial foreign entity unless the reporting and certification requirements described above have been met. Withholding under FATCA is imposed on payments foreign financial institutions and other applicable payees whether they receive such payments in the capacity of an intermediary or for their own account. Under certain circumstances, a non-U.S. holder of our common stock might be eligible for refunds or credits of such taxes. Foreign financial institutions and other entities located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Investors are encouraged to consult with their tax advisors regarding the possible implications of FATCA on their investment in our common stock and the entities through which they hold our stock.

THE FOREGOING DISCUSSION IS FOR GENERAL INFORMATION ONLY AND SHOULD NOT BE VIEWED AS TAX ADVICE. INVESTORS CONSIDERING THE PURCHASE OF OUR COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE UNITED STATES FEDERAL INCOME AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE APPLICABILITY AND EFFECT OF STATE, LOCAL OR FOREIGN TAX LAWS AND TREATIES.

UNDERWRITING (CONFLICTS OF INTEREST)

Underwriting

The common stock described in this prospectus is being offered through J.P. Morgan Securities LLC, who is acting as sole book-running manager of this offering. We and J.P. Morgan Securities LLC will enter into an underwriting agreement, dated the date of this prospectus. Subject to the terms and conditions of the underwriting agreement, the selling shareholder has agreed to sell to the underwriter for cash, and the underwriter has agreed to purchase, at the public offering price less the underwriting discount set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of Shares
J.P. Morgan Securities LLC

Total

The underwriter is committed to purchase all of the shares of the common stock offered by the selling shareholder if it purchases any shares.

The underwriter proposes to offer the common stock directly to the public initially at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $        per share. If all of the shares of common stock have not been sold at the public offering price, the offering price and other selling terms may be changed by the underwriter.

The public offering of the common stock will be made in the United States. Sales of shares made outside of the United States may be made by affiliates of the underwriter.

The underwriting discounts and commissions are equal to the public offering price per share of common stock less the amount paid by the underwriter to the selling shareholder per share of common stock. The underwriting discounts and commissions are $         per share. The following table shows the per-share and total underwriting paid to the underwriter by the selling shareholder.

Per Share	$
Total(1)	$

(1)	The selling shareholder will acquire the total number of shares being sold in this offering in the debt-for-equity exchange. The pricing with respect to the debt-for-equity exchange will (i) be negotiated at arm’s length, (ii) involve a fixed dollar amount and (iii) not contain any variable component.

We estimate that the total expenses of this offering, including registration fees, printing fees, and legal and accounting expenses, but excluding the underwriting discount, will be approximately $         million, all of which will be paid by the company, except for any fees, disbursements, and expenses of Baxter’s counsel and accountants incurred by it in connection with the debt-for-equity exchange, which will be paid by Baxter.

Each of us, our directors, our executive officers and Baxter has agreed that, for 30 days after the date of this prospectus, we and they will not, subject to certain exceptions, directly or indirectly (i) offer, pledge, issue, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any other equity or equity-linked securities of, or any securities convertible into or exercisable or exchangeable for shares of our common stock or any other equity or equity-linked securities of, the company (collectively, Baxalta Subject Securities), (ii) publicly disclose or, in the case of Baxalta and its directors and officers, engage in discussions concerning the intention to make any such offer, pledge, issuance, sale or disposition with respect to, or, in the case of Baxalta, filing of any registration statement under the Securities Act relating to, the Baxalta Subject Securities, (iii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Baxalta Subject Securities or (iv) file with the SEC or cause to become effective any registration statement under the Securities Act relating to, or make any demand for or exercise any right with respect to the registration with the SEC of, any Baxalta Subject Securities, whether any such transaction described in clause (i), (ii), (iii) or (iv) above is to be settled by delivery of any Baxalta Subject Securities, in cash or otherwise, without the prior written consent of the underwriter. In addition, Shire has agreed to similar lock-up restrictions with respect to the Shire Securities for a period of 30 days after the date of this prospectus.

Notwithstanding the above, the lock-up agreement applicable to Baxalta will not apply to (A) the shares of our common stock to be sold pursuant to this offering, (B) the filing of any registration statement contemplated by the Letter Agreement in connection with certain debt-for-equity exchange offers, (C) the issuance by Baxalta of any Baxalta Subject Securities upon the exercise of any option, outstanding on the date hereof under Baxalta’s existing equity incentive plans, or the vesting of any previously issued restricted stock, restricted stock units or performance stock units outstanding on the date of this prospectus under Baxalta’s existing equity incentive plans, (D) the grant of stock options, stock, restricted stock units or performance stock units pursuant to Baxalta’s existing equity incentive plans in effect on the date of this prospectus or (E) the filing of one or more registration statements on Form S-8 with the SEC with respect to any Baxalta Subject Securities issued or issuable under any of Baxalta’s existing equity incentive plans in effect on the date hereof.

The lock-up agreement applicable to Baxter will not apply to, among other things, (A) the shares of Baxalta common stock to be exchanged by Baxter with the selling shareholder in connection with the debt-for-equity exchange described herein, (B) the contribution of shares of Baxalta common stock to the Baxter U.S. pension plan in an amount not to exceed $750 million and (C) the delivery of demand notices and exercise of registration rights by Baxter with respect to the registration of shares of Baxalta Subject Securities pursuant to the shareholder’s and registration rights agreement, as modified by the Letter Agreement.

Notwithstanding the above, the lock-up agreement applicable to our directors and executive officers will not apply to (A) transfers of shares of our common stock as bona fide gifts; (B) certain transfers either during the holder’s lifetime or on death by will or intestacy or to a trust; (C) transfers by operation of law pursuant to a qualified domestic order or in connection with a divorce settlement; (D) the exercise of any option to purchase shares of our common stock or the vesting of any restricted stock unit or performance share unit in accordance with its terms, provided that securities received upon such exercise or vesting will be subject to the terms of the lock-up agreement; (E) the forfeiture of shares of our common stock to satisfy any income, employment or social security tax withholding and remittance obligations in connection with the vesting during the “lock-up” period of restricted stock units or performance share units; (F) the establishment of a trading plan complying with Rule 10b5-1 under the Exchange Act for the sale or transfer of shares, provided that such plan does not provide for the sale or transfer of shares of our common stock during the “lock-up” period; or (G) sales of our common stock pursuant to any trading plan complying with Rule 10b5-1 under the Exchange Act entered into by the holder prior to the date of this prospectus or pursuant to any amendment or replacement of any such plan, so long as the number of shares subject to such original plan is not increased, subject, in the each of cases (A) through (G) above, to certain conditions.

We and the selling shareholder have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act.

Our common stock is listed on the NYSE under the symbol “BXLT.”

In connection with this offering, the underwriter may engage in stabilizing transactions, which involves making bids for, purchasing, and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress.

These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriter of a greater number of common stock than it is required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales.

The underwriter has advised us that, pursuant to Regulation M of the Securities Act, it may also engage in other activities that stabilize, maintain, or otherwise affect the price of the common stock.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriter commences these activities, it may discontinue them at any time. The underwriter may carry out these transactions on the NYSE, in the over-the-counter market or otherwise.

Conflicts of Interest and Relationships

This offering is being conducted in accordance with the applicable provisions of Rule 5121 of the FINRA Conduct Rules. The underwriter will have a “conflict of interest” pursuant to FINRA Rule 5121(f)(5)(C)(ii) by virtue of its affiliate’s role as selling shareholder because all of the net proceeds of this offering will be received by the selling shareholder. As such, the underwriter will not confirm any sales to any account over which it exercises discretionary authority without the specific written approval of the transaction from the account holder. Pursuant to FINRA Rule 5121, the appointment of a qualified independent underwriter is not necessary in connection with this offering because the offering is of a class of equity securities for which a “bona fide public market”, as defined by FINRA Rule 5121(f)(3), exists.

The underwriter and certain of its affiliates have provided in the past to the company, Baxter and their respective affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us, Baxter and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In particular, the underwriter and certain affiliates of the underwriter serve as co-lead arranger, joint bookrunner and administrative agent under each of Baxalta’s U.S. Facility and Baxalta’s Multicurrency Facility. In addition, the underwriter and certain affiliates of the underwriter serve as lead arrangers, bookrunners and administrative agent under each of Baxter’s $1.5 billion five-year revolving credit agreement dated July 1, 2015 and Baxter’s €200 million five-year revolving credit agreement dated July 1, 2015, and previously acted in such capacities under Baxter’s 364-Day Credit Agreement dated December 10, 2014, as amended, which was terminated (effective as of January 27, 2016) in connection with the consummation of the debt-for-equity exchange between Baxter and an affiliate of the selling shareholder. The underwriter has also provided financial advisory services to Baxter in connection with the separation and distribution. Additionally, from time to time, the underwriter and its affiliates engage in interest and exchange rate hedging and other trading activities with Baxter. These activities do not involve our common stock or the indebtedness of Baxter to be exchanged in the debt-for-equity exchange. From time to time, the underwriter and its affiliates may effect transactions for their own account or the account of customers and hold on behalf of themselves or their customers, long or short positions in Baxalta’s or its affiliates’ debt or equity securities. The underwriter and its affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

The Debt-for-Equity Exchange

Baxter and the selling shareholder will enter into a debt-for-equity exchange agreement as of the date of this prospectus. The selling shareholder is J.P. Morgan Securities LLC, the underwriter in this offering. Under the debt-for-equity exchange agreement, on the date of this prospectus, Baxter will exchange the shares of common stock to be sold in this offering for indebtedness of Baxter to be acquired by the selling shareholder in the tender offer described above under “Prospectus Summary—The Underwriting and Debt-for-Equity Exchange.” The selling shareholder will then sell those shares pursuant to this offering for cash.

The indebtedness of Baxter to be acquired by the selling shareholder and available for use in the debt-for-equity exchange has an aggregate principal amount of up to $            . The amount of such indebtedness of Baxter will be sufficient to acquire from Baxter pursuant to the debt-for-equity exchange all of the shares of common stock to be sold in this offering. The pricing with respect to the debt-for-equity exchange will (i) be negotiated at arm’s length, (ii) involve a fixed dollar amount and (iii) not contain any variable component. The selling shareholder will acquire and sell the shares as principal for its own account, rather than on Baxter’s behalf. Under the debt-for-equity exchange agreement described above, the selling shareholder will become the owner of our shares of common stock it acquires in the debt-for-equity exchange as of the date of this prospectus. The selling shareholder, and not Baxalta or Baxter, will receive the net proceeds from the sale of the shares in this offering.

Under U.S. federal securities laws, the selling shareholder will be deemed to be the underwriter with respect to any shares of common stock that it acquires in the debt-for-equity exchange and sells in this offering; however, references to the underwriter in this prospectus refer only to the underwriter listed in the first paragraph of this “Underwriting (Conflicts of Interest)” section. Baxter may be deemed to be a selling shareholder solely for U.S. federal securities law purposes with respect to any shares of common stock that the selling shareholder acquires from Baxter in the debt-for-equity exchange and sells in this offering.

The selling shareholder will pay its own expenses and discounts in connection with the shares acquired by it in the debt-for-equity exchange.

Selling Restrictions

General

Other than in the United States, no action has been taken by us, Baxter, the selling shareholder or the underwriter that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

United Kingdom

Any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of any shares of common stock has only been communicated or caused to be communicated and will only be communicated or cause to be communicated in circumstances in which Section 21(1) of the FSMA does not apply to us.

All applicable provisions of the FSMA must be complied with in respect to anything done by any person in relation to the shares of common stock in, from or otherwise involving the United Kingdom.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), from and including the date on which the Prospectus Directive was implemented in that Relevant Member State (the Relevant Implementation Date) an offer of securities described in this prospectus may not be made to the public in that Relevant Member State other than:

•	to any legal entity which is a qualified investor as defined under the Prospectus Directive;

•	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the underwriter nominated by us for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of securities described in this prospectus shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of securities to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State. The expression “Prospectus Directive” means Directive 2003/71/EC (as amended, including by Directive 2010/73/EU), and includes any relevant implementing measure in each Member State.

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (DFSA). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the Corporations Act), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the Exempt Investors) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Hong Kong

The contents of this prospectus have not been reviewed or approved by any regulatory authority in Hong Kong. This prospectus does not constitute an offer or invitation to the public in Hong Kong to acquire the securities. Accordingly, unless permitted by the securities laws of Hong Kong, no person may issue or have in its possession for the purposes of issue, this prospectus or any advertisement, invitation or document relating to the securities, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong other than in relation to the securities which are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” (as such term is defined in the Securities and Futures Ordinance of Hong Kong (Cap. 571) (SFO) and the subsidiary legislation made thereunder); or in circumstances which do not result in this prospectus being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance of Hong Kong (Cap. 32) (CO); or which do not constitute an offer or an invitation to the public for the purposes of the SFO or the CO. The offer of the securities is personal to the person to whom this prospectus has been delivered, and a subscription for securities will only be accepted from such person. No person to whom a copy of this prospectus is issued may issue, circulate or distribute this prospectus in Hong Kong, or make or give a copy of this prospectus to any other person. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this prospectus, you should obtain independent professional advice.

Japan

The shares have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended) and, accordingly, no share may be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except under circumstances which will result in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Singapore

This prospectus has not been registered as a prospectus under the Securities and Futures Act, Chapter 289 of Singapore (SFA) by the Monetary Authority of Singapore, and the offer of the securities in Singapore is made primarily pursuant to the exemptions under Sections 274 and 275 of the SFA. Accordingly, the securities may not be offered or sold, or made the subject of an invitation for subscription or purchase, nor may this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase of the securities be circulated or distributed, whether directly or indirectly, to any person in Singapore other than: (a) to an institutional investor as defined in Section 4A of the SFA (an Institutional Investor) pursuant to Section 274 of the SFA; (b) to an accredited investor as defined in Section 4A of the SFA (an Accredited Investor) or other relevant person as defined in Section 275(2) of the SFA (a Relevant Person), or to any person pursuant to an offer referred to in Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA; or (c) otherwise pursuant to, and in accordance with, the conditions of any other applicable exemption or provision of the SFA.

It is a condition of the offer that where the securities are subscribed for or acquired pursuant to an offer made in reliance on Section 275 of the SFA by a Relevant Person which is:

(a) a corporation (which is not an Accredited Investor), the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an Accredited Investor; or

(b) a trust (where the trustee is not an Accredited Investor), the sole purpose of which is to hold investments and each beneficiary of the trust is an individual who is an Accredited Investor,

the shares, debentures and units of shares and debentures of that corporation, and the beneficiaries’ rights and interest (howsoever described) in that trust, shall not be transferred within 6 months after that corporation or that trust has subscribed for or acquired the securities except:

i.	to an Institutional Investor, or an Accredited Investor or other Relevant Person, or which arises from an offer referred to in Section 275(1A) of the SFA (in the case of that corporation) or Section 276(4)(i)(B) of the SFA (in the case of that trust);

ii.	where no consideration is or will be given for the transfer; or

iii.	where the transfer is by operation of law.

Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriter is not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

WHERE YOU CAN FIND MORE INFORMATION

Baxalta has filed a registration statement on Form S-1 with the SEC with respect to the shares of Baxalta common stock being offered as contemplated by this prospectus. This prospectus is a part of, and does not contain all of the information set forth in, the registration statement and the exhibits and schedules to the registration statement. For further information with respect to Baxalta and its common stock, please refer to the registration statement, including its exhibits and schedules. Statements made in this prospectus relating to any contract or other document are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. You may review a copy of the registration statement, including its exhibits and schedules, at the SEC’s public reference room, located at 100 F Street, N.E., Washington, D.C. 20549, by calling the SEC at 1-800-SEC-0330 or by accessing the Internet website maintained by the SEC at www.sec.gov. Information contained on any website referenced in this prospectus is not incorporated by reference in this prospectus.

Baxalta is subject to the information and reporting requirements of the Exchange Act and, in accordance with the Exchange Act, files periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information are available for inspection and copying at the SEC’s public reference room and by accessing the website of the SEC referred to above.

Shire is also subject to the information and reporting requirements of the Exchange Act and, in accordance with the Exchange Act, files periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information are available for inspection and copying at the SEC’s public reference room and by accessing the website of the SEC referred to above. See “The Proposed Merger—Information About Shire.”

LEGAL MATTERS

Stephanie D. Miller, Baxalta’s Senior Vice President, Associate General Counsel and Corporate Secretary, and Mayer Brown LLP will pass upon certain legal matters for us with respect to this offering. Ms. Miller owns shares of, and options on, Baxalta common stock, both directly and as a participant in various stock and employee benefit plans. Baxter is being represented in connection with this offering by Skadden, Arps, Slate, Meagher & Flom LLP. The selling shareholder and the underwriter are being represented in connection with this offering by Sidley Austin LLP, Chicago, Illinois. Sidley Austin LLP has represented Baxter and Baxalta from time to time on various legal matters unrelated to this offering.

EXPERTS

The combined financial statements of the biopharmaceuticals business of Baxter as of December 31, 2014 and 2013 and for each of the three years in the period ended December 31, 2014 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm given on the authority of said firm as experts in auditing and accounting.

GLOSSARY OF SCIENTIFIC TERMS

Below is a list of additional scientific terms and their respective meanings which are used throughout this prospectus.

Acquired Hemophilia A: A rare, potentially life-threatening bleeding disorder, which, unlike congenital hemophilia, typically affects older adults and occurs in both males and females. In acquired hemophilia A, individuals typically experience subcutaneous, soft tissue, and post-surgical bleeding. The comorbidities in this typically elderly population also pose a particular challenge to treat serious bleeding episodes.

Biologics: Medical products made from a variety of natural sources (human, animal or microorganism) intended to treat diseases and medical conditions or used to prevent or diagnose diseases; products include vaccines, blood and blood products, allergenic extracts, human cells and tissues, gene therapies and cellular therapies.

Biosimilars: A biological product that is highly similar to a U.S.-licensed reference biological product notwithstanding minor differences in clinically inactive components, and for which there are no clinically meaningful differences between the biological product and the reference product in terms of the safety, purity, and potency of the product.

Extended Half-Life: Prolonged circulation of the replacement clotting factor therapy in the body.

Hemophilia A: The most common type of hemophilia which occurs when clotting factor VIII (fVIII), a naturally occurring protein in blood that controls bleeding, is not present in sufficient amounts or is absent. Without enough fVIII, people with hemophilia can experience spontaneous, uncontrolled internal bleeding that is painful, debilitating, damaging to joints and potentially fatal.

Hemophilia B: The second most common type of hemophilia (also known as Christmas disease) and the result of insufficient amounts of clotting factor IX, a naturally occurring protein in blood that controls bleeding. Hemophilia B is often a debilitating, chronic disease with complications that include bleeding episodes, hemophilic arthropathy (bleeding into a joint) and hospitalization.

Hyaluronidase: A naturally occurring enzyme that temporarily locally degrades hyaluronan (a naturally occurring space-filling, gel-like substance that is a major component of normal tissues throughout the body, such as skin and cartilage, and abnormal tissues, such as tumors) thereby facilitating the penetration and diffusion of other drugs and fluids that are injected under the skin.

Hypoalbumenia: A medical condition where levels of albumin in blood serum are abnormally low.

Hypogammaglobulinemia: Type of primary immunodeficiency disease with a predisposition toward infections that normally are defended against by antibody responses.

Hypovolemia: An abnormal decrease in the volume of blood plasma.

Inhibitor Management Therapy: The development of neutralizing antibodies (inhibitors) to factor VIII (fVIII) or factor IX (fIX) is the most significant complication of hemophilia treatment. The major morbidity that results from the development of an inhibitor in patients with hemophilia is bleeding that is difficult to treat. Inhibitor management relies initially on immune tolerance induction, particularly in patients with severe Hemophilia A. Failing that, management depends on hemostatic therapies that bypass the missing clotting factor. Bypassing agents treat bleeding by producing thrombin via pathways that do not require fVIII or fIX, and include recombinant factor VIIa and activated prothrombin complex concentrates.

Multifocal Motor Neuropathy (MMN): A rare, auto immune-mediated disorder characterized by slowly progressive, asymmetric, distal weakness of one or more limbs, most commonly starting with the arms, leading to significant difficulty with simple manual tasks. MMN is caused by disorder/malfunctions in the conduction pathway of motor nerves, limiting transmission of electrical impulses and if left untreated, often progresses to more severe weakness, including muscle atrophy, involuntary twitching and cramps.

Pharmacokinetic: The rate and extent to which a drug’s active ingredient is made available to the body and the way it is distributed in, metabolized by, and eliminated from the human body.

Primary Immunodeficiency (PID): A group of over 150 diseases in which part of the body’s immune system is missing or does not function properly. Normally, the immune system protects the body from pathogenic microorganisms like bacteria, viruses, and fungi, which can cause infectious diseases. When any part of a person’s immune system is absent or dysfunctional, they are more likely to become infected and may take longer to recover from infections. When a defect in the immune system is inherited, it is called primary immunodeficiency.

von Willebrand Disease (VWD): An autosomal genetic disorder related to quantitative deficits and/or qualitative defects of von Willebrand Factor, the result of which is impaired hemostasis. It is the most common hereditary coagulation disorder. Many people who have VWD may experience mild symptoms, but some patients can experience severe bleeding events similar to bleeding experienced by patients with hemophilia.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Baxter International Inc.

In our opinion, the accompanying combined balance sheets and the related combined statements of income, comprehensive income, changes in equity and cash flows present fairly, in all material respects, the financial position of the Biopharmaceuticals Business of Baxter International Inc. at December 31, 2014 and 2013, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Chicago, Illinois

April 10, 2015, except for earnings per common share information disclosed on the combined statement of income and in Note 1 to the combined financial statements, as to which the date is September 1, 2015.

THE BIOPHARMACEUTICALS BUSINESS OF BAXTER INTERNATIONAL INC.

COMBINED BALANCE SHEETS

as of December 31 (in millions)	2014	2013

Assets
Current Assets:
Accounts and other current receivables, net	$960	$954
Inventories	1,960	1,922
Short-term deferred income taxes	215	215
Prepaid expenses and other	173	144

Total current assets	3,308	3,235

Property, Plant and Equipment, Net	4,192	3,376

Other Assets:
Goodwill	565	524
Other intangible assets, net	459	349
Other	260	258

Total other assets	1,284	1,131

Total assets	$8,784	$7,742

Liabilities and Equity
Current Liabilities:
Accounts payable	$484	$350
Accrued liabilities	1,160	1,368

Total current liabilities	1,644	1,718

Long-Term Liabilities	1,393	845
Commitments and Contingencies
Equity:
Net parent company investment	6,180	5,243
Accumulated other comprehensive loss	(433)	(64)

Total equity	5,747	5,179

Total liabilities and equity	$8,784	$7,742

The accompanying notes are an integral part of these combined financial statements.

THE BIOPHARMACEUTICALS BUSINESS OF BAXTER INTERNATIONAL INC.

COMBINED STATEMENTS OF INCOME

years ended December 31 (in millions, except share and per share data)	2014	2013	2012

Net sales	$5,952	$5,555	$5,310
Cost of sales	2,443	2,329	2,240

Gross margin	3,509	3,226	3,070

Selling, general and administrative expenses	1,053	1,017	913
Research and development expenses	820	595	581
Other expense, net	104	1	15

Income from continuing operations before income taxes	1,532	1,613	1,561
Income tax expense	346	325	356

Net income from continuing operations	1,186	1,288	1,205
Income from discontinued operations, net of tax	551	—	43

Net income	$1,737	$1,288	$1,248

Net income from continuing operations per common share
Basic	$1.75	$1.90	$1.78

Diluted	$1.74	$1.89	$1.77

Income from discontinued operations per common share
Basic	$0.82	—	$0.06

Diluted	$0.81	—	$0.06

Net income per common share
Basic	$2.57	$1.90	$1.84

Diluted	$2.55	$1.89	$1.83

Weighted-average number of common shares outstanding
Basic	676	676	676

Diluted	681	681	681

THE BIOPHARMACEUTICALS BUSINESS OF BAXTER INTERNATIONAL INC.

COMBINED STATEMENTS OF COMPREHENSIVE INCOME

years ended December 31 (in millions)	2014	2013	2012

Net income	$1,737	$1,288	$1,248
Other comprehensive (loss) income:
Currency translation adjustments, net of tax benefit (expense) of $28 in 2014, ($14) in 2013 and ($5) in 2012	(387)	72	43
Pension, net of tax benefit (expense) of $5 in 2014, ($2) in 2013 and $9 in 2012	(1)	(7)	(27)
Available-for-sale investments and other, net of tax benefit (expense) of $2 in 2014, ($3) in 2013 and ($1) in 2012	19	(15)	(4)

Total other comprehensive (loss) income	(369)	50	12

Comprehensive income	$1,368	$1,338	$1,260

The accompanying notes are an integral part of these combined financial statements.

THE BIOPHARMACEUTICALS BUSINESS OF BAXTER INTERNATIONAL INC.

COMBINED STATEMENTS OF CASH FLOWS

years ended December 31 (in millions)	2014	2013	2012

Cash flows from operations
Net income	$1,737	$1,288	$1,248
Adjustments
Depreciation and amortization	206	184	167
Deferred income taxes	68	(43)	22
Stock compensation	32	27	22
Business optimization charges	33	133	44
Realized excess tax benefits from stock issued under employee benefit plans	(9)	(13)	(10)
Pension expense	52	60	46
Gain on sale of discontinued operations	(466)	—	—
Change in fair value of contingent payment liabilities	124	18	—
Other	116	47	114
Changes in balance sheet items
Accounts and other current receivables, net	(75)	(51)	(95)
Inventories	(282)	(261)	(159)
Accounts payable	127	45	(49)
Accrued liabilities	(195)	202	85
Business optimization payments	(37)	(31)	(21)
Prepaids and other	(58)	(57)	(6)

Net cash provided from operations	1,373	1,548	1,408

Cash flows from investing activities
Capital expenditures	(970)	(797)	(521)
Acquisitions, net of cash acquired	(197)	(163)	(163)
Divestitures and other investing activities	666	(17)	(13)

Net cash used for investing activities	(501)	(977)	(697)

Cash flows from financing activities
Net transactions with Baxter	(856)	(571)	(711)
Other financing activities	(16)	—	—

Net cash used for financing activities	(872)	(571)	(711)

Change in cash and equivalents	—	—	—

Cash and equivalents at beginning and end of year	$—	$—	$—

The accompanying notes are an integral part of these combined financial statements.

THE BIOPHARMACEUTICALS BUSINESS OF BAXTER INTERNATIONAL INC.

COMBINED STATEMENTS OF CHANGES IN EQUITY

	Accumulated Other Comprehensive Income (Loss)
(in millions)	Net Parent Company Investment	Foreign Currency Translation	Pension	Available-for- sale Investments and Other	Total	Total Equity

Balance as of December 31, 2011 (unaudited)	$3,894	$(115)	$(17)	$6	$(126)	$3,768
Net income	1,248	—	—	—	—	1,248
Transfers to Baxter, net	(677)	—	—	—	—	(677)
Foreign currency translation related adjustments	—	43	—	—	43	43
Pension obligations	—	—	(27)	—	(27)	(27)
Available-for-sale investments and other	—	—	—	(4)	(4)	(4)

Balance as of December 31, 2012	4,465	(72)	(44)	2	(114)	4,351

Net income	1,288	—	—	—	—	1,288
Transfers to Baxter, net	(510)	—	—	—	—	(510)
Foreign currency translation related adjustments	—	72	—	—	72	72
Pension obligations	—	—	(7)	—	(7)	(7)
Available-for-sale investments and other	—	—	—	(15)	(15)	(15)

Balance as of December 31, 2013	5,243	—	(51)	(13)	(64)	5,179

Net income	1,737	—	—	—	—	1,737
Transfers to Baxter, net	(800)	—	—	—	—	(800)
Foreign currency translation related adjustments	—	(387)	—	—	(387)	(387)
Pension obligations	—	—	(1)	—	(1)	(1)
Available-for-sale investments and other	—	—	—	19	19	19

Balance as of December 31, 2014	$6,180	$(387)	$(52)	$6	$(433)	$5,747

The accompanying notes are an integral part of these combined financial statements.

THE BIOPHARMACEUTICALS BUSINESS OF BAXTER INTERNATIONAL INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE 1    NATURE OF BUSINESS AND BASIS OF PREPARATION

On March 27, 2014, Baxter International Inc. (Baxter or the Parent) announced its plan to create two separate, independent public companies with one focused on developing and marketing biopharmaceuticals and the other on diversified medical products. Under the separation plan, Baxter will spin off its biopharmaceuticals business into Baxalta Incorporated (Baxalta), a wholly owned subsidiary of Baxter that was incorporated on September 8, 2014. The combined biopharmaceuticals business of Baxter is referred to throughout these combined financial statements as the Company.

To accomplish the separation, Baxter intends to make a pro rata distribution of more than 80% of Baxalta’s common stock to Baxter’s shareholders. At the time of the distribution, Baxalta will hold the assets and liabilities associated with Baxter’s biopharmaceuticals business. The distribution is subject to a number of conditions, including the receipt of a favorable opinion or ruling with respect to the tax-free nature of the distribution and approval by the Baxter Board of Directors.

Nature of Business

The principal business of the Company is the development, manufacture and marketing of a diverse portfolio of treatments for hemophilia and other bleeding disorders, immune deficiencies, alpha-1 antitrypsin deficiency, burns and shock, and other chronic and acute medical conditions. The Company is also investing in new disease areas, including oncology, as well as emerging technology platforms, including gene therapy and biosimilars.

The Company’s business strategy is aimed at improving diagnosis, treatment and standards of care across a wide range of bleeding disorders and other rare chronic and acute medical conditions, capitalizing on the Company’s differentiated portfolio, ensuring the sustainability of supply to meet growing demand for therapies across core disease areas, and accelerating innovation by developing and launching new treatments while leveraging its expertise into new emerging therapeutics through acquisitions of and collaborations with others.

The Company’s primary manufacturing facilities are located in the United States, Austria, Switzerland, Singapore and Belgium. The Company distributes its products through its own direct sales force, independent distributors and drug wholesalers, and sells to customers throughout the world.

Basis of Preparation

The accompanying combined financial statements have been prepared on a standalone basis and are derived from Baxter’s consolidated financial statements and accounting records. The combined financial statements reflect the Company’s financial position, results of operations and cash flows as the business was operated as part of Baxter prior to the distribution, in conformity with accounting principles generally accepted in the United States (GAAP).

These combined financial statements include the attribution of certain assets and liabilities that have historically been held at the Baxter corporate level but which are specifically identifiable or attributable to the Company. All intercompany transactions and accounts within the Company have been eliminated. All transactions between the Company and Baxter are considered to be effectively settled in the combined financial statements at the time the transaction is recorded. The total net effect of the settlement of these intercompany transactions is reflected in the combined statements of cash flows as a financing activity and in the combined balance sheets as net parent company investment.

These combined financial statements include an allocation of expenses related to certain Baxter corporate functions, including executive oversight, treasury, finance, legal, human resources, tax planning, internal audit, financial reporting, information technology and investor relations. These expenses have been allocated to the Company based on direct usage or benefit where specifically identifiable, with the remainder allocated primarily on a pro rata basis of revenue, headcount, square footage, or other measures. The Company considers the expense methodology and results to be reasonable for all periods presented. However, the allocations may not be indicative of the actual expense that would have been incurred had the Company operated as an independent, publicly traded company for the periods presented.

The income tax amounts in these combined financial statements have been calculated based on a separate return methodology and presented as if the Company’s operations were separate taxpayers in the respective jurisdictions.

Baxter maintains various benefit and share-based compensation plans at a corporate level and other benefit plans at a country level. The Company’s employees participate in such programs and a portion of the cost of those plans is included in the Company’s financial statements. However, the combined balance sheets do not include any equity related to share-based compensation plans or any net benefit plan obligations unless the benefit plan covers only active and inactive employees of the Company.

The Company’s equity balance in these combined financial statements represents the excess of total assets over total liabilities, including the due to/from balances between the Company and Baxter (net parent company investment) and accumulated other comprehensive income (AOCI). Net parent company investment is primarily impacted by contributions from Baxter which are the result of treasury activities and net funding provided by or distributed to Baxter.

Earnings Per Share

On July 1, 2015, Baxter distributed approximately 544 million shares of Baxalta common stock to its shareholders and retained an additional 132 million shares. As a result, the company has updated its statement of income to retrospectively present basic and diluted earnings per common share (EPS).

The computation of basic EPS for all periods disclosed was calculated using the shares distributed and retained by Baxter on July 1, 2015 totaling 676 million. The weighted average number of shares outstanding for diluted EPS for the periods prior to separation also include 5 million of diluted common share equivalents for stock options, restricted stock units (RSUs), and performance share units (PSUs) as these share-based awards were previously issued by Baxter and outstanding at the time of separation and were assumed by Baxalta following the separation.

The numerator for both basic and diluted EPS is net income, net income from continuing operations, or income from discontinued operations, net of tax.

The following is a reconciliation of basic shares to diluted shares.

(in millions)	2014	2013	2012

Basic shares	676	676	676
Effect of dilutive shares	5	5	5

Diluted Shares	681	681	681

The computation of diluted EPS excluded 19 million equity awards for the periods presented because their inclusion would have had an anti-dilutive effect on diluted EPS as of July 1, 2015.

NOTE 2    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires the Company to make estimates and assumptions that affect reported amounts and related disclosures. Actual results could differ from these estimates.

Revenue Recognition

The Company recognizes revenues from product sales and services when earned. Specifically, revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred (or services have been rendered), the price is fixed or determinable, and collectability is reasonably assured. For product sales, revenue is not recognized until title and risk of loss have transferred to the customer. The shipping terms for the majority of the Company’s revenue arrangements are FOB destination. Provisions for rebates, chargebacks to wholesalers and distributors, returns, and discounts are provided for at the time the related sales are recorded, and are reflected as a reduction of sales.

Accounts Receivable and Allowance for Doubtful Accounts

In the normal course of business, the Company provides credit to its customers and maintains reserves for potential credit losses. The movement in the allowance for doubtful accounts during the periods presented is as follows:

years ended of December 31 (in millions)	2014	2013	2012

Balance at beginning of year	$21	$20	$19
Additions	3	2	2
Deductions from reserves	(4)	(1)	(1)

Balance at end of year	$20	$21	$20

Inventories

as of December 31 (in millions)	2014	2013

Raw materials	$524	$529
Work in process	976	971
Finished goods	460	422

Total	$1,960	$1,922

Inventories are stated at the lower of cost (first-in, first-out method) or market value. Market value for raw materials is based on replacement costs, and market value for work in process and finished goods is based on net realizable value.

Property, Plant and Equipment, Net

as of December 31 (in millions)	2014	2013

Land	$105	$99
Buildings and leasehold improvements	1,260	1,240
Machinery and equipment	2,259	2,101
Construction in progress	2,109	1,518

Total property, plant and equipment, at cost	5,733	4,958
Accumulated depreciation	(1,541)	(1,582)

Property, plant and equipment (PP&E), net	$4,192	$3,376

Depreciation expense is calculated using the straight-line method over the estimated useful lives of the related assets, which range from 20 to 50 years for buildings and improvements and from three to 15 years for machinery and equipment. Leasehold improvements are amortized over the life of the related facility lease (including any renewal periods, if appropriate) or the asset, whichever is shorter. Machinery and equipment includes capitalized software costs, which are amortized on a straight-line basis over the estimated useful lives of the software. Depreciation expense was $189 million in 2014, $168 million in 2013, and $150 million in 2012. Gross assets recorded under capital leases and reported in buildings and leasehold improvements were $283 million and $20 million as of December 31, 2014 and December 31, 2013, respectively, and associated accumulated depreciation was $3 million and $1 million as of December 31, 2014 and December 31, 2013, respectively.

Acquisitions

Results of operations of acquired companies are included in the Company’s results of operations as of the respective acquisition dates. The purchase price of each acquisition is allocated to the net assets acquired based on estimates of their fair values at the date of the acquisition. Any purchase price in excess of these net assets is recorded as goodwill. The allocation of purchase price in certain cases may be subject to revision based on the final determination of fair values during the measurement period, which may be up to one year from the acquisition date.

Contingent consideration is recognized at the estimated fair value on the acquisition date. Subsequent changes to the fair value of contingent considerations are recognized in earnings.

Research and Development

Research and development (R&D) costs are expensed as incurred. Pre-regulatory approval contingent milestone obligations to counterparties in collaborative arrangements are expensed when the milestone is achieved. Payments made to counterparties on or after regulatory approval are capitalized and amortized over the remaining useful life of the related product. Amounts capitalized for such payments are included in other intangible assets, net of accumulated amortization.

Acquired in-process R&D (IPR&D) is the value assigned to products under development acquired in a business combination which have not received regulatory approval and have no alternative future use. Acquired IPR&D is capitalized as an indefinite-lived intangible asset. Development costs incurred after the acquisition date are expensed as incurred. Upon receipt of regulatory approval of the related product, the indefinite-lived intangible asset is accounted for as a finite-lived intangible asset and generally amortized on a straight-line basis over the estimated economic life of the related product, subject to annual impairment reviews as discussed below. If the R&D project is abandoned, the indefinite-lived asset is charged to expense.

Collaborative Arrangements

The Company enters into collaborative arrangements in the normal course of business. These collaborative arrangements take a number of forms and structures, and are designed to enhance and expedite long-term sales and profitability growth. These arrangements generally provide that the Company obtain commercialization rights to a product under development. The agreements often require the Company make upfront payments and include additional contingent milestone payments relating to the achievement of specified development, regulatory and commercial milestones, as well as royalty payments. The Company may also be responsible for other on-going costs associated with the arrangements, including R&D cost reimbursements to the counterparty.

Royalty payments are expensed as cost of sales when they become due and payable. Any purchases of product from the partner during the development stage are expensed as R&D, while such purchases during the commercialization phase are capitalized as inventory and recognized as cost of sales when the related finished products are sold. The Company presents upfront payments to collaboration partners as investing activities and milestone payments as operating activities in the combined statements of cash flows.

Business Optimization Charges

The Company records liabilities for costs associated with exit or disposal activities in the period in which the liability is incurred. Employee termination costs are primarily recorded when actions are probable and estimable. Costs for one-time termination benefits in which the employee is required to render service until termination in order to receive the benefits are recognized ratably over the future service period.

Goodwill

Goodwill is not amortized, but is subject to an impairment review annually and whenever indicators of impairment exist. Goodwill would be impaired if the carrying amount of a reporting unit exceeded the fair value of that reporting unit, calculated as the present value of estimated cash flows discounted using a risk-free market rate adjusted for a market participant’s view of similar companies and perceived risks in the cash flows. The implied fair value of goodwill is then determined by subtracting the fair value of all identifiable net assets other than goodwill from the fair value of the reporting unit, with an impairment charge recorded for the excess, if any, of carrying amount of goodwill over the implied fair value.

Intangible Assets Not Subject to Amortization

Indefinite-lived intangible assets, such as acquired IPR&D, are subject to an impairment review annually and whenever indicators of impairment exist. Indefinite-lived intangible assets would be impaired if the carrying amount of the asset exceeded the fair value of the asset.

Other Long-Lived Assets

The Company reviews the carrying amounts of long-lived assets, other than goodwill and intangible assets not subject to amortization, for potential impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In evaluating recoverability, the Company groups assets and liabilities at the lowest level such that the identifiable cash flows relating to the Company are largely independent of the cash flows of other assets and liabilities. The Company then compares the carrying amounts of the assets or asset groups with the related estimated undiscounted future cash flows. In the event impairment exists, an impairment charge is recorded as the amount by which the carrying amount of the asset or asset group exceeds the fair value.

Income Taxes

In the Company’s combined financial statements, income tax expense and deferred tax balances have been calculated on a separate return basis although the Company’s operations have historically been included in the tax returns filed by the respective Baxter entities of which the Company’s business is a part. In the future, as a standalone entity, the Company will file tax returns on its own behalf and its deferred taxes and effective tax rate may differ from those in historical periods.

Deferred taxes are recognized for the future tax effects of temporary differences between financial and income tax reporting based on enacted tax laws and rates. The Company maintains valuation allowances unless it is more likely than not that the deferred tax asset will be realized. With respect to uncertain tax positions, the Company determines whether the position is more likely than not to be sustained upon examination, based on the technical merits of the position. Any tax position that meets the more-likely-than-not recognition threshold is measured and recognized in the combined financial statements at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. The liability relating to uncertain tax positions is classified as current in the combined balance sheets to the extent the Company anticipates making a payment within one year. Interest and penalties associated with income taxes are classified in the income tax expense line in the combined statements of income.

The Company maintains an income taxes payable to/from account with Baxter. The Company is deemed to settle current tax balances with the Baxter tax paying entities in the respective jurisdictions. The Company’s current income tax balances are reflected as income taxes payable and settlements, which are deemed to occur in the year following incurrence, are reflected as changes in net parent company investment in the combined balance sheets.

As a standalone entity, the Company will file tax returns on its own behalf and its deferred taxes and effective tax rate may differ from those in historical periods.

Changes in Accounting Standards

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”), which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount an entity expects to be entitled when products are transferred to customers. ASU No. 201409 will be effective for the Company beginning on January 1, 2017. Early adoption is not permitted. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The Company is currently evaluating the impact of adopting the new revenue standard on its combined financial statements.

NOTE 3    SUPPLEMENTAL FINANCIAL INFORMATION

Accrued Liabilities

as of December 31 (in millions)	2014	2013

Income taxes payable and deferred taxes	$356	$545
Employee compensation and withholdings	210	184
Property, payroll and certain other taxes	78	60
Accrued rebates	245	193
Accrued litigation reserves	3	73
Other	268	313

Total accrued liabilities	$1,160	$1,368

Long-Term Liabilities

as of December 31 (in millions)	2014	2013

Pension and other employee benefits	$177	$166
Contingent payment liabilities	518	291
Long-term deferred income taxes	269	228
Uncertain tax positions	88	88
Capital lease obligations	275	14
Other	66	58

Total accrued liabilities	$1,393	$845

Non-cash Investing and Financing Activities

as of December 31 (in millions)	2014	2013	2012

Accrued capital expenditures	$29	$63	$60
Assets acquired through capital lease obligations	263	13	$—

NOTE 4    ACQUISITIONS AND COLLABORATIONS

Acquisitions

	2014		2013
(in millions)	Chatham	AesRx	Inspiration/Ipsen OBIZUR

Consideration transferred
Cash, net of cash acquired	$70	$15	$51
Fair value of contingent payments	77	65	269

Fair value of consideration transferred	$147	$80	320

Assets acquired
Other intangible assets	$74	$78	$288
Other assets, net	—	—	25

Total identifiable net assets	74	78	313
Goodwill	73	2	7

Total assets acquired	$147	$80	$320

Pro forma information has not been included because these acquisitions, individually and in the aggregate did not have a material impact on the Company’s financial position or results of operations for the years ended December 31, 2014, 2013 and 2012.

Chatham Therapeutics, LLC

In May 2012, the Company entered into an exclusive global license agreement with Chatham Therapeutics, LLC (Chatham) to develop and commercialize potential treatments for hemophilia B utilizing Chatham’s gene therapy technology. The Company recognized an R&D charge of $30 million related to an upfront payment.

In April 2014, the Company acquired all of the outstanding membership interests in Chatham, obtaining all gene therapy programs related to the development and commercialization of treatments for hemophilia.

The Company made an initial payment of $70 million, and may make additional payments of up to $560 million related to the achievement of development, regulatory and first commercial sale milestones, in addition to other sales milestones of up to $780 million. The estimated fair value of the contingent payment liabilities at the acquisition date was $77 million, which was recorded in long-term liabilities, and was calculated based on the probability of achieving the specified milestones and the discounting of expected future cash flows. As of December 31, 2014, there have been no significant changes to these contingent payment liabilities.

The Company allocated $74 million of the total consideration to acquired IPR&D, which is being accounted for as an indefinite-lived intangible asset, with the residual consideration of $73 million recorded as goodwill. The acquired IPR&D primarily relates to Chatham’s hemophilia A (factor VIII) program, which was in preclinical stage at the time of the acquisition and is expected to be completed in approximately 10 years. The value of the IPR&D was calculated using cash flow projections adjusted for the inherent technical, regulatory, commercial and obsolescence risks in such activities, discounted at a rate of 12%. Additional R&D will be required prior to obtaining regulatory approval and, as of the acquisition date, incremental R&D costs were projected to be in excess of $130 million. The goodwill, which may be deductible for tax purposes depending on the ultimate resolution of the contingent payment liabilities, includes the value of potential future technologies as well as the overall strategic benefits of the acquisition to the Company in the hemophilia market.

AesRx, LLC

In June 2014, the Company acquired all of the outstanding membership interests in AesRx, LLC (AesRx), obtaining AesRx’s program related to the development and commercialization of treatments for sickle cell disease.

The Company made an initial payment of $15 million, and may make additional payments of up to $278 million related to the achievement of development and regulatory milestones, in addition to sales milestones of up to $550 million. The estimated fair value of the contingent payment liabilities at the acquisition date was $65 million, which was recorded in long-term liabilities, and was calculated based on the probability of achieving the specified milestones and the discounting of expected future cash flows. As of December 31, 2014, there have been no significant changes to these contingent payment liabilities.

The Company allocated $78 million of the total consideration to acquired IPR&D, which is being accounted for as indefinite-lived intangible assets, with the residual consideration of $2 million recorded as goodwill. The acquired IPR&D relates to AesRx’s sickle cell disease program, which was in Phase II clinical trials at the time of the acquisition, and was expected to be completed in approximately five years. The value of IPR&D was calculated using cash flow projections adjusted for the inherent technical, regulatory, commercial and obsolescence risks in such activities, discounted at a rate of 15.5%. Additional R&D will be required prior to obtaining regulatory approval and, as of the acquisition date, incremental R&D costs were projected to be in excess of $40 million.

Inspiration / Ipsen

In March 2013, the investigational hemophilia compound OBIZUR and related assets were acquired from Inspiration BioPharmaceuticals, Inc. (Inspiration), and certain other OBIZUR related assets, including manufacturing operations, were acquired from Ipsen Pharma S.A.S. (Ipsen) in conjunction with Inspiration’s bankruptcy proceedings. Ipsen was Inspiration’s senior secured creditor and had been providing Inspiration with debtor-in-possession financing to fund Inspiration’s operations and the sales process. Additionally, Ipsen was the owner of certain assets acquired in the transaction.

OBIZUR is a recombinant porcine factor VIII that was approved in the United States in 2014 for the treatment of patients with acquired hemophilia A, and is being investigated for the treatment of congenital hemophilia A patients with inhibitors.

The estimated fair value of contingent payment liabilities at the acquisition date was $269 million, based on the probability of achieving the specified milestones, of up to $135 million, and sales-based payments, and the discounting of expected future cash flows. The estimated fair value of contingent payment liabilities was recorded in other long-term liabilities as part of the consideration transferred. As of December 31, 2014, the estimated fair value of the contingent payments was $386 million, with changes in the estimated fair value recognized in other expense, net within the combined statement of income. Refer to Note 8 for additional information regarding the contingent payment liability.

Goodwill of $7 million principally included the value associated with the assembled workforce at the acquired manufacturing facility. The goodwill is deductible for tax purposes. Other intangible assets of $288 million related to acquired IPR&D activities, and the total was accounted for as an indefinite-lived intangible asset at the acquisition date. The value of the IPR&D was calculated using cash flow projections adjusted for the inherent technical, regulatory, commercial and obsolescence risk associated with such activities, discounted at a rate of 13%. In 2014, the acquired IPR&D was reclassified as a definite-lived intangible asset following regulatory approval. Refer to Note 5 for further information regarding the reclassification to a definite-lived intangible asset.

Collaborations

The Company’s significant arrangements are discussed below.

Merrimack Pharmaceuticals, Inc.

In September 2014, the Company entered into an exclusive license agreement with Merrimack Pharmaceuticals, Inc. (Merrimack) relating to the development and commercialization of MM-398 (nanoliposomal irinotecan injection), also known as “nal-IRI”. The arrangement includes all potential indications for MM-398 across all markets with the exception of the United States and Taiwan. The first indication being pursued is for the treatment of patients with metastatic pancreatic cancer who were previously treated with gemcitabine-based therapy. In 2014, the Company recognized an R&D charge of $100 million related to the upfront payment. Upon entering into the agreement, the Company had the potential to make future payments of up to $870 million related to the achievement of development, regulatory, and commercial milestones, in addition to royalty payments.

CTI BioPharma Corp.

In November 2013, the Company acquired approximately 16 million shares of CTI BioPharma Corp. (CTI BioPharma), which was formerly named Cell Therapeutics, Inc., common stock for $27 million. The Company also entered into an exclusive worldwide licensing agreement with CTI BioPharma to develop and commercialize pacritinib, a novel investigational JAK2/FLT3 inhibitor with activity against genetic mutations linked to myelofibrosis, leukemia and certain solid tumors. At the time the Company entered into the agreement, pacritinib was in Phase III development for patients with myelofibrosis, a chronic malignant bone marrow disorder. Under the terms of the agreement, the Company gained commercialization rights for all indications of pacritinib outside the United States and the Company and CTI BioPharma will jointly commercialize pacritinib in the United States. The Company can terminate the arrangement at any time if certain defined costs exceed $125 million. The Company may also terminate the agreement for convenience any time after 18 month anniversary of the execution date. CTI BioPharma is responsible for the funding of the majority of development activities as well as the manufacture of the product. In 2013, the Company recognized an R&D charge of $33 million related to an upfront payment. Upon entering into the agreement, the Company had the potential to make future payments of up to $302 million related to the achievement of development, regulatory and commercial milestones, in addition to future royalty payments.

Coherus Biosciences, Inc.

In August 2013, the Company entered into an exclusive license agreement with Coherus Biosciences, Inc. (Coherus) to develop and commercialize a biosimilar to ENBREL® (etanercept) for Europe, Canada, Brazil and certain other markets. The Company also has the right of first refusal to certain other biosimilars in the collaboration. Under the terms of the agreement, Coherus is responsible for the development plan, preparation of regulatory filings, and manufacture of the product, subject to certain cost reimbursement by the Company. The Company can terminate the agreement if certain costs exceed a specific cap. In 2013, the Company recognized an R&D charge of $30 million related to its decision to pursue the development of etanercept. Upon entering into the agreement, the Company had the potential to make future payments of up to $169 million relating to the achievement of development and regulatory milestones, in addition to future royalty payments.

Onconova Therapeutics, Inc.

In July 2012, the Company acquired approximately 3 million shares of preferred stock in Onconova Therapeutics, Inc. (Onconova) for $50 million. Refer to Note 8 for additional information regarding this investment. In September 2012, the Company entered into an exclusive license agreement with Onconova for rigosertib, a novel targeted anticancer compound for the treatment of a group of rare hematologic malignancies called myelodysplastic syndromes and pancreatic cancer. The Company gained commercialization rights for the compound in Europe. Onconova is responsible for the funding of the R&D as well as the manufacture of the product. In 2012, the Company recognized an R&D charge of $50 million related to an upfront payment. Upon entering into the agreement, the Company had the potential to make future payments of up to $783 million related to the achievement of development, regulatory and commercial milestones, in addition to future royalty payments.

Momenta Pharmaceuticals, Inc.

In February 2012, the Company entered into an exclusive license agreement with Momenta Pharmaceuticals, Inc. (Momenta) to develop and commercialize biosimilars. The arrangement includes specified funding by the Company, as well as other responsibilities, relating to development and commercialization activities. In 2012, the Company recognized an R&D charge of $33 million related to an upfront payment. Upon entering into the agreement, the Company had the potential to make future payments of up to approximately $202 million related to the exercise of options to develop additional products and the achievement of technical, development and regulatory milestones for these products, in addition to future royalty payments and potential profit-sharing payments.

Unfunded Contingent Payments

At December 31, 2014, the Company’s unfunded contingent milestone payments associated with all of its collaborative arrangements totaled $2.3 billion. This total excludes any contingent royalty and profit-sharing payments. Based on the Company’s projections, any contingent payments made in the future will be more than offset over time by the estimated net future cash flows relating to the rights acquired for those payments.

Payments to Collaboration Partners

Payments to collaboration partners classified in R&D expenses were $242 million, $80 million and $126 million in 2014, 2013 and 2012, respectively. These payments were comprised of upfront payments of $100 million, $63 million and $113 million in 2014, 2013 and 2012, respectively, and milestone payments of $117 million and $15 million in 2014 and 2013, respectively. The remainder related to R&D cost reimbursements. Payments to collaboration partners classified in cost of sales were not significant in 2014, 2013 and 2012.

NOTE 5    GOODWILL AND OTHER INTANGIBLE ASSETS, NET

Goodwill

The following is a summary of the activity in goodwill:

(in millions)

December 31, 2012	$512
Additions	7
Currency translations and other adjustments	5

December 31, 2013	524
Additions	75
Currency translations and other adjustments	(34)

December 31, 2014	$565

Goodwill additions in 2014 and 2013 primarily relate to the acquisitions of Chatham and Inspiration / Ipsen, respectively. See Note 4 for further information.

As of December 31, 2014, there were no accumulated goodwill impairment losses.

Other Intangible Assets, Net

The following is a summary of the Company’s other intangible assets:

(in millions)	Developed technology, including patents	Other amortized intangible assets	Indefinite-lived intangible assets	Total

December 31, 2014
Gross other intangible assets	$440	$29	$149	$618
Accumulated amortization	(133)	(26)	—	(159)

Other intangible assets, net	$307	$3	$149	$459

December 31, 2013
Gross other intangible assets	$192	$33	$288	$513
Accumulated amortization	(139)	(25)	—	(164)

Other intangible assets, net	$53	$8	$288	$349

Intangible asset amortization expense from continuing operations was $16 million for the years ended December 31, 2014, 2013 and 2012. The anticipated annual amortization expense for definite-lived intangible assets recorded as of December 31, 2014 is $31 million in 2015, $28 million in 2016, $25 million in 2017, $24 million in 2018 and $21 million in 2019.

The decrease in indefinite-lived intangible assets and corresponding increase in developed technology was primarily driven by the acquired IPR&D from the Inspiration / Ipsen acquisition obtaining regulatory approval. These intangible assets are being amortized on a straight-line basis over an estimated useful life of approximately 15 years. The decrease in indefinite-lived intangible assets was partially offset by additions related to the acquisitions of Chatham and AesRx.

NOTE 6    BUSINESS OPTIMIZATION CHARGES

The Company has historically participated in business optimization plans initiated by Baxter. The Company’s total charges related to these plans are presented below:

years ended December 31 (in millions)	2014	2013	2012

Cash expenses	$43	$50	$30
Non-cash expenses	—	83	14
Reserve adjustments	(10)	—	—

Total business optimization expenses	$33	$133	$44

Discontinued operations	(8)	(101)	—

Business optimization expenses in continuing operations	$25	$32	$44

These expenses primarily related to the Company’s costs associated with optimizing the overall cost structure on a global basis, as Baxter streamlined its international operations, rationalized its manufacturing facilities, enhanced its general and administrative infrastructure and re-aligned or cancelled certain R&D activities and programs. The 2014 expenses primarily included severance and other employee-related costs associated with the reorganization of certain R&D activities. The 2013 expenses included severance costs, as well as asset impairments and contract terminations associated with discontinued products and projects. In 2014, the Company refined its expectations and recorded adjustments to previous business optimization reserves that are no longer probable of being utilized. The total business optimization charges for the years ended December 31, 2014 and 2013, respectively, included severance and other non-cash impairment losses associated with the discontinuation of certain R&D programs associated with the vaccines business.

The business optimization charges are recorded as follows in the combined statements of income:

•	2014: $2 million in cost of sales, $1 million in selling, general and administrative expenses, and $22 million in R&D expenses (with an additional $8 million recorded in discontinued operations).

•	2013: $5 million in cost of sales, $3 million in selling, general and administrative expenses, and $24 million in R&D expenses (with an additional $101 million recorded in discontinued operations).

•	2012: $18 million in cost of sales, $10 million in selling, general and administrative expenses, and $16 million in R&D expenses.

The following table summarizes cash activity in the reserves related to business optimization initiatives:

(in millions)

Reserve at December 31, 2011	$36
Current year charges	30
Utilization	(21)

Reserve at December 31, 2012	45
Current year charges	50
Utilization	(31)

Reserve at December 31, 2013	64
Current year charges	43
Reserve adjustments	(10)
Utilization	(37)

Reserve at December 31, 2014	$60

The reserves are expected to be substantially utilized by the end of 2016. The Company believes that the reserves are adequate. However, adjustments may be recorded in the future as the programs are completed.

NOTE 7    DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITY

Interest Rate Risk Management

The Company is exposed to the risk that its earnings and cash flows could be adversely impacted by fluctuations in benchmark interest rates relating to its anticipated issuances of debt in connection with the separation. The Company’s policy is to manage this risk to an acceptable level.

Cash Flow Hedges

In December 2014, the Company entered into forward-starting interest rate swaps to hedge the risk to earnings associated with movements in benchmark interest rates relating to the anticipated issuance of debt in connection with the separation. The Company designated these interest rate contracts as cash flow hedges. The total notional amount of the interest rate contracts outstanding was $550 million as of December 31, 2014.

As of December 31, 2014, the fair value of the interest rate contracts in liability positions was $2 million, reported in accrued liabilities, and the fair value of the interest rate contracts in asset positions was $1 million, reported in prepaid expenses and other assets. The Company recorded a net loss of $1 million in other comprehensive income during the year ended December 31, 2014. There was no ineffectiveness during the year ended December 31, 2014. The Company did not have any interest rate contracts outstanding as of December 31, 2013.

NOTE 8    FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS

Concentrations of Credit Risk

The Company engages in business with foreign governments in certain countries that have experienced deterioration in credit and economic conditions, including Greece, Spain, Portugal and Italy. As of December 31,

2014 and 2013, the Company’s net accounts receivable from the public sector in these countries totaled $88 million and $146 million, respectively.

Global economic conditions and liquidity issues in certain countries have resulted, and may continue to result, in delays in the collection of receivables and credit losses. Global economic conditions, governmental actions and customer-specific factors may require the Company to re-evaluate the collectability of its receivables and the Company could potentially incur additional credit losses. These conditions may also impact the stability of the Euro.

Fair Value Measurements

The fair value hierarchy under the accounting standard for fair value measurements consists of the following three levels:

•	Level 1—Quoted prices in active markets that the Company has the ability to access for identical assets or liabilities;

•	Level 2—Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuations in which all significant inputs are observable in the market; and

•	Level 3—Valuations using significant inputs that are unobservable in the market and include the use of judgment by the Company’s management about the assumptions market participants would use in pricing the asset or liability.

The following tables summarize the bases used to measure financial assets and liabilities that are carried at fair value on a recurring basis in the combined balance sheets:

		Basis of fair value measurement
(in millions)	Balance at December 31, 2014	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)

Assets
Available-for-sale securities
Equity securities	$71	$71	$—	$—
Foreign government debt securities	18	—	18	—
Interest rate contracts	1	—	1	—

Total assets	$90	$71	$19	$—

Liabilities
Contingent payments related to acquisitions	$518	$—	$—	$518
Interest rate contracts	2	—	2	—

Total liabilities	$520	$—	$2	$518

		Basis of fair value measurement
(in millions)	Balance at December 31, 2013	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)

Assets
Available-for-sale securities
Equity securities	$94	$94	$—	$—
Foreign government debt securities	18	—	18	—

Total assets	$112	$94	$18	$—

Liabilities
Contingent payments related to acquisitions	$291	$—	$—	$291

Total liabilities	$291	$—	$—	$291

For assets that are measured using quoted prices in active markets, the fair value is the published market price per unit multiplied by the number of units held, without consideration of transaction costs. The fair values of foreign government debt securities are obtained from pricing services or broker/dealers who use proprietary pricing applications, which include observable market information for like or same securities.

Contingent payments related to acquisitions consist of development, regulatory and commercial milestone payments, in addition to sales-based payments, and are valued using discounted cash flow techniques. The fair value of development, regulatory and commercial milestone payments reflects management’s expectations of probability of payment, and increases as the probability of payment increases or expectation of timing of payments is accelerated. As of December 31, 2014, management’s expected weighted-average probability of payment for regulatory, development and commercial milestone payments expected to occur was approximately 24%, with individual probabilities ranging from 10%-100%. The fair value of sales-based payments is based upon probability-weighted future revenue estimates, and increases as revenue estimates increase, probability weighting of higher revenue scenarios increase or expectation of timing of payment is accelerated. The following table provides information relating to the Company’s investments in available-for-sale equity securities:

(in millions)	Amortized cost	Unrealized gains	Unrealized (losses)	Fair value

December 31, 2014
Available-for-sale equity securities	$59	$21	$(9)	$71

December 31, 2013
Available-for-sale equity securities	$104	$20	$(30)	$94

In July 2012, the Company acquired approximately 3 million shares of Onconova preferred stock for $50 million, which the Company classified as available-for-sale debt securities as a result of certain mandatory redemption rights held by Baxter. In 2013, the Company reclassified the securities to available-for-sale equity securities as a result of the conversion of the preferred stock to common stock upon the completion of Onconova’s initial public offering. In 2014, the Company recorded a $45 million other-than-temporary impairment charge to write-down the investment in Onconova to its fair value of $9 million based on the duration and severity of the loss. The loss was reported in other expense, net. In 2013, the Company acquired approximately 16 million shares of CTI BioPharma common stock, which are classified as available-for-sale equity securities, for $27 million. Refer to Note 4 for additional information on the Onconova and CTI BioPharma arrangements.

The Company had cumulative unrealized gains for the available-for-sale debt securities of $1 million and less than $1 million as of December 31, 2014, and 2013, respectively. The following table is a reconciliation of the fair value measurements that use significant unobservable inputs (Level 3), which consist of contingent payments related to acquisitions and preferred stock:

(in millions)	Contingent payments	Preferred stock

Fair value as of December 31, 2012	$—	$51
Purchases	269	—
Net losses recognized in earnings	18	—
Currency translation adjustments	4	—
Conversion to a publicly traded equity security	—	(51)

Fair value as of December 31, 2013	$291	$—
Additions	142	—
Payments	(12)	—
Net losses recognized in earnings	124	—
Currency translation adjustments	(27)	—

Fair value as of December 31, 2014	$518	$—

The Company’s additions in 2014 related to the contingent payment liabilities associated with the acquisitions of Chatham and AesRx. Refer to Note 4 for additional information regarding the contingent payment liabilities. The net loss recognized in earnings and reported in other expense, net primarily related to an increase in the estimated fair value of contingent payment liabilities associated with OBIZUR and related assets from Inspiration / Ipsen.

Book Values and Fair Values of Financial Instruments

In addition to the financial instruments that the Company is required to recognize at fair value on the combined balance sheets, the Company has certain financial instruments that are recognized at historical cost or some basis other than fair value. For these financial instruments, the following table provides the values recognized on the combined balance sheets and the approximate fair values:

	Book values		Approximate fair values
as of December 31 (in millions)	2014	2013	2014	2013

Assets
Investments	$31	$5	$31	$5

Liabilities
Capital lease obligations	$276	$19	$276	$19

As of December 31, 2014, the Company recorded $64 million of income in other expense, net related to equity method investments, which primarily represented distributions from funds that sold portfolio companies as well as gains from the sale of certain investments.

The fair value of capital lease obligations is based on Level 2 inputs. Investments include certain cost method investments whose fair value is based on Level 3 inputs.

NOTE 9    COMMITMENTS AND CONTINGENCIES

Collaboration Agreement Contingent Payments

Refer to Note 4 for information regarding the Company’s unfunded contingent payments associated with collaborative arrangements.

Limited Partnership Commitments

The Company has unfunded commitments of $32 million as a limited partner in an equity investment as of December 31, 2014.

Indemnifications

During the normal course of business, the Company enters into indemnities, commitments and guarantees pursuant to which the Company may be required to make payments related to specific transactions. In addition, Baxter indemnifies the Company’s directors and officers for certain losses and expenses upon the occurrence of certain prescribed events. The majority of these indemnities, commitments and guarantees do not provide for any limitation on the maximum potential for future payments that the Company could be obligated to make. To help address some of these risks, the Company maintains various insurance coverages. Based on historical experience and evaluation of the agreements, the Company does not believe that any significant payments related to its indemnities will occur, and therefore the Company has not recorded any associated liabilities.

Lease Commitments

The Company leases certain facilities and equipment under capital and operating leases expiring at various dates. The leases generally provide for the Company to pay taxes, maintenance, insurance and certain other operating costs of the leased property. Most of the operating leases contain renewal options. Operating lease rent expense was $42 million in 2014, $40 million in 2013 and $41 million in 2012.

Future Minimum Lease Payments

During 2014, the Company entered into a leasing arrangement for a new global innovation and research and development center in Cambridge, Massachusetts and recorded a capital lease obligation of $263 million. The arrangement calls for approximately $170 million in lease payments over an initial term of 12 years and includes two additional five year renewal options.

The following table summarizes future minimum lease payments:

as of and for the years ended December 31 (in millions)	Operating leases	Capital leases

2015	$43	$1
2016	38	7
2017	34	7
2018	26	7
2019	19	7
Thereafter	58	247

Total obligations and commitments	218	276
Interest on capital leases	—	94

Total lease obligations	$218	$370

NOTE 10    SHARE-BASED COMPENSATION

Baxter maintains an incentive stock program for the benefit of its officers, directors, and certain employees, including certain Company employees. As the Company receives employee services in consideration for the participation of the Company’s employees in these plans, a share-based payment expense for the awards granted to the Company’s employees has been reflected in the combined statements of income. The Company’s employees participate in Baxter International Inc.’s 2001 Incentive Compensation Program, 2003 Incentive Compensation Program, 2007 Incentive Plan, 2011 Incentive Plan and Employee Stock Purchase Plan.

Baxter’s share-based compensation generally includes stock options, RSUs, PSUs and purchases under Baxter’s employee stock purchase plan.

The Company’s share-based compensation has been derived from the equity awards granted by Baxter to the Company’s employees. As the share-based compensation plans are Baxter’s plans, the amounts have been recognized through net parent company investment on the combined balance sheets.

Share-Based Compensation Expense

Share-based compensation expense relating to the Company’s employees was $31 million, $26 million and $20 million in 2014, 2013 and 2012, respectively. The related tax benefit recognized was $10 million in 2014, $9 million in 2013 and $7 million in 2012.

Approximately 50% of share-based compensation expense from continuing operations was classified in selling, general and administrative expenses in 2014, 2013 and 2012. In 2014, approximately 25% was classified in each of cost of sales and R&D expenses. In 2013 and 2012, approximately 30% was classified in cost of sales and approximately 20% was classified in R&D expenses.

Stock Options

Stock options are granted with exercise prices at least equal to 100% of the market value on the date of grant. Stock options granted to Company employees generally vest in one-third increments over a three-year period. Stock options typically have a contractual term of 10 years. The grant-date fair value, adjusted for estimated forfeitures, is recognized as expense on a straight-line basis over the substantive vesting period.

The fair value of stock options is determined using the Black-Scholes model. The weighted-average assumptions used in estimating the fair value of stock options granted during each year with respect to the Company employees, along with the weighted-average grant-date fair values, were as follows:

years ended December 31	2014	2013	2012

Expected volatility	23%	25%	25%
Expected life (in years)	5.5	5.5	5.5
Risk-free interest rate	1.7%	0.9%	1.0%
Dividend yield	2.8%	2.6%	2.3%
Fair value per stock option	$11	$12	$10

The expected volatility assumption is based on a weighted-average of the historical volatility of Baxter’s stock and the implied volatility from traded options on Baxter’s stock, with historical volatility more heavily weighted. The expected life assumption is primarily based on the vesting terms of the stock option, historical employee exercise patterns and employee post-vesting termination behavior. The risk-free interest rate for the expected life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The dividend yield reflects historical experience as well as future expectations over the expected life of the option.

The following table summarizes stock option activity for the year ended December 31, 2014 and stock option information at December 31, 2014 for Company employees:

(options and aggregate intrinsic values in thousands)	Options	Weighted- average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at December 31, 2013	5,473	$57.37
Granted	1,523	69.45
Exercised	(1,201)	52.42
Forfeited	(152)	68.15
Transferred	444	59.57
Expired	(33)	52.99

Outstanding at December 31, 2014	6,054	$61.31	6.5	$72,595

Vested or expected to vest as of December 31, 2014	5,925	$61.12	6.4	$72,125

Exercisable at December 31, 2014	3,387	$55.93	4.8	$58,777

The aggregate intrinsic value in the table above represents the difference between the exercise price and Baxter’s closing stock price on the last trading day of 2014. The total intrinsic value of options exercised was $25 million, $25 million and $22 million in 2014, 2013 and 2012, respectively.

As of December 31, 2014, $15 million of unrecognized compensation cost related to stock options is expected to be recognized as expense over a weighted-average period of approximately 1.7 years.

RSUs

RSUs granted to Company employees generally vest in one-third increments over a three-year period. The grant-date fair value, adjusted for estimated forfeitures, is recognized as expense on a straight-line basis over the substantive vesting period. The fair value of RSUs is determined based on the number of shares granted and the quoted price of Baxter’s common stock on the date of grant.

The following table summarizes nonvested RSU activity for the year ended December 31, 2014 for Company employees:

(share units in thousands)	Share units	Weighted- average grant-date fair value

Nonvested RSUs at December 31, 2013	464	$63.41
Granted	367	70.89
Vested	(189)	60.96
Transferred	39	67.76
Forfeited	(32)	67.62

Nonvested RSUs at December 31, 2014	649	$68.40

As of December 31, 2014, $23 million of unrecognized compensation cost related to RSUs is expected to be recognized as expense over a weighted-average period of approximately 1.8 years. The weighted-average grant-date fair value of RSUs granted in 2014, 2013 and 2012 was $70.89, $70.19 and $58.36, respectively. The fair value of RSUs vested in 2014, 2013 and 2012 was $14 million, $9 million and $3 million, respectively.

PSUs

Baxter’s stock compensation program for senior management includes the issuance of PSUs based on return on invested capital (ROIC) as well as market conditions. The vesting condition for ROIC PSUs is set at the beginning of each year for each tranche of the award during the three-year service period. Compensation cost for the ROIC PSUs is measured based on the fair value of the awards on the date that the specific vesting terms for each tranche of the award are established. The fair value of the awards is determined based on the quoted price of the Company’s stock on the grant date for each tranche of the award. The compensation cost for these PSUs is adjusted at each reporting date to reflect the estimated probability of achieving the vesting condition.

The fair value of PSUs based on market conditions is determined using a Monte Carlo model. A Monte Carlo model uses stock price volatility and other variables to estimate the probability of satisfying the market conditions and the resulting fair value of the award. The assumptions used in estimating the fair value of these PSUs granted during the period, along with the grant-date fair values, were as follows:

years ended December 31	2014	2013	2012

Baxter volatility	20%	21%	24%
Peer group volatility	13%-58%	13%-38%	14%-50%
Correlation of returns	0.23-0.66	0.37-0.62	0.26-0.54
Risk-free interest rate	0.7%	0.3%	0.4%
Fair value per PSU	$ 57	$ 67	$ 72

Unrecognized compensation cost related to granted unvested PSUs of $2 million at December 31, 2014 is expected to be recognized as expense over a weighted-average period of 1.6 years.

The following table summarizes nonvested PSU activity for the year ended December 31, 2014 for Company employees:

(share units in thousands)	Share units	Weighted- average grant-date fair value

Nonvested PSUs at January 1, 2013	42	$70.03
Granted	24	61.81
Vested	(24)	71.51
Transferred	5	65.27
Forfeited	—	—

Nonvested PSUs at December 31, 2014	47	$64.54

Employee Stock Purchase Plan

Nearly all Baxter employees, including the Company’s employees, are eligible to participate in Baxter’s employee stock purchase plan. The employee purchase price is 85% of the closing market price on the purchase date.

In 2011, shareholders approved the Baxter International Inc. Employee Stock Purchase Plan which reflected the merger of the previous plans for U.S. and international employees. This employee stock purchase plan provides for 10 million shares of common stock available for issuance to eligible participants.

Baxter issued approximately 0.3 million shares in 2014, 0.2 million shares in 2013 and 0.2 million in 2012 under the prior and current employee stock purchase plans to the Company’s employees. The number of shares under subscription with respect to the Company’s employees at December 31, 2014 totaled approximately 0.2 million.

NOTE 11    RETIREMENT AND OTHER BENEFIT PROGRAMS

Shared Baxter Plans

The Company’s employees participate in defined benefit pension and other postretirement plans sponsored by Baxter, which include participants of Baxter’s other businesses. Such plans are accounted for as multiemployer plans in these combined financial statements and as a result, no asset or liability was recorded by the Company to recognize the funded status of these plans.

The Company recorded expense of $37 million, $45 million, and $36 million for the years ended December 31, 2014, 2013 and 2012, respectively, relating to the Company’s employees’ participation in Baxter sponsored plans. As of December 31, 2014 and 2013, there were no required contributions outstanding.

As of December 31, 2014 and 2013, such multiemployer defined benefit pension plans were approximately 62% and 69% funded, respectively. Baxter made total aggregated contributions of $92 million, $83 million and $95 million in 2014, 2013 and 2012, respectively.

The most significant shared defined benefit plan is the U.S. Qualified plan. The Company’s employees represent approximately 40% of total participants in the U.S. Qualified plan. As of December 31, 2014 and 2013, the U.S. Qualified plan was approximately 77% and 87% funded, respectively. Baxter did not make any contributions to the U.S. Qualified plan in 2014, 2013, or 2012. Baxter has no obligation to fund the U.S. Qualified plan in 2015.

Austrian Pension Plan

The Company is the sole sponsor for certain Austrian defined benefit pension plans. Information for these defined benefit plans are as follows:

as of and for the years ended December 31 (in millions)	2014	2013

Change in benefit obligation:
Projected benefit obligation, beginning of period	$156	$146
Service cost	6	6
Interest cost	5	5
Actuarial loss/(gain)	33	(3)
Benefit payments	(5)	(5)
Settlements	(3)	(2)
Foreign exchange and other	(26)	9

Projected benefit obligation, end of period	$166	$156

Change in plan assets:
Employer contributions	$8	$7
Settlements	(3)	(2)
Benefits paid	(5)	(5)

Fair value of plan assets, end of year	—	—

Under funded status of the plans	$(166)	$(156)

Amounts recognized in the combined balance sheets:
Current liability	$(5)	$(6)
Noncurrent liability	(161)	(150)

Net liability recognized at December 31	$(166)	$(156)

for the years ended December 31 (in millions)	2014	2013	2012

Net periodic benefit cost:
Service cost	$6	$6	$4
Interest cost	5	5	5
Amortization of actuarial loss	3	4	1
Settlement charge	1	1	—

Total net periodic benefit cost	$15	$16	$10

Net periodic benefit cost in the table above includes net periodic benefit costs from discontinued operations of $1 million, $2 million and $1 million for 2014, 2013 and 2012, respectively. The accumulated benefit obligation for the Austrian defined benefit plan was $133 million and $125 million at December 31, 2014 and 2013, respectively. The accumulated benefit obligations exceeded plan assets at December 31, 2014, 2013 and 2012.

Other comprehensive loss, net of tax for the Austrian defined benefit plan was $1 million, $7 million, and $27 million for the years ended December 31, 2014, 2013 and 2012, respectively, which solely consisted of net actuarial losses.

The weighted average assumptions used to determine the net cost and benefit obligations for the Austrian defined benefit plan are as follows:

	2014	2013	2012

Discount rate	2.00%	3.30%	3.25%
Rate of compensation increase	3.50%	3.50%	3.50%

Total benefit payments expected to be paid to participants are as follows:

(in millions)	Pension benefits

2015	$5
2016	5
2017	6
2018	7
2019	7
2020 through 2024	45

Total expected net benefit payments for next 10 years	$75

U.S. Defined Contribution Plan

Most of the Company’s U.S. employees are eligible to participate in Baxter’s qualified defined contribution plan. The Company recorded expense of $20 million in 2014, $16 million in 2013 and $13 million in 2012 related to this plan.

NOTE 12    ACCUMULATED OTHER COMPREHENSIVE INCOME

Comprehensive income includes all changes in equity that do not arise from transactions with the Parent and consists of net income, foreign currency translation, pension and unrealized gains and losses on available-for-sale investments and other. The following is a net-of-tax summary of the changes in AOCI by component for the years ended December 31, 2014 and 2013.

(in millions)	Foreign Currency Translation	Pension	Available-for-sale Investments and Other	Total

Gains (losses)
Balance as of December 31, 2013	$—	$(51)	$(13)	$(64)
Other comprehensive income before reclassifications	(387)	(4)	(21)	(412)
Amounts reclassified from AOCI(a)	—	3	40	43

Net other comprehensive (loss) income	(387)	(1)	19	(369)

Balance as of December 31, 2014	$(387)	$(52)	$6	$(433)

(in millions)	Foreign Currency Translation	Pension	Available-for-sale Investments and Other	Total

Gains (losses)
Balance as of December 31, 2012	$(72)	$(44)	$2	$(114)
Other comprehensive income before reclassifications	72	(11)	(19)	42
Amounts reclassified from AOCI(a)	—	4	4	8

Net other comprehensive income (loss)	72	(7)	(15)	50

Balance as of December 31, 2013	$—	$(51)	$(13)	$(64)

(a)	See table below for details about the reclassifications for the years ended December 31, 2014 and 2013.

The following is a summary of the amounts reclassified from AOCI to net income during the years ended December 31, 2014 and 2013.

	Amounts reclassified from AOCI(a)
(in millions)	2014		2013		Location of impact in income statement

Amortization of pension
Actuarial losses and other	$(4	)(b)	$(5	)(b)

	(4)		(5)		Total before tax
	1		1		Tax benefit

	$(3)		$(4)		Net of tax

Losses on available-for-sale investments
Other-than-temporary impairment of available-for-sale equity securities	$(45)		$(6)		Other expense, net

	(45)		(6)		Total before tax
	5		2		Tax benefit

	$(40)		$(4)		Net of tax

Total reclassification for the period	$(43)		$(8)		Total net of tax

(a)	Amounts in parentheses indicate reductions to net income.
(b)	These AOCI components are included in the computation of net periodic benefit cost disclosed in Note 11.

NOTE 13    INCOME TAXES

In the Company’s combined financial statements, income tax expense and deferred tax balances have been calculated on a separate tax return basis although the Company’s operations have historically been included in the tax returns filed by the respective Baxter entities of which the Company’s business is a part. In the future, as a standalone entity, the Company will file tax returns on its own behalf and its deferred taxes and effective tax rate may differ from those in the historical periods.

The Company maintains an income taxes payable to/from account with Baxter. The Company is deemed to settle current tax balances with the Baxter tax paying entities in the respective jurisdictions. The Company’s current income tax balances are reflected as income taxes payable and settlements, which are deemed to occur in the year following incurrence, are reflected as changes in net parent company investment in the combined balance sheets.

Income Before Income Tax Expense by Category

years ended December 31 (in millions)	2014	2013	2012

United States	$728	$881	$710
International	804	732	851

Income before income taxes	$1,532	$1,613	$1,561

Income Tax Expense

years ended December 31 (in millions)	2014	2013	2012

Current
United States	$273	$326	$267
International	5	42	67

Current income tax expense	278	368	334

Deferred
United States	27	(40)	23
International	41	(3)	(1)

Deferred income tax expense (benefit)	68	(43)	22

Income tax expense	$346	$325	$356

Deferred Tax Assets and Liabilities

as of December 31 (in millions)	2014	2013

Deferred tax assets
Accrued expenses	$245	$295
Retirement benefits	45	40
Tax credits and net operating losses	3	2

Total deferred tax assets	293	337

Deferred tax liabilities
Subsidiaries’ unremitted earnings	(34)	(53)
Asset basis differences	(288)	(284)

Total deferred tax liabilities	(322)	(337)

Net deferred tax liability	$(29)	$—

At December 31, 2014, the Company had foreign operating loss carryforwards totaling $3 million, and no foreign tax credit carryforwards. Realization of the foreign operating loss carryforwards depends on generating sufficient taxable income in future periods. No valuation allowances were recorded to reduce the deferred tax assets associated with the net operating loss carryforwards because the Company believes it is more likely than not that these assets will be fully realized prior to expiration. The Company will continue to evaluate the need for valuation allowances and, as circumstances change, the valuation allowance may change.

Income Tax Expense Reconciliation

years ended December 31 (in millions)	2014	2013	2012

Income tax expense at U.S. statutory rate	$536	$565	$546
Tax incentives	(111)	(146)	(132)
State and local taxes	26	31	26
Foreign taxes less than U.S. Rate	(98)	(89)	(94)
Branded Prescription Drug Fee	20	7	6
Permanent Items	8	(3)	(5)
Credits	(7)	(10)	(7)
Uncertain tax position (UTP)	(19)	(30)	12
Other	(9)	—	4

Income tax expense	$346	$325	$356

Management intends to continue to reinvest previous earnings in several jurisdictions outside of the United States indefinitely, and therefore has not recorded a U.S. income tax liability related to these earnings. As of December 31, 2014 the Company had unremitted earnings of approximately $1.3 billion. If the Company decides at a later date to repatriate these earnings to the United States, the Company would be required to provide for the net tax effects on these amounts. It is not practicable to determine the net tax effects of a repatriation of these earnings.

Unrecognized Tax Benefits

The Company classifies interest and penalties associated with income taxes in the income tax expense line in the combined statements of income. Net interest and penalties (payments) expense recorded during 2014, 2013 and 2012 were ($14) million, $2 million and $6 million, respectively. The liability recorded at December 31, 2014 and 2013 related to interest and penalties was $34 million and $47 million, respectively.

The following is a reconciliation of the Company’s unrecognized tax benefits for the years ended December 31, 2014, 2013 and 2012.

as of and for the years ended (in millions)	2014	2013	2012

Balance at beginning of the year	$81	$259	$253
Increase associated with tax positions taken during the current year	2	7	3
Increase associated with tax positions taken during a prior year	(4)	—	3
Settlements	(6)	(179)	—
Decrease associated with lapses in statutes of limitations	(8)	(6)	—

Balance at end of the year	$65	$81	$259

Of the gross unrecognized tax benefits, $99 million and $129 million were recognized as liabilities in the combined balance sheets as of December 31, 2014 and 2013, respectively.

None of the positions included in the liability for uncertain tax positions related to tax positions for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility.

Tax Incentives

The Company has received tax incentives in Switzerland, and certain other taxing jurisdictions outside the United States. The financial impact of the reductions as compared to the statutory tax rates is indicated in the income tax expense reconciliation table above.

Examination of Tax Returns

As of December 31, 2014, the Company had on-going audits in the United States, Switzerland, Austria and Italy. While the final outcome of these matters is inherently uncertain, the Company believes that it has made adequate provisions for all years subject to examination.

NOTE 14    LEGAL PROCEEDINGS

The Company, as a part of Baxter, is involved in product liability, patent, commercial, and other legal matters that arise in the normal course of the Company’s business. The Company records a liability when a loss is considered probable and the amount can be reasonably estimated. If the reasonable estimate of a probable loss is a range, and no amount within the range is a better estimate, the minimum amount in the range is accrued. If a loss is not probable or a probable loss cannot be reasonably estimated, no liability is recorded. As of December 31, 2014, the Company’s total recorded reserves with respect to legal matters were $24 million.

The Company is not able to estimate the amount or range of any loss for certain contingencies for which there is no reserve or additional loss for matters already reserved. While the liability of the Company in connection with the claims cannot be estimated and although the resolution in any reporting period of one or more of these matters could have a significant impact on the Company’s results of operations and cash flows for that period, the outcome of these legal proceedings is not expected to have a material adverse effect on the Company’s combined financial position. While the Company believes that it has valid defenses in these matters, litigation is inherently uncertain, excessive verdicts do occur, and the Company may incur material judgments or enter into material settlements of claims.

The Company remains subject to the risk of future administrative and legal actions. With respect to governmental and regulatory matters, these actions may lead to product recalls, injunctions, and other restrictions on the Company’s operations and monetary sanctions, including significant civil or criminal penalties. With respect to intellectual property, the Company may be exposed to significant litigation concerning the scope of the Company’s and others’ rights. Such litigation could result in a loss of patent protection or the ability to market products, which could lead to a significant loss of sales, or otherwise materially affect future results of operations.

General Litigation

The Company was a defendant, along with others, in a number of lawsuits combined for pretrial proceedings in the U.S.D.C. for the Northern District of Illinois alleging that the Company and certain of its competitors conspired to restrict output and artificially increase the price of plasma-derived therapies since 2003. The Company settled with the direct purchaser plaintiffs for $64 million, which was paid during the first quarter of 2014.

NOTE 15    GEOGRAPHIC AND PRODUCT INFORMATION

Geographic Information

Net sales are based on customer location and long-lived assets are based on physical location.

years ended December 31 (in millions)	2014	2013	2012

Net sales
United States	$3,016	$2,861	$2,687
Rest of world	2,936	2,694	2,623

Combined net sales	$5,952	$5,555	$5,310

as of December 31 (in millions)		2014	2013

Property, Plant and Equipment, Net
United States		$2,411	$1,472
Austria		717	812
Switzerland		353	382
Singapore		333	308
Rest of world		378	402

Combined property, plant and equipment, net		$4,192	$3,376

Significant Product Sales

The following is a summary of net sales for the Company’s four product categories.

years ended December 31 (in millions)	2014	2013	2012

Hemophilia[1]	$2,984	$2,786	$2,627
Immunoglobulin Therapies[2]	1,677	1,616	1,583
Inhibitor Therapies[3]	744	651	614
BioTherapeutics[4]	547	502	486

Combined net sales	$5,952	$5,555	$5,310

[1]	Primarily includes sales of recombinant factor VIII and factor IX products (ADVATE, RECOMBINATE, and RIXUBIS) and plasma-derived hemophilia products (primarily factor VII, factor VIII, and factor IX).
[2]	Includes sales of antibody-replacement immunoglobulin therapy products, including GAMMAGARD LIQUID, SUBCUVIA, and HYQVIA.
[3]	Includes sales of FEIBA, a plasma-derived hemophilia product to treat patients who have developed inhibitors and OBIZUR, and recombinant porcine factor VIII product for the treatment of acquired Hemophilia A.
[4]	Includes primarily plasma-derived specialty therapies including albumin and alpha-1 antitrypsin products.

NOTE 16    RELATED PARTIES

The Company has not historically operated as a standalone business and has various relationships with Baxter whereby Baxter provides services to the Company.

Corporate Overhead and Other Allocations from Baxter

Baxter provides the Company certain services, which include, but are not limited to, executive oversight, treasury, finance, legal, human resources, tax planning, internal audit, financial reporting, information technology and investor relations. The financial information in these combined financial statements does not necessarily include all the expenses that would have been incurred had the Company been a separate, standalone entity. Baxter charges the Company for these services based on direct and indirect costs. When specific identification is not practicable, a proportional cost method is used, primarily based on sales, headcount, or square footage. These allocations were reflected as follows in the combined financial statements:

years ended December 31 (in millions)	2014	2013	2012

Cost of sales allocations	$12	$37	$28
Selling, general and administrative allocations	511	540	552
Research and development allocations	14	15	14
Other expense, net allocations	1	4	—

Total corporate overhead and other allocations from Baxter	$538	$596	$594

The financial information herein may not necessarily reflect the combined financial position, results of operations and cash flows of the Company in the future or what they would have been had the Company been a separate, standalone entity during the periods presented. Management believes that the methods used to allocate expenses to the Company are reasonable.

Share-based Compensation

As discussed in Note 10, the Company’s employees participate in Baxter share-based compensation plans, the costs of which have been allocated to the Company and recorded in cost of sales, selling and administrative expenses, and R&D expenses in the combined statements of income. Share-based compensation costs related to the Company’s employees were $31 million, $26 million and $20 million for the years ended December 31, 2014, 2013 and 2012, respectively.

Retirement Plans

As discussed in Note 11, the Company’s employees participate in defined benefit pension and other postretirement plans sponsored by Baxter, the costs of which have been recorded in cost of sales, selling, general and administrative expenses, and R&D expenses in the combined statement of income. The costs of such plans related to the Company’s employees were $37 million, $45 million and $36 million for the years ended December 31, 2014, 2013 and 2012, respectively.

Centralized Cash Management

Baxter uses a centralized approach to cash management and financing of operations. The majority of the Company’s subsidiaries are party to Baxter’s cash pooling arrangements with several financial institutions to maximize the availability of cash for general operating and investing purposes. Under these cash pooling arrangements, cash balances are swept regularly from the Company’s accounts. Cash transfers to and from Baxter’s cash concentration accounts and the resulting balances at the end of each reporting period are reflected in net parent company investment in the combined balance sheets.

Debt

Baxter’s third-party debt and the related interest expense have not been allocated to the Company for any of the periods presented as the Company was not the legal obligor of the debt and Baxter borrowings were not directly attributable to the Company’s business.

NOTE 17    DISCONTINUED OPERATIONS

In July 2014, the Company entered into an agreement with Pfizer Inc. to sell its commercial vaccines business, including NeisVac-C, a vaccine which helps protect against meningitis caused by group C meningococcal meningitis, and FSME-IMMUN, which helps protect against tick-borne encephalitis (TBE), an infection of the brain transmitted by the bite of ticks infected with the TBE-virus, and committed to a plan to divest the remainder of its vaccines business, which includes certain R&D programs. The Company completed the divestiture of the commercial vaccines business in December 2014 and received cash proceeds of $639 million and recorded an after-tax gain of $417 million. The Company entered into a separate agreement with Nanotherapeutics, Inc. for the sale of the remainder of the vaccines business in December 2014, which is expected to be completed in the second quarter of 2015. As a result of the divestitures, the operations and cash flows of the vaccines business have been eliminated from the ongoing operations of the Company.

Following is a summary of the operating results of the vaccines business, which have been reflected as discontinued operations for the years ended December 31, 2014, 2013 and 2012.

years ended December 31 (in millions)	2014	2013	2012

Net sales	$301	$292	$254
Income from operations before income taxes, excluding gain on sale	150	3	51
Gain on sale before income taxes	466	—	—
Income tax expense	(65)	(3)	(8)

Net income	$551	$—	$43

NOTE 18    SUBSEQUENT EVENTS

The Company evaluated subsequent events for recognition or disclosure through April 10, 2015, the date the combined financial statements were available to be issued.

SuppreMol Acquisition

In March 2015, the Company acquired SuppreMol GmbH (SuppreMol), a privately held biopharmaceutical company based in Germany, for approximately $225 million. Through the acquisition, the Company has acquired SuppreMol’s early-stage pipeline of treatment options for autoimmune and allergic diseases and its operations in Munich, Germany. The acquired investigational treatments will complement and build upon the Company’s immunology portfolio and offer an opportunity to expand into new areas with significant market potential and unmet medical needs in autoimmune diseases. The acquisition will be accounted for as a business combination in the first quarter of 2015. The initial accounting for the transaction is incomplete, pending completion of valuations for the assets acquired and liabilities assumed.

BAXALTA INCORPORATED

CONDENSED CONSOLIDATED AND COMBINED BALANCE SHEETS (UNAUDITED)

(in millions, except share data)	September 30, 2015	December 31, 2014

Assets
Current Assets:
Cash and equivalents	$1,328	$—
Accounts and other current receivables, net	927	960
Inventories	2,184	1,960
Other current assets	858	388

Total current assets	5,297	3,308

Property, Plant and Equipment, Net	4,809	4,192

Other Assets:
Goodwill	856	565
Other intangible assets, net	1,321	459
Other	623	260

Total other assets	2,800	1,284

Total assets	$12,906	$8,784

Liabilities and Equity
Current Liabilities:
Current maturities of long-term debt and lease obligations	$2	$—
Accounts payable	492	484
Accrued liabilities	1,531	1,160

Total current liabilities	2,025	1,644

Long-term debt and capital lease obligations	5,277	275

Other long-term liabilities	1,620	1,118

Commitments and Contingencies
Equity:
Common stock, $0.01 par value (shares authorized of 2,500,000,000 at September 30, 2015 and 0 at December 31, 2014, shares issued and outstanding of 678,316,388 at September 30, 2015 and 0 at December 31, 2014)	7	—
Additional paid-in capital	4,093	—
Net parent company investment	—	6,180
Retained earnings	262	—
Accumulated other comprehensive loss	(378)	(433)

Total equity	3,984	5,747

Total liabilities and equity	$12,906	$8,784

The accompanying notes are an integral part of these condensed consolidated and combined financial statements.

BAXALTA INCORPORATED

CONDENSED CONSOLIDATED AND COMBINED STATEMENTS OF INCOME (UNAUDITED)

	Three months ended September 30,		Nine months ended September 30,
(in millions, except per share data)	2015	2014	2015	2014

Net sales	$1,595	$1,488	$4,385	$4,269
Cost of sales	633	614	1,705	1,772

Gross margin	962	874	2,680	2,497

Selling, general and administrative expenses	378	278	984	742
Research and development expenses	286	310	682	639
Net interest expense	23	—	26	—
Other income, net	(79)	(23)	(87)	(16)

Income from continuing operations before income taxes	354	309	1,075	1,132

Income tax expense	73	84	248	280

Net income from continuing operations	281	225	827	852
Income from discontinued operations, net of tax	28	21	34	122

Net income	$309	$246	$861	$974

Income from continuing operations per common share

Basic	$0.42	$0.33	$1.22	$1.26
Diluted	$0.41	$0.33	$1.21	$1.25
Income from discontinued operations per common share

Basic	$0.04	$0.03	$0.05	$0.18
Diluted	$0.04	$0.03	$0.05	$0.18
Net income per common share

Basic	$0.46	$0.36	$1.27	$1.44
Diluted	$0.45	$0.36	$1.26	$1.43
Weighted-average number of common shares outstanding

Basic	677	676	677	676
Diluted	683	681	682	681
Cash dividends declared per common share	$0.07	$—	$0.07	$—

The accompanying notes are an integral part of these condensed consolidated and combined financial statements.

BAXALTA INCORPORATED

CONDENSED CONSOLIDATED AND COMBINED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

	Three months ended September 30,		Nine months ended September 30,
(in millions)	2015	2014	2015	2014

Net income	$309	$246	$861	$974
Other comprehensive (loss) income, net of tax:
Currency translation adjustments, net of tax benefit of $2 and $32 for the three months ended September 30, 2015 and 2014, respectively, and $7 and $33 for the nine months ended September 30, 2015 and 2014, respectively	(7)	(246)	(235)	(242)
Pension and other employee benefits, net of tax (expense) of ($2) and no expense for the three months ended September 30, 2015 and 2014, respectively, and ($1) and ($1) for the nine months ended September 30, 2015 and 2014, respectively	8	2	7	6
Available-for-sale securities, net of tax benefit (expense) of $5 and ($1) for the three months ended September 30, 2015 and 2014, respectively, and ($6) and ($2) for the nine months ended September 30, 2015 and 2014, respectively	(25)	(10)	(10)	(19)
Hedging activities, net of tax benefit (expense) of $2 and ($7) for the three and nine months ended September 30, 2015, respectively	(4)	—	11	—

Total other comprehensive loss, net of tax	(28)	(254)	(227)	(255)

Comprehensive income (loss)	$281	$(8)	$634	$719

The accompanying notes are an integral part of these condensed consolidated and combined financial statements.

BAXALTA INCORPORATED

CONDENSED CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Nine months ended September 30,
(in millions)	2015	2014

Cash flows from operations
Net income	$861	$974
Adjustments
Depreciation and amortization	182	150
Share-based compensation expense	41	23
Excess tax benefits from share-based compensation	(6)	(10)
Business optimization (benefits) charges, net	(7)	41
Gain on sale of discontinued operations	(44)	—
Net periodic pension benefit and OPEB cost	51	39
Other	70	117
Changes in balance sheet items
Accounts and other current receivables, net	(266)	(22)
Inventories	(407)	(290)
Accounts payable	(31)	41
Accrued liabilities	71	(295)
Due to/from Baxter International Inc.	101	—
Business optimization payments	(12)	(33)
Other	(53)	(24)

Net cash provided from operations	551	711

Cash flows from investing activities
Capital expenditures	(863)	(699)
Acquisitions, net of cash acquired	(1,118)	(185)
Divestiture of vaccines business	46	—
Other investing activities	(28)	12

Net cash used for investing activities	(1,963)	(872)

Cash flows from financing activities
Net proceeds from issuance of long-term debt	4,941	—
Net transactions with Baxter International Inc.	(2,241)	163
Proceeds and excess tax benefits related to share-based compensation	39	—
Other financing activities	(6)	(2)

Net cash provided from financing activities	2,733	161

Effect of foreign exchange rate changes on cash and equivalents	7	—

Change in cash and equivalents	1,328	—
Cash and equivalents at beginning of period	—	—

Cash and equivalents at end of period	$1,328	$—

The accompanying notes are an integral part of these condensed consolidated and combined financial statements.

BAXALTA INCORPORATED

CONDENSED CONSOLIDATED AND COMBINED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

	Common Stock
(in millions, except share data)	Shares	Amount	Additional Paid-In Capital	Net Parent Company Investment	Retained Earnings	AOCI	Total Equity

Balance as of December 31, 2013	—	$—	$—	$5,243	$—	$(64)	$5,179
Net income	—	—	—	974	—	—	974
Net transfers from Baxter International Inc.	—	—	—	169	—	—	169
Other comprehensive loss, net of tax	—	—	—	—	—	(255)	(255)

Balance as of September 30, 2014	—	$—	$—	$6,386	$—	$(319)	$6,067

Balance as of December 31, 2014	—	$—	—	$6,180	$—	$(433)	$5,747
Net income	—	—	—	552	309	—	861
Net transfers to Baxter International Inc.	—	—	—	(2,374)	—	—	(2,374)
Separation-related adjustments	—	—	—	(318)	—	282	(36)
Reclassification of net parent company investment to additional paid-in capital	—	—	4,040	(4,040)	—	—	—
Issuance of common stock upon separation	676,424,202	7	(7)	—	—	—	—
Share-based compensation expense	—	—	20	—	—	—	20
Shares issued under employee benefit plans and other	1,892,186	—	40	—	—	—	40
Other comprehensive loss, net of tax	—	—	—	—	—	(227)	(227)
Dividends declared ($0.07 per share)	—	—	—	—	(47)	—	(47)

Balance as of September 30, 2015	678,316,388	$7	$4,093	$—	$262	$(378)	$3,984

The accompanying notes are an integral part of these condensed consolidated and combined financial statements.

BAXALTA INCORPORATED

NOTES TO CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 1    BACKGROUND AND BASIS OF PREPARATION

Background

Baxalta Incorporated, together with its subsidiaries, (Baxalta or the company) is a global biopharmaceutical company focused on developing and marketing innovative biopharmaceutical products that seek to address unmet medical needs across many disease areas including hematology, immunology and oncology.

Baxalta was incorporated in Delaware on September 8, 2014. The company separated from Baxter International Inc. (Baxter or Parent) on July 1, 2015 (the separation), becoming an independent company as a result of a pro rata distribution by Baxter of 80.5% of Baxalta’s common stock to Baxter’s shareholders. Baxter retained a 19.5% ownership stake in Baxalta immediately following the distribution. Baxter’s Board of Directors approved the distribution of its shares of Baxalta on June 5, 2015. Baxalta’s Registration Statement was declared effective by the U.S. Securities and Exchange Commission (SEC) on June 9, 2015. On July 1, 2015, Baxter’s shareholders of record as of the close of business on June 17, 2015 received one share of Baxalta common stock for every one share of Baxter’s common stock held as of the record date. Baxalta common stock began trading “regular way” under the ticker symbol “BXLT” on the New York Stock Exchange on July 1, 2015.

On July 28, 2015, Baxalta’s Board of Directors declared a quarterly cash dividend of $0.07 per share of common stock. The quarterly dividend was paid on October 1, 2015, to shareholders of record as of the close of business on September 4, 2015. On July 28, 2015, Baxalta’s Board of Directors also approved a share repurchase authorization which allows the company to repurchase up to $1 billion of its common stock. The company did not repurchase any of its common stock during the three months ended September 30, 2015.

Basis of Preparation

The unaudited condensed consolidated and combined interim financial statements of the company for all periods presented have been prepared pursuant to the rules and regulations of the SEC. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in the United States (GAAP) have been condensed or omitted. The year-end condensed balance sheet data was derived from the audited combined financial statements, but does not include all disclosures required by GAAP. These unaudited interim condensed consolidated and combined financial statements should be read in conjunction with the combined financial statements and notes contained in the company’s Information Statement included as Exhibit 99.1 to the company’s Registration Statement on Form 10, as filed with the SEC on June 5, 2015 (Information Statement).

In the opinion of management, the unaudited interim condensed consolidated and combined financial statements reflect all adjustments necessary for a fair statement of the interim periods. All such adjustments, unless otherwise noted herein, are of a normal, recurring nature. The results of operations for the interim period are not necessarily indicative of the results of operations to be expected for the full year.

The accompanying unaudited condensed consolidated and combined interim financial statements reflect the consolidated financial position and consolidated results of operations of the company as an independent, publicly-traded company for periods after the July 1, 2015 separation. The unaudited condensed consolidated and combined interim financial statements reflect the combined financial position and combined results of operations of the company as a combined reporting entity of Baxter for periods prior to the separation.

During the three months ended September 30, 2015, the company recorded certain separation-related adjustments in its statement of changes in equity. The separation-related adjustments primarily related to differences between assets, liabilities and accumulated other comprehensive income (AOCI) transferred to Baxalta as a result of the separation and assets, liabilities and AOCI reported in the company’s condensed combined balance sheet as of June 30, 2015. In addition, the company reported separation-related adjustments related to deferred hedging gains and pension losses reported in AOCI that were assumed during the three months ended June 30, 2015. During the nine months ended September 30, 2015, net separation-related adjustments resulted in a $36 million decrease in equity. Additional separation-related adjustments could be recorded in future periods.

Prior to the separation, the unaudited condensed combined interim financial statements were prepared on a standalone basis and were derived from Baxter’s consolidated financial statements and accounting records as if the former biopharmaceuticals business of Baxter had been part of Baxalta. The unaudited condensed combined interim financial statements reflected the company’s financial position, results of operations and cash flows as the business was operated as part of Baxter prior to the distribution, in conformity with GAAP.

Prior to the separation, the unaudited condensed combined interim financial statements included the attribution of certain assets and liabilities that were historically held at the Baxter corporate level but which were specifically identifiable or attributable to the company. All intercompany transactions and accounts within the company were eliminated. All transactions between the company and Baxter were considered to be effectively settled in the unaudited condensed combined interim financial statements at the time the transaction was recorded. The total net effect of the settlement of the transactions with Baxter are reflected in the unaudited condensed combined statements of cash flows in periods prior to the separation as a financing activity and in the unaudited condensed combined balance sheet as net parent company investment.

Prior to the separation, the unaudited condensed combined interim financial statements included an allocation of expenses related to certain Baxter corporate functions, including senior management, legal, human resources, finance, treasury, information technology, and quality assurance. These expenses were allocated to the company based on direct usage or benefit where specifically identifiable, with the remainder allocated primarily on a pro rata basis of revenue, headcount, square footage, or other measures. The company considers the expense methodology and results to be reasonable for all periods prior to the separation. However, the allocations may not be indicative of the actual expense that would have been incurred had the company operated as an independent, publicly traded company for the periods prior to the separation.

In periods prior to the separation, Baxalta’s employees participated in various benefit and share-based compensation plans maintained by Baxter. A portion of the cost of those plans was included in the company’s financial statements. However, the condensed combined balance sheets in periods prior to the separation did not include any equity related to share-based compensation plans. Prior to June 30, 2015, the company’s condensed combined balance sheets did not include net pension obligations, with the exception of those related to certain plans in Austria. Refer to Note 10 and Note 13 for further description of the accounting for retirement and other benefit programs and share-based compensation, respectively.

Prior to the separation, the company’s equity balance represented the excess of total assets over total liabilities, including the due to/from balances between the company and Baxter (net parent company investment) and AOCI. Net parent company investment was primarily impacted by distributions and contributions to or from Baxter, which were the result of treasury activities and net funding provided by or distributed to Baxter, including a $4 billion cash distribution made by Baxalta to Baxter in June 2015. In connection with the separation, the company’s net parent company investment balance was reclassified to additional paid-in capital.

New Accounting Standards

In July 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2015-11, Inventory (Topic 330): Simplifying the Measurement of Inventory, which clarifies that inventory should be measured at the lower of cost or net realizable value. ASU 2015-11 defines net realizable value as the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. ASU 2015-11 will be effective for the company beginning on January 1, 2016, and prospective application is required. Early adoption is permitted. The company is currently evaluating the impact of adopting the standard on its consolidated financial statements.

In April 2015, the FASB issued ASU No. 2015-05, Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Fees Paid in a Cloud Computing Arrangement, which provides guidance to customers about how to account for cloud computing arrangements when such arrangements include software licenses. ASU No. 2015-05 will be effective for the company beginning on January 1, 2016. Early adoption is permitted. The standard may be applied retrospectively or prospectively. The company is currently evaluating the impact of adopting the standard on its consolidated financial statements.

In April 2015, the FASB issued ASU No. 2015-03, Interest – Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs, which requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of the debt liability, consistent with debt discounts. ASU No. 2015-03 will be effective for the company beginning on January 1, 2016, and retrospective application is required. Early adoption is permitted, and the company has adopted ASU No. 2015-03 effective June 30, 2015. Refer to Note 7 for additional information.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) (ASU 2014-09), which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount an entity expects to be entitled to when products are transferred to customers. In July 2015, the FASB voted to approve a one-year deferral on the original effective date of January 1, 2017; therefore ASU No. 2014-09 will be effective for the company beginning on January 1, 2018. Early adoption is permitted as of the original effective date. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The company is currently evaluating the impact of adopting the new revenue standard on its consolidated financial statements.

In April 2014, the FASB issued ASU 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity (ASU 2014-08), which amends the definition of a discontinued operation in ASC 205-20 and provides additional requirements for the entities with its disposal transaction to qualify as a discontinued operation. ASU 2014-08 is effective prospectively for all disposals beginning on or after December 15, 2014 (with early adoption permitted). The company did not early adopt the new guidance and it was effective for the company for periods beginning with its first interim period ending March 31, 2015. ASU 2014-08 did not have a material impact on the consolidated and combined financial statements upon adoption.

NOTE 2    SUPPLEMENTAL FINANCIAL INFORMATION

Net Interest Expense

As described in Note 7, the company issued senior notes with an aggregate principal amount of $5 billion in June 2015. Prior to the issuance of the senior notes, Baxter’s third-party debt and the related interest expense were not allocated to the company.

(in millions)	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014

Interest costs	$45	$—	$50	$—
Interest costs capitalized	(21)	—	(22)	—

Interest expense, net of capitalized interest	$24	$—	$28	$—
Interest income	(1)	—	(2)	—

Net interest expense	$23	$—	$26	$—

Inventories

(in millions)	September 30, 2015	December 31, 2014

Raw materials	$587	$524
Work in process	1,018	976
Finished goods	579	460

Total inventories	$2,184	$1,960

Other Current Assets

(in millions)	September 30, 2015	December 31, 2014

Short-term deferred income taxes	$174	$215
Due from Baxter International Inc.	493	—
Prepaid expenses and other	191	173

Total other current assets	$858	$388

Accrued Liabilities

(in millions)	September 30, 2015	December 31, 2014

Income taxes payable and deferred taxes	$103	$356
Employee compensation and withholdings	263	210
Property, payroll and certain other taxes	63	78
Accrued rebates	236	245
Due to Baxter International Inc.	508	—
Other	358	271

Total accrued liabilities	$1,531	$1,160

Other Long-Term Liabilities

(in millions)	September 30, 2015	December 31, 2014

Pension and other employee benefits	$513	$177
Contingent payment liabilities	436	518
Long-term deferred income taxes	553	357
Due to Baxter International Inc.	51	—
Other	67	66

Total other long-term liabilities	$1,620	$1,118

NOTE 3    EARNINGS PER SHARE

The denominator for basic earnings per common share (EPS) is the weighted-average number of common shares outstanding during the period. The dilutive effect of outstanding stock options, restricted stock units (RSUs) and performance share units (PSUs) is reflected in the denominator for diluted EPS using the treasury stock method. The numerator for both basic and diluted EPS is net income, net income from continuing operations, or income from discontinued operations, net of tax.

On July 1, 2015, Baxter distributed approximately 544 million shares of Baxalta common stock to its shareholders and retained an additional 132 million shares. The computation of basic EPS for periods prior to the separation was calculated using the shares distributed and retained by Baxter on July 1, 2015 totaling 676 million. The weighted average number of shares outstanding for diluted EPS for periods prior to the separation included 5 million of diluted common share equivalents for stock options, RSUs and PSUs as calculated using the treasury stock method as of July 1, 2015, as these share-based awards were previously issued by Baxter and outstanding at the time of separation and were assumed by Baxalta following the separation.

The following is a reconciliation of basic shares to diluted shares.

	Three months ended September 30,		Nine months ended September 30,
(in millions)	2015	2014	2015	2014

Basic shares	677	676	677	676
Effect of dilutive shares	6	5	5	5

Diluted shares	683	681	682	681

The computation of diluted EPS excluded 13 million and 17 million equity awards for the three and nine months ended September 30, 2015, respectively, and 19 million equity awards for the both the three and nine months ended September 30, 2014, as their inclusion would have an anti-dilutive effect on diluted EPS.

NOTE 4    ACQUISITIONS AND COLLABORATIONS

Acquisitions

The following table summarizes the fair value of consideration transferred and the recognized amounts of the assets acquired and liabilities assumed as of the acquisition date for the company’s material acquisitions during the nine months ended September 30, 2015.

(in millions)	Oncaspar	SuppreMol

Consideration transferred
Cash, net of cash acquired	$890	$228

Fair value of consideration transferred	$890	$228

Assets acquired and liabilities assumed
Other intangible assets	$781	$179
Inventories	17	—
Other assets	—	19
Accrued liabilities	(1)	—
Long-term liabilities	(120)	(53)

Total identifiable net assets	677	145
Goodwill	213	83

Total assets acquired and liabilities assumed	$890	$228

While the valuation of the assets acquired and liabilities assumed are substantially complete, measurement period adjustments may be recorded in the future as the company finalizes its fair value estimates. Pro forma financial information has not been included because the acquisitions, individually and in the aggregate, would not have had a material impact on the company’s consolidated and combined results of operations.

Oncaspar Business Acquisition

In July 2015, the company acquired the Oncaspar (pegaspargase) product portfolio from Sigma-Tau Finanziaria S.p.A (Sigma-Tau), a privately held biopharmaceutical company based in Italy, through the acquisition of 100% of the shares of a subsidiary of Sigma-Tau. Through the acquisition, the company gained the marketed biologic treatment Oncaspar, the investigational biologic calaspargase pegol, and an established oncology infrastructure with clinical and sales resources. Oncaspar is a first-line biologic used as part of a chemotherapy regimen to treat patients with acute lymphoblastic leukemia. It is currently marketed in the United States, Germany, Poland and certain other countries. The acquired net assets comprised a business based on the acquired inputs, processes and outputs. As a result, the transaction has been accounted for as a business combination.

The company allocated $781 million of the total consideration to developed technology, which reflected rights to the Oncaspar product portfolio. The developed technology is being amortized on a straight-line basis over an estimated useful life of 16 years. Long-term liabilities acquired consist primarily of deferred tax liabilities. The goodwill, which is not deductible for tax purposes, includes the value of potential future technologies as well as the overall strategic benefits of the acquisition to the company and its oncology pipeline.

Historical annual sales for Oncaspar were approximately $100 million, and the company has recorded Oncaspar net sales of $34 million from the acquisition date through September 30, 2015. The company incurred acquisition-related costs of $17 million during the three months ended September 30, 2015, which were primarily recorded in selling, general and administrative expenses.

SuppreMol Acquisition

In March 2015, the company acquired all of the outstanding shares of SuppreMol GmbH (SuppreMol), a privately held biopharmaceutical company based in Germany. Through the acquisition, the company acquired SuppreMol’s early-stage pipeline of treatment options for autoimmune and allergic diseases, as well as its operations in Munich, Germany. The acquired investigational treatments will complement and build upon the company’s immunology portfolio and offer an opportunity to expand into new areas with significant market potential and unmet medical needs in autoimmune diseases. The acquired net assets comprised a business based on the acquired inputs, processes and outputs. As a result, the transaction has been accounted for as a business combination.

The company allocated $179 million of the total consideration to acquired in-process research and development (IPR&D), which is being accounted for as an indefinite-lived intangible asset. The acquired IPR&D primarily relates to SuppreMol’s lead candidate SM-101, an investigational immunoregulatory treatment, which had completed Phase IIa studies at the time of the acquisition. This project is expected to be completed in approximately 5 years. The value of the IPR&D was calculated using cash flow projections adjusted for the inherent technical, regulatory, commercial and obsolescence risks in such activities, discounted at a rate of 20%. Additional research and development (R&D) will be required prior to regulatory approval, and as of the acquisition date, incremental R&D costs were projected to be in excess of $400 million. Other assets acquired included deferred tax assets of $17 million and long-term liabilities acquired included $52 million of deferred tax liabilities. The goodwill, which is not deductible for tax purposes, includes the value of potential future technologies as well as the overall strategic benefits of the acquisition to the company.

Collaborations

CTI BioPharma Corp.

In June 2015, the company entered into an amendment with CTI BioPharma Corp (CTI BioPharma). Pursuant to the amendment, the company paid $32 million to CTI BioPharma relating to two contingent milestone payments included in the original agreement. The company obtained certain additional rights relating to manufacturing and supply, and CTI BioPharma committed to spend a specified amount on the development of pacritinib through February 2016, with failure to do so resulting in payments to the company equal to the deficiency. Refer to the company’s audited combined financial statements contained in its Information Statement for additional information regarding the collaboration agreement with CTI BioPharma.

SFJ Pharmaceuticals Group

In June 2015, the company entered into an agreement with SFJ Pharmaceuticals Group (SFJ) relating to adalimumab (BAX 923) (formerly known as M923/BAX 2923), whereby SFJ will fund up to $200 million of specified development costs related to the company’s BAX 923 program, in exchange for payments in the event the product obtains regulatory approval in the United States or Europe. The terms of the agreement include funding limitations of up to $50 million for incurred costs through Phase I development and cumulative spending caps in six month intervals through December 31, 2017. The contingent success payments total approximately 5.5 times the incurred development costs and are payable in annual installments over an approximate eight-year period following the dates of regulatory approval. The development funding from SFJ is being recognized as an offset to R&D expenses as incurred because there is substantive and genuine transfer of risk to SFJ. The R&D expense offset for the three and nine months ended September 30, 2015 totaled $26 million and $35 million, respectively.

Upfront and Milestone Payments to Collaboration Partners

Upfront and milestone payments to collaboration partners classified as R&D expenses were $15 million and $138 million during the three months ended September 30, 2015 and 2014, respectively, and $102 million and $198 million during the nine months ended September 30, 2015 and 2014, respectively.

In October 2015, the company’s collaboration partners achieved certain development milestones resulting in $78 million of R&D charges that the company will recognize in the fourth quarter of 2015.

Unfunded Contingent Payments

At September 30, 2015, the company’s unfunded contingent milestone payments associated with all of its collaborative arrangements totaled $2.2 billion. This total excludes contingent royalty and profit-sharing payments and includes contingent payments associated with the SFJ agreement related to development costs funded through September 30, 2015. This total also excludes contingent payment liabilities arising from business combinations, which are further discussed in Note 9. Based on the company’s projections, any contingent payments made in the future will be more than offset by the estimated net future cash flows relating to the rights acquired for those payments.

NOTE 5    GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill

The following is a summary of the activity in goodwill:

(in millions)

December 31, 2014	$565
Additions	296
Currency translation and other adjustments	(5)

September 30, 2015	$856

The additions in the nine months ended September 30, 2015 relate to the acquisition of the Oncaspar business and SuppreMol. See Note 4 for further information.

As of September 30, 2015, there were no accumulated goodwill impairment losses.

Other intangible assets, net

The following is a summary of the company’s other intangible assets:

(in millions)	Developed technology, including patents	Other amortized intangible assets	Indefinite-lived intangible assets	Total

September 30, 2015
Gross other intangible assets	$1,248	$29	$244	$1,521
Accumulated amortization	(171)	(29)	—	(200)

Other intangible assets, net	$1,077	$—	$244	$1,321

December 31, 2014
Gross other intangible assets	$440	$29	$149	$618
Accumulated amortization	(133)	(26)	—	(159)

Other intangible assets, net	$307	$3	$149	$459

The increase in other intangible assets, net during the nine months ended September 30, 2015 was primarily due to IPR&D acquired in the acquisition of SuppreMol and developed technology acquired in the acquisition of the Oncaspar business, partially offset by an IPR&D impairment charge as described below and amortization expense.

Intangible asset amortization expense was $16 million and $3 million in the three months ended September 30, 2015 and 2014, respectively, and $32 million and $11 million for the nine months ended September 30, 2015 and 2014, respectively. The following table presents anticipated annual amortization expense for 2015 through 2020 for definite-lived intangible assets recorded as of September 30, 2015:

(in millions)	2015	2016	2017	2018	2019	2020

Anticipated annual intangible asset amortization expense	$53	$77	$73	$72	$69	$69

The company recorded an impairment charge of $79 million during the three months ended September 30, 2015 due to a decrease in the fair value of IPR&D acquired as part of the 2014 acquisition of AesRx, LLC (AesRx). The company tested the IPR&D for impairment due to its decision not to pursue further development activities related to the acquired project. As a result, the carrying value of the IPR&D was reduced to zero.

NOTE 6    BUSINESS OPTIMIZATION CHARGES

The company’s total charges (benefits) related to business optimization plans are presented below:

	Three months ended September 30,		Nine months ended September 30,
(in millions)	2015	2014	2015	2014

Charges	$—	$27	$3	$43
Reserve adjustments	—	—	(10)	(2)

Total business optimization expenses (benefits)	—	27	(7)	41

Discontinued operations	—	—	—	(8)

Business optimization expenses (benefits) in continuing operations	$—	$27	$(7)	$33

During the nine months ended September 30, 2015, the company adjusted its previously estimated business optimization charges due to changes in estimates resulting in a $10 million benefit. The nine months ended September 30, 2015 also included charges of $3 million in selling, general and administrative expenses primarily relating to re-alignment of certain functions. During the nine months ended September 30, 2014, the company recorded charges of $3 million in cost of sales, $4 million in selling, general and administrative expenses and $28 million in R&D expenses (with an additional $8 million recorded in discontinued operations), of which $1 million in cost of sales, $4 million in selling, general and administrative expenses, and $22 million in R&D expenses were recorded during the three months ended September 30, 2014. The charges during the nine months ended September 30, 2014 primarily related to re-alignment of certain R&D activities and rationalization of manufacturing facilities.

The following table summarizes activity in the reserves related to business optimization initiatives:

(in millions)

Reserves as of December 31, 2014	$60
Charges	3
Reserve adjustments	(10)
Separation-related adjustments and other	(20)
Utilization	(12)

Reserves as of September 30, 2015	$21

Separation-related adjustments and other included a reduction in the company’s business optimization reserves related to certain liabilities that were not transferred to Baxalta as part of the separation and the impact of cumulative translation adjustments.

The reserves are expected to be substantially utilized by the end of 2016. Management believes that these reserves are adequate. However, adjustments may be recorded in the future as the programs are completed.

NOTE 7    DEBT

As of December 31, 2014 and through the date of the senior notes issuance described below, Baxter’s third-party debt and the related interest expense were not allocated to the company as the company was not the legal obligor of the debt and Baxter borrowings were not directly attributable to the company’s business.

Senior Notes Issuance

On June 23, 2015, the company issued senior notes with a total aggregate principal amount of $5 billion. The company used the net proceeds to make a cash distribution of $4 billion to Baxter as partial consideration for the contribution of net assets to the company in connection with the separation, and the remainder was or is intended to be used for general corporate purposes, including to fund acquisitions. The $4 billion cash distribution to Baxter was made on June 23, 2015. The $5 billion in senior notes consist of the following tranches:

•	$375 million aggregate principal of senior notes bearing a fixed coupon rate of 2.000% and maturing in June 2018.

•	$375 million aggregate principal of senior notes bearing a floating coupon rate of three-month LIBOR plus 0.780% and maturing in June 2018.

•	$1.0 billion aggregate principal of senior notes bearing a fixed coupon rate of 2.875% and maturing in June 2020.

•	$500 million aggregate principal of senior notes bearing a fixed coupon rate of 3.600% and maturing in June 2022.

•	$1.75 billion aggregate principal of senior notes bearing a fixed coupon rate of 4.000% and maturing in June of 2025.

•	$1.0 billion aggregate principal of senior notes bearing a fixed coupon rate of 5.250% and maturing June 2045.

In connection with this issuance, the company recognized a debt discount of $51 million and deferred issuance costs totaling $8 million, which were recorded as a direct deduction from the carrying amount of the debt. Refer to Note 8 for information regarding interest rate derivative contracts the company has entered into related to the senior notes.

Credit Facilities

In July 2015, the company entered into a credit agreement providing for a senior revolving credit facility that provides the company with access to an aggregate principal amount of up to $1.2 billion maturing in 2020, of which no amounts are currently outstanding. Effective November 12, 2015, the company entered into Amendment No. 1 to the credit agreement. The amendment narrows the definition of “Change of Control.” The other material terms of the credit agreement, including covenants, remain unchanged. The facility enables the company to borrow funds on an unsecured basis at variable interest rates, and contains various financial and other covenants, including a net leverage ratio covenant and an interest coverage ratio covenant, as well as events of default with respect to the company. The credit facility also provides for the issuance of letters of credit. The company also entered into a Euro-denominated senior revolving credit facility in an aggregate principal amount of up to €200 million maturing in 2020, with similar terms as the above credit facility. Effective November 12, 2015, the company entered into an amendment to this credit facility. Similar to the amendment discussed above, this amendment narrows the definition of “Change of Control.” The non-performance of any financial institution supporting either of the credit facilities would reduce the maximum capacity of these facilities by each institution’s respective commitment.

NOTE 8    DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITY

The company does not hold any instruments for trading purposes and none of the company’s outstanding derivative instruments contain credit-risk-related contingent features.

Interest Rate Risk Management

The company is exposed to the risk that its earnings and cash flows could be adversely impacted by fluctuations in benchmark interest rates relating to its existing debt obligations or anticipated issuances of debt. The company’s policy is to manage this risk to an acceptable level.

Foreign Currency Risk Management

The company is primarily exposed to foreign exchange risk with respect to recognized assets and liabilities, forecasted transactions and net assets denominated in the Euro, Japanese Yen, British Pound, Swiss Franc, Australian Dollar, Turkish Lira, Russian Ruble, Chinese Renminbi and Colombian Peso.

In periods prior to the separation, the company participated in Baxter’s foreign currency risk management program through a central shared entity, which entered into derivative contracts to hedge foreign currency risk associated with forecasted transactions for the entire company, including for Baxalta’s operations. Gains and losses on derivative contracts entered into by Baxter were allocated to Baxalta and partially offset gains and losses on underlying foreign currency exposures. The fair value of outstanding derivative instruments were not allocated to Baxalta’s condensed combined balance sheets. In connection with the separation, the company began entering into foreign currency derivative contracts on its own behalf and has recorded the related fair value on its condensed consolidated balance sheet as of September 30, 2015. The contracts are classified as either short-term or long-term based on the scheduled maturity of the instrument.

Cash Flow Hedges

The company may use options, including collars and purchased options, and forwards to hedge the foreign exchange risk to earnings relating to forecasted transactions and recognized assets and liabilities. In December 2014 and during the three months ended March 31, 2015, the company entered into $1.8 billion of forward-starting interest rate swaps to hedge the risk to earnings associated with movements in benchmark interest rates relating to an anticipated issuance of debt. The total notional amount of the forward-starting interest rate swaps was $550 million as of December 31, 2014. During the nine months ended September 30, 2015, in conjunction with the debt issuance described in Note 7, the company terminated the swaps, which resulted in a $37 million net gain that was deferred in AOCI and is being amortized as a decrease to net interest expense over the terms of the underlying debt.

For each derivative instrument that is designated and effective as a cash flow hedge, the gain or loss on the derivative is recorded in AOCI and then recognized in earnings consistent with the underlying hedged item. Option premiums or net premiums paid are initially recorded as assets and reclassified to other comprehensive income (OCI) over the life of the option, and then recognized in earnings consistent with the underlying hedged item. Cash flow hedges are classified in net sales, cost of sales, and net interest expense, and primarily relate to forecasted third-party sales denominated in foreign currencies, forecasted intercompany sales denominated in foreign currencies, and anticipated issuances of debt, respectively. The maximum term over which the company has cash flow hedge contracts in place related to forecasted transactions as of September 30, 2015 was 15 months. The notional amount of foreign exchange contracts were $1.4 billion as of September 30, 2015.

In certain instances, the company may discontinue cash flow hedge accounting because the forecasted transactions are no longer probable of occurring. As of September 30, 2015, all forecasted transactions were probable of occurring and no gains or losses were reclassified into earnings.

Fair Value Hedges

The company uses interest rate swaps to convert a portion of its fixed-rate debt into variable-rate debt. These instruments hedge the company’s earnings from changes in the fair value of debt due to fluctuations in the designated benchmark interest rate. For each derivative instrument that is designated and effective as a fair value hedge, the gain or loss on the derivative is recognized immediately to earnings, and offsets the loss or gain on the underlying hedged item. Fair value hedges are classified in net interest expense, as they hedge the interest rate risk associated with certain of the company’s fixed-rate debt.

The total notional amount of interest rate swaps was $1.0 billion as of September 30, 2015. There were no interest rate swaps designated as fair value hedges as of December 31, 2014.

Undesignated Derivative Instruments

The company uses forward contracts to hedge earnings from the effects of foreign exchange relating to certain of the company’s intercompany and third-party receivables and payables denominated in a foreign currency. These derivative instruments generally are not formally designated as hedges and the terms of these instruments generally do not exceed one month.

The total notional amount of undesignated derivative instruments was $130 million as of September 30, 2015.

Gains and Losses on Derivative Instruments

The following tables summarize the income statement locations and gains and losses on the company’s derivative instruments for the three months ended September 30, 2015 and 2014.

	Gain (loss) recognized in OCI		Location of gain (loss) in income statement	Gain (loss) reclassified from AOCI into income
(in millions)	2015	2014		2015	2014

Cash flow hedges
Interest rate contracts	$—	$—	Net interest expense	$1	$—
Foreign exchange contracts	1	—	Net sales	—	—
Foreign exchange contracts	7	—	Cost of sales	13	—

Total	$8	$—		$14	$—

			Location of gain (loss) in income statement	Gain (loss) recognized in income
(in millions)				2015	2014

Fair value hedges
Interest rate contracts			Net interest expense	$32	$—
Undesignated derivative instruments
Foreign exchange contracts			Other income, net	$(1)	$—

The following tables summarize the income statement locations and gains and losses on the company’s derivative instruments for the nine months ended September 30, 2015 and 2014.

	Gain (loss) recognized in OCI		Location of gain (loss) in income statement	Gain (loss) reclassified from AOCI into income
(in millions)	2015	2014		2015	2014

Cash flow hedges
Interest rate contracts	$38	$—	Net interest expense	$1	$—
Foreign exchange contracts	1	—	Net sales	—	—
Foreign exchange contracts	8	—	Cost of sales	28	—

Total	$47	$—		$29	$—

			Location of gain (loss) in income statement	Gain (loss) recognized in income
(in millions)				2015	2014

Fair value hedges
Interest rate contracts			Net interest expense	$20	$—
Undesignated derivative instruments
Foreign exchange contracts			Other income, net	$(1)	$—

During the nine months ended September 30, 2015, the company assumed pre-tax deferred gains of $43 million related to certain foreign exchange contracts from Baxter, which were recorded in AOCI.

For the company’s fair value hedges, equal and offsetting losses of $32 million and $20 million were recognized in net interest expense during the three and nine month periods ending September 30, 2015, respectively, as adjustments to the underlying hedged item, fixed-rate debt. Ineffectiveness related to the company’s cash flow and fair value hedges for the nine months ended September 30, 2015 was not material.

As of September 30, 2015, $17 million of deferred, net after-tax gains on derivative instruments included in AOCI are expected to be recognized in earnings during the next 12 months, coinciding with when the hedged items are expected to impact earnings. Refer to Note 11 for the balance in AOCI associated with cash flow hedges.

Fair Values of Derivative Instruments

The following table presents the classification and estimated fair value of the company’s derivative instruments as of September 30, 2015:

	Derivatives in asset positions		Derivatives in liability positions
(in millions)	Balance sheet location	Fair value	Balance sheet location	Fair value

Derivative instruments designated as hedges
Foreign exchange contracts	Other current assets	$14	Accrued liabilities	$5
Foreign exchange contracts	Other long-term assets	5	Other long-term liabilities	1
Interest rate contracts	Other long-term assets	20

Total derivative instruments designated as hedges		$39		$6

Undesignated derivative instruments
Foreign exchange contracts	Other current assets	$—	Accrued liabilities	$—

Total derivative instruments		$39		$6

The following table presents the classification and estimated fair value of the company’s derivative instruments as of December 31, 2014:

	Derivatives in asset positions		Derivatives in liability positions
(in millions)	Balance sheet location	Fair value	Balance sheet location	Fair value

Derivative instruments designated as hedges
Interest rate contracts	Other current assets	$1	Accrued liabilities	$2

While the company’s derivatives are all subject to master netting arrangements, the company presents its assets and liabilities related to derivative instruments on a gross basis within the condensed combined balance sheets. Additionally, the company is not required to post collateral for any of its outstanding derivatives.

The following table provides information on the company’s derivative positions as if they were presented on a net basis, allowing for the right of offset by the counterparty:

	September 30, 2015		December 31, 2014
(in millions)	Asset	Liability	Asset	Liability

Gross amounts recognized in the combined balance sheet	$39	$6	$1	$2
Gross amount subject to offset in master netting arrangements not offset in the combined balance sheet	(6)	(6)	—	—

Total	$33	$—	$1	$2

NOTE 9    FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS

Securitization arrangement

Effective during the three months ended June 30, 2015, the company entered into agreements related to its trade receivables originating in Japan with a financial institution in which the entire interest in and ownership of the receivables are sold. While the company services the receivables in its Japanese securitization arrangement, no servicing asset or liability is recognized because the company receives adequate compensation to service the sold receivables.

During the three and nine months ended September 30, 2015, sold receivables were $50 million and $104 million, respectively. Cash collections remitted to the owners of the receivables were $48 million for both the three and nine months ended September 30, 2015, respectively. The effect of currency exchange rate changes and net losses relating to the sales of receivables were immaterial.

Concentration of Credit Risk

The company engages in business with foreign governments in certain countries that have experienced deterioration in credit and economic conditions, including Greece, Spain, Portugal, Italy and Brazil. As of September 30, 2015, the company’s net accounts receivable from the public sector in Greece, Spain, Portugal and Italy totaled $97 million, of which Greece receivables represented an immaterial balance. The company also has significant accounts receivable related to its Hemobrás partnership in Brazil totaling $219 million at September 30, 2015.

Global economic conditions and liquidity issues in certain countries have resulted, and may continue to result, in delays in the collection of receivables and credit losses. While the company believes that its allowance for doubtful accounts as of September 30, 2015 is adequate, future governmental actions and customer-specific factors may require the company to re-evaluate the collectability of its receivables and the company could potentially incur additional credit losses that materially impact its results of operations.

Fair Value Measurements

The fair value hierarchy under the accounting standard for fair value measurements consists of the following three levels:

•	Level 1—Quoted prices in active markets that the company has the ability to access for identical assets or liabilities;

•	Level 2—Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuations in which all significant inputs are observable in the market; and

•	Level 3—Valuations using significant inputs that are unobservable in the market and include the use of judgment by the company’s management about the assumptions market participants would use in pricing the asset or liability.

The following tables summarize the bases used to measure financial assets and liabilities that are carried at fair value on a recurring basis in the condensed combined balance sheets:

	Balance as of September 30, 2015	Basis of fair value measurement
(in millions)		Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)

Assets
Foreign currency derivative contracts	$19	$—	$19	$—
Interest rate contracts	20	—	20	—
Available-for-sale securities
Equity securities	67	67	—	—
Foreign government debt securities	16	—	16	—

Total assets	$122	$67	$55	$—

Liabilities
Contingent payments related to acquisitions	$445	$—	$—	$445
Foreign currency derivative contracts	6	—	6	—

Total liabilities	$451	$—	$6	$445

	Balance as of December 31, 2014	Basis of fair value measurement
(in millions)		Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)

Assets
Available-for-sale securities
Equity securities	$71	$71	$—	$—
Foreign government debt securities	18	—	18	—
Interest rate contracts	1	—	1	—

Total assets	$90	$71	$19	$—

Liabilities
Contingent payments related to acquisitions	$518	$—	$—	$518
Interest rate contracts	2	—	2	—

Total liabilities	$520	$—	$2	$518

As of September 30, 2015, cash and equivalents of $1.3 billion included money market funds of approximately $500 million. Money market funds would be considered Level 2 in the fair value hierarchy.

For assets that are measured using quoted prices in active markets, the fair value is the published market price per unit multiplied by the number of units held, without consideration of transaction costs. The fair values of foreign government debt securities are obtained from pricing services or broker/dealers who use proprietary pricing applications, which include observable market information for like or same securities.

Contingent payments related to acquisitions consist of development, regulatory and commercial milestone payments, in addition to sales-based payments, and are valued using discounted cash flow techniques. The fair value of development, regulatory and commercial milestone payments reflects management’s expectations of probability of payment, and increases or decreases as the probability of payment or expectation of timing of payments changes. As of September 30, 2015, management’s expected weighted-average probability of payment for development, regulatory and commercial milestone payments was approximately 22%, with individual probabilities ranging from 0%-95%. The fair value of sales-based payments is based upon probability-weighted future revenue estimates, and increases or decreases as revenue estimates or expectations of timing of payments change.

The following table provides information relating to the company’s investments in available-for-sale equity securities:

(in millions)	Amortized cost	Unrealized gains	Unrealized (losses)	Fair value

September 30, 2015
Available-for-sale equity securities	$55	$19	$(7)	$67

December 31, 2014
Available-for-sale equity securities	$59	$21	$(9)	$71

The company recorded $9 million in other-than-temporary impairment charges based on the duration of losses related to two of the company’s investments during the nine months ended September 30, 2015. The company had cumulative unrealized gains on available-for-sale debt securities of $1 million as of both September 30, 2015 and December 31, 2014.

The following table is a reconciliation of the fair value measurements that use significant unobservable inputs (Level 3), which consists of contingent payments related to acquisitions:

(in millions)	Contingent payments

Fair value as of December 31, 2014	$518
Additions	—
Net gains recognized in earnings	(61)
CTA	(12)

Fair value as of September 30, 2015	$445

In 2015, the company recognized a gain of $61 million in other income, net related to a reduction of the contingent payment liabilities for certain milestones associated with the 2014 acquisition of AesRx. Refer to Note 5 for further information regarding the status of the development project acquired as part of the AesRx acquisition.

Book Values and Fair Values of Financial Instruments

In addition to the financial instruments that the company is required to recognize at fair value on the condensed combined balance sheets, the company has certain financial instruments that are recognized at historical cost or some basis other than fair value. For these financial instruments, the following table provides the values recognized on the condensed consolidated or combined balance sheets and the approximate fair values:

	Book values		Approximate fair values
(in millions)	September 30, 2015	December 31, 2014	September 30, 2015	December 31, 2014

Assets
Investments	$22	$31	$22	$31
Liabilities
Current maturities of lease obligations	2	—	2	—
Long-term debt and lease obligations	$5,277	$275	$5,467	$275

The estimated fair value of capital lease obligations is based on Level 2 inputs. Investments include certain cost method investments whose fair value is based on Level 3 inputs. The estimated fair values of long-term debt were computed by multiplying price by the notional amount of the respective debt instrument. Price is calculated using the stated terms of the respective debt instrument and yield curves commensurate with the company’s credit risk. The discount factors used in the calculations reflect the non-performance risk of the company. The carrying values of the other financial instruments approximate their fair values due to the short-term maturities of most of these assets and liabilities.

In connection with the company’s initiative to invest in early-stage products and therapies, the company increased its unfunded commitment as a limited partner in multiple investment companies to $81 million as of September 30, 2015 from $32 million as of December 31, 2014.

During the nine months ended September 30, 2015 and 2014, the company recorded $16 million and $61 million of income in other income, net related to equity method investments, which primarily represented distributions from funds that sold portfolio companies in both periods as well as gains from the sale of certain investments in 2015 and 2014.

NOTE 10    RETIREMENT AND OTHER BENEFIT PROGRAMS

Shared Baxter Plans

Prior to the transfer of net pension and other post-employment benefit (OPEB) plan obligations discussed below and with the exception of certain Austrian defined benefit pension plans, of which Baxalta was the sole sponsor prior to any transfers, the company’s employees participated in certain U.S. and international defined benefit pension and OPEB plans sponsored by Baxter. These plans included participants of Baxter’s other businesses and were accounted for as multiemployer plans in the company’s combined financial statements prior to the transfer into newly-created plans sponsored by Baxalta. As a result, no asset or liability was recorded by the company in its combined balance sheets through March 31, 2015 to recognize the funded status of these plans. The costs of these plans were allocated to the company and recorded in cost of sales, selling, general and administrative expenses and R&D expenses in the condensed combined statements of income. For the Baxter sponsored defined benefit pension and OPEB plans, Baxalta recorded expense of $9 million for the three months ended September 30, 2014 and $16 million and $28 million for the nine months ended September 30, 2015 and 2014, respectively, relating to Baxalta employees’ participation in Baxter sponsored plans.

Transfer of Net Pension and OPEB Obligations to Baxalta Plans

During the three months ended June 30, 2015, Baxalta assumed certain pension and OPEB obligations of $667 million and related plan assets of $347 million (which included a voluntary contribution of $100 million from Baxter) related to newly-created single employer plans for Baxalta employees and certain other Baxter-sponsored pension plans, as described below. The company also assumed after-tax deferred losses of $144 million related to these plans, which were recorded in AOCI.

The net benefit plan obligations were re-measured on the date of the transfer resulting in an after-tax loss of $5 million recognized in AOCI during the three months ended June 30, 2015. The weighted-average assumptions used to re-measure the net benefit plan obligations and future net periodic benefit cost for the single and multiple-employer plans as of the transfer date in 2015 were as follows:

	Pension benefits	OPEB

Discount rate
U.S. plans	4.30%	4.30%
International plans	1.11%	n/a
Expected return on plan assets
U.S. plans	7.25%	n/a
International plans	5.31%	n/a
Rate of compensation increase
U.S. plans	3.80%	3.80%
International plans	3.41%	n/a

As noted above, certain pension plans, including those in Switzerland and Japan, continue to be sponsored by Baxter as of September 30, 2015. Based on the terms of the employee matters agreement, the company expects to become the sole sponsor of these pension plans during 2016 and will be responsible for its employees retiring during the interim period, and therefore the company has accounted for these plans as multiple-employer plans beginning with the three months ended June 30, 2015. The funded status of these multiple-employer plans is reflected on the company’s condensed consolidated balance sheet as of September 30, 2015 and totaled $127 million.

As of September 30, 2015, the net benefit plan obligations related to the company’s defined benefit pension and OPEB plans that are accounted for as single and multiple-employer plans totaled $497 million, with a related pre-tax AOCI balance of $262 million of deferred losses.

Net periodic benefit cost associated with Baxalta’s single and multiple-employer pension and OPEB plans consisted of the following for the three and nine months ended September 30, 2015 and 2014:

	Three months ended September 30,		Nine months ended September 30,
(in millions)	2015	2014	2015	2014

Net periodic benefit cost:
Service cost	$12	$1	$22	$4
Interest cost	6	2	11	4
Expected return on plan assets	(5)	—	(9)	—
Amortization of actuarial loss	6	—	12	2
Settlement charge	—	1	—	1

Total net periodic benefit cost	$19	$4	$36	$11

NOTE 11    ACCUMULATED OTHER COMPREHENSIVE INCOME

The following is a net-of-tax summary of the changes in AOCI by component for the nine months ended September 30, 2015 and 2014.

(in millions)	Foreign Currency Translation	Pension and Other Employee Benefits	Available- for-sale Securities	Hedging Activities	Total

Gains (losses)
Balance as of December 31, 2014	$(387)	$(52)	$7	$(1)	$(433)
Other comprehensive (loss) income before reclassifications	(235)	(1)	(17)	29	(224)
Amounts reclassified from AOCI(a)	—	8	7	(18)	(3)

Net other comprehensive (loss) income	(235)	7	(10)	11	(227)

Separation-related adjustments	390	(145)	9	28	282

Balance as of September 30, 2015	$(232)	$(190)	$6	$38	$(378)

(in millions)	Foreign Currency Translation	Pension and Other Employee Benefits	Available- for-sale Securities	Hedging Activities	Total

Gains (losses)
Balance as of December 31, 2013	$—	$(51)	$(13)	$—	$(64)
Other comprehensive (loss) income before reclassifications	(242)	4	(19)	—	(257)
Amounts reclassified from AOCI(a)	—	2	—	—	2

Net other comprehensive (loss) income	(242)	6	(19)	—	(255)

Balance as of September 30, 2014	$(242)	$(45)	$(32)	$—	$(319)

(a)	See table below for details about these reclassifications.

The following is a summary of the amounts reclassified from AOCI to net income during the three months ended September 30, 2015 and 2014.

	Amounts reclassified from AOCI(a)
(in millions)	Three months ended September 30, 2015		Three months ended September 30, 2014		Location of impact in income statement

Amortization of pension and other employee benefits
Actuarial losses and other	$(6	)(b)	$(1	)(b)

	(6)		(1)		Total before tax
	2		—		Tax benefit

	$(4)		$(1)		Net of tax

Gains (losses) on hedging activities
Foreign exchange contracts	$13		$—		Cost of sales
Interest rate contracts	1				Net interest expense

	14		—		Total before tax
	(6)		—		Tax expense

	$8		$—		Net of tax

Total reclassification for the period	$4		$(1)		Total net of tax

(a)	Amounts in parentheses indicate reductions to net income.
(b)	These AOCI components are included in the computation of net periodic benefit cost disclosed in Note 10.

The following is a summary of the amounts reclassified from AOCI to net income during the nine months ended September 30, 2015 and 2014.

	Amounts reclassified from AOCI(a)
(in millions)	Nine months ended September 30, 2015		Nine months ended September 30, 2014		Location of impact in income statement

Amortization of pension and other employee benefits
Actuarial losses and other	$(12	)(b)	$(3	)(b)

	(12)		(3)		Total before tax
	4		1		Tax benefit

	$(8)		$(2)		Net of tax

Gains (losses) on hedging activities
Foreign exchange contracts	$28		$—		Cost of sales
Interest rate contracts	1		—		Net interest expense

	29		—		Total before tax
	(11)		—		Tax expense

	$18		$—		Net of tax

Losses on available-for-sale securities
Other-than-temporary impairment of available-for-sale equity securities	$(9)		$—		Other income, net

	(9)		—		Total before tax
	2		—		Tax benefit

	$(7)		$—		Net of tax

Total reclassification for the period	$3		$(2)		Total net of tax

(a)	Amounts in parentheses indicate reductions to net income.
(b)	These AOCI components are included in the computation of net periodic benefit cost disclosed in Note 10.

NOTE 12    INCOME TAXES

Prior to the separation, the company’s income tax expense and deferred tax balances were calculated on a separate tax return basis although the company’s operations had historically been included in the tax returns filed by the respective Baxter entities, of which the company’s business was a part. For periods subsequent to the separation, Baxalta files tax returns on its own behalf and its income tax expense and deferred income tax balances are recorded in accordance with the company’s standalone income tax positions. Baxalta and Baxter entered into a tax matters agreement effective as of the date of separation. For tax contingencies that relate to the period prior to the separation, Baxalta and Baxter will indemnify and hold each other harmless in accordance with the principles outlined in the tax matters agreement.

The company’s effective income tax rate from continuing operations was 20.6% and 27.2% during the three months ended September 30, 2015 and 2014, respectively, and 23.1% and 24.7% during the nine months ended September 30, 2015 and 2014, respectively. The company’s effective income tax rate differs from the U.S. federal statutory rate each year due to state and local taxes, certain operations that are subject to tax incentives and foreign taxes that are different from the U.S. federal statutory rate. In addition, the effective tax rate can be affected each period by discrete factors and events.

The effective income tax rate decreased during both the three and nine months ended September 30, 2015 as compared to the prior year periods primarily due to charges related to the separation incurred during the three and nine months ended September 30, 2015 that were deductible at tax rates higher than the effective rate, a decrease in the non-deductible charge for the Branded Prescription Drug Fee and charges associated with upfront and milestone payments made to collaboration partners that were deductible at tax rates lower than the effective tax rate.

NOTE 13    SHARE-BASED COMPENSATION

Prior to the separation, Baxalta employees participated in Baxter’s incentive stock program and Baxalta recorded costs in cost of sales, selling, general and administrative expenses and R&D expenses for its employees’ participation in the program. In connection with the separation, outstanding Baxter equity awards held by Baxter and Baxalta employees were adjusted into both Baxter and Baxalta equity awards, except for awards granted after January 1, 2015 and certain awards granted during 2014 that were adjusted entirely into corresponding awards of either Baxter or Baxalta based on which company would employ the holder following the separation. The value of the combined Baxter and Baxalta stock-based awards after the separation was designed to generally preserve the intrinsic value and the fair value of the award immediately prior to separation. In periods following the separation, Baxalta records share-based compensation costs relating to its employees’ Baxalta and Baxter equity awards.

In connection with the separation, the company adopted the 2015 Baxalta Incorporated Incentive Plan which provides for the assumption of certain awards granted under the Baxter incentive stock programs and provides for additional shares of common stock available for issuance with respect to awards for participants. The 2015 Baxalta Incorporated Incentive Plan provides for 91 million shares of common stock for issuance with respect to awards for participants.

The following table provides share-based compensation expense by statement of income line item for the three and nine months ended September 30, 2015 and 2014:

	Three months ended September 30,		Nine months ended September 30,
(in millions)	2015	2014	2015	2014

Cost of sales	$3	$2	$8	$6
Selling, general and administrative expense	14	4	26	12
Research and development expenses	3	2	7	5

Total share-based compensation expense	$20	$8	$41	$23

During the six months ended June 30, 2015 and prior to the separation, Baxter awarded share-based compensation grants consisting of 2.4 million stock options and 375,000 RSUs, with respect to the company’s employees. During the three months ended September 30, 2015 and following the separation, Baxalta awarded share-based compensation grants consisting of 2.3 million stock options and 468,000 RSUs to its employees and non-employee directors.

Stock Options

Post-Separation

The weighted-average Black-Scholes assumptions used in estimating the fair value of stock options granted by Baxalta following the separation during the three months ended September 30, 2015, along with the weighted-average grant-date fair values, were as follows:

Three months ended, September 30, 2015

Expected volatility	31%
Expected life (in years)	6.8
Risk-free interest rate	2.1%
Dividend yield	0.9%
Fair value per stock option	$10

The total intrinsic value of Baxalta stock options exercised by both Baxter and Baxalta employees following the separation was $10 million during the three months ended September 30, 2015.

As of September 30, 2015, the unrecognized compensation cost related to all unvested stock options held by Baxalta’s employees of $57 million is expected to be recognized as expense over a weighted-average period of 2.3 years.

Pre-Separation

The weighted-average Black-Scholes assumptions used in estimating the fair value of stock options granted by Baxter prior to the separation during the six months ended June 30, 2015 and nine months ended September 30, 2014, along with the weighted-average grant-date fair values, were as follows:

	Six months ended, June 30, 2015	Nine months ended, September 30, 2014

Expected volatility	20%	24%
Expected life (in years)	5.5	5.5
Risk-free interest rate	1.7%	1.7%
Dividend yield	3.0%	2.8%
Fair value per stock option	$9	$12

The total intrinsic value of Baxter stock options exercised by the company’s employees prior to the separation was $7 million during the six months ended June 30, 2015 and $5 million and $22 million during the three and nine months ended September 30, 2014, respectively.

RSUs

As of September 30, 2015, the unrecognized compensation cost related to all unvested RSUs held by Baxalta employees of $58 million is expected to be recognized as expense over a weighted-average period of 2.1 years.

PSUs

As of September 30, 2015, the unrecognized compensation cost related to all granted unvested PSUs held by Baxalta employees of $3 million is expected to be recognized as expense over a weighted-average period of 0.7 years.

NOTE 14    LEGAL PROCEEDINGS

The company is involved in product liability, patent, commercial, and other legal matters that arise in the normal course of the company’s business. The company records a liability when a loss is considered probable and the amount can be reasonably estimated. If the reasonable estimate of a probable loss is a range, and no amount within the range is a better estimate, the minimum amount in the range is accrued. If a loss is not probable or a probable loss cannot be reasonably estimated, no liability is recorded. As of September 30, 2015, the company’s total recorded reserves with respect to legal matters were $26 million.

Management is not able to estimate the amount or range of any loss for certain contingencies for which there is no reserve or additional loss for matters already reserved. While the liability of the company in connection with the claims cannot be estimated and although the resolution in any reporting period of one or more of these matters could have a significant impact on the company’s results of operations and cash flows for that period, the outcome of these legal proceedings is not expected to have a material adverse effect on the company’s combined financial position. While the company believes that it has valid defenses in these matters, litigation is inherently uncertain, excessive verdicts do occur, and the company may incur material judgments or enter into material settlements of claims.

The company remains subject to the risk of future administrative and legal actions. With respect to governmental and regulatory matters, these actions may lead to product recalls, injunctions, and other restrictions on the company’s operations and monetary sanctions, including significant civil or criminal penalties. With respect to intellectual property, the company may become exposed to significant litigation concerning the scope of the company’s and others’ rights. Such litigation could result in a loss of patent protection or the ability to market products, which could lead to a significant loss of sales, or otherwise materially affect future results of operations.

NOTE 15    AGREEMENTS AND TRANSACTIONS WITH BAXTER

Separation-Related Agreements with Baxter

In connection with the separation, the company entered into a manufacturing and supply agreement, transition services agreement and international commercial operations agreement with Baxter.

Under the terms of the manufacturing and supply agreement, Baxalta manufactures certain products and materials and sells them to Baxter at an agreed-upon price reflecting Baxalta’s cost plus a mark-up for certain products and materials. As a result, the company began recording revenues associated with the manufacturing and supply agreement during the three months ended September 30, 2015 that were not recorded during periods prior to the separation. Revenues associated with manufacturing and supply agreement with Baxter were $35 million during the three months ended September 30, 2015. The company also began purchasing products and materials from Baxter at cost plus a mark-up beginning during the three months ended September 30, 2015. The costs associated with the manufacture of these products were included at cost without a mark-up in the company’s results of operations in periods prior to the separation. The manufacturing and supply agreement did not contribute a significant amount of gross margin or net income to the company’s results of operations during the three months ended September 30, 2015.

Under the terms of the transition services agreement, Baxalta and Baxter provide various services to each other on an interim, transitional basis. The services provided by Baxter to Baxalta include certain finance, information technology, human resources, quality, supply chain and other administrative services and functions, and are generally provided on a cost-plus basis. The services generally extend for approximately 2 years following the separation except for certain information technology services that may extend for 3 years following the separation. During the three months ended September 30, 2015, the company incurred selling, general and administrative expenses of approximately $30 million associated with the transition services agreement with Baxter.

For a certain portion of the company’s operations, the legal transfer of Baxalta’s net assets did not occur by the separation date of July 1, 2015 due to the time required to transfer marketing authorizations and other regulatory requirements in each of these countries. Under the terms of the international commercial operations agreement with Baxter, the company is responsible for the business activities conducted by Baxter on its behalf, and is subject to the risks and entitled to the benefits generated by these operations and assets. As a result, the related assets and liabilities and results of operations have been reported in the company’s condensed consolidated interim financial statements as of and for the three months ended September 30, 2015. Net sales related to these operations totaled approximately $199 million during the three months ended September 30, 2015. At September 30, 2015, the assets and liabilities consisted of inventories, which are reported in inventories on the consolidated balance sheet, and other assets and liabilities, which are reported in due from Baxter International Inc., net, on the consolidated balance sheet. The majority of these operations are expected to be transferred to the company by the end of 2016.

The company and Baxter also entered into a separation and distribution agreement, tax matters agreement, an employee matters agreement and a long-term services agreement in connection with the separation.

The following is a summary of the amounts in the consolidated balance sheet due to or from Baxter, including the assets and liabilities of certain of the company’s operations that have not yet transferred to Baxalta and are held by Baxter as of the balance sheet date:

(in millions)	September 30, 2015

Inventories	$107

Assets to be transferred to Baxalta, held by Baxter	$211
Other amounts due from Baxter	282

Due from Baxter International Inc.	$493

Liabilities to be transferred to Baxalta, held by Baxter	$43
Other amounts due to Baxter	516

Due to Baxter International Inc.	$559

Other amounts due to / from Baxter primarily relate to intercompany balances which originated prior to the separation and ongoing transactions with Baxter associated with the separation-related agreements described above, including current tax-related indemnification liabilities of $75 million and long-term tax-related indemnification liabilities of $51 million.

Corporate Overhead and Other Allocations from Baxter Prior to Separation

Prior to the separation, the company did not operate as a standalone business and had various relationships with Baxter whereby Baxter provided services to the company. In the financial statements prior to the separation, Baxter provided the company certain services, which included, but were not limited to, executive oversight, treasury, finance, legal, human resources, tax planning, internal audit, financial reporting, information technology and investor relations. The financial information in the condensed combined financial statements in periods prior to the separation did not necessarily include all the expenses that would have been incurred had the company been a separate, standalone entity. Baxter charged the company for these services based on direct and indirect costs. When specific identification was not practicable, a proportional cost method was used, primarily based on sales, headcount, or square footage. These allocations were reflected as follows in the unaudited condensed combined financial statements:

(in millions)	Six months ended June 30, 2015	Three months ended September 30, 2014	Nine months ended September 30, 2014

Cost of sales allocation	$21	$—	$10
Selling, general and administrative allocations	258	125	382
Research and development allocations	5	4	9
Other expense, net allocation	—	1	1

Total corporate overhead and other allocations from Baxter	$284	$130	$402

Management believes that the methods used to allocate expenses to the company’s historical financial statements were reasonable.

Centralized Cash Management Prior to Separation

Prior to the separation, Baxter used a centralized approach to cash management and financing of operations. The majority of the company’s subsidiaries were party to Baxter’s cash pooling arrangements with several financial institutions to maximize the availability of cash for general operating and investing purposes. Under these cash pooling arrangements, cash balances were swept regularly from the company’s accounts. Cash transfers to and from Baxter’s cash concentration accounts and the resulting balances at the end of each reporting period were reflected in net parent company investment in the condensed combined balance sheets. At December 31, 2014, cash and equivalents were not allocated to the company due to Baxter’s centralized approach to cash management.

NOTE 16    DISCONTINUED OPERATIONS

In July 2014, the company entered into an agreement with Pfizer, Inc. to sell its commercial vaccines business and committed to a plan to divest the remainder of its vaccines business, which included certain R&D programs. In December 2014, the company completed the divestiture of the commercial vaccines business and recorded an after-tax gain of $417 million. During the nine months ended September 30, 2015, the company recorded an after-tax gain of $9 million as a result of a purchase price adjustment.

In December 2014, the company entered into a separate agreement with Nanotherapeutics, Inc. for the sale of certain vaccines-related R&D programs. The company completed the divestiture in August 2015 and received cash proceeds of approximately $34 million and recorded an after-tax gain of $28 million.

As a result of the divestitures, the operations and cash flows of the vaccines business have been eliminated from the ongoing operations of the company.

Following is a summary of the operating results of the vaccines business, which have been reflected as discontinued operations for the three and nine months ended September 30, 2015 and 2014:

	Three months ended September 30,		Nine months ended September 30,
(in millions)	2015	2014	2015	2014

Net sales	$—	$54	$1	$267
Income (loss) from discontinued operations before income taxes, excluding gain on sale	—	23	(4)	138
Gain on sale before income taxes	34	—	44	—
Income tax expense	(6)	(2)	(6)	(16)

Income from discontinued operations, net of taxes	$28	$21	$34	$122

                     Shares

Baxalta Incorporated

Common Stock

Prospectus

                    , 2016

J.P. Morgan

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth the costs and expenses payable by the registrant in connection with the issuance of the securities being registered. All amounts are estimates except the Securities and Exchange Commission registration fee.

Item	Amount
Securities and Exchange Commission registration fee		$10,070
Legal fees and expenses	$	*
Accounting fees and expenses	$	*
Printing expenses	$	*
Registrar and Transfer Agent fees	$	*
Miscellaneous	$	*

Total	$	*

*	To be included by amendment.

ITEM 14.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their shareholders for monetary damages for breaches of directors’ fiduciary duties as directors, and Baxalta’s amended and restated certificate of incorporation includes such an exculpation provision. Baxalta’s amended and restated certificate of incorporation and amended and restated bylaws include provisions that require Baxalta to indemnify, to the fullest extent allowable under the DGCL, the directors and officers of Baxalta or any of its subsidiaries. Baxalta’s amended and restated certificate of incorporation and amended and restated bylaws also provide that Baxalta must pay the expenses incurred by the indemnified person in defending or otherwise participating in any proceeding in advance of its final disposition, subject to Baxalta’s receipt of an undertaking from the indemnified party that such party will repay such amount if it is ultimately determined that such party is not entitled to be indemnified by Baxalta. Baxalta’s amended and restated certificate of incorporation expressly authorizes Baxalta to carry insurance to protect Baxalta’s directors and officers against liability asserted against them or incurred by them in any such capacity.

ITEM 15.	RECENT SALES OF UNREGISTERED SECURITIES.

In connection with the formation of Baxalta on September 8, 2014, Baxalta issued 100 shares of its common stock to Baxter pursuant to Section 4(a)(2) of the Securities Act. Baxalta did not register this issuance of shares under the Securities Act because such issuance did not constitute a public offering. On June 23, 2015, Baxalta issued $5 billion aggregate principal amount of senior notes for an aggregate offering price of $4.98 billion (before underwriting discounts of approximately $30 million). The notes were sold to a group of initial purchasers for whom Citigroup Global Markets Inc., Goldman Sachs & Co., J.P. Morgan Securities LLC and UBS Securities LLC acted as representatives pursuant to Section 4(a)(2) of the Securities Act and resold by the initial purchasers (a) within the United States to “qualified institutional buyers” (within the meaning of Rule 144A under the Securities Act) and (b) outside the United States in reliance upon Regulation S under the Securities Act. See “Description of Material Indebtedness.”

ITEM 16.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)	Exhibits

See Exhibit Index.

(b) Financial Statement Schedules

None.

ITEM 17.	UNDERTAKINGS.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bannockburn, State of Illinois, on February 3, 2016.

Baxalta Incorporated.
By:	/s/ Ludwig N. Hantson
Name: Ludwig N. Hantson, Ph.D.
Title: President and Chief Executive Officer

Each person whose signature appears below on this registration statement hereby constitutes and appoints Robert J. Hombach, Peter G. Edwards and Stephanie D. Miller, and each of them, and any successor or successors to such offices held by each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this registration statement (including, without limitation, post-effective amendments), and any registration statement or amendment under Rule 462(b) under the Securities Act of 1933, as amended, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that such attorneys-in-fact and agents or any of them, or their, his or her substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated on February 3, 2016.

Signature	Title

/s/ Ludwig N. Hantson Ludwig N. Hantson, Ph.D.	President, Chief Executive Officer and Director (principal executive officer)

/s/ Robert J. Hombach Robert J. Hombach	Executive Vice President, Chief Financial Officer and Chief Operations Officer (principal financial officer)

/s/ John A. McCoy John A. McCoy	Senior Vice President and Controller (principal accounting officer)

/s/ Wayne T. Hockmeyer Wayne T. Hockmeyer, Ph.D.	Chairman of the Board

/s/ Blake E. Devitt Blake E. Devitt	Director

/s/ Karen J. Ferrante Karen J. Ferrante, M.D.	Director

Signature	Title

/s/ John D. Forsyth John D. Forsyth	Director

/s/ Gail D. Fosler Gail D. Fosler	Director

/s/ James R. Gavin James R. Gavin III, M.D., Ph.D.	Director

/s/ Francois Nader Francois Nader, M.D.	Director

/s/ Albert P.L. Stroucken Albert P.L. Stroucken	Director

EXHIBIT INDEX

Exhibit No.	Description
1.1**	Form of Underwriting Agreement.
2.1	Separation and Distribution Agreement, dated as of June 30, 2015, by and between Baxter International Inc. and Baxalta Incorporated (incorporated by reference to Exhibit 2.1 to Current Report on Form 8-K of Baxalta Incorporated, filed July 2, 2015).
2.2	Agreement and Plan of Merger, dated as of January 11, 2016, among Shire plc, BearTracks, Inc. and Baxalta Incorporated (incorporated by reference to Exhibit 2.1 to Current Report on Form 8-K of Baxalta Incorporated, filed January 11, 2016).
3.1	Amended and Restated Certificate of Incorporation of Baxalta Incorporated (incorporated by reference to Exhibit 3.1 to Current Report on Form 8-K of Baxalta Incorporated, filed July 2, 2015).
3.2	Certificate of Designation of Series A Junior Participating Preferred Stock of Baxalta Incorporated (incorporated by reference to Exhibit 3.1 to Baxalta Incorporated’s Registration Statement on Form 8-A filed June 30, 2015).
3.3	Amended and Restated Bylaws of Baxalta Incorporated (incorporated by reference to Exhibit 3.2 to Current Report on Form 8-K of Baxalta Incorporated, filed July 2, 2015).
4.1	Shareholder’s and Registration Rights Agreement, dated as of June 30, 2015, by and between Baxter International Inc. and Baxalta Incorporated (incorporated by reference to Exhibit 4.2 to Current Report on Form 8-K of Baxalta Incorporated, filed July 2, 2015).
4.2	Indenture between Baxalta Incorporated and The Bank of New York Mellon Trust Company, N.A., as Trustee, dated as of June 23, 2015 (incorporated by reference to Exhibit 4.1 to Current Report on Form 8-K of Baxalta Incorporated, filed June 23, 2015).
4.3	First Supplemental Indenture, to the Indenture dated as of June 23, 2015, between Baxalta Incorporated and The Bank of New York Mellon Trust Company, N.A., as Trustee, dated as of June 23, 2015 (incorporated by reference to Exhibit 4.2 to Current Report on Form 8-K of Baxalta Incorporated, filed June 23, 2015).
4.4	Registration Rights Agreement, dated as of June 23, 2015, by and among Baxalta Incorporated, Baxter International Inc. and Citigroup Global Markets Inc., Goldman, Sachs & Co., J.P. Morgan Securities LLC and UBS Securities LLC as representatives of the Initial Purchasers (incorporated by reference to Exhibit 4.4 to Current Report on Form 8-K of Baxalta Incorporated, filed June 23, 2015).
4.5	Rights Agreement, dated as of June 30, 2015, by and between Baxalta Incorporated and Computershare Trust Company, N.A. and Computershare Inc. collectively as Rights Agent (incorporated by reference to Exhibit 4.1 to Baxalta Incorporated’s Registration Statement on Form 8-A filed June 30, 2015).
4.6	Amendment to Rights Agreement, dated as of January 11, 2016, among Baxalta Incorporated, Computershare Inc. and Computershare Trust Company, N.A. (incorporated by reference to Exhibit 4.1 to Current Report on Form 8-K of Baxalta Incorporated, filed January 11, 2016).
5.1**	Opinion of Stephanie D. Miller.
C 10.1	Form of Severance Agreement (incorporated by reference to Exhibit 10.1 to Amendment No. 2 to the Registration Statement on Form 10 of Baxalta Incorporated, filed April 10, 2015).
10.2	Transition Services Agreement, dated as of June 30, 2015, by and between Baxter International Inc. and Baxalta Incorporated (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K of Baxalta Incorporated, filed July 2, 2015).
10.3	Tax Matters Agreement, dated as of June 30, 2015, by and between Baxter International Inc. and Baxalta Incorporated (incorporated by reference to Exhibit 10.2 to Current Report on Form 8-K of Baxalta Incorporated, filed July 2, 2015).
10.4	Manufacturing and Supply Agreement, dated as of June 30, 2015, by and between Baxter International Inc. and Baxalta Incorporated (incorporated by reference to Exhibit 10.3 to Current Report on Form 8-K of Baxalta Incorporated, filed July 2, 2015).

Exhibit No.	Description
10.5	Employee Matters Agreement, dated as of June 30, 2015, by and between Baxter International Inc. and Baxalta Incorporated (incorporated by reference to Exhibit 10.4 to Current Report on Form 8-K of Baxalta Incorporated, filed July 2, 2015).
10.6	Trademark License Agreement, dated as of June 30, 2015, by and between Baxter International Inc. and Baxalta Incorporated (incorporated by reference to Exhibit 10.5 to Current Report on Form 8-K of Baxalta Incorporated, filed July 2, 2015).
10.7	International Commercial Operations Agreement, dated as of June 30, 2015, by and among Baxalta World Trade LLC, Baxalta GmbH, Baxalta Holding B.V., Baxter World Trade Corporation, Baxter Healthcare SA and Baxter Holding B.V. (incorporated by reference to Exhibit 10.6 to Current Report on Form 8-K of Baxalta Incorporated, filed July 2, 2015).
10.8	Long Term Services Agreement, dated as of June 30, 2015, by and between Baxter International Inc. and Baxalta Incorporated (incorporated by reference to Exhibit 10.7 to Current Report on Form 8-K of Baxalta Incorporated, filed July 2, 2015).
10.9	Galaxy License Agreement, dated as of June 30, 2015, by and among Baxter International Inc., Baxter Healthcare SA and Baxalta Incorporated (incorporated by reference to Exhibit 10.8 to Current Report on Form 8-K of Baxalta Incorporated, filed July 2, 2015).
C 10.10	Form of Indemnification Agreement for directors and officers (incorporated by reference to Exhibit 10.10 to Amendment No. 2 to the Registration Statement on Form 10 of Baxalta Incorporated, filed April 10, 2015).
10.11	Office Lease Agreement, dated February 20, 2015, between Hub Mid-West LLC and Baxter Healthcare Corporation (incorporated by reference to Exhibit 10.11 to Amendment No. 4 to the Registration Statement on Form 10 of Baxalta Incorporated, filed May 29, 2015).
C 10.12	Baxalta Incorporated 2015 Incentive Plan (incorporated by reference to Exhibit 4.1 to Baxalta Incorporated’s Registration Statement on Form S-8, File No. 333-205329 filed June 29, 2015).
10.13	Five-Year Credit Agreement, dated as of July 1, 2015, among Baxalta Incorporated as Borrower, JPMorgan Chase Bank, National Association, as Administrative Agent and certain other financial institutions named therein (incorporated by reference to Exhibit 10.9 to Current Report on Form 8-K of Baxalta Incorporated, filed July 2, 2015).
C 10.14	2015 Baxalta Incorporated Non-Employee Director Compensation Plan (incorporated by reference to Exhibit 10.10 to Current Report on Form 8-K of Baxalta Incorporated, filed July 2, 2015).
C 10.15	Baxalta Incorporated Directors’ Deferred Compensation Plan (incorporated by reference to Exhibit 10.11 to Current Report on Form 8-K of Baxalta Incorporated, filed July 2, 2015).
C 10.16	Baxalta Incorporated and Subsidiaries Deferred Compensation Plan (incorporated by reference to Exhibit 4.1 to Baxalta Incorporated’s Registration Statement on Form S-8, File No. 333-205330 filed June 29, 2015).
C 10.17	Baxalta Incorporated and Subsidiaries Supplemental Pension Plan (incorporated by reference to Exhibit 10.15 to Current Report on Form 8-K of Baxalta Incorporated, filed July 2, 2015).
C 10.18	Form of Severance Agreement entered into with executive officers (incorporated by reference to Exhibit 10.16 to Current Report on Form 8-K of Baxalta Incorporated, filed July 2, 2015).
C 10.19	Baxalta Incorporated Equity Plan (incorporated by reference to Exhibit 10.17 to Current Report on Form 8-K of Baxalta Incorporated, filed July 2, 2015).
10.20	Amendment No. 1 to Five-Year Credit Agreement, dated as of November 12, 2015, among Baxalta Incorporated as Borrower, JPMorgan Chase Bank, National Association, as Administrative Agent and certain other financial institutions named therein (incorporated by reference to Exhibit 10.1 to Quarterly Report on Form 10-Q of Baxalta Incorporated, filed November 12, 2015).
C 10.21	Amendment to Form of Severance Agreement entered into with executive officers, effective as of November 11, 2015 (incorporated by reference to Exhibit 10.2 to Quarterly Report on Form 10-Q of Baxalta Incorporated, filed November 12, 2015).

Exhibit No.	Description
10.22	Letter Agreement, dated as of January 11, 2016, among Baxter International Inc., Shire plc and Baxalta Incorporated (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K of Baxalta Incorporated, filed January 11, 2016).
C 10.23	Form of Severance Agreements Amendment between Baxalta Incorporated and certain of Baxalta Incorporated’s executive officers (incorporated by reference to Exhibit 10.2 to Current Report on Form 8-K of Baxalta Incorporated, filed January 11, 2016).
21.1	Subsidiaries of Baxalta Incorporated (incorporated by reference to Exhibit 21.1 to Amendment No. 3 to the Registration Statement on Form 10 of Baxalta Incorporated, filed May 19, 2015).
23.1*	Consent of PricewaterhouseCoopers LLP.
23.2**	Consent of Stephanie Miller (included in Exhibit 5.1 above).
24.1*	Powers of Attorney (included on signature pages to this Registration Statement on Form S-1).
101.INS**	XBRL Instance Document
101.SCH**	XBRL Taxonomy Extension Schema
101.CAL**	XBRL Taxonomy Extension Calculation Linkbase
101.DEF**	XBRL Taxonomy Extension Definition Linkbase
101.LAB**	XBRL Taxonomy Extension Label Linkbase
101.PRE**	XBRL Taxonomy Extension Presentation Linkbase

*	Filed herewith.
**	To be filed by amendment.
C	Management contract or compensatory plan or arrangement.